As filed with the Securities and Exchange Commission on July 19, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUEST ENERGY PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	1311	26-0518546
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9520 North May Avenue, Suite 300
Oklahoma City, Oklahoma 73120
(405) 488-1304
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

David E. Grose
Chief Financial Officer
9520 North May Avenue, Suite 300
Oklahoma City, Oklahoma 73120
(405) 488-1304
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Patrick Respeliers James Swenson Stinson Morrison Hecker LLP 1201 Walnut Kansas City, Missouri 64106 (816) 842-8600	Joshua Davidson Douglass M. Rayburn Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)(2)	Fee
Common Units representing limited partner interests	$211,312,500	$6,487

(1)	Includes common units issuable upon exercise of the underwriters’ over-allotment option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2007

PRELIMINARY PROSPECTUS
8,750,000 Common Units
[Quest Energy Partners Logo]

Representing Limited Partner Interests

Quest Energy Partners, L.P. is a limited partnership recently formed by Quest Resource Corporation. We are offering 8,750,000 common units representing limited partnership interests. This is the initial public offering of our common units. We expect the initial public offering price to be between $     and $      per common unit. We intend to apply to list our common units on the NASDAQ Global Market under the symbol “QELP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 20.

These risks include the following:

•	We may not have sufficient cash from operations to pay the initial quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses, including reimbursements of expenses to our general partner and its affiliates.

•	On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our units for the year ended December 31, 2006 or for the twelve months ended March 31, 2007.

•	Unless we replace our reserves, our reserves and production will decline, which would reduce our cash flows from operations and impair our ability to make distributions.

•	We are unlikely to be able to sustain distributions at the level of our estimated initial quarterly distribution without making capital expenditures or accretive acquisitions that maintain or grow our asset base.

•	Our development operations will require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our production and reserves.

•	We will have substantial debt and will likely incur substantial additional debt in the future. This debt may restrict our ability to make distributions and/or to execute our drilling program.

•	Natural gas prices are very volatile and are near historically high levels. A decline in commodity prices will cause a decline in our cash flow from operations and reduce our cash available for distribution.

•	Quest Resource Corporation controls our general partner, which conducts our business and manages our operations. Quest Resource Corporation and its affiliates, including our general partner, have conflicts of interest with us and limited fiduciary duties to us, which may permit them to favor their own interests to your detriment.

•	Holders of our common units have limited voting rights, are not entitled to elect the directors of our general partner and face significant difficulties in removing our general partner.

•	You will experience immediate and substantial dilution of $12.31 in tangible net book value per common unit.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

PRICE $     PER COMMON UNIT

	Per Common Unit	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	Excludes a structuring fee of 0.5% of the gross proceeds of this offering, or $ , payable to A.G. Edwards & Sons, Inc. for evaluation, analysis and structuring of our partnership and this offering. Please read “Underwriting” beginning on page 182 for more information.

We have granted the underwriters a 30-day option to purchase up to an additional 1,312,500 common units on the same terms and conditions set forth above to cover over-allotments. A.G. Edwards & Sons, Inc., on behalf of the underwriters, expects to deliver the common units on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

A.G. Edwards	Wachovia Securities	RBC Capital Markets

Friedman Billings Ramsey

The date of this prospectus is          , 2007

(Map to come)

i

As used in this prospectus, unless we indicate otherwise, the terms: (1) “our”, “we”, “us” and similar terms refer to Quest Energy Partners, L.P. and its subsidiaries, after giving effect to the formation transactions described on page 8 of this prospectus, (2) “Quest Energy GP” or “our general partner” refers to Quest Energy GP, LLC, our general partner, (3) “our Parent” refers to Quest Resource Corporation (Nasdaq: QRCP), the owner of our general partner, and its subsidiaries (other than us) and (4) “Quest Midstream” refers to Quest Midstream Partners, L.P. and its subsidiaries. References in this prospectus to the “Partnership Properties” or “our properties” refer to the gas and oil properties to be contributed to us by our Parent in connection with this offering.

As used in this prospectus, “standardized measure” is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the United States Securities and Exchange Commission, or the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Our standardized measure does not reflect any future income tax expenses because we are not subject to income taxes. Standardized measure does not give effect to derivative transactions. For a description of our derivative transactions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.” Standardized measure is an accounting term that should not be confused with fair market value.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in the common units. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. You should read “Risk Factors”, beginning on page 20, for information about important risks that you should consider carefully before deciding to buy our common units. The information presented in this prospectus assumes (1) an initial public offering price of $20.00 per unit and (2) no exercise of the underwriters’ over-allotment option. We include a glossary of some of the gas and oil terms used in this prospectus as Appendix B.

Quest Energy Partners, L.P.

Overview

We are a growth-oriented Delaware limited partnership formed in July 2007 by our Parent, Quest Resource Corporation, to acquire, exploit and develop oil and natural gas properties. Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders at our initial distribution rate and, over time, to increase our quarterly cash distributions. We intend to pay holders of our common units distributions of available cash of $0.3875 per unit for each quarter, or $1.55 per unit annually, before we pay any distributions to holders of our subordinated units. Our operations are currently focused on the development of coal bed methane, or CBM, in a 15-county region in southeastern Kansas and northeastern Oklahoma, referred to in this prospectus as the “Cherokee Basin.” In addition to our producing properties, we have a significant inventory of potential drilling locations and acreage in the Cherokee Basin that we believe will allow us to grow our reserves and production over time.

As of December 31, 2006, we had 198.2 Bcfe of estimated net proved reserves, of which approximately 99% were CBM and 62% were proved developed. We operate over 99% of our existing wells, with an average net working interest of 99% and an average net revenue interest of approximately 82%. We believe we are the largest CBM producer in the Cherokee Basin with an average net daily production of 41.4 MMcfe for the three months ended March 31, 2007. Our reserves are long-lived, with an average reserve-to-production ratio of 16.1 years as of December 31, 2006, which we define as estimated net proved reserves as of December 31, 2006 divided by our net production for 2006. Our typical Cherokee Basin CBM well has a predictable production profile and a standard economic life of approximately 15 years. Our estimated net proved reserves at December 31, 2006 had estimated future net revenues discounted at 10%, which we refer to as the “standardized measure”, of $268.1 million.

Prior to the completion of this offering, we intend to enter into derivative contracts with respect to approximately 80% of our estimated net production from proved developed producing reserves through the third quarter of 2010. We also intend to diversify our operations by pursuing accretive acquisitions of conventional and unconventional gas and oil assets outside the Cherokee Basin. Even if we do not make additional acquisitions, we believe that our multi-year inventory of additional development drilling locations on our undeveloped acreage gives us the opportunity to maintain and increase our proved reserves and average net daily production.

In connection with this offering, our Parent will contribute all of its Cherokee Basin CBM properties to us. Upon completion of this offering, our Parent will directly own our general partner, which will have a 2.0% general partner interest in us as well as incentive distribution rights. Our Parent will also directly own 4,956,702 common units and 9,452,898 subordinated units, representing an aggregate 61.0% limited partner interest in us.

Partnership Properties

All of our gas and oil properties are located in the Cherokee Basin and substantially all of our reserves are CBM reserves. CBM is comprised almost entirely of methane gas, which is a primary component of natural gas. Unlike conventional natural gas hydrocarbon production, CBM gas is “dry”, or without the presence of other naturally occurring hydrocarbon liquids such as ethane, propane and butane. Accordingly, CBM gas is suitable for gathering and delivery into end-user sales pipelines without the necessity to process or remove any liquids. CBM is produced when large volumes of water are pumped from a coal seam in a process known as dewatering or depressuring. As pressure within the coalbed formation is reduced, CBM is released through a process called desorption. CBM then moves into naturally occurring cracks, or cleats, in the coal, and then to the production wells. Cleats are natural fractures which have formed in the coals, usually as a result of the coalification process and geological stresses. Because the cleats are generally filled with water, the static water level above the coal must be reduced, which then lowers the reservoir pressure allowing desorption to occur. Thus, unlike producing from a conventional natural gas reservoir, reservoir pressure in a coalbed formation must generally be reduced to allow for production of CBM. Because of the necessity to remove water and reduce the pressure within the coal seam, CBM, unlike conventional hydrocarbons, often will not show immediately on initial production testing. Coalbed formations typically require extensive dewatering and depressuring before desorption can occur and the methane begins to flow at commercial rates. Our Cherokee Basin CBM properties typically dewater for a period of 12 months before peak production rates are achieved.

There are three well defined coal seams underlying our current acreage position. These coal seams are found at relatively shallow depths (300 to 1,400 feet), making wells easier to drill and less expensive to complete compared to conventional wells. Our wells generally reach total depth in one and one half days and our estimated average cost for drilling and completing a well for the three months ended March 31, 2007 was approximately $135,000. Our Cherokee Basin multi-seam CBM wells have an average net proved reserves of 130 MMcf.

As of March 31, 2007, we were operating approximately 1,723 gross gas wells, of which approximately 90% were multi-seam wells, and 30 gross oil wells. As of December 31, 2006, we owned the development rights to approximately 510,000 net acres throughout the Cherokee Basin and had only developed approximately 46% of our acreage. For 2007, we have budgeted approximately $79.0 million to drill and complete an estimated 558 gross wells and recomplete an estimated 80 gross wells, as well as an additional $37.0 million for acreage, equipment and vehicle replacement and purchases and salt water disposal facilities. For the three months ended March 31, 2007, we spent approximately $23.3 million, resulting in the connection of 113 gross wells and the recompletion of 9 gross wells. We expect to drill and connect 325 wells in 2008. Our recompletions generally consist of converting wells that were originally completed with single seam completions into multi-seam completions, which allows us to produce additional gas from different levels. As of December 31, 2006, our undeveloped acreage contained approximately 1,760 gross CBM drilling locations, of which 250 were classified as proved undeveloped. Over 99% of the CBM wells that have been drilled on our acreage to date have been successful. Our Cherokee Basin acreage is currently being developed utilizing primarily 160-acre spacing. However, several of our competitors are currently developing their CBM reserves in the Cherokee Basin on 80-acre spacing. We are currently conducting a pilot program to test the development of a portion of our acreage using 80-acre spacing. If our pilot project is successful, we could significantly increase the number of CBM drilling locations which are present on our acreage. None of our acreage or producing wells is associated with coal mining operations.

The following table summarizes information about our reserves as of December 31, 2004, 2005 and 2006 and our new well development activity for the twelve months ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007:

				Three Months
				Ended
	Twelve Months Ended December 31,			March 31,
	2004	2005	2006	2007

Estimated net proved reserves (Bcfe)(1)	150.1	134.5	198.2	N/A
Percent proved developed(1)	54.5%	53.4%	61.8%	N/A
Wells drilled (gross)	466	99 (3)	622	124
Wells recompleted (gross)	38	205	125	9
Wells connected (gross)	164	233	638	113
Well completion %	98%	98%	99%	99%
Total well drilling and completion capital expenditures (in thousands)(2)	$35,582	$45,070	$106,619	$18,387

(1)	At period end.

(2)	Capital expenditures represent actual cash expenditures and do not reflect allocated costs or amounts.

(3)	Covenants in a prior credit facility restricted us from drilling during most of 2005.

Gas Hedging

We seek to mitigate our exposure to volatility in commodity prices through our use of derivative contracts including fixed-price contracts comprised of energy swaps and collars. For 2007, we have fixed price swaps covering 13% of our estimated net gas production from proved developed producing reserves and collars covering 47% of our estimated net gas production from proved developed producing reserves. We also have collars covering 32% of our estimated net gas production from proved developed producing reserves in 2008. In addition, for 2009, we have fixed price swaps covering 43% of our estimated net gas production from proved developed producing reserves. By removing a significant portion of price volatility of our future gas production we have mitigated, but not eliminated, the potential effects of changing gas prices on our cash flows from operations for those periods. We sell the majority of our gas based on the Southern Star Central TX/KS/OK (“Southern Star”) first of month index, with the remainder sold on the daily price on the Southern Star index. All of our derivative contracts are based on the Southern Star first of month index, except for some of our older collar agreements covering approximately 3.6 Bcf of gas in 2007 (20% of our estimated net gas production from proved developed producing reserves) and 2.9 Bcf of gas in 2008 (11% of our estimated net gas production from proved developed producing reserves) that are based on NYMEX pricing. As a result, we are not exposed to basis differential risk, except for the NYMEX collars. We have entered into derivative contracts locking the basis differential on approximately 50% of these NYMEX volumes at a weighted average rate of approximately $1.09 per Mcf. Prior to the completion of this offering, we intend to have derivative contracts with respect to approximately 80% of our total estimated net production from proved developed producing reserves through the third quarter of 2010. For more information on our derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

Business Strategies

Our primary business objective is to make quarterly cash distributions to our unitholders at our initial distribution rate, and over time increase our quarterly cash distributions. Our strategy for achieving this objective is to:

•	increase reserves and production through executing what we believe to be a low-risk development and exploitation drilling program;

•	make accretive acquisitions of conventional and unconventional gas and oil properties characterized by a high percentage of proved developed producing reserves with long-lived, stable production and development opportunities whereby we can apply our management’s knowledge and expertise;

•	reduce the volatility in our revenues resulting from changes in gas and oil commodity prices through our hedging program;

•	maintain low cost and efficient operations; and

•	control our operations and limit our reliance on third party contractors with respect to the completion, stimulation and connection of our wells.

For a more detailed description of our business strategies, please read “Business — Business Strategies.”

Competitive Strengths

We believe that the following competitive strengths will allow us to achieve our objectives of generating and growing available cash for distribution:

•	high quality asset base characterized by stable, long-lived production with an average reserve-to-production ratio of 16.1 years as of December 31, 2006, low geological risk and predictable production profiles;

•	an extensive drilling inventory of approximately 1,760 gross CBM drilling locations, of which 250 were classified as proved undeveloped, and approximately 268,295 net undeveloped acres as of December 31, 2006;

•	operational, acquisition evaluation, risk management and technical support from our Parent; and

•	experienced and knowledgeable management team with extensive experience in developing conventional and unconventional reserves.

For a more detailed description of our competitive strengths, please read “Business — Competitive Strengths.”

Our Relationship with our Parent and Quest Midstream

One of our principal attributes is our relationship with our Parent, which is an independent energy company engaged in the exploration, development and production of gas and oil and related midstream activities. Upon completion of this offering, our Parent will control us through its ownership of our general partner, which owns a 2.0% general partner interest in us as well as incentive distribution rights. Please read “How We Make Cash Distributions — Incentive Distribution Rights.” Our Parent will also directly own 4,956,702 common units and 9,452,898 subordinated units representing an aggregate 61.0% limited partner interest in us.

While our relationship with our Parent may benefit us, it is also a source of potential conflicts of interest. At the closing of this offering, we and our Parent will enter into an omnibus agreement. The omnibus agreement contains limited non-compete, expense reimbursement and indemnification provisions. Please read “Conflicts of Interest and Fiduciary Duties.”

Exploitation and Exploration Activities

Upon completion of the formation transactions described in this prospectus, substantially all of our Parent’s existing gas and oil properties will be contributed to us. Our Parent will continue to own approximately 14,000 net undeveloped acres located in the States of Texas, New Mexico and Pennsylvania. Part of our Parent’s strategy is to acquire additional acreage in areas without proved gas and oil reserves and to conduct exploration activities on its existing properties and any other properties acquired in the future. Our Parent currently intends to focus its exploration activities on areas with potential for producing unconventional gas.

In the event that our Parent is successful in developing additional proved reserves, it intends to use us as the primary entity for its exploitation and development activities. As a result, we believe that we may have opportunities to acquire from our Parent any of these gas or oil properties with additional proved reserves that are appropriate to our structure and strategy as a master limited partnership. In addition, opportunities may arise to acquire a package of gas or oil properties, only some of which have proved reserves. In those cases, we anticipate that we and our Parent could work together to acquire all of the properties with our Parent acquiring those properties on which further exploration activities are required while we would acquire those properties that are suitable for exploitation and development activity. We believe our Parent will have a strong incentive to contribute or sell additional assets to us, and to team with us to acquire properties jointly, due to its significant ownership of limited and general partner interests in us. However, our Parent has no obligation to do so and may elect to acquire or dispose of gas and oil properties in the future without offering us the opportunity to purchase or participate in the acquisition of those assets. Our Parent has retained such flexibility because it believes it is in the best interests of its shareholders to do so. We cannot say with any certainty which, if any, opportunities to acquire assets from our Parent may be made available to us or if we will choose to pursue any such opportunity. Although our Parent and its subsidiaries are prohibited from competing with us inside the Cherokee Basin, our Parent and its subsidiaries are not prohibited from competing with us outside the Cherokee Basin.

Midstream Services

Our Parent also controls Quest Midstream through its 85% ownership of Quest Midstream’s general partner and its ownership of approximately 49% of Quest Midstream’s limited partner interests. Our Parent intends for Quest Midstream to be the primary entity for conducting its midstream operations. Quest Midstream owns and operates an over 1,700 mile gas gathering pipeline system in the Cherokee Basin. Pursuant to a midstream services and gas dedication agreement to which we will become a party at the closing of the offering, Quest Midstream will gather and provide certain midstream services to us for all gas produced from our wells in the Cherokee Basin that are connected to Quest Midstream’s gathering system. The initial term of the midstream services agreement expires on December 1, 2016, with two additional five-year renewal periods that may be exercised by either party upon 180 days’ notice. Under the midstream services agreement, we will pay Quest Midstream $0.50 per MMBtu of gas for gathering, dehydration and treating services and $1.10 per MMBtu of gas for compression services, subject to an annual adjustment based on changes in gas prices and the producer price index. Such fees will never be reduced below the initial rates described above and are subject to renegotiation upon the exercise of each five-year extension period. Under the terms of some of our gas leases, we may not be able to charge the full amount of these fees to royalty owners, which would increase the average fees per MMBtu that we effectively pay under the midstream services agreement.

Quest Midstream will have an exclusive option for sixty days to connect to its gathering system each of the gas wells that we develop in the Cherokee Basin. In addition, Quest Midstream will be required to connect to its gathering system, at its expense, any new gas wells that we complete in the Cherokee Basin if Quest Midstream would earn a specified internal rate of return from those wells. This rate of return is subject to renegotiation once after the fifth anniversary of the agreement and once during each renewal period at the election of either party. The midstream services agreement also requires the drilling of a minimum of 750 new wells in the Cherokee Basin during the two year period ending December 1, 2008, 151 of which have been drilled in the Cherokee Basin through March 31, 2007. We expect to drill 434 additional wells in 2007 and 325 wells in 2008. For more information about the midstream services agreement, please read “Business — Gas Gathering — Midstream Services Agreement.”

In addition, so long as we are an affiliate of our Parent and a change of control of Quest Midstream or its general partner has not occurred, we will be subject to a midstream omnibus agreement with Quest Midstream and our Parent. The midstream omnibus agreement governs:

•	the obligations of us and our affiliates to refrain from engaging in certain business opportunities that compete with Quest Midstream;

•	a right of first offer allowing Quest Midstream to acquire certain of our assets in the event of a sale or transfer of such assets; and

•	an option allowing Quest Midstream to provide midstream services for any acreage located outside the Cherokee Basin that we or any of our affiliates may acquire in the future.

For more information about the midstream omnibus agreement, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Midstream Omnibus Agreement.”

Summary of Risk Factors

An investment in our common units involves risks associated with our business, regulatory and legal matters, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not exhaustive. Please read carefully these and other risks described under “Risk Factors.”

Risks Related to Our Business

•	We may not have sufficient cash from operations to pay the initial quarterly distribution on our common units following the establishment of cash reserves and the payment of fees and expenses, including reimbursements of expenses to our general partner and its affiliates.

•	On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our units for the year ended December 31, 2006 or for the twelve months ended March 31, 2007.

•	Gas prices are very volatile, and if commodity prices decline significantly for a temporary or prolonged period, our cash flow from operations will decline and we may have to lower our quarterly distributions or may not be able to pay distributions at all.

•	Unless we replace the reserves that we produce, our existing reserves and production will decline, which would adversely affect our cash from operations and our ability to make cash distributions to our unitholders.

•	We are unlikely to be able to sustain distributions at the level of our estimated initial quarterly distribution without making accretive acquisitions or capital expenditures that maintain or grow our asset base. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may be considered a return of part of your investment in us as opposed to a return on your investment.

•	Our development operations will require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our production and reserves.

•	We will have substantial debt and will likely incur substantial additional debt in the future. This debt may restrict our ability to make distributions and/or to execute our drilling program.

•	Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•	Drilling for and producing gas are costly and high-risk activities with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

•	Because of our lack of asset and geographic diversification, adverse developments in our operating area would reduce our ability to make distributions to our unitholders.

Risks Inherent in an Investment in Us

•	Our Parent controls our general partner, which conducts our business and manages our operations. Our Parent and its affiliates have conflicts of interest with us and limited fiduciary duties to us, which may permit them to favor their own interests to your detriment.

•	Unitholders have limited voting rights, are not entitled to elect the directors of our general partner and face significant difficulties in removing our general partner.

•	Our Parent may engage in competition with us outside the Cherokee Basin.

•	We may issue additional units without your approval, which would dilute your existing ownership interests.

•	You will experience immediate and substantial dilution of $12.31 in tangible net book value per common unit.

•	Common units held by persons who are not Eligible Holders will be subject to the possibility of redemption.

Tax Risks to Common Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service (the “IRS”) were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

•	We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the costs of any contest will reduce our cash available for distribution to you.

•	Tax gain or loss on disposition of our common units could be more or less than expected, because prior distributions in excess of allocations of taxable income will decrease your tax basis in your common units.

•	Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

•	We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

•	The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

•	You likely will be subject to state and local taxes and return filing requirements as a result of investing in our common units.

Formation Transactions and Partnership Structure

Formation Transactions

At the closing of this offering, the following transactions, which we refer to as the formation transactions, will occur:

•	our Parent will transfer the Partnership Properties to us;

•	we will issue to our general partner 472,645 general partner units representing its initial 2.0% general partner interest in us, and all of the incentive distribution rights, which incentive distribution rights will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.445625 per unit per quarter;

•	we will issue to our Parent 4,956,702 common units and 9,452,898 subordinated units, representing an aggregate 61.0% limited partner interest in us;

•	we will issue 8,750,000 common units to the public in this offering, representing a 37.0% limited partner interest in us;

•	we will borrow $75.0 million under our new credit facility;

•	we will enter into the omnibus agreement with our Parent and our general partner, which will address, among other things, the provision of, and the reimbursement for, general and administrative and operating services and indemnification matters;

•	we will enter into the management services agreement with Quest Energy Service, LLC (a wholly-owned subsidiary of our Parent) which will provide for the provision of, and the reimbursement for, general and administrative, operating and acquisition services; and

•	we will become a party to the midstream services agreement pursuant to which Quest Midstream will provide gathering, dehydration, treating and compression services to us in exchange for contracted fees.

We will use the net proceeds of this offering, together with $75.0 million in borrowings under our new credit facility, to repay indebtedness under existing credit facilities of our Parent that are secured by the Partnership Properties. Any remaining amounts under the existing credit facilities of our Parent not refinanced with the net proceeds of this offering or borrowings under our new credit facility will be repaid with borrowings under a new credit facility of our Parent to be entered into at the closing of this offering.

We will use any net proceeds from the exercise of the underwriters’ over-allotment option to redeem from our Parent the number of common units equal to the number of common units issued upon the exercise of the underwriters’ option. If the underwriters’ over-allotment option is exercised in full, our Parent’s ownership will be reduced to 3,644,202 common units and 9,452,898 subordinated units, representing an aggregate 55.4% limited partner interest in us, and the ownership interest of the public unitholders will increase to 10,062,500 common units, representing an aggregate 42.6% limited partner interest in us.

Organizational Chart

The following table and diagram summarize our ownership and organization after giving effect to the offering and the related formation transactions, assuming no exercise of the underwriters’ over-allotment option.

Ownership of Quest Energy Partners, L.P.

Public Common Units	37.0%
Quest Resource Corporation and its affiliates
Common Units	21.0%
Subordinated Units	40.0%
General Partner Interest	2.0%

Total	100.0%

Management of Quest Energy Partners, L.P.

Quest Energy GP, LLC, our general partner, will conduct our business and manage our operations, and Quest Energy Service, through its affiliates and employees, will carry out the directions of our general partner pursuant to a management services agreement. Pursuant to this agreement, Quest Energy Service will provide us with legal, accounting, finance, tax, property management, engineering, risk management and acquisition services in respect of opportunities for us to acquire long-lived, stable and proved gas and oil reserves. This agreement is not terminable by us so long as our Parent controls our general partner. Thereafter, the management services agreement is terminable by either us or Quest Energy Service upon six months’ notice. Quest Energy Service will be reimbursed for its reasonable costs in providing services to us and will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. For a description of the services that Quest Energy Service will provide to us and our obligation to reimburse Quest Energy Service for the costs it incurs in providing those services, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Management Services Agreement.”

Some of the executive officers and directors of our Parent also serve as executive officers and directors of our general partner. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors. Our Parent will elect all of the directors of our general partner, with at least three directors meeting the independence standards established by the NASDAQ Global Market. Our general partner will not receive any management fee or other compensation in connection with the management of our business or this offering, but it will be entitled to reimbursement of all direct and indirect expenses incurred on our behalf.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 9520 North May Avenue, Suite 300, Oklahoma City, Oklahoma 73120 and our telephone number is (405) 488-1304. Our website is located at www.          .com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Quest Energy GP, LLC, our general partner, has a legal duty to manage us in a manner beneficial to holders of our units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is owned by our Parent, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to our Parent. As a result of this relationship, conflicts of interest may arise in the future between us and holders of our units, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors — Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to holders of our common units. Our partnership agreement also restricts the remedies available to holders of our common units and subordinated units for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to holders of our common units and subordinated units. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

The Offering

Common units offered to the public	8,750,000 common units or 10,062,500 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	13,706,702 common units and 9,452,898 subordinated units, representing a 58.0% and 40.0%, respectively, limited partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $161.3 million from this offering, after deducting underwriting discounts, a structuring fee and offering expenses, together with $75.0 million in borrowings under our new credit facility, to repay indebtedness under existing credit facilities of our Parent that are secured by the Partnership Properties.

Any remaining amounts under the existing credit facilities of our Parent not refinanced with the net proceeds of this offering or borrowings under our new credit facility will be repaid with borrowings under a new credit facility that our Parent will enter into at the closing of this offering.

If the underwriters exercise their over-allotment option, then we will use the net proceeds to redeem a number of common units from our Parent equal to the number of common units issued upon the exercise of the underwriters’ option.

Cash distributions	We expect to make an initial quarterly distribution of $0.3875 per common unit ($1.55 per common unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Our ability to pay distributions at this initial quarterly distribution rate is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this distributable cash as “available cash”, and we define its meaning in our partnership agreement and in “How We Make Cash Distributions — Distributions of Available Cash — Definition of Available Cash.” Our partnership agreement also requires that we distribute all of our available cash from operating surplus each quarter in the following manner:

first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.3875 plus any arrearages from prior quarters;

second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.3875; and

third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.445625.

If cash distributions to our unitholders exceed $0.445625 per common unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 23%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “How We Make Cash Distributions.”

We will adjust the quarterly distribution for the period from the closing of this offering through , 2007 based on the actual length of the period. We expect to pay this cash distribution on or about .

Our pro forma cash available for distribution for the year ended December 31, 2006 and for the twelve months ended March 31, 2007 would not have been sufficient to allow us to pay any distributions on our units during these periods. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations.”

We believe that we will have sufficient cash available for distribution to pay the full quarterly distributions at the minimum distribution rate of $0.3875 per unit ($1.55 per unit on an annualized basis) on all the outstanding common units, subordinated units and general partner interests for each quarter for the twelve months ending September 30, 2008. Please read “Our Cash Distribution Policy and Restrictions on Distributions — Assumptions and Considerations.”

Subordinated units	Following this offering, our Parent will own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.3875 per unit only after the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid from operating surplus at least $1.55 on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after , 2012. The subordination period will also end if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	If we meet the tests for ending the subordination period as set forth above for any quarter ending on or after , 2010, 25% of the subordinated units will convert into common units on a one-for-one basis. If we meet those tests for any quarter ending on or after , 2011, an additional 25% of the subordinated units will convert into common units on a one-for-one basis. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of the subordinated units.

In addition to the early conversion described above, if we have earned and paid from operating surplus at least $1.9375 (125% of the annualized minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any two consecutive, non-overlapping four-quarter periods ending on or after , 2010, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. Please read “How We Make Cash Distributions — Subordination Period.”

General partner’s right to reset the target distribution levels	Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled, for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as in our current target distribution levels.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible after one year into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of our general partner to receive Class B units in connection with this reset, please read “How We Make Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We can issue an unlimited number of units without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 62.2% of our common and subordinated units (56.6% if the underwriters exercise their over-allotment option in full). This will give our general partner the ability to prevent its involuntary removal. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units. Please read “The Partnership Agreement — Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than $ per unit. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Agreement to be bound by the Partnership Agreement	By purchasing a common unit, you will be admitted as a unitholder of our partnership and will be deemed to have agreed to be bound by all of the terms of our partnership agreement.

Exchange listing	We intend to apply to list our common units on the NASDAQ Global Market under the symbol “QELP.”

Summary Historical and Pro Forma Financial Data

Set forth below is summary historical financial data of Quest Energy Partners Predecessor, the predecessor to Quest Energy Partners, L.P., and pro forma financial data of Quest Energy Partners, L.P. as of and for the periods indicated. The summary historical financial data as of May 31, 2004 and December 31, 2004, 2005 and 2006 and for the fiscal year ended May 31, 2004, the seven months ended December 31, 2004 and the fiscal years ended December 31, 2005 and 2006 are derived from the audited financial statements of Quest Energy Partners Predecessor. The summary historical financial data as of and for the three months ended March 31, 2006 and 2007 are derived from the unaudited financial statements of Quest Energy Partners Predecessor. The historical financial statements of Quest Energy Partners Predecessor are comprised of our Parent’s assets, liabilities and operations located in the Cherokee Basin (other than its midstream assets), which our Parent will contribute to us at the completion of this offering.

The summary pro forma financial data for the year ended December 31, 2006 and as of and for the three months ended March 31, 2007 are derived from the unaudited pro forma financial statements of Quest Energy Partners, L.P. included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2007, in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statement of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007. These transactions include:

•	our Parent’s transfer of the Partnership Properties to us;

•	our issuance of 472,645 general partner units and the incentive distribution rights to our general partner and 4,956,702 common units and 9,452,898 subordinated units to our Parent;

•	the sale by us of 8,750,000 common units to the public in this offering;

•	the payment by us of the underwriting discounts, structuring fee and other offering and transaction expenses;

•	the repayment of existing indebtedness of our Parent that is secured by the Partnership Properties with the proceeds of this offering, $75.0 million of borrowings under our new credit facility and borrowings under a new credit facility of our Parent; and

•	the execution by us of the midstream services agreement, management services agreement and omnibus agreement.

Quest Energy Partners Predecessor’s historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of our future results, due to its rapid growth through acquisitions and development of its properties and its entering into the midstream services agreement in December 2006.

You should read the following table in conjunction with “— Formation Transactions and Partnership Structure”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical carve out financial statements of Quest Energy Partners Predecessor and the unaudited pro forma financial statements of Quest Energy Partners, L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

The following table includes Adjusted EBITDA, which is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to net income, its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, please read “— Non-GAAP Financial Measures.”

							Quest Energy Partners, L.P.
	Quest Energy Partners Predecessor						Pro Forma
		Seven
		Months	Year
		Ended	Ended
									Three
	Year						Year		Months
	Ended				Three Months Ended		Ended		Ended
	May 31,	December 31,			March 31,		December 31,		March 31,
	2004(1)	2004(1)	2005	2006	2006	2007	2006		2007
					(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
	(In thousands)

Statement of Operations Data:
Revenues:
Oil and gas sales	$28,147	$24,201	$44,565	$65,551	$18,479	$25,549	$65,551		$25,549
Other revenue/expense	(904)	37	387	(83)	(37)	(13)	(83)		(13)

Total revenues	27,243	24,238	44,952	65,468	18,442	25,536	65,468		25,536
Costs and expenses:
Oil and gas production	5,003	4,473	13,633	20,142	3,497	7,244	20,142		7,244
Transportation expense	1,869	4,112	7,793	18,344	2,019	6,344	26,742		6,344
General and administrative expenses	2,264	2,328	4,068	8,149	1,264	1,753	8,149		1,753
Provision for impairment of gas and oil properties	—	—	—	30,719	—	—	30,719		—
Depreciation, depletion and amortization	6,698	6,954	20,121	25,521	5,417	6,737	25,521		6,737

Total costs and expenses	15,834	17,867	45,615	102,875	12,197	22,078	111,273		22,078

Operating income (loss)	11,409	6,371	(663)	(37,407)	6,245	3,458	(45,805)		3,458

Other income (expense):
Change in derivative fair value	(2,013)	(1,487)	(4,668)	6,410	7,077	(464)	6,410		(464)
Gain (loss) on sale of assets	(6)	—	12	(7)	20	107	(7)		107
Interest expense, net	(6,403)	(7,702)	(19,873)	(16,545)	(2,673)	(6,794)	(18,137	)(2)	(13,425	)(2)

Total other expense	(8,422)	(9,189)	(24,529)	(10,142)	4,424	(7,151)	(11,734)		(13,782)

Net income (loss) before cumulative effect of accounting change	2,987	(2,818)	(25,192)	(47,549)	10,669	(3,693)	(57,539)		(10,324)
Cumulative effect of accounting change, net of tax	(28)	—	—	—	—	—	—		—

Net income (loss)	$2,959	$(2,818)	$(25,192)	$(47,549)	$10,669	$(3,693)	$(57,539)		$(10,324)

Balance Sheet Data (at period end):
Property, plant and equipment, net	$137,621	$159,096	$191,290	$249,549	$218,606	$264,697			$264,697
Total assets	149,651	178,332	217,650	290,384	254,807	299,413			298,622
Long-term debt	126,766	148,747	76,296	225,569	110,889	225,348			75,348
Partners’ capital	(1,730)	(3,877)	69,547	29,757	89,426	32,600			181,809
Other Financial Data:
Adjusted EBITDA	$18,107	$13,325	$19,458	$18,833	$11,662	$10,195	$10,435		$10,195
Capital expenditures	125,482	28,075	51,682	117,387	32,776	23,322
Net cash provided by (used in):
Operating activities	15,701	18,778	584	11,183	20,552	2,623
Investing activities	(125,482)	(28,075)	(51,645)	(117,194)	(32,670)	(22,400)
Financing activities	111,060	12,285	47,141	103,484	26,104	19,777

(1)	Quest Energy Partners Predecessor changed its fiscal year end from May 31 to December 31 effective as of January 1, 2005.

(2)	Includes $12.5 million and $12.1 million of write off of bank fees and prepayment premiums on a pro forma basis for the year ended December 31, 2006 and the twelve months ended March 31, 2007, respectively, associated with the repayment of our Parent’s credit facilities with the net proceeds of this offering and borrowings under our new credit facility.

Non-GAAP Financial Measures

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus:

•	net interest expense;

•	depreciation, depletion and amortization expense;

•	gain (loss) on sale of assets;

•	provision for impairment of gas and oil properties;

•	cumulative effect of accounting change, net of tax; and

•	change in derivative fair value.

Adjusted EBITDA is a significant performance metric used by our management to indicate (prior to the establishment of any cash reserves by our general partner) the cash distributions we expect to pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Adjusted EBITDA is also a quantitative standard used throughout the investment community with respect to publicly-traded partnerships and limited liability companies.

Our Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Adjusted EBITDA to our consolidated net income (loss):

							Quest Energy Partners, L.P.
	Quest Energy Partners Predecessor						Pro Forma
		Seven
		Months	Year
		Ended	Ended
								Three
	Year						Year	Months
	Ended				Three Months Ended		Ended	Ended
	May 31,	December 31,			March 31,		December 31,	March 31,
	2004	2004	2005	2006	2006	2007	2006	2007
					(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)

Reconciliation of Adjusted EBITDA to net income:
Net income (loss)	$2,959	$(2,818)	$(25,192)	$(47,549)	$10,669	$(3,693)	$(57,539)	$(10,324)
Add:
Interest expense, net	6,403	7,702	19,873	16,545	2,673	6,794	18,137 (2)	13,425 (2)
Depreciation, depletion and amortization expense	6,698	6,954	20,121	25,521	5,417	6,737	25,521	6,737
Gain (loss) on sale of assets	6	—	(12)	7	(20)	(107)	7	(107)
Provision for impairment of gas and oil properties	—	—	—	30,719	—	—	30,719	—
Cumulative effect of accounting change, net of tax	28	—	—	—	—	—	—	—
Change in derivative fair value(1)	2,013	1,487	4,668	(6,410)	(7,077)	464	(6,410)	464

Adjusted EBITDA	$18,107	$13,325	$19,458	$18,833	$11,662	$10,195	$10,435	$10,195

(1)	Gas derivative contracts were used to reduce our exposure to changes in gas prices. Change in the fair value of these gas derivative contracts are marked to market in our earnings each period. Further, these amounts represent non-cash charges.

(2)	Includes $12.5 million and $12.1 million of write off of bank fees and prepayment premiums on a pro forma basis for the year ended December 31, 2006 and the twelve months ended March 31, 2007, respectively, associated with the repayment of our Parent’s credit facilities with the net proceeds of this offering and borrowings under our new credit facility.

Summary Reserve and Operating Data

The following table shows estimated net proved reserves for the Partnership Properties, based on reserve reports prepared by our independent petroleum engineers, Cawley, Gillespie & Associates, Inc., and certain summary unaudited information with respect to production and sales of gas and oil with respect to such properties. A summary prepared by Cawley, Gillespie & Associates of its reserve report relating to the Partnership Properties as of December 31, 2006 is provided in Appendix C and is referred to in this prospectus as the “reserve report.” You should refer to “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business — Gas and Oil Data” in evaluating the material presented below.

					Three
	Year				Months
	Ended	Year Ended			Ended
	May 31,	December 31,			March 31,
	2004(1)	2004	2005	2006	2007

Reserve Data (at period end):
Proved developed gas (MMcf)	62,559	81,467	71,638	122,390
Proved undeveloped gas (MMcf)	71,017	68,377	62,681	75,650

Total proved gas (MMcf)	133,576	149,844	134,319	198,040
Proved developed oil (MBbl)(2)	57	48	32	32
Total proved reserves (MMcfe)	133,919	150,131	134,513	198,234
Proved developed reserves as a percentage of total proved reserves	47.1%	54.5%	53.4%	61.8%
Standardized measure (in thousands)(3)	$318,356	$401,101	$482,545	$268,072
Net Production:
Total production (MMcfe)	5,580	8,664	9,620	12,341	3,729
Average daily production (MMcfe per day)	15.3	23.7	26.4	33.8	41.4
Average Sales Prices ($ per Mcfe):
Average sales prices (including hedges)	$5.04	$4.93	$4.63	$5.31	$6.85
Average sales prices (excluding hedges)	5.02	5.63	7.45	5.95	6.58
Average Unit Costs ($ per Mcfe):
Production costs(4)	$1.23	$1.53	$2.23	$3.12	$3.64
General and administrative expenses	0.41	0.46	0.42	0.66	0.47
Depreciation, depletion and amortization	1.20	1.38	2.09	2.07	1.81

(1)	The gas production volumes for the 2004 fiscal year include two asset acquisitions: one in December 2003 and one in June 2003.

(2)	We have not estimated our proved undeveloped oil reserves because they are insignificant.

(3)	Standardized measure is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Our standardized measure does not reflect any future income tax expenses because we are not subject to income taxes. Standardized measure does not give effect to derivative transactions. For a description of our derivative transactions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

(4)	Production costs include oil and gas production and transportation expenses.

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, then our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We may not have sufficient cash from operations to pay the initial quarterly distribution on our common units following the establishment of cash reserves and the payment of fees and expenses, including reimbursements of expenses to our general partner and its affiliates.

We may not have sufficient available cash flow from operations each quarter to pay the initial quarterly distribution of $0.3875 per common unit following establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Under the terms of our partnership agreement, the amount of cash otherwise available for distribution will be reduced by our operating expenses and the amount of any cash reserves that our general partner establishes to provide for future operations, future capital expenditures, future debt service requirements and future cash distributions to our unitholders. Further, we anticipate that our new credit facility will contain and future debt agreements may contain restrictions on our ability to pay distributions. We intend to reserve a substantial portion of our cash generated from operations to develop our gas properties and to acquire additional gas and oil properties in order to maintain and grow our level of reserves. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on numerous factors, including, among other things:

•	the amount of gas and oil we produce;

•	the demand for and the price at which we are able to sell our gas and oil production;

•	the results of our hedging activity;

•	the costs incurred for continued development of gas wells and proved undeveloped properties;

•	the level of our operating costs, including reimbursements of expenses to our general partner and its affiliates;

•	timing and collectability of receivables;

•	prevailing economic conditions;

•	our ability to acquire additional gas and oil properties at economically attractive prices;

•	our ability to continue our exploitation activities at economically attractive costs;

•	the level of our interest expense, which depends on the amount of our indebtedness and the interest payable thereon; and

•	the level of our capital expenditures.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	our ability to make working capital borrowings under our new credit facility to pay distributions;

•	our debt service requirements and restrictions on distributions contained in our new credit facility;

•	fluctuations in our working capital needs;

•	general and administrative expenses, including expenses we will incur as a result of being a public company;

•	the level of competition we face;

•	the amount of our estimated maintenance capital expenditures; and

•	the amount of cash reserves established by our general partner for the proper conduct of our business, including the maintenance of our asset base and the payment of future cash distributions on our common units.

As a result of these factors, the amount of cash we distribute in any quarter to our unitholders may fluctuate significantly from quarter to quarter and may be significantly less than the minimum quarterly distribution amount. For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our units for the year ended December 31, 2006 or for the twelve months ended March 31, 2007.

The amount of available cash we will need to pay the minimum quarterly distribution for four quarters on the common units, subordinated units and the 2% general partner interest to be outstanding immediately after this offering is approximately $9.2 million per quarter, or $36.6 million per year. If we had completed the transactions contemplated in this prospectus on January 1, 2006, pro forma available cash generated during the year ended December 31, 2006 and the twelve months ended March 31, 2007 would have been a deficit of approximately $4.9 million and $4.6 million, respectively. As a result, we would not have been able to pay any distributions on our units during the year ended December 31, 2006 or for the twelve months ended March 31, 2007. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Our estimate of the minimum Adjusted EBITDA necessary for us to make a distribution on all units at the initial distribution rate for each of the four quarters ending September 30, 2008 is based on assumptions that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

Our estimate of the minimum Adjusted EBITDA necessary for us to make a distribution on all units at the initial distribution rate for each of the four quarters ending September 30, 2008, as set forth in “Our Cash Distribution Policy and Restrictions on Distributions”, is based on our management’s calculations, and we have not received an opinion or report on it from any independent accountants. This estimate is based on assumptions about drilling, production, gas and oil prices, hedging activities, capital expenditures, expenses, borrowings and other matters that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. If any of these assumptions proves to have been inaccurate, our actual results may differ materially from those set forth in our estimates, and we may be unable to pay all or part of the minimum quarterly distribution on our common units or subordinated units.

Gas prices are very volatile, and if commodity prices decline significantly for a temporary or prolonged period, our cash flow from operations will decline and we may have to lower our quarterly distributions or may not be able to pay distributions at all.

The gas market is very volatile, and we cannot predict future gas prices. Prices for gas may fluctuate widely in response to relatively minor changes in the supply of and demand for gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for gas;

•	the price and level of foreign imports of gas and oil;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in gas and oil producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, acts of terrorism or sabotage;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the impact of the U.S. dollar exchange rates on gas and oil prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the costs, proximity and capacity of gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

In the past, the prices of gas have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2006, the NYMEX monthly gas index price (last day) ranged from a high of $11.43 per MMBtu to a low of $4.20 per MMBtu. During the three month period ended March 31, 2007, the NYMEX monthly gas index price (last day) ranged from a high of $7.55 per MMBtu to a low of $5.84 MMBtu.

Our revenue, profitability and cash flow depend upon the prices and demand for gas and oil, and a drop in prices can significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	negatively impact the value of our reserves because declines in gas and oil prices would reduce the amount of gas and oil we can produce economically;

•	reduce the amount of cash flow available for capital expenditures;

•	limit our ability to borrow money or raise additional capital; and

•	impair our ability to pay distributions.

If we raise our distribution levels in response to increased cash flow during periods of relatively high commodity prices, we may not be able to sustain those distribution levels during subsequent periods of lower commodity prices.

Future price declines may result in a write-down of our asset carrying values.

Lower gas prices may not only decrease our revenues, profitability and cash flows, but also reduce the amount of gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. Substantial decreases in gas prices would render a significant number of our planned exploitation projects uneconomic. If this occurs, or if our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our gas properties for impairments. We are required to perform impairment tests on our assets periodically and whenever events or changes in circumstances warrant a review of our assets. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our assets, the carrying value may not be recoverable and may, therefore, require a write-down of such carrying value. For example, for the year ended December 31, 2006, we had an impairment charge of $30.7 million. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred and on our ability to borrow funds under our new credit facility, which in turn may adversely affect our ability to make cash distributions to our unitholders.

Unless we replace the reserves that we produce, our existing reserves and production will decline, which would adversely affect our cash from operations and our ability to make cash distributions to our unitholders.

Producing gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. CBM production generally declines at a shallow rate after initial increases in production as a consequence of the dewatering process. Our future gas reserves, production, cash flow and ability to make distributions depend on our success in developing and exploiting our current reserves efficiently and finding or acquiring additional recoverable reserves economically. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations and reduce cash available for distribution. Factors that may hinder our ability to acquire additional reserves include competition, access to capital, prevailing gas prices and attractiveness of properties for sale.

As of December 31, 2006, our reserve-to-production ratio was 16.1 years. Because this ratio includes our proved undeveloped reserves, we expect that this ratio will not increase even if those proved undeveloped reserves are developed and the wells produce as expected. The reserve-to-production ratio reflected in our reserve report of December 31, 2006 will change if production from our existing wells declines in a different manner than we have estimated and can change when we drill additional wells, make acquisitions and under other circumstances.

We are unlikely to be able to sustain distributions at the level of our estimated initial quarterly distribution without making accretive acquisitions or capital expenditures that maintain or grow our asset base. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may be considered a return of part of your investment in us as opposed to a return on your investment.

We are unlikely to be able to sustain distributions at the level of our estimated initial quarterly distribution without making accretive acquisitions or capital expenditures that maintain or grow our asset base. We will need to make substantial capital expenditures to maintain and grow our asset base, which will reduce our cash available for distribution. Because the timing and amount of these capital expenditures fluctuate each quarter, we expect to reserve substantial amounts of cash each quarter to finance these expenditures over time. We may use the reserved cash to reduce indebtedness until we make the capital expenditures. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient cash expenditures to maintain our asset base, we will be unable to pay distributions at the level of our estimated initial quarterly distribution from cash generated from operations and would therefore expect to reduce our distributions. If we do not make sufficient growth capital expenditures, we will be unable to sustain our business operations and therefore will be unable to maintain our proposed or current level of distributions.

If our reserves decrease and we do not reduce our distribution, then a portion of the distribution may be considered a return of part of your investment in us as opposed to a return on your investment. Also, if we do not make sufficient growth capital expenditures, we will be unable to expand our business operations and therefore will be unable to raise the level of future distributions.

To fund our growth capital expenditures, we will be required to use cash generated from our operations, additional borrowings or the issuance of additional partnership interests, or some combination thereof.

Use of cash generated from operations will reduce cash available for distribution to our unitholders. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional partnership interests may result in significant unitholder dilution thereby increasing the aggregate amount of cash required to maintain the then-current distribution rate, which could have a material adverse effect on our ability to pay distributions at the then-current distribution rate.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow and not solely on our profitability.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash from financial reserves and working capital or other borrowings, and not solely on our profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

If we do not make acquisitions on economically acceptable terms, our future growth and ability to sustain or increase distributions will be limited.

Our ability to grow and to increase distributions to unitholders depends in part on our ability to make acquisitions that result in an increase in pro forma available cash per unit. We may be unable to make such acquisitions because we are: (1) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms or (3) outbid by competitors. If we are unable to acquire properties containing proved reserves, our total level of proved reserves will decline as a result of our production, and we will be limited in our ability to increase or possibly even to maintain our level of cash distributions. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.

Our operations require substantial capital expenditures to increase our asset base, which will reduce our cash available for distribution.

In order to increase our asset base, we will need to make substantial capital expenditures for the exploitation, development, production and acquisition of gas and oil reserves. These maintenance capital expenditures may include capital expenditures associated with drilling and completion of additional wells to offset the production decline from our producing properties or additions to our inventory of unproved properties or our proved reserves to the extent such additions maintain our asset base. These expenditures could increase as a result of:

•	changes in our reserves;

•	changes in gas and oil prices;

•	changes in labor and drilling costs;

•	our ability to acquire, locate and produce reserves;

•	changes in leasehold acquisition costs; and

•	government regulations relating to safety and the environment.

Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of gas and oil we are able to produce from existing wells;

•	the prices at which our gas and oil is sold; and

•	our ability to acquire, locate and produce new reserves.

If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and will be unable to raise the level of our future cash distributions. To fund our expansion capital expenditures and investment capital expenditures, we will be required to use cash from our operations or incur borrowings or sell additional common units or other securities. Such uses of cash from operations will reduce cash available for distribution to our unitholders.

Our new credit facility will have substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions.

The operating and financial restrictions and covenants in our new credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions. Our new credit facility and any future credit facility may restrict our ability to:

•	incur indebtedness;

•	grant liens;

•	make certain acquisitions and investments;

•	lease equipment;

•	make capital expenditures above specified amounts;

•	redeem or prepay other debt;

•	make distributions to unitholders or repurchase units;

•	enter into transactions with affiliates; and

•	enter into a merger, consolidation or sale of assets.

We also will be required to comply with certain financial covenants and ratios. In the past, our Parent has not satisfied all of the financial covenants contained in its credit facilities. In January 2005, our Parent determined that it was not in compliance with the leverage and interest coverage ratios under a prior secured credit agreement and, in connection with a February 2005 amendment to such credit agreement, our Parent was unable to drill any additional wells until its gross daily production reached certain levels. Our Parent was unable to reach these production goals without the drilling of additional wells and, in the fourth quarter of 2005, our Parent undertook a significant recapitalization that included a private placement of its common stock and the refinancing of its credit facilities. For the quarter ended March 31, 2007, our Parent was not in compliance with the maximum total debt to EBITDA ratio under its current credit facilities, and our Parent obtained a waiver from its lenders.

Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our new credit facility, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our new credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our new credit facility, the lenders could seek to foreclose on our assets.

We may incur substantial additional debt in the future to enable us to pay distributions to our unitholders, which may negatively affect our ability to execute on our business plan.

Our business requires a significant amount of capital expenditures to maintain and grow production levels. Commodity prices have historically been volatile and we cannot predict the prices we will be able to realize for our production in the future. As a result, we may be unable to pay a distribution at the minimum quarterly distribution rate or the then-current distribution rate without borrowing under our new credit facility. Significant declines in our production or significant declines in realized gas prices for prolonged periods and resulting decreases in our borrowing base may force us to reduce or suspend distributions to our unitholders.

When we borrow to pay distributions, we are distributing more cash than we are generating from our operations on a current basis. This means that we are using a portion of our borrowing capacity under our new credit facility to pay distributions rather than to maintain or expand our operations. If we use borrowings under our new credit facility to pay distributions for an extended period of time rather than toward funding capital expenditures and other matters relating to our operations, we may be unable to support or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness to pay these distributions, will reduce our cash available for distribution on our units. If we borrow to pay distributions during periods of low commodity prices and commodity prices remain low, we may have to reduce our distribution in order to avoid excessive leverage.

Our future debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

After giving effect to this offering and the related transactions, we estimate that we will have $75.3 million of debt. Following this offering, we will have the ability to incur debt, including under our new credit facility, subject to borrowing base limitations in our credit facility. Our future indebtedness could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisition or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our existing and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

There is a significant delay between the time we drill and complete a CBM well and when the well reaches peak production. As a result, there will be a significant lag time between when we expend capital expenditures and when we will begin to recognize significant cash flow from those expenditures.

Our general production profile for a CBM well averages an initial 15-20 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered until the wells reach peak production (an average of 55-60 Mcf/d (net)). In addition, there could be significant delays between the time a well is drilled and completed and when the well is connected to a gas gathering system. This delay between the time when we expend capital expenditures to drill and complete a well and when we will begin to recognize significant cash flow from those expenditures may adversely affect our cash flow from operations.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase pro forma available cash per unit, these acquisitions may nevertheless result in a decrease in pro forma available cash per unit. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about reserves, future production, volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance the acquisition;

•	the assumption of unknown liabilities for which we are not indemnified or for which our indemnity is inadequate;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

In addition, we may pursue acquisitions outside the Cherokee Basin. We currently operate only in the Cherokee Basin, and consequently acquisitions in areas outside the Cherokee Basin may not allow us the same operational efficiencies we benefit from in the Cherokee Basin. In addition, acquisitions outside the Cherokee Basin will expose us to different operational risks due to potential differences, among others, in:

•	geology;

•	well economics;

•	availability of third party services;

•	transportation charges;

•	content, quantity and quality of gas and oil produced;

•	volume of waste water produced;

•	state and local regulations and permit requirements; and

•	production, severance, ad valorem and other taxes.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties.

If our acquisitions do not generate increases in available cash per unit, our ability to make cash distributions to our unitholders could materially decrease.

Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

It is not possible to measure underground accumulations of gas in an exact way. Gas reserve engineering requires subjective estimates of underground accumulations of gas and assumptions concerning future gas prices, production levels and operating and development costs. In estimating our level of gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	a constant level of future gas and oil prices;

•	geological conditions;

•	production levels;

•	capital expenditures;

•	operating and development costs;

•	the effects of regulation; and

•	availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of gas and oil attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our reserves could change significantly. For example, if gas prices at December 31, 2006 had been $1.00 less per Mcf, then the standardized measure of our proved reserves as of December 31, 2006 would have decreased by $115.0 million, from $268.1 million to $153.1 million.

Our standardized measure is calculated using unhedged gas prices and is determined in accordance with the rules and regulations of the SEC. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual drilling and production.

The present value of future net cash flows from our estimated proved reserves is not necessarily the same as the current market value of our estimated proved reserves. We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect on the day of estimate. However, actual future net cash flows from our gas properties also will be affected by factors such as:

•	the actual prices we receive for gas;

•	our actual operating costs in producing gas;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	supply of and demand for gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the gas industry in general.

Drilling for and producing gas are costly and high-risk activities with many uncertainties that could adversely affect our financial condition or results of operations, and as a result, our ability to pay distributions to our unitholders.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. Furthermore, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;

•	reductions in gas prices;

•	limitations in the market for gas;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	difficulty disposing of water produced as part of the CBM production process;

•	equipment failures or accidents;

•	title problems;

•	pipe or cement failures or casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;

•	lost or damaged oilfield drilling and service tools;

•	loss of drilling fluid circulation;

•	unexpected operational events and drilling conditions;

•	unusual or unexpected geological formations;

•	formations with abnormal pressures;

•	natural disasters, such as fires;

•	blowouts, surface craterings and explosions; and

•	uncontrollable flows of gas or well fluids.

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. We may drill wells that are unproductive or, although productive, do not produce gas in economic quantities. Unsuccessful drilling activities could result in higher costs without any corresponding revenues. Furthermore, a successful completion of a well does not ensure a profitable return on the investment.

Our hedging activities could result in financial losses or reduce our income, which may adversely affect our ability to pay distributions to our unitholders.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of gas, we currently and may in the future enter into derivative arrangements for a significant portion of our gas production that could result in both realized and unrealized hedging losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our hedging activities. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

Our actual future production may be significantly higher or lower than we estimate at the time we enter into hedging transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our hedging activities are subject to the following risks:

•	a counterparty may not perform its obligation under the applicable derivative instrument;

•	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and

•	the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures.

Because of our lack of asset and geographic diversification, adverse developments in our operating area would reduce our ability to make distributions to our unitholders.

All of our assets are currently located in the Cherokee Basin. As a result, our business is disproportionately exposed to adverse developments affecting this region. These potential adverse developments could result from, among other things, changes in governmental regulation, capacity constraints with respect to the pipelines connected to our wells, curtailment of production, natural disasters or adverse weather conditions in or affecting this region. Due to our lack of diversification in asset type and location, an adverse development in our business or this operating area would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.

The economic terms of the midstream services agreement may become unfavorable to us.

Under the midstream services agreement, we will pay Quest Midstream a fee of $0.50 per MMBtu for gathering, dehydration and treating services and a compression fee of $1.10 per MMBtu. These fees are subject to an annual upward adjustment in the event of increases in the producer price index and the market price for gas. If these fees increase at a faster rate than gas prices, our ability to make cash distributions to our unitholders may be adversely affected. Such fees are subject to renegotiation in connection with each of the two five year renewal terms, beginning after the initial term expires on December 1, 2016. In addition, at any time after each five year anniversary of the date of the midstream services agreement, each party will have a one-time option to elect to renegotiate the fees and/or the basis for the annual adjustment to the fees if the party believes there has been a material change to the economic returns or financial condition of either party. If the parties are unable to agree on the changes, if any, to be made to such terms, then the parties will enter into binding arbitration to resolve any dispute with respect to such terms. The renegotiated fees may not be as favorable to us as the initial fees.

In addition, the midstream services agreement requires the drilling of a minimum of 750 new wells in the Cherokee Basin during the two year period ending December 1, 2008, 151 of which have been drilled in the Cherokee Basin through March 31, 2007. We expect to drill 434 additional wells in 2007 and 325 wells in

2008. We are required to drill these wells even if gas prices were to decline, or our costs were to increase, to the point that these wells were uneconomical for us to drill. We cannot assure you that any of the remaining new wells required to be drilled pursuant to the midstream services agreement will be economically favorable for us. For additional information regarding the midstream services agreement, please read “Business — Gas Gathering.”

The gathering fees payable to Quest Midstream under the midstream services agreement in some cases exceed the amount we are able to charge to royalty owners under our gas leases for gathering and compression.

Under the midstream services agreement we are required to pay fees for gathering, dehydration and treating services and fees for compression services to Quest Midstream for each MMBtu of gas produced from our wells in the Cherokee Basin. The terms of some of our existing gas leases do not, and the terms of some of the gas leases that we may acquire in the future may not, allow us to charge the full amount of these fees to the royalty owners under the leases. To the extent that we are unable to charge the full amount of these fees to our royalty owners, it will reduce our net income and the cash available for distribution to our unitholders.

We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to pay distributions to our unitholders.

The gas and oil industry is intensely competitive with respect to acquiring prospects and productive properties, marketing gas and oil and securing equipment and trained personnel, and we compete with other companies that have greater resources. Many of our competitors are major and large independent gas and oil companies, and they not only drill for and produce gas and oil, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Our larger competitors also possess and employ financial, technical and personnel resources substantially greater than ours. These companies may be able to pay more for gas and oil properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, there is substantial competition for investment capital in the gas and oil industry. These larger companies may have a greater ability to continue drilling activities during periods of low gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with larger companies could have a material impact on our business activities, results of operations, financial condition and ability to make cash distributions to you.

We may have difficulty managing growth in our business.

Because of the relatively small size of our business, growth in accordance with our business plans, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we increase our activities and the number of projects we are evaluating or in which we participate, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of required personnel could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs that is not fully insured, our operations and financial results could be adversely affected.

There are a variety of risks inherent in our operations that may generate liabilities, including contingent liabilities, and financial losses to us, such as:

•	damage to wells, pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of gas or losses of gas as a result of the malfunction of equipment or facilities;

•	fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses.

In accordance with typical industry practice, we currently possess property, business interruption and general liability insurance at levels we believe are appropriate; however, insurance against all operational risk is not available to us. We are not fully insured against all risks, including drilling and completion risks that are generally not recoverable from third parties or insurance. Pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the terrorist attacks on September 11, 2001 and the hurricanes in 2005 have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to you.

Our operations expose us to significant costs and liabilities with respect to environmental and operational safety matters applicable to gas and oil exploitation and production operations.

We may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to our gas and oil exploitation and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental, health and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for damages as a result of environmental and other impacts. Please read “Business — Environmental Matters and Regulation” for more information.

Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to make distributions to you could be adversely affected. Please read “Business — Environmental Matters and Regulation” for more information.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our gas and oil exploitation, development and production operations are subject to complex and stringent laws, rules and regulations. In order to conduct our operations in compliance with these laws, rules and regulations, we must obtain and maintain numerous permits, licenses, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws, rules and regulations. In addition, our costs of compliance may increase if existing laws, rules and regulations are revised or reinterpreted, or if new laws, rules and regulations become applicable to our operations.

The Cherokee Basin has been an active gas and oil producing region for a number of years. Many of our properties had abandoned oil and conventional gas wells on them at the time the current lease was entered into with the landowner. A number of these wells remain unplugged or were improperly plugged by a prior landowner or operator. Many of the former operators of these wells have ceased operations and cannot be located or do not have the financial resources to plug these wells. We believe that we are not responsible for plugging an abandoned well on one of our leases, unless we have used, attempted to use or invaded the abandoned well bore in our operations on the land or have otherwise agreed to assume responsibility for plugging the wells. The law is unsettled in the State of Kansas as to who has the responsibility to plug such abandoned wells and the Kansas Corporation Commission, or KCC, has recently issued a Show Cause Order requiring our operating company, Quest Cherokee, LLC, to demonstrate why it should not be held responsible for plugging 22 abandoned and unplugged oil wells on land covered by a gas lease that is owned and operated by Quest Cherokee in Wilson County, Kansas, and upon which Quest Cherokee has drilled and is operating a gas well. If it is ultimately determined that we are responsible for plugging all of the wells located on our leased acreage that were abandoned by former operators, the costs for plugging and abandoning those wells would increase our costs and decrease our cash available for distribution. At this time, we are unable to determine the total number of wells located on our leased acreage that have been abandoned by prior operators.

We may face unanticipated water disposal costs.

We are subject to regulation that restricts our ability to discharge water produced as part of our CBM gas production operations. Coal beds frequently contain water that must be removed in order for the gas to detach from the coal and flow to the well bore, and our ability to remove and dispose of sufficient quantities of water from the coal seam will determine whether we can produce gas in commercial quantities. The produced water must be transported from the lease and injected into disposal wells. The availability of disposal wells with sufficient capacity to receive all of the water produced from our wells may affect our ability to produce our wells. Also, the cost to transport and dispose of that water, including the cost of complying with regulations concerning water disposal, may reduce our profitability.

Where water produced from our projects fail to meet the quality requirements of applicable regulatory agencies, our wells produce water in excess of the applicable volumetric permit limits, the disposal wells fail to meet the requirements of all applicable regulatory agencies, or we are unable to secure access to disposal wells with sufficient capacity to accept all of the produced water, we may have to shut in wells, reduce drilling activities, or upgrade facilities for water handling or treatment. The costs to dispose of this produced water may increase if any of the following occur:

•	we cannot obtain future permits from applicable regulatory agencies;

•	water of lesser quality or requiring additional treatment is produced;

•	our wells produce excess water;

•	new laws and regulations require water to be disposed in a different manner; or

•	costs to transport the produced water to the disposal wells increase.

Shortages of crews could delay our operations, adversely affect our ability to increase our reserves and production and reduce our cash available for distribution.

Higher gas and oil prices generally stimulate increased demand and result in increased wages for crews and personnel in our production operations. These types of shortages or wage increases could increase our costs and/or restrict or delay our ability to drill the wells and conduct the operations that we currently have planned. Any delay in the drilling of new wells or significant increase in labor costs could adversely affect our ability to increase our reserves and production and reduce our revenue and cash available for distribution. Additionally, higher labor costs could cause certain of our projects to become uneconomic and therefore not be implemented, reducing our production and cash available for distribution.

We depend on two customers for sales of our gas. To the extent these customers reduce the volumes of gas they purchase from us and are not replaced by new customers, our revenues and cash available for distribution could decline.

During the year ended December 31, 2006 and the three months ended March 31, 2007, we sold approximately 95% and 73%, respectively, of our gas to ONEOK Energy Marketing and Trading Company (“ONEOK”) and 5% and 27%, respectively, of our gas to Tenaska Marketing Ventures (“Tenaska”) under sale and purchase contracts, which have indefinite terms but may be terminated by either party on 30 days’ notice, other than with respect to pending transactions, or less following an event of default. Tenaska was added as a purchaser in December 2006 and is expected to purchase 10% or more of our gas during 2007. Please read “Business — Marketing and Major Customers.” If either of these customers were to reduce the volume of gas it purchases from us, our revenue and cash available for distribution will decline to the extent we are not able to find new customers for our production.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our customers and by counterparties to our derivative contracts. Some of our customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our customers and/or counterparties could reduce our ability to make distributions to our unitholders.

Certain of our undeveloped leasehold acreage is subject to leases that may expire in the near future.

As of December 31, 2006, we held gas leases on approximately 138,780 net acres in the Cherokee Basin that are still within their original lease term and are not currently held by production. Unless we establish commercial production on the properties subject to these leases during their term, these leases will expire. Leases covering approximately 31,323 net acres are scheduled to expire before December 31, 2007 and an additional 8,154 net acres are scheduled to expire before December 31, 2008. If our leases expire, we will lose our right to develop the related properties. We typically acquire a three-year primary term when the original lease is acquired, with an option to extend the term for up to three additional years, if the primary three-year term reaches expiration without a well being drilled to establish production for holding the lease.

Our identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our ability to pay distributions.

Our management has specifically identified drilling locations for our future multi-year drilling activities on our existing acreage. We have identified, as of December 31, 2006, 250 gross proved undeveloped drilling locations and approximately 1,510 additional gross potential drilling locations. These identified drilling locations represent a significant part of our future development drilling program for the Cherokee Basin. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, gas prices, costs and drilling results. In addition, no proved reserves are assigned to any of the approximately 1,510 potential drilling locations we have identified and therefore, there may exist greater uncertainty with respect to the likelihood of drilling and completing successful commercial wells at these potential drilling locations. Our final determination of whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the numerous drilling locations we have identified will be drilled within our expected timeframe or will ever be drilled or if we will be able to produce gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could have a significant adverse effect on our financial condition and results of operations.

We may incur losses as a result of title deficiencies in the properties in which we invest.

If an examination of the title history of a property reveals that a gas or oil lease has been purchased in error from a person who is not the owner of the mineral interest desired, our interest would be worthless. In such an instance, the amount paid for such gas or oil lease or leases would be lost.

It is our practice, in acquiring gas and oil leases, or undivided interests in gas and oil leases, not to incur the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of gas and oil lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to drilling a gas or oil well, however, it is the normal practice in the gas and oil industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed gas or oil well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. Our failure to obtain these rights may adversely impact its ability in the future to increase production and reserves.

On a small percentage of our acreage (approximately 0.5%), the land owner in the past transferred the rights to the coal underlying their land to a third party. With respect to those properties we have obtained gas and oil leases from the owners of the oil, gas, and minerals other than coal underlying those lands. In Oklahoma and Kansas, the law is unsettled as to whether the owner of the gas rights or the coal rights is entitled to the CBM gas. We are currently involved in litigation with the owner of the coal rights on these lands to determine who has the rights to the CBM gas. In the event that the courts were to determine that the owner of the coal rights is entitled to extract the CBM gas, we would lose these leases and the associated wells and reserves. In addition, we may be required to reimburse the owner of the coal rights for some of the gas produced from those wells. For additional information regarding these legal proceedings, please read “Business — Environmental Matters and Regulation” and “Business — Legal Proceedings”.

We rely on our general partner and Quest Energy Service, LLC for our management. If our general partner or Quest Energy Service, LLC fails to or inadequately performs, our costs will increase and reduce our cash from operations and our ability to make cash distributions to you.

We rely on our general partner and Quest Energy Service, LLC, a wholly-owned subsidiary of our Parent, for our management. We also expect that our general partner will provide us with assistance in hedging our production and acquisition services in respect of opportunities for us to acquire long-lived, stable and proved gas and oil reserves. Our Parent and its affiliates have no obligation to present us with potential acquisitions outside the Cherokee Basin, and, if they fail to do so, we will need to either seek acquisitions on our own or retain a third party to seek acquisitions on our behalf. In the long term, without further acquisitions, we will not be able to replace or grow our reserves, which would reduce our cash from operations and our ability to make cash distributions to you.

We depend on a limited number of key management personnel, who would be difficult to replace.

Our operations and activities are dependent to a significant extent on the efforts and abilities of management and key employees of our Parent. The loss of any member of our management or other key employees could negatively impact our ability to execute our strategy.

We may have assumed unknown liabilities in connection with the formation transactions.

As part of the formation transactions, our properties may be subject to existing liabilities, some of which may have been unknown at the closing of this offering. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed or unknown environmental conditions, claims of vendors or other persons (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business.

The amount of cash distributions that we will be able to distribute to unitholders will be reduced by the costs associated with being a public company, other general and administrative expenses and reserves that our general partner believes prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our unitholders, we must first pay or reserve cash for our expenses, including capital expenditures and the costs of being a public company and other operating expenses, and we may reserve cash for future distributions during periods of limited cash flows. The amount of cash we have available for distribution to our unitholders will be affected by our level of reserves and expenses, including the costs associated with being a public company.

Risks Inherent in an Investment in Us

Our Parent controls our general partner, which conducts our business and manages our operations. Our Parent and its affiliates have conflicts of interest with us and limited fiduciary duties to us, which may permit them to favor their own interests to your detriment.

Following this offering, our Parent will own and control our general partner. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to our Parent. Some of our general partner’s directors and executive officers are directors or officers of our Parent and Quest Midstream. Therefore, conflicts of interest may arise between our Parent and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our Parent to pursue a business strategy that favors us. Our Parent’s directors and officers have a fiduciary duty to make decisions in the best interests of the owners of our Parent, who include public shareholders. These decisions may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us, such as our Parent, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner’s affiliates may engage in competition with us outside the Cherokee Basin;

•	our general partner may make a determination to receive a quantity of our Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders;

•	all of the officers of our Parent who provide services to us also will devote significant time to the business of our Parent and its affiliates, and will be compensated by our Parent or its affiliates for the services rendered to them;

•	our partnership agreement limits liability and reduces the fiduciary duties of our general partner, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our general partner determines the amount and timing of operating expenditures, asset purchases and sales, capital expenditures, borrowings, repayments of indebtedness, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders and the ability of the subordinated units to convert to common units;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders;

•	subject to the limitations in our omnibus agreement, our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our Parent or its affiliates may propose to contribute additional assets to us and in making such proposal, the directors of our Parent have a fiduciary duty to the shareholders of our Parent;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner has the ability in certain circumstances to cause us to borrow funds to pay distributions on its subordinated units and incentive distribution rights;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the interpretation and enforcement of obligations owed to us by our general partner and its affiliates, including our omnibus agreement with our Parent, the midstream services agreement between us and Quest Midstream and the midstream omnibus agreement; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held under state law and restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	permits our general partner to make a number of decisions either in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity will be made by a majority of the owners of our general partner, and not by the board of directors of our general partner. Examples include:

•	the exercise of its right to reset the target distribution levels of its incentive distribution rights at higher levels and receive, in connection with this reset, a number of Class B units that are convertible at any time following the first anniversary of the issuance of these Class B units into common units;

•	its limited call right;

•	its right to vote and transfer the units it owns;

•	its registration rights; and

•	its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable”, our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

We do not have any officers and rely solely on officers of our general partner and employees of our Parent and its affiliates for the management of our business.

None of the officers of our general partner are employees of our general partner. We intend to enter into a management services agreement with Quest Energy Service, pursuant to which Quest Energy Service will operate our assets and perform other administrative services for us such as accounting, corporate development, finance, land and engineering. Affiliates of our Parent conduct businesses and activities of their own in which we have no economic interest, including businesses and activities relating to our Parent and Quest Midstream. As a result, there could be material competition for the time and effort of the officers and employees who provide services to our general partner, our Parent and its affiliates. If the officers of our general partner and the employees of our Parent and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Unitholders have limited voting rights, are not entitled to elect the directors of our general partner and face significant difficulties in removing our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or our general partner’s board of directors, and will have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen by our Parent. Since our Parent also holds 62.2% of our aggregate outstanding common and subordinated units (56.6% if the underwriters exercise their over-allotment option in full), the public unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of our Parent and our general partner relating to us may not be consistent with those of a majority of the public unitholders.

Unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units (including units held by our general partner and its affiliates) voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own 62.2% of our aggregate outstanding common and subordinated units (56.6% if the underwriters exercise their over-allotment option in full). Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our Parent may engage in competition with us.

Our Parent and its affiliates may engage in competition with us outside the Cherokee Basin. Pursuant to the omnibus agreement, our Parent and its subsidiaries will agree not to engage in, whether by acquisition, construction or otherwise, the exploration and production of gas in the Cherokee Basin, unless such opportunity is first offered to us. Our Parent may acquire, develop or dispose of additional oil or gas properties or other assets outside of the Cherokee Basin in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

If our Parent does engage in competition with us it could have an adverse impact on our results of operations and ability to make distributions to our unitholders. For a description of the non-competition provisions of the omnibus agreement, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Management Services Agreement.”

We are restricted from engaging in businesses other than the exploration and development of gas and oil.

We will be subject to the midstream omnibus agreement dated as of December 22, 2006, but effective as of December 1, 2006, among Quest Midstream, Quest Midstream’s general partner, Quest Midstream’s operating subsidiary and our Parent so long as we are an affiliate of our Parent and our Parent or any of its affiliates controls Quest Midstream. Except for certain limited exceptions, the midstream omnibus agreement will restrict us from engaging in the following businesses (each of which is referred to in this prospectus as a “Restricted Business”):

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

•	any line of business other than those described in the preceding bullet points that generates “qualifying income”, within the meaning of Section 7704(d) of the Code, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

These provisions will limit our flexibility to diversify into businesses other than the exploration and development of oil and gas, which may limit our ability to enter into different and potentially more profitable lines of business, and thus, adversely affect our ability to make distributions to our unitholders.

Cost reimbursements due our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf, as determined by our general partner. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us. Payments for these services will reduce the amount of cash available for distribution to unitholders. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement” and “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Management Services Agreement.”

Our general partner’s interest in us and control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner from transferring all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby influence the decisions taken by the board of directors and officers of our general partner.

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risks that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Affiliates of our general partner may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, our Parent will hold 4,956,702 common units (3,644,202 common units if the underwriters exercise their over-allotment option) and 9,452,898 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some or all may convert earlier. In addition, our general partner has agreed to provide registration rights to these holders, subject to certain limitations. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any common units that they hold, subject to certain limitations. All of our common units that were outstanding prior to our initial public offering will be subject to resale restrictions under 180-day lock-up agreements with the underwriters. Each of the lock-up arrangements with the underwriters may be waived in the discretion of A.G. Edwards & Sons, Inc. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “How We Make Cash Distributions — Distributions of Available Cash — General Partner Interest and Incentive Distribution Rights.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

You will experience immediate and substantial dilution of $12.31 in tangible net book value per common unit.

The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $7.69 per unit. Based on the assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $12.31 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow our reserves and production.

Our partnership agreement provides that we will distribute all of our available cash each quarter. As a result, we will be dependent on the issuance of additional common units and other partnership securities and borrowings to finance our growth. A number of factors will affect our ability to issue securities and borrow money to finance growth, as well as the costs of such financings, including:

•	general economic and market conditions, including interest rates, prevailing at the time we desire to issue securities or borrow funds;

•	conditions in the gas and oil industry;

•	the market price of, and demand for, our common units;

•	our results of operations and financial condition; and

•	prices for gas and oil.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ over-allotment option, our general partner and its affiliates will own approximately 36.2% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 62.2% of our aggregate outstanding common units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in Kansas and Oklahoma. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we may do business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Sections 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are not liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and you may not be able to resell your common units at or above the initial public offering price.

Prior to the offering, there has been no public market for the common units. After the offering, there will be 8,750,000 publicly traded common units, assuming no exercise of the underwriters’ over-allotment option. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

If our common unit price declines after the initial public offering, you could lose a significant part of your investment.

The initial public offering price for the common units was determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units could be subject to wide fluctuations in response to a number of factors, some of which are beyond our control, including:

•	the level of our distributions and our earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts, acquisitions or other business developments;

•	changes in market valuations of similar companies;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general economic conditions, financial markets and the gas and oil industry;

•	departure of key personnel;

•	commencement or involvement in litigation;

•	future issuances and sales of our common units;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates and recommendations by analysts; and

•	the other factors described in these “Risk Factors.”

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

Common units held by persons who are not Eligible Holders will be subject to the possibility of redemption.

If we become subject to U.S. laws with respect to the ownership interests in oil and gas leases on federal lands, our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible Holders. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States, (2) a corporation organized under the laws of the United States or of any state thereof, (3) a public body, including a municipality or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. Onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. Please read “Description of the Common Units — Transfer of Common Units” and “The Partnership Agreement — Non-Eligible Holders; Redemption.” If these certification procedures are implemented, unitholders who are not persons or entities who meet the requirements to be an Eligible Holder will not receive distributions or allocations of income and loss on their units, and we will have the right to redeem the common units held by persons or entities who are not Eligible Holders at the then-current market price of the units. The redemption price would be paid in cash or by delivery of a promissory note, as determined by our general partner.

If we distribute cash from capital surplus, which is analogous of a return of capital, our minimum quarterly distribution rate will be reduced proportionately, and the distribution thresholds after which the incentive distribution rights entitle our general partner to an increased percentage of distributions will be proportionately decreased.

Our cash distribution will be characterized as coming from either operating surplus or capital surplus. Operating surplus generally means amounts we receive from operating sources, such as sale of our gas and oil production, less operating expenditures, such as production costs and taxes, and less estimated average capital expenditures, which are generally amounts we estimate we will need to spend in the future to maintain our production levels over the long term. Capital surplus generally means amounts we receive from non-operating sources such as sales of properties and issuances of debt and equity securities. Cash representing capital surplus, therefore, is analogous to a return of capital. Distributions of capital surplus are made to our unitholders and our general partner in proportion to their percentage interests in us, or 98% to our unitholders and 2% to our general partner, and will result in a decrease in our minimum quarterly distribution and a lower threshold for distributions on the incentive distribution rights held by our general partner. Please read “How We Make Cash Distributions — Operating Surplus and Capital Surplus.”

Our partnership agreement allows us to add to operating surplus up to $27.5 million. As a result, a portion of this amount, which is analogous to a return of capital, may be distributed to our general partner as the holder of the incentive distribution rights, rather than to holders of common units as a return of capital.

An increase in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of such a tax on us by any state will reduce the cash available for distribution to you. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute. As a result, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you receive no cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely affected, and the cost of any contest will reduce our cash available for distribution to you.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will reduce our cash available for distribution and thus will be borne indirectly by our unitholders and our general partner.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. If you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. If the IRS successfully contests some tax positions we take, unitholders could recognize more gain on the sale of units than would be the case if those positions were sustained, without the benefit of decreased income in prior years.

Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audits of, and adjustments to, your tax returns.

For a further discussion of the effect of the depreciation and amortization positions we will adopt, please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election.”

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For example, an exchange of 50% of our capital and profits could occur if, in any twelve-month period, holders of our subordinated and common units sell at least 50% of the interests in our capital and profits. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. If this occurs, you will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated and for future years as a percentage of the cash distributed to you with respect to such periods. Although the amount of the increase cannot be estimated because it depends upon numerous factors including the timing of the termination, the amount could be material. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. Please read “Material Tax Consequences — Disposition of Common Unit — Constructive Termination” and “ — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

You likely will be subject to state and local taxes and return filing requirements.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property, now or in the future, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in Kansas and Oklahoma. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units

The ratio of our allocable taxable income to cash distributions to a purchaser of common units could be higher than our estimate.

We estimate that a purchaser of common units in this offering who holds those common units through the record date for distributions for the period ending          , 2009, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. This estimate is based upon certain assumptions with respect to our gross income from operations, capital expenditures, cash flow and anticipated cash distributions. Our estimate and assumptions are subject to numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Our estimate is also based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, the actual percentage of our distributions that will constitute taxable income could be higher or lower than our estimate, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions will be higher than our estimate if our gross income exceeds the amount required to make our minimum quarterly distributions, yet we only distribute the minimum quarterly distribution amount. The ratio of allocable taxable income to cash distributions will also be higher than our estimate if we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions, such as to repay outstanding indebtedness or to acquire property that is not eligible for depletion, depreciation or amortization for federal tax purposes or that is depletable, depreciable or amortizable at a rate significantly slower than the rate applicable to our existing assets. Please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

•	the volatility of gas and oil prices;

•	discovery, estimation, development and replacement of gas and oil reserves;

•	cash flow, liquidity and financial condition;

•	business and financial strategy;

•	amount, nature and timing of capital expenditures, including future development costs;

•	availability and terms of capital;

•	timing and amount of future production of gas and oil;

•	availability of drilling and production equipment, labor and other services;

•	operating costs and other expenses;

•	prospect development and property acquisitions;

•	marketing of gas and oil;

•	competition in the gas and oil industry;

•	the impact of weather and the occurrence of natural disasters such as fires;

•	governmental regulation of the gas and oil industry;

•	developments in oil-producing and gas-producing countries; and

•	strategic plans, expectations and objectives for future operations.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Cash Distribution Policy and Restrictions on Distributions”, “Business” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target”, “continue”, the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $161.3 million from the sale of 8,750,000 common units offered by this prospectus, after deducting underwriting discounts, a structuring fee and offering expenses totaling approximately $13.7 million. We base this amount on the assumed initial public offering price of $20.00 per common unit and assume no exercise of the underwriters’ over-allotment option. We anticipate using the aggregate net proceeds of this offering, together with $75.0 million in borrowings under our new credit facility, to repay indebtedness under existing credit facilities of our Parent that are secured by the Partnership Properties.

We will use any net proceeds from the exercise of the underwriters’ over-allotment option to redeem the number of common units from our Parent equal to the number of common units issued upon the exercise of the underwriters’ option. If the underwriters exercise their over-allotment option in full, our Parent’s ownership of common units will be reduced from 4,956,702 common units to 3,644,202 common units, representing, together with its subordinated units, an aggregate 55.4% limited partner interest in us, and the ownership interest of the public unitholders will increase to 10,062,500 representing an aggregate 42.6% limited partner interest in us.

The indebtedness to be repaid consists of:

•	$50.0 million first lien term loan under a Senior Credit Agreement among our Parent, Quest Cherokee, Guggenheim Corporate Funding, LLC (“Guggenheim”), as administrative agent and syndication agent, and the lenders party thereto. The Senior Credit Agreement also includes a $50 million revolving credit facility, which did not have any amounts outstanding thereunder as of March 31, 2007;

•	$100.0 million under a Second Lien Term Loan Agreement among our Parent, Quest Cherokee, Guggenheim, as Administrative Agent, and the lenders party thereto; and

•	$75.0 million under a Third Lien Term Loan Agreement among our Parent, Quest Cherokee, Guggenheim, as Administrative Agent, and the lenders party thereto.

In connection with the payment of the second lien term loan, a 3.5% premium must be paid if the second lien term loan is prepaid prior to November 15, 2007, and the premium is 2.25% if the second lien term loan is prepaid after November 15, 2007 and prior to November 15, 2008. A 2.5% premium must be paid in connection with the prepayment of the third lien term loan.

Interest accrues on the revolving credit facility at LIBOR plus 1.75% or the base rate plus 0.75%, at our option. Interest accrues on the first lien term loan at LIBOR plus 3.25% or the base rate plus 2.50%, at our option. Interest accrues on the second lien term loan at LIBOR plus 5.50%. Interest accrues on the third lien term loan at LIBOR plus 8.00%. The base rate is the greater of the prime rate or the federal funds effective rate plus 0.5%. The revolving credit facility and first lien term loan mature on November 14, 2010, the second lien term loan matures on November 14, 2011 and third lien term loan matures on June 9, 2012.

The borrowings incurred under our Parent’s credit facilities within the past twelve months were used for capital expenditures and working capital.

Any remaining amounts under the existing credit facilities of our Parent not refinanced with the net proceeds of this offering or borrowings under our new credit facility will be repaid with borrowings under a new credit facility of our Parent to be entered into at the closing of this offering. Our Parent’s new credit facility will not be guaranteed by us or secured by the Partnership Properties.

An increase or decrease in the assumed public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, to increase or decrease by $8.1 million. If the initial public offering price were to vary from $20.00 per common unit or if we were to change the number of common units in this offering (other than through the underwriters’ exercise of their over-allotment option), the effect would be to decrease or increase the amount of outstanding indebtedness of our Parent after the closing of this offering, but would have no effect on the anticipated amount of our outstanding debt at the closing of this offering.

CAPITALIZATION

The following table shows:

•	the historical capitalization of Quest Energy Partners Predecessor as of March 31, 2007; and

•	our pro forma capitalization as of March 31, 2007, adjusted to reflect the transactions described under “Summary — Formation Transactions.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2007
	Historical	Pro Forma(1)
	(In thousands)

Total long-term debt	$225,348	$75,348
Partners’ capital/net parent equity:
Net parent equity	$45,653	$—
Common units — public	—	161,300
Common units — Quest Resource Corporation	—	11,187
Subordinated units — Quest Resource Corporation	—	21,309
General partner interest — Quest Energy GP, LLC	—	1,066
Other comprehensive income (losses)	(13,053)	(13,053)

Total partners’ capital	32,600	181,809

Total capitalization	$257,948	$257,157

(1)	Assumes an initial public offering price of our common units of $20.00 per unit and reflects partner capital from the net proceeds from this offering, after deducting underwriting discounts, a structuring fee and offering expenses payable by us and the application of the proceeds as described in “Use of Proceeds.” A $1.00 increase (decrease) in the assumed public offering price per common unit would increase (decrease) our pro forma total partners’ capital by $8.1 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

This table does not reflect the issuance of up to 1,312,500 common units that may be sold to the underwriters upon exercise of their over-allotment option.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial public offering price of $20.00 per common unit, on a pro forma basis as of March 31, 2007, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ over-allotment option is not exercised, our net tangible book value was $181.8 million, or $7.69 per common unit. Net tangible book value excludes $7.7 million of net intangible assets. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Net tangible book value per common unit before the offering(1)	$2.19
Increase (decrease) in net tangible book value per common unit attributable to purchasers in the offering	5.50

Less: Pro forma net tangible book value per common unit after the offering(2)		7.69

Immediate dilution in tangible net book value per common unit to new investors(3)		$12.31

(1)	Determined by dividing the net tangible book value of our properties by the number of units (4,956,702 common units and 9,452,898 subordinated units) and general partner units (472,645 general partner units) to be issued to our Parent and Quest Energy GP, LLC, respectively, for their contribution of the Partnership Properties to us.

(2)	Determined by dividing the total number of common units, subordinated units and general partner units to be outstanding after the offering (13,706,702 common units, 9,452,898 subordinated units and 472,645 general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.

(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $11.94 or $12.68, respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner, its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

			Total
	Units Acquired		Consideration
	Number	Percent	Amount	Percent
	(In thousands)

General partner and affiliates(1)(2)	14,882	63.0%	$32,600	15.7%
Purchasers in this offering	8,750	37.0	175,000	84.3

Total	23,632	100.0%	$207,600	100.0%

(1)	The units acquired by our general partner and its affiliates consist of 4,956,702 common units, 9,452,898 subordinated units and 472,645 general partner units.

(2)	The assets contributed by our general partner and its affiliates were recorded at their net book value in accordance with GAAP.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “— Assumptions and Considerations” below. In addition, you should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma operating results, you should refer to the audited historical financial statements of our predecessor for the fiscal year ended May 31, 2004, the seven months ended December 31, 2004, and for the years ended December 31, 2005 and 2006 and our unaudited pro forma financial statements for the year ended December 31, 2006 and the three months ended March 31, 2007 included elsewhere in this prospectus.

Rationale for Our Cash Distribution Policy

Our partnership agreement requires us to distribute all of our available cash quarterly. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs, including cash from borrowings. We intend to fund a portion of our capital expenditures with additional borrowings or issuances of additional units. We may also borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long term, but short-term factors have caused available cash from operations to be insufficient to pay the distribution at the current level. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by us distributing our available cash, after expenses and reserves, rather than retaining it. Also, because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case if we were subject to federal income tax.

Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our cash distribution policy will be subject to restrictions on distributions under our new credit facility. Our new credit facility will contain material financial tests and covenants that we must satisfy. These financial tests and covenants include a requirement that our ratio of consolidated indebtedness to consolidated EBITDA be not more than to 1.0 and a requirement that our ratio of consolidated EBITDA to consolidated interest expense be not less than to 1.0. These financial ratios and covenants are described in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facility.” Should we be unable to satisfy these restrictions under our new credit facility or if we are otherwise in default under our new credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. Any future indebtedness may contain similar or more stringent restrictions.

•	Our general partner will have the authority to establish reserves for the conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy. Any determination to establish reserves made by our general partner in good faith will be binding on the unitholders. We intend to reserve a substantial portion of our cash generated from operations to fund our capital expenditures required to maintain the current production levels over the long term. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient cash expenditures to maintain or grow our asset base, we will be unable to pay distributions at the current level from cash generated from operations and would therefore expect to reduce our distributions. We are unlikely to be able to sustain our current level of distributions without making accretive acquisitions or capital expenditures that maintain or grow our asset base. Decreases in commodity prices from current levels will also adversely affect our ability to pay distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may be considered a return of part of your investment in us as opposed to a return on your investment.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units and any Class B units issued upon the reset of incentive distribution rights, if any, voting as a single class (including common units and Class B units held by our Parent and its affiliates). At the closing of this offering, our Parent will own our general partner and approximately 36.2% of our outstanding common units and 100% of our subordinated units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	We have assumed that our operations will not be subject to material entity level taxation. Several states (e.g., Texas) have adopted taxes on the income of limited partnerships. Since we will not initially own properties in such states, we do not believe that such state entity level tax will materially affect our distributions. In addition, we believe that limited partnerships are not taxed at the entity level in the states in which we initially will own properties. In the future, we may acquire properties in states that tax the income of limited partnerships.

•	Under Sections 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reduced demand for gas and oil, increases in our operating expenses or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

Our Ability to Grow Depends on Our Ability to Access External Growth Capital

We expect that we will distribute all of our available cash to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, rather than cash reserves established by our general partner, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement or our new credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Initial Distribution Rate

Upon completion of this offering, the board of directors of our general partner will adopt a cash distribution policy that will require us to pay distributions at an initial distribution rate of $0.3875 per unit per complete quarter, or $1.55 per unit per year, on all common units, subordinated units and general partner units no later than 45 days after the end of each fiscal quarter to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. This equates to an aggregate cash distribution of $9.2 million per quarter or $36.6 million per year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. If the underwriters exercise their over-allotment option, a number of common units equal to the additional common units issued will be redeemed from our Parent and there will be no effect on the number of common units outstanding or our aggregate cash distributions. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption “— Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.3875 per common unit per quarter ($1.55 per common unit on an annualized basis).

		Estimated
	Number of	Distributions
	Units	One Quarter	Four Quarters

Publicly held common units	8,750,000	$3,390,625	$13,562,500
Common units held by our Parent(1)	4,956,702	1,920,722	7,682,888

Total common units	13,706,702	5,311,347	21,245,388
Subordinated units held by our Parent	9,452,898	3,662,998	14,651,992
General partner units held by Quest Energy GP, LLC	472,645	183,150	732,600

Total units	23,632,245	$9,157,495	$36,629,980

(1)	If the underwriters’ over-allotment option is exercised, a number of common units equal to the additional common units issued will be redeemed proportionately from our Parent. Accordingly, the exercise of the underwriters’ over-allotment option will not affect the total amount of common units outstanding or the amount of cash needed to pay the initial distribution rate on all units.

The subordination period generally will end if we have earned and paid at least $1.55 on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after          , 2012. If we meet the tests for ending the subordination period as set forth above for any quarter ending on or after          , 2010, 25% of the subordinated units will convert into common units on a one-for-one basis. If we meet those tests for any quarter ending on or after          , 2011, an additional 25% of the subordinated units will convert into common units on a one-for-one basis. In addition, if we have earned and paid at least $1.9375 (125% of the annualized minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any two consecutive, non-overlapping four-quarter periods ending on or after          , 2010, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. Please read “How We Make Cash Distributions — Subordination Period.”

We do not have a legal obligation to pay distributions at our initial distribution rate or at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of expenses and the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters.

If distributions on our common units are not paid with respect to any fiscal quarter at the initial distribution rate, our unitholders will not be entitled to receive such payments in the future except that, during the subordination period to the extent we have available cash in any future quarter in excess of the amount necessary to make cash distributions to holders of our common units at the initial distribution rate, we will use this excess available cash to pay these deficiencies related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Cash Distributions — Subordination Period.”

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or imposed at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith”, our general partner must believe that the determination is in our best interests.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. Assuming that we become a publicly traded partnership before December 31, 2007, we will pay unitholders a prorated distribution for the period from the first day our common units are publicly traded to and including December 31, 2007.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial distribution rate of $0.3875 per unit each quarter through the quarter ending September 30, 2008. In those sections, we present two tables, consisting of:

•	Our “Unaudited Pro Forma Available Cash”, in which we present the amount of cash we would have had available for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, based on our unaudited pro forma financial statements. Our calculation of pro forma available cash in this table should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed in an earlier period.

•	Our “Estimated Cash Available for Distribution”, in which we present how we calculate the estimated minimum Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full initial quarterly distribution on all the outstanding units for each quarter through September 30, 2008. In “— Assumptions and Considerations” below, we also present our assumptions underlying our belief that we will generate sufficient Adjusted EBITDA to pay the initial quarterly distribution on all units for each quarter through September 30, 2008.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2006 and the Twelve Months Ended March 31, 2007

If we had completed the transactions contemplated in this prospectus on January 1, 2006, our pro forma cash deficit for the year ended December 31, 2006 would have been approximately $4.9 million. As a result, we would not have had sufficient cash to make any cash distributions on our units for the year ended December 31, 2006.

If we had completed the transactions contemplated in this prospectus on April 1, 2006, our pro forma cash deficit for the twelve months ended March 31, 2007 would have been approximately $4.6 million. As a result, we would not have had sufficient cash to make any cash distributions on our units for the twelve months ended March 31, 2007.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in earlier periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, the amount of available cash that would have been available for distributions to our unitholders, assuming that the formation transactions and this offering had been consummated at the beginning of such period. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

Quest Energy Partners, L.P.

Unaudited Pro Forma Available Cash

	Year Ended	Twelve Months
	December 31,	Ended
	2006	March 31, 2007
	(In thousands, except
	per unit data)

Pro forma net income (loss)(1)	$(57,539)	$(65,623)
Plus:
Pro forma interest expense, net(2)	18,137	17,958
Depreciation, depletion and amortization expense	25,521	26,841
Gain (loss) on sale of assets	7	(80)
Provision for impairment of gas and oil properties	30,719	30,719
Change in derivative fair value	(6,410)	1,131

Pro forma adjusted EBITDA(3)	$10,435	$10,946
Less:
Cash interest expense, net(4)	5,673	5,867
Estimated maintenance capital expenditures(5)	9,700	9,700

Pro forma cash deficit	$(4,938)	$(4,621)

Distributions per unit	$1.55	$1.55

Pro forma cash distributions:
Distribution to common unitholders	$21,245	$21,245
Distribution to subordinated units held by our Parent	14,652	14,652
Distribution to our general partner	733	733

Total distributions	$36,630	$36,630

Shortfall	$(41,568)	$(41,251)

(1)	Reflects net income of Quest Energy Partners Predecessor derived from its historical financial statements for the period indicated, giving pro forma effect to the formation transactions and this offering.

(2)	Pro forma interest expense, net for the year ended December 31, 2006, consists of $6.1 million of interest expense, $5.4 million of payoff penalties associated with the repayment of our Parent’s credit facilities, $7.1 million of write off of loan costs associated with the repayment of our Parent’s credit facilities and $390,000 of interest income. Pro forma interest expense, net for the twelve months ended March 31, 2007, consists of $6.0 million of interest expense, $5.4 million of payoff penalties associated with the repayment of our Parent’s credit facilities, $6.7 million of write off of loan costs associated with the repayment of our Parent’s credit facilities and $177,000 of interest income.

(3)	Please read “Summary — Non-GAAP Financial Measures.”

(4)	Reflects (a) interest expense related to $75.0 million in borrowings under our new credit facility at an assumed annual interest rate of 8.0%, (b) other interest expense of $63,000 for the year ended December 31, 2006 and $44,000 for the twelve months ended March 31, 2007, (c) other interest income of $390,000 for the year ended December 31, 2006 and $177,000 for the twelve months ended March 31, 2007 and (d) the exclusion of $ million in amortization of debt issuance costs. If the interest rate used to calculate the interest on our credit facility borrowings were 1% higher or lower, our annual cash interest cost would increase or decrease, respectively, by approximately $750,000. We will incur a commitment fee of approximately $ million under our new credit facility.

(5)	Maintenance capital expenditures are those capital expenditures required to maintain current production levels over the long term. Historically, we did not characterize capital expenditures as maintenance or expansion and did not plan capital expenditures in a manner intended to maintain or expand our production or asset base. We have estimated what our maintenance capital expenditures would have been during each period based on the number of wells that we would have needed to drill and complete to maintain our level of production as of the beginning of the period.

In addition, we estimate that we made expansion capital expenditures of $96.9 million for the year ended December 31, 2006 and $100.0 million for the twelve months ended March 31, 2007. Expansion capital expenditures are those capital expenditures that we expect will increase our production of our gas and oil properties over the long term or increase the current operating capacity of our other capital assets over the long term. These expenditures were assumed to be funded by borrowings under our Parent’s debt facilities and contributions from our Parent and are not included in our pro forma cash available for distribution calculation.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2008

In order to pay the initial quarterly distribution on all our common units, subordinated units and general partner units of $0.3875 per unit per complete quarter for four quarters, we estimate that our Adjusted EBITDA for the twelve months ending September 30, 2008 must be at least $71.3 million. Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flows from operating activities or any other measure of financial performance calculated in accordance with GAAP, as those items are used to measure our operating performance, liquidity or ability to service debt obligations. Please read “Summary — Summary Historical and Pro Forma Financial Data” and “Summary — Non-GAAP Financial Measures” for an explanation of Adjusted EBITDA and reconciliation of Adjusted EBITDA to net income, its most directly comparable financial performance measure calculated in and presented in accordance with GAAP.

We also anticipate that if our Adjusted EBITDA for such period is $71.3 million, we would be permitted to make the quarterly distributions on all the common units, subordinated units and general partner units at the initial distribution rate under the anticipated applicable covenants under our new credit facility.

We believe that we will be able to generate the estimated minimum Adjusted EBITDA of $71.3 million for the twelve months ending September 30, 2008. You should read “— Assumptions and Considerations” below for a discussion of the material assumptions underlying this belief, which reflect our judgment of conditions we expect to exist and the course of action we expect to take. If our estimate is not achieved, we may not be able to pay the initial quarterly distribution on all of our units. We can give you no assurance that our assumptions will be realized or that we will generate the $71.3 million in Adjusted EBITDA required to pay the initial quarterly distribution on all our common units, subordinated units and general partner units. There will likely be differences between our estimates and the actual results we will achieve and those differences could be material. If we do not generate the estimated minimum Adjusted EBITDA or if our capital expenditures or interest expense are higher than estimated, we may not be able to pay the initial quarterly distribution on all units.

When considering our ability to generate the estimated minimum Adjusted EBITDA of $71.3 million, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations and cash available for distribution to our unitholders to vary significantly from those set forth below.

We do not as a matter of course make public projections as to future sales, earnings or other results. However, our management has prepared the prospective financial information set forth below to present the estimated cash available for distribution for the twelve months ending September 30, 2008. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of our management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date in this prospectus except to the extent required by law. In light of the above, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full initial quarterly distribution on all of our outstanding common units, subordinated units and general partner units for each quarter through September 30, 2008 should not be regarded as a representation by us or the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate the estimated Adjusted EBITDA necessary to pay the initial quarterly distribution on all our common units, subordinated units and general partner units for each quarter in the twelve months ending September 30, 2008. Our estimated Adjusted EBITDA is based on our projected results of operations for the twelve months ending September 30, 2008. The assumptions that we have made that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes set forth in “— Assumptions and Considerations.”

Quest Energy Partners, L.P.

Estimated Cash Available for Distribution

					Twelve Months
	Quarter Ending				Ending
	December 31,	March 31,	June 30,	September 30,	September 30,
	2007	2008	2008	2008	2008
	(In thousands, except per unit data)

Revenues:
Oil and gas sales	$37,740	$40,753	$44,412	$47,850	$170,756
Other revenue/(expense)	900	900	900	900	3,600

Total revenues	38,640	41,653	45,312	48,750	174,356
Costs and expenses:
Oil and gas production	9,828	11,021	12,034	12,837	45,720
Transportation expense	8,776	9,400	10,241	10,998	39,415
General and administrative expenses	2,629	2,241	2,539	2,836	10,245
Depreciation, depletion and amortization expense	9,799	10,503	11,422	12,285	44,008

Total costs and expenses	31,033	33,166	36,235	38,955	139,389

Operating income (loss)	7,608	8,487	9,077	9,795	34,967
Other income (expense)	(2,135)	(2,473)	(2,814)	(3,131)	(10,553)

Net income (loss)	$5,472	$6,015	$6,263	$6,664	$24,414

Adjustments to reconcile net income to estimated Adjusted EBITDA:
Add:
Interest expense	1,671	2,009	2,350	2,667	8,697
Depreciation, depletion and amortization expense	9,799	10,503	11,422	12,285	44,008
Change in derivative fair value	464	464	464	464	1,856

Estimated Adjusted EBITDA(1)	$17,407	$18,990	$20,499	$22,080	$78,975

Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	1,671	2,009	2,350	2,667	8,697
Maintenance capital expenditures	5,750	6,250	6,750	7,250	26,000
Expansion capital expenditures	17,139	16,600	17,518	14,183	65,439
Plus:
Borrowings to fund expansion capital expenditures	17,139	16,600	17,518	14,183	65,439

Estimated cash available for distribution	$9,985	$10,732	$11,399	$12,163	$44,278

Per unit cash distribution	$0.3875	$0.3875	$0.3875	$0.3875	$1.55

Distribution to common unitholders	$5,311	$5,311	$5,311	$5,311	$21,245
Distribution to subordinated units	3,663	3,663	3,663	3,663	14,652
Distribution to our general partner	183	183	183	183	733

Total cash distributions	$9,157	$9,157	$9,157	$9,157	$36,630

Excess of cash available for distribution over cash distributions	$828	$1,574	$2,241	$3,005	$7,648

Estimated Adjusted EBITDA	$17,407	$18,990	$20,499	$22,080	$78,975
Less:
Excess of cash available for distribution over cash distributions	828	1,574	2,241	3,005	7,648

Minimum estimated Adjusted EBITDA necessary to pay cash distributions	$16,579	$17,416	$18,257	$19,074	$71,327

(1)	Please read “Summary — Non-GAAP Financial Measures.”

Assumptions and Considerations

Based upon the specific assumptions outlined below with respect to the twelve months ending September 30, 2008, we expect to generate cash flow from operations in an amount sufficient to fund our budgeted maintenance capital expenditures and pay the initial quarterly distribution on all units through September 30, 2008.

While we believe that these assumptions are reasonable in light of management’s current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to permit us to pay the full initial quarterly distribution (absent borrowings under our new credit facility), or any amount, on all units, in which event the market price of our common units may decline substantially. We are unlikely to be able to sustain our current level of distributions without making accretive acquisitions or capital expenditures that maintain or grow our asset base. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient capital expenditures to maintain or grow our asset base, we will be unable to pay distributions at the current level from cash generated from operations and would therefore expect to reduce our distributions. Decreases in commodity prices from current levels will adversely affect our ability to pay distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distribution may be considered a return of part of your investment in us as opposed to a return on your investment. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors”, and “Cautionary Note Regarding Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production.  The following table sets forth information regarding net production of gas and oil for the year ended December 31, 2006 and for the twelve months ended March 31, 2007 and on a forecasted basis for the twelve months ending September 30, 2008:

			Forecasted for
		Twelve Months	Twelve Months
	Year Ended	Ended	Ending
	December 31,	March 31,	September 30,
	2006	2007	2008

Gas (MMcf)	12,282	13,499	24,180
Oil (Bbl)	9,737	9,671	9,500
Combined (MMcfe)	12,341	13,557	24,237
Gas (MMcf/D)	33.6	37.0	66.2
Oil (Bbl/D)	26.7	26.5	26.0
Combined (MMcfe/D)	33.8	37.1	66.4

Our forecasted net production volumes for the twelve months ending September 30, 2008 reflect the production estimated for the twelve months ending September 30, 2008 from our wells that were producing in commercial quantities as of December 31, 2006 in our reserve report as of the same date prepared by Cawley, Gillespie & Associates, Inc., our independent reserve engineers, and the production estimated for the wells connected after December 31, 2006 and forecasted to be connected before September 30, 2008, based on the average production profile for our Cherokee Basin wells.

The 79% increase in forecasted production for the twelve months ending September 30, 2008 from our pro forma production for the twelve months ended March 31, 2007 is due to 600 gross wells that we connected during the twelve months ended March 31, 2007 plus the 407 additional gross wells that we forecast connecting during the twelve months ending September 30, 2008, partially offset by a natural decline in the rate of production from our wells that have been producing for more than twelve months and have reached their peak rate of production. Over 99% of the wells that we have drilled and completed in the Cherokee Basin were economically productive wells. We have assumed that we will be successful in producing gas in commercial quantities from all additional wells based on past drilling experience in the Cherokee Basin.

Prices.  The table below illustrates the relationship between gas and oil wellhead prices as a percentage of average NYMEX prices for the year ended December 31, 2006 and for the twelve months ended March 31, 2007 as compared to our forecast for the twelve months ending September 30, 2008:

				Forecasted for
			Twelve Months	Twelve Months
	Year Ended		Ended	Ending
	December 31,		March 31,	September 30,
	2006		2007	2008

Gas:
Average NYMEX gas ($/Mcf)	$7.13		$6.58	$8.00
Differential to NYMEX	(1.20	)(1)	(0.69)	(0.75)

Wellhead price	$5.93		$5.89	$7.25

Differential percentage to NYMEX	16.8	%(1)	10.5%	9.4%
Oil:
Average NYMEX oil ($/Bbl)	$66.23		$64.98	$67.00
Differential to NYMEX	5.33		6.43	6.75

Wellhead price	$60.90		$58.55	$60.25

Differential percentage to NYMEX	8.0%		9.9%	10.1%
Total combined wellhead price ($/Mcfe)	$5.95		$5.92	$7.26

(1)	Differential to NYMEX for the year ended December 31, 2006 was adversely affected by the hurricanes in the summer and fall of 2005.

Hedging.  We do not have any hedges with respect to our oil production. The following table summarizes our realized gas prices for the year ended December 31, 2006 and for the twelve months ended March 31, 2007 and on a forecasted basis for the twelve months ending September 30, 2008:

			Forecasted for
		Twelve Months	Twelve Months
	Year Ended	Ended	Ending
	December 31,	March 31,	September 30,
	2006	2007	2008

Gas wellhead price ($/Mcf)	$5.93	$5.89	$7.25
Gas hedges gain (loss) ($/Mcf)	(0.64)	(0.69)	(0.19)

Gas realized price ($/Mcf)	$5.29	$5.20	$7.06

The following table summarizes our gas derivative contracts covering forecasted production for the twelve months ending September 30, 2008:

	Swaps		Collars
				Weighted	Weighted
		Weighted		Average	Average
		Average		Floor	Ceiling
	MMbtu/d	Price	MMbtu/d	Price	Price

Gas derivative contracts for October 2007 — September 2008:
Southern star contracts	6,392	$7.31	11,700	$8.00	$8.94
NYMEX contracts(1)	—	—	8,500	$4.60	$5.61

(1)	We have entered into derivative contracts locking the basis differential on 4,250 MMbtu/d at a weighted average rate of approximately $1.07 per MMbtu.

The 26,592 MMbtu/d gas derivative swaps and collars described in the table above cover 10% and 30%, respectively, of our forecasted gas production for the twelve months ending September 30, 2008.

Gas and Oil Revenues.  The following table illustrates the primary components of revenues for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, respectively, and on a forecasted basis for the twelve months ending September 30, 2008 (in thousands):

			Forecasted for
		Twelve Months	Twelve Months
	Year Ended	Ended	Ending
	December 31,	March 31,	September 30,
	2006	2007	2008

Gas:
Gas wellhead revenues	$83,096	$81,775	$174,786
Gas hedges (loss)	(18,119)	(9,720)	(4,552)

Total gas revenues	$64,977	$72,055	$170,234

Oil:
Total oil revenues	$574	$566	$522

Gas comprises 99% of our total estimated production for the twelve months ending September 30, 2008. As a consequence, our revenues are primarily affected by changes in gas prices rather than changes in oil prices. The following table shows estimated Adjusted EBITDA sensitivities under various assumed NYMEX gas prices for the twelve months ending September 30, 2008. In addition, the estimated Adjusted EBITDA amounts shown below are based on realized gas prices that take into account our average gas price differential assumption of 91% of NYMEX for our production. We have assumed no changes in our production based on changes in prices and that our hedging counterparties will perform as expected (dollars in thousands, except per unit data).

	Twelve Months Ending
	September 30, 2008
NYMEX gas price ($/Mcf)	$6.00	$7.00	$8.00	$9.00
NYMEX oil price ($/Bbl)	$67.00	$67.00	$67.00	$67.00
Combined daily production (MMcfe/d)	66.4	66.4	66.4	66.4
Percentage gas	99%	99%	99%	99%
Total revenues	$145,406	$159,881	$174,356	$192,781
Oil and gas production	43,234	44,477	45,720	47,299
Transportation expense	39,415	39,415	39,415	39,415
General and administrative expenses	10,245	10,245	10,245	10,245

Adjusted EBITDA	$52,512	$65,744	$78,975	$95,822

Capital Expenditures and Expenses

Capital Expenditures.  We estimate that our capital expenditures for the twelve months ending September 30, 2008 will be approximately $91.4 million as compared to $119.0 million and $109.7 million for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, respectively. We expect that our capital expenditures will average approximately $81.8 million over the three-year period ending September 30, 2010. The capital expenditures for the twelve months ending September 30, 2008 are expected to consist of the following:

•	approximately $60.0 million to drill and complete 407 gross wells;

•	approximately $3.2 million for recompletions;

•	approximately $13.9 million for equipment and facilities; and

•	approximately $14.4 million for potential costs that we may incur for acquiring leases and similar expenditures that will enable us to maintain our capital asset base.

The estimated capital expenditures for the twelve months ending September 30, 2008 consists of $26.0 million of maintenance capital expenditures and $65.4 million of expansion capital expenditures.

We expect to finance our maintenance capital expenditures with cash flow from operations and our expansion capital expenditures from a combination of available borrowings under our new credit facility, cash flow from operations and the proceeds from additional debt and equity issuances.

Oil and Gas Production Expense.  The following table summarizes oil and gas production expense on an aggregate basis and on a per Mcfe basis for the year ended December 31, 2006 and for the twelve months ended March 31, 2007 and on a forecasted basis for the twelve months ending September 30, 2008 (in thousands, except per Mcfe amounts):

			Forecasted for
		Twelve Months	Twelve Months
	Year Ended	Ended	Ending
	December 31,	March 31,	September 30,
	2006	2007	2008

Lease operations expenses	$14,301	$17,655	$31,128
Ad valorem taxes	2,160	2,316	6,878
Production taxes	3,681	3,901	7,714

Total oil and gas production expense	$20,142	$23,872	$45,720

Lease operations expenses ($/Mcfe)	$1.16	$1.30	$1.28
Ad valorem taxes ($/Mcfe)	0.18	0.17	0.28
Production taxes ($/Mcfe)	0.30	0.29	0.32

Total oil and gas production expense ($/Mcfe)	$1.63	$1.76	$1.89

Lease operations expenses consist of the labor, field office rent, vehicle expenses, supervision, minor maintenance, tools and supplies and other customary charges. We estimate that our lease operations expenses for the twelve months ending September 30, 2008 will be approximately $31.1 million as compared to $14.3 million and $17.7 million for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, respectively. The $16.8 million increase and $13.5 million increase in forecasted lease operations expenses are primarily attributable to the following:

•	expected increases in prices paid to oilfield service companies and suppliers due to a current higher price environment; and

•	increased operational activity due to increased production.

We estimate that our ad valorem taxes projected for the twelve months ending September 30, 2008 will be approximately $6.9 million as compared to $2.2 million and $2.3 million of ad valorem taxes for the year ended December 31, 2006 and for the twelve months and March 31, 2007, respectively. The $4.7 million increase and $4.6 million increase in forecasted ad valorem taxes is primarily attributable to our increased level of forecasted activity and higher valuations being assessed by the states in which we conduct operations.

We estimate that our production taxes projected for the twelve months ending September 30, 2008 will be approximately $7.7 million as compared to $3.7 million and $3.9 million of production taxes for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, respectively. The $4.0 million increase and $3.8 million increase in forecasted production taxes is primarily due to higher levels of forecasted production.

The following table summarizes production taxes on an aggregate basis and as a percentage of wellhead revenues for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, respectively and for the twelve months ending September 30, 2008 (dollars in thousands):

			Forecasted for
	Year	Twelve Months	Twelve Months
	Ended	Ended	Ending
	December 31,	March 31,	September 30,
	2006	2007	2008

Oil and gas wellhead revenues	$83,670	$82,341	$175,308
Production taxes	3,681	3,901	7,714
Production taxes as a percentage of wellhead revenues	4.4%	4.7%	4.4%

Our production taxes are calculated as a percentage of our oil and gas wellhead revenues. In general, as prices and volumes increase, our production taxes increase and as prices and volumes decrease, our production taxes decrease. Additionally, production tax percentages vary by state and as revenues by state vary, it can cause increases or decreases in our overall rate.

Transportation Expense.  The following table summarizes transportation expense on an aggregate basis and on a per Mcf basis for the year ended December 31, 2006 and for the twelve months ended March 31, 2007 and on a forecasted basis for the twelve months ending September 30, 2008 (in thousands, except per Mcf amounts):

			Forecasted for
	Year	Twelve Months	Twelve Months
	Ended	Ended	Ending
	December 31,	March 31,	September 30,
	2006	2007	2008
Transportation expense	$26,742	$29,106	$39,415
Transportation expense ($/Mcf)	$2.17	$2.15	$1.63

We estimate that our transportation expense projected for the twelve months ending September 30, 2008 will be approximately $39.4 million as compared to $26.7 million and $29.1 million of expenses for the year ended December 31, 2006 and for the twelve months ended March 31, 2007, respectively. The $12.7 million increase and $10.3 million increase in forecasted transportation expense is primarily due to a higher level of production. The decrease in transportation expense per Mcf is due to a higher percentage of our production being attributable to leases under which we pass-through a proportionate share of the entire transportation expense to our royalty owners.

General and Administrative Expenses.  We estimate that our general and administrative expenses projected for the twelve months ending September 30, 2008 will be approximately $10.2 million as compared to approximately $8.1 million and $8.6 million for the year ended December 31, 2006 and the twelve months ended March 31, 2007, respectively. The $1.9 million increase and $1.6 million increase in forecasted general and administrative expenses is primarily attributable to increased costs associated with the costs of being a public company and the increased size of our operations. At the closing of this offering, we expect to enter into a management services agreement with Quest Energy Service, LLC whereby it will perform administrative services for us and be reimbursed for its expenses incurred on our behalf. We have not included any non-cash unit-based compensation expense in our forecast of general and administrative expenses. However, our general and administrative expenses do include non-cash equity-based compensation of our Predecessor.

Interest Expense.  We estimate that our interest expense projected for the twelve months ending September 30, 2008 will be approximately $8.7 million as compared to $6.1 million and $6.0 million on a pro forma basis for the year ended December 31, 2006 and the twelve months ended March 31, 2007, respectively. During the twelve months ending September 30, 2008, we expect to have approximately $108.0 million in debt outstanding, on average, under our new credit facility, consisting of the $75.0 million to be outstanding at the closing of this offering and additional amounts borrowed to fund our expansion capital expenditures.

Regulatory, Industry and Economic Factors.  Our forecast for the twelve months ending September 30, 2008 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	there will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

•	there will not be any major adverse change in the portions of the energy industry or in general economic conditions; and

•	market, insurance and overall economic conditions will not change substantially.

Distributions

Distributions on the common units, subordinated units and general partner units for the twelve months ending September 30, 2008 are forecasted to be $36.6 million in the aggregate. Quarterly distributions will be paid within 45 days after the close of each quarter.

HOW WE MAKE CASH DISTRIBUTIONS

Our Parent holds all of the member interests in our general partner, and consequently is indirectly entitled to all of the distributions that we make to our general partner, subject to the terms of the limited liability company agreement of our general partner and relevant legal restrictions.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General.  Within 45 days after the end of each quarter, beginning with the quarter ending          , 2007 we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the quarterly distribution for the period from the closing of this offering through       , 2007 based on the actual length of the period.

Definition of Available Cash.  Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, all additional cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within 12 months.

Minimum Quarterly Distribution.  We will distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3875 per unit, or $1.55 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our new credit facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facility” for a discussion of the restrictions to be included in our new credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights.  Initially, our general partner will be entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest will be represented by 472,645 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 25%, of the cash we distribute from operating surplus (as defined below) in excess of $0.445625 per unit per quarter. The maximum distribution of 25% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 25% does not include any distributions that our general partner may receive on units that it owns.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.  Operating surplus consists of:

•	$27.5 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from (i) borrowings that are not working capital borrowings, (ii) sales of equity securities and debt securities, (iii) sales or other dispositions of assets outside the ordinary course of business, (iv) the termination of commodity hedge contracts prior to the termination date specified therein, (v) capital contributions received, (vi) corporate reorganizations or restructurings and (vii) sales in connection with plugging and abandoning and other reclamation activities for our wells; plus

•	working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating and capital expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

Part of our business strategy is to limit our exposure to volatility in commodity prices by entering into derivative contracts. In general, all of the payments we make or receive under derivative contracts, including periodic settlement payments, the purchase price of put contracts and payments made or received in connection with the termination of derivative contracts, will be added or deducted in the determination of operating surplus on the date the payment is received or made. Our partnership agreement allows our general partner, with the approval of the conflicts committee of our board of directors, to allocate payments made or received under derivative contracts over multiple periods, or to exclude such payments or receipts from the calculation of operating surplus if it determines such treatment to be appropriate.

Operating Expenditures.  We define operating expenditures in the partnership agreement, and it generally means all of our expenditures, including, but not limited to, lease operating expenses, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus when such repayment actually occurs;

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	actual maintenance capital expenditures;

•	expansion capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Maintenance capital expenditures are those capital expenditures required to maintain the current production levels over the long term of our gas and oil properties or to maintain the current operating capacity of our other capital assets. Examples of maintenance capital expenditures include capital expenditures to bring our non-producing reserves into production, such as drilling and completion costs, enhanced recovery costs and other construction costs, and costs to acquire reserves that replace the reserves we expect to produce in the future. Well plugging and abandonment, site restoration and similar costs will also be considered maintenance capital expenditures.

Expansion capital expenditures are those capital expenditures that we expect will increase our production of our gas and oil properties over the long term or increase the current operating capacity of our other capital assets over the long term. Examples of expansion capital expenditures include the acquisition of gas and oil properties or equipment or new exploitation or development prospects, to the extent we expect that such expenditures will increase current production of our oil and gas properties over the long term. Expansion capital expenditures will also include interest (and related fees) on debt incurred to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement is put into service or the date that it is disposed of or abandoned.

Estimated Average Maintenance Capital Expenditures.  Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus (as described below) and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect of these fluctuations on operating surplus, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain the current production levels of our gas and oil properties over the long term or current operating capacity of our other capital assets over the long term be subtracted in calculating operating surplus each quarter as opposed to the actual amounts we spend. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The deduction of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it will reduce the need to borrow under our new credit facility to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our general partner; and

•	it will reduce the likelihood that a large maintenance capital expenditure in a period will prevent the conversion of some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Characterization of Cash Distributions.  Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to $27.5 million. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $27.5 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General.  Our partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to the minimum quarterly distribution of $0.3875 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period.  Except as described below under “— Early Conversion of Subordinated Units”, the subordination period will extend until the first day of any quarter beginning after          , 2012 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Expiration of the Subordination Period.  When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Early Conversion of Subordinated Units.  If the tests for ending the subordination period are satisfied for any three consecutive, non-overlapping four-quarter periods ending on or after          , 2010, 25% of the subordinated units will convert into an equal number of common units. Similarly, if those tests are also satisfied for any three consecutive, non-overlapping four-quarter periods ending on or after          , 2011, an additional 25% of the subordinated units will convert into an equal number of common units. The second early conversion of subordinated units may not occur, however, until at least one year following the end of the period for the first early conversion of subordinated units.

In addition to the early conversion of subordinated units described above, all of the subordinated units will convert into an equal number of common units if the following tests are met:

•	distributions of available cash from operating surplus on each outstanding common unit, subordinated unit and the 2% general partner interest equaled or exceeded $1.9375 (125% of the annualized minimum quarterly distribution) for each of the two consecutive, non-overlapping four-quarter periods ending on or after , 2010;

•	the “adjusted operating surplus” (as defined below) generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of a distribution of $1.9375 per common unit (125% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units and the 2% general partner interest during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Adjusted Operating Surplus.  Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus is calculated using estimated maintenance capital expenditures, rather than actual maintenance capital expenditures and, to the extent the estimated amount for a period is less than the actual amount, the cash generated from operations during that period would be less than adjusted operating surplus.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage (13% and 23%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.445625 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.484375 per unit for that quarter (the “second target distribution”); and

•	thereafter, 75% to all unitholders, pro rata, and 25% to the general partner.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units. We will also issue an additional amount of general partner units in order to maintain the general partner’s ownership interest in us relative to the issuance of the Class B units.

The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarter distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•	thereafter, 75% to all unitholders, pro rata, and 25% to the general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly	Marginal Percentage		Quarterly
	Distribution	Interest in Distributions		Distribution per
	per Unit		General	Unit Following
	Prior to Reset	Unitholders	Partner	Hypothetical Reset

Minimum Quarterly Distribution	$0.3875	98%	2%	$0.60
First Target Distribution	up to $0.445625	98%	2%	up to $0.69(1)
Second Target Distribution	above $0.445625 up to $0.484375	85%	15%	above $0.69(1) up to $0.75(2)
Thereafter	above $0.484375	75%	25%	above $0.75(2)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that there are 23,159,600 common units and 472,645 general partner units, representing a 2% general partner interest, outstanding, and that the average distribution to each common unit is $0.60 for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

			General Partner Cash Distribution
	Quarterly	Common	Prior to Reset
	Distribution	Unitholders Cash		2% General	Incentive
	per Unit	Distributions	Class B	Partner	Distribution		Total
	Prior to Reset	Prior to Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.3875	$8,974,345	—	$183,150	—	$183,150	$9,157,495
First Target Distribution	up to $0.445625	1,346,152	—	27,472	—	27,472	1,373,624
Second Target Distribution	above $0.445625	897,434	—	18,315	140,056	158,371	1,055,805
	up to $0.484375
Thereafter	above $0.484375	2,677,829	—	54,650	837,960	892,610	3,570,439

		$13,895,760	—	$283,587	$978,016	$1,261,603	$15,157,363

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 23,159,600 common units, 1,630,026 Class B units and 505,911 general partner units, representing a 2% general partner interest, outstanding, and that the average distribution to each common unit is $0.60. The number of Class B units was calculated by dividing (x) the $978,016 received by the general partner in respect of its incentive distribution rights as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $0.60 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

	Quarterly	Common	General Partner Cash Distribution After Reset
	Distribution	Unitholders Cash		2% General	Incentive
	per Unit	Distributions		Partner	Distribution		Total
	After Reset	After Reset	Class B Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.60	$13,895,760	$978,016	$283,587	—	$1,261,603	$15,157,363
First Target Distribution	up to $0.69	—	—	—	—	—	—
Second Target Distribution	above $0.69 up to $0.75	—	—	—	—	—	—
Thereafter	above $0.75	—	—	—	—	—	—

		$13,895,760	$978,016	$283,587	—	$1,261,603	$15,157,363

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount”, until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly	Marginal Percentage
	Distribution per	Interest in Distributions
	Unit Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3875	98%	2%
First Target Distribution	up to $0.445625	98%	2%
Second Target Distribution	above $0.445625 up to $0.484375	85%	15%
Thereafter	above $0.484375	75%	25%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 75% being paid to the holders of units and 25% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	thereafter, 75% to all unitholders, pro rata, and 25% to our general partner.

The percentage interests set forth above for our general partner assumed that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we did not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses.  If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts.  Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows selected historical financial data of Quest Energy Partners Predecessor and pro forma financial data of Quest Energy Partners, L.P. as of and for the periods indicated. The selected historical financial data as of May 31, 2003 and 2004 and December 31, 2004, 2005 and 2006 and for the fiscal years ended May 31, 2003 and 2004, the seven months ended December 31, 2004 and the fiscal years ended December 31, 2005 and 2006 are derived from the audited financial statements of Quest Energy Partners Predecessor. The selected historical financial data as of May 31, 2002 and March 31, 2006 and 2007 and for the fiscal year ended May 31, 2002 and for the three months ended March 31, 2006 and 2007 are derived from the unaudited financial statements of Quest Energy Partners Predecessor. The historical financial statements of Quest Energy Partners Predecessor are comprised of our Parent’s assets, liabilities and operations located in the Cherokee Basin (other than its midstream assets), which our Parent will contribute to us at the completion of this offering.

The selected pro forma financial data for the year ended December 31, 2006 and as of and for the three months ended March 31, 2007 are derived from the unaudited pro forma financial statements of Quest Energy Partners, L.P. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on March 31, 2007, in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statement of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007. These transactions include:

•	our Parent’s transfer of the Partnership Properties to us;

•	our issuance of 472,645 general partner units and the incentive distribution rights to our general partner and 4,956,702 common units and 9,452,898 subordinated units to our Parent;

•	the sale by us of 8,750,000 common units to the public in this offering;

•	the payment by us of the underwriting discounts, structuring fee and other offering and transaction expenses;

•	the repayment of existing indebtedness of our Parent that is secured by the Partnership Properties with the proceeds of this offering, $75.0 million of borrowings under our new credit facility and borrowings under a new credit facility of our Parent; and

•	the execution by us of the midstream services agreement, management services agreement and omnibus agreement.

Quest Energy Partners Predecessor’s historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of our future results, due to its rapid growth through acquisitions and development of its properties and its entering into the midstream services agreement in December 2006.

You should read the following table in conjunction with “Summary — Formation Transactions and Partnership Structure”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the historical carve out financial statements of Quest Energy Partners Predecessor and the unaudited pro forma financial statements of Quest Energy Partners, L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

The following table includes Adjusted EBITDA, which is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to net income, its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Summary — Non-GAAP Financial Measures.”

									Quest Energy
									Partners, L.P.
	Quest Energy Partners Predecessor								Pro Forma
				Seven
				Months	Year
				Ended	Ended
											Three
							Three Months		Year		Months
							Ended		Ended		Ended
	Year Ended May 31,			December 31,			March 31,		December 31,		March 31,
	2002	2003	2004(1)	2004(1)	2005	2006	2006	2007	2006		2007
	(Unaudited)						(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
	(In thousands)

Statement of Operations Data:
Revenues:
Oil and gas sales	$1,699	$8,345	$28,147	$24,201	$44,565	$65,551	$18,479	$25,549	$65,551		$25,549
Other revenue/(expense)	144	(908)	(904)	37	387	(83)	(37)	(13)	(83)		(13)

Total revenues	1,843	7,437	27,243	24,238	44,952	65,468	18,442	25,536	65,468		25,536
Costs and expenses:
Oil and gas production	593	1,979	5,003	4,473	13,633	20,142	3,497	7,244	20,142		7,244
Transportation expense	441	644	1,869	4,112	7,793	18,344	2,019	6,344	26,742		6,344
General and administrative expenses	259	711	2,264	2,328	4,068	8,149	1,264	1,753	8,149		1,753
Provision for impairment of gas and oil properties	—	—	—	—	—	30,719	—	—	30,719		—
Depreciation, depletion and amortization	184	1,578	6,698	6,954	20,121	25,521	5,417	6,737	25,521		6,737

Total costs and expenses	1,477	4,912	15,834	17,867	45,615	102,875	12,197	22,078	111,273		22,078

Operating income (loss)	366	2,525	11,409	6,371	(663)	(37,407)	6,245	3,458	(45,805)		3,458

Other income (expense):
Change in derivative fair value	—	(4,867)	(2,013)	(1,487)	(4,668)	6,410	7,077	(464)	6,410		(464)
Gain (loss) on sale of assets	—	(3)	(6)	—	12	(7)	20	107	(7)		107
Interest expense, net	(106)	(438)	(6,403)	(7,702)	(19,873)	(16,545)	(2,673)	(6,794)	(18,137	)(2)	(13,425	)(2)

Total other expense	(106)	(5,308)	(8,422)	(9,189)	(24,529)	(10,142)	4,424	(7,151)	(11,734)		(13,782)

Net income (loss) before cumulative effect of accounting change	260	(2,783)	2,987	(2,818)	(25,192)	(47,549)	10,669	(3,693)	(57,539)		(10,324)
Cumulative effect of accounting change, net of tax	—	—	(28)	—	—	—	—	—	—		—

Net income (loss)	$260	$(2,783)	$2,959	$(2,818)	$(25,192)	$(47,549)	$10,669	$(3,693)	$(57,539)		$(10,324)

Balance Sheet Data (at period end):
Property, plant and equipment, net	$3,183	$18,397	$37,621	$159,096	$191,290	$249,549	$218,606	$264,697			$264,697
Total assets	3,987	23,264	149,651	178,332	217,650	290,384	254,807	299,413			298,622
Long-term debt	1,717	10,575	126,766	148,747	76,296	225,569	110,889	225,348			75,348
Partners’ capital	2,027	6,521	(1,730)	(3,877)	69,547	29,757	89,426	32,600			181,809
Other Financial Data:
Adjusted EBITDA	$500	$4,100	$18,107	$13,325	$19,458	$18,833	$11,662	$10,195	$10,435		$10,195
Capital expenditures	2,114	8,000	125,482	28,075	51,682	117,387	32,776	23,322
Net cash provided by (used in):
Operating activities	795	3,306	15,701	18,778	584	11,183	20,552	2,623
Investing activities	(2,114)	(8,397)	(125,482)	(28,075)	(51,645)	(117,194)	(32,670)	(22,400)
Financing activities	1,319	7,203	111,060	12,285	47,141	103,484	26,104	19,777

(1)	Quest Energy Partners Predecessor changed its fiscal year end from May 31 to December 31 effective as of January 1, 2005.

(2)	Includes $12.5 million and $12.1 million of write off of bank fees and prepayment premiums on a pro forma basis for the year ended December 31, 2006 and the twelve months ended March 31, 2007, respectively, associated with the repayment of our Parent’s credit facilities with the net proceeds of this offering and borrowings under our new credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical financial statements included elsewhere in this prospectus reflect the assets, liabilities and operations of Quest Energy Partners Predecessor, which is our predecessor. At the closing of the offering, the assets of our predecessor will be contributed to us by our Parent. The following discussion analyzes the financial condition and results of operations of Quest Energy Partners Predecessor. You should read the following discussion of the financial condition and results of operations for Quest Energy Partners Predecessor in conjunction with the historical financial statements and notes of Quest Energy Partners Predecessor and the unaudited pro forma financial statements for Quest Energy Partners, L.P. included elsewhere in this prospectus.

Overview

We are a growth-oriented Delaware limited partnership formed in July 2007 by our Parent to acquire, exploit and develop oil and natural gas properties. Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders at our initial distribution rate and, over time, to increase our quarterly cash distributions. Our operations are currently focused on the development of CBM in the Cherokee Basin.

Our Cherokee Basin properties had estimated net proved reserves at December 31, 2006 of 198.2 Bcfe, and we had a standardized measure of $268.1 million. At December 31, 2006, our estimated net proved reserves were approximately 99% CBM and 62% proved developed. We believe we are the largest CBM producer in the Cherokee Basin with an average net daily production of 41.4 MMcfe for the three months ended March 31, 2007. Our reserves are long-lived, with an average reserve-to-production ratio of 16.1 years as of December 31, 2006. Our typical Cherokee Basin CBM well has a predictable production profile and a standard economic life of approximately 15 years.

As of March 31, 2007, we were operating approximately 1,723 gross gas wells, of which approximately 90% were multi-seam wells, and 30 gross oil wells. As of December 31, 2006, we owned the development rights to approximately 510,000 net acres throughout the Cherokee Basin and had only developed approximately 46% of our acreage. For 2007, we have budgeted approximately $79.0 million to drill and complete an estimated 558 gross wells and recomplete an estimated 80 gross wells, as well as an additional $37.0 million for acreage, equipment and vehicle replacement and purchases and salt water disposal facilities. For the three months ended March 31, 2007, we have spent approximately $23.3 million, resulting in the connection of 113 gross wells and the recompletion of 9 gross wells. We expect to drill and connect 325 wells in 2008. As of December 31, 2006, our undeveloped acreage contained approximately 1,760 gross CBM drilling locations, of which 250 were classified as proved undeveloped. Over 99% of the CBM wells that have been drilled on our acreage to date have been successful. Our Cherokee Basin acreage is currently being developed utilizing primarily 160-acre spacing. However, several of our competitors are currently developing their CBM reserves in the Cherokee Basin on 80-acre spacing. We are currently conducting a pilot program to test the development of a portion of our acreage using 80-acre spacing. If our pilot project is successful, we could significantly increase the number of CBM drilling locations which are present on our acreage. None of our acreage or producing wells is associated with coal mining operations.

How We Evaluate Our Operations

We use a variety of financial and operational measures to assess our performance. Among these measures are the following:

•	volumes of gas and oil produced;

•	realized prices;

•	production and general and administrative expenses; and

•	Adjusted EBITDA.

Volumes of gas and oil produced — the Partnership Properties

The following table sets forth information regarding the Partnership Properties. The gas and oil production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells.

	Year	Seven Months
	Ended	Ended	Year Ended		Three Months Ended
	May 31,	December 31,			March 31,
	2004	2004	2005	2006	2006	2007

Net Production:
Gas (MMcf)	5,530	5,010	9,565	12,282	2,490	3,720
Oil (Bbls)	8,549	5,551	9,241	9,737	2,375	2,000
Gas equivalent (MMcfe)	5,580	5,050	9,620	12,341	2,504	3,729
Number of Producing Wells (at period end)	688	802	1,027	1,638	1,198	1,753

Production volumes for the Partnership Properties increased by 48.9% for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006. Production volumes for the Partnership Properties increased by 28.3% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. These increases were primarily due to the number of additional wells that have been connected over the past two years.

We face the challenge of gas production declines. As a given well produces gas, our total gas reserves are reduced. We attempt to overcome this natural decline both by drilling on our properties and acquiring additional reserves. Our ability to add reserves through drilling is dependent on our capital resources. Any delays in drilling, completion or connection to gathering lines of our new wells will negatively impact the rate of our production, which may have an adverse effect on our revenues and as a result, cash available for distribution. In accordance with our business plan, we intend to invest the capital necessary to maintain our production or operating capacity and our asset base over the long-term. As of December 31, 2006, we had identified 250 additional proved undeveloped drilling locations and approximately 1,510 other drilling locations on our leasehold acreage. Based on our existing identified drilling locations and assuming we drill approximately 325 of our identified drilling locations per year, we believe we will be able to maintain our current total production for approximately seven years.

Realized prices — the Partnership Properties

Factors Affecting the Price of Gas and Oil.  Gas and oil prices historically have been volatile and may fluctuate widely in the future. Gas prices have been extremely volatile over the past three years ranging from a low of $3.49 per Mcf to a high of $10.61 per Mcf. We believe that this trend has been significantly impacted by the level of hurricane activity in the summer and fall of each year, threats and existence of wars and terrorism in the Middle East, Africa and elsewhere, OPEC’s management of oil reserves (given the correlation between natural gas and oil) and growth in domestic natural gas demand. The currently high levels of natural gas in storage, resulting at least in part from relatively mild winters in 2005 and 2006 in the United States, have caused natural gas prices to decline from the higher levels prevailing during the later part of 2005. Sustained periods of low prices for gas or oil could materially and adversely affect our financial position, our results of operations, the quantities of gas and oil reserves that we can economically produce and our access to capital.

Derivative Transactions.  We seek to mitigate our exposure to volatility in commodity prices through our use of derivative contracts including fixed-price contracts comprised of energy swaps and collars. For 2007, we have fixed price swaps covering 13% of our estimated net gas production from proved developed producing reserves and collars covering 47% of our estimated net gas production from proved developed producing reserves. We also have collars covering 32% of our estimated net gas production from proved developed producing reserves in 2008. In addition, for 2009, we have fixed price swaps covering 43% of our estimated net gas production from proved developed producing reserves. By removing a significant portion of price volatility of our future gas production we have mitigated, but not eliminated, the potential effects of changing gas prices on our cash flows from operations for those periods. We sell the majority of our gas based on the Southern Star Central TX/KS/OK (“Southern Star”) first of month index, with the remainder sold on the daily price on the Southern Star index. All of our derivative contracts are based on the Southern Star first of month index, except for some of our older collar agreements covering approximately 3.6 Bcf of gas in 2007 (20% of our estimated net gas production from proved developed producing reserves) and 2.9 Bcf of gas in 2008 (11% of our estimated net gas production from proved developed producing reserves) that are based on NYMEX pricing. As a result, we are not exposed to basis differential risk, except for the NYMEX collars. We have entered into derivative contracts locking in the basis differential on approximately 50% of these NYMEX volumes at a weighted average rate of approximately $1.09 per Mcf. Prior to the completion of this offering, we intend to enter into additional hedges so that we will have hedges with respect to approximately 80% of our total estimated net production from proved developed producing reserves through the third quarter of 2010. For more information on our derivative contracts, please read “— Quantitative and Qualitative Disclosures about Market Risk.”

Oil and gas production and general and administrative expenses

In evaluating our production operations, we frequently monitor and assess our oil and gas production and general and administrative expenses per Mcfe produced. This measure allows us to better evaluate our operating efficiency and is used by us in reviewing the economic feasibility of a potential acquisition or development project.

Oil and gas production.  These expenses are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, dewatering and water disposal, production taxes and materials and supplies comprise the most significant portion of our operating expenses. Production expenses do not include general and administrative expenses. We monitor our production expenses per well to determine if any of our wells or properties should be shut-in, recompleted or sold. A majority of our operating cost components are variable and increase or decrease as the level of produced hydrocarbons increases or decreases. For example, we incur power costs in connection with various production related activities such as pumping to recover gas and oil and removing and disposing of water from coal seams to permit the recovery of gas. Certain items, however, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased expenses in periods during which they are performed.

Production taxes vary by state. Our production taxes are calculated as a percentage of our gas and oil wellhead revenues. In general, as prices and volumes increase, our production taxes increase, and as prices and volumes decrease, our production taxes decrease.

Kansas currently imposes a severance tax on the gross value of gas and oil produced from wells having an average daily production during a calendar month with a gross value of more than $87 per day. Kansas also imposes gas and oil conservation assessments per barrel of oil and per 1,000 cubic feet of gas produced. In general, gas and oil leases and gas and oil wells (producing or capable of producing), including all equipment associated with such leases and wells, are subject to an ad valorem property tax.

Oklahoma imposes a monthly gross production tax and excise tax based on the gross value of the gas and oil produced. Oklahoma also imposes an excise tax based on the gross value of gas and oil produced. All property used in the production of gas and oil is exempt from ad valorem taxation if gross production taxes are paid. Lastly, the rate of taxation of locally assessed property varies from county to county and is based on the fair cash value of personal property and the fair cash value of real property.

General and Administrative Expenses.  We intend to enter into a management services agreement with Quest Energy Service, LLC (a wholly-owned subsidiary of our Parent), which will carry out the directions of our general partner. Pursuant to this agreement, Quest Energy Service will provide us with legal, accounting, finance, tax, property management, engineering, risk management and acquisition services in respect of potential opportunities for us to acquire long-lived, stable and proved gas and oil reserves. Quest Energy Service will be reimbursed for its reasonable costs in providing services to us and will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf. For a description of the services that Quest Energy Service will provide to us and our obligation to reimburse Quest Energy Service for the costs it incurs in providing those services, please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Management Services Agreement.”

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) plus:

•	net interest expense;

•	depreciation, depletion and amortization expense;

•	gain (loss) on sale of assets;

•	provision for impairment of gas and oil properties;

•	write off of bank fees and payoff penalty;

•	cumulative effect of accounting change, net of tax; and

•	change in derivative fair value.

Adjusted EBITDA is a significant performance metric used by our management to indicate (prior to the establishment of any cash reserves by our general partner) the cash distributions we expect to pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Adjusted EBITDA is also a quantitative standard used throughout the investment community with respect to publicly-traded partnerships and limited liability companies.

Our Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Outlook

Gas prices have been volatile over the last three years. Rising prices contributed to an increase in our gas and oil sales in both 2004 compared to 2003 and 2005 compared to 2004. Gas prices spiked sharply in the fall of 2005 following the hurricanes in the United States in the fourth quarter of 2005 (peaking in November 2005 at $10.61 per Mcf) and thereafter declined to a low of $3.49 per Mcf in October 2006. Prices have recently increased; our average sales price in June 2007 was $6.92 per Mcfe. We anticipate a continued favorable commodity price environment for the remainder of 2007 and for 2008. Significant factors that will impact near-term gas prices include the following:

•	the domestic and foreign supply of gas;

•	the price and quantity of imports of foreign natural gas;

•	overall domestic and global economic conditions;

•	the consumption pattern of industrial consumers, electricity generators and residential users;

•	weather conditions;

•	the level of domestic natural gas inventories;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations;

•	proximity and capacity of gas pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

A substantial portion of our estimated gas production from our proved developed producing reserves is currently hedged through December 2009, and we intend to continue to enter into commodity derivative transactions to mitigate the impact of price volatility on our gas and oil revenues.

We believe that current gas prices will continue to cause relatively high levels of gas-related drilling in the United States as producers seek to increase their level of gas production. Although the number of gas wells drilled in the United States has increased overall in recent years, a corresponding increase in production has not been realized, primarily as a result of smaller discoveries and the decline in production from existing wells. We believe that an increase in United States drilling activity, additional sources of supply such as liquefied natural gas, and imports of natural gas will be required for the gas industry to meet the expected increased demand for, and to compensate for the slowing production of, gas in the United States.

Due to the expected continued high commodity price environment and related demand pressures, we anticipate drilling service and labor costs, as well as costs of equipment and raw materials, to remain at or exceed the levels experienced in 2006.

We expect to fund our 2007 and 2008 capital expenditures utilizing a combination of cash flow from operations, additional borrowings and/or the issuance of debt or equity. We also estimate that we will have sufficient cash flow from operations after funding maintenance capital expenditures, but not including expansion capital expenditures, to enable us to make our initial quarterly distribution to unitholders for each quarter for the twelve months ending September 30, 2008. Please read “— Liquidity and Capital Resources” below and “Our Cash Distribution Policy and Restrictions on Distributions.”

We intend to pursue acquisition opportunities, but expect to confront intense competition for these assets. We believe that our structure as a pass-through vehicle for tax purposes will allow us to have a lower cost of capital for acquisition opportunities than many of our taxable competitors.

Factors That Significantly Affect Comparability of Our Results

Our future results of operations and cash flows could differ materially from the historical results of Quest Energy Partners Predecessor due to a variety of factors, including the following:

Outstanding Indebtedness.  Quest Energy Partners Predecessor had significantly more indebtedness ($225.3 million as of March 31, 2007) than the $75.3 million of indebtedness that we will have at the closing of this offering. In addition, the average interest rate on the indebtedness of Quest Energy Partners Predecessor for the three months ended March 31, 2007 was 11.5% as compared to the anticipated interest rate at the closing of this offering under our new credit facility of     %.

Purchase of Derivatives.  For the fiscal year ended May 31, 2004, the seven months ended December 31, 2004 and the years ended December 31, 2005 and 2006, fixed-price contracts hedged approximately 83.0%, 85.0%, 89.0% and 61.0%, respectively, of our Parent’s gas production. We intend to enter into derivative contracts with respect to approximately 80% of our estimated proved developed producing production through the third quarter of 2010 in order to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in gas prices and interest rates. For 2007, we have fixed price swaps covering 13% of our estimated net gas production from proved developed reserves and collars covering 47% of our estimated net gas production from proved developed reserves. We also have collars covering 32% of our estimated net gas production from proved developed reserves in 2008. In addition, for 2009, we have fixed price swaps covering 43% of our estimated net gas production from proved developed reserves. By removing a significant portion of price volatility of our future gas production we have mitigated, but not eliminated, the potential effects of changing gas prices on our cash flows from operations for those periods.

Midstream Services Agreement.  Prior to the formation of Quest Midstream in December 2006, a wholly-owned subsidiary of our Parent provided us with gas gathering, treating, dehydration and compression services pursuant to a gas transportation agreement that was entered into in December 2003. Since these services were being provided by one wholly owned subsidiary of our Parent to another wholly-owned subsidiary, no amendments were made to this prior contract to reflect increases in the costs of providing these services. As part of the formation of Quest Midstream, our Parent and Quest Midstream entered into the midstream services agreement, which provided for negotiated fees for these services that were significantly higher than those that had been previously paid.

Under the midstream services agreement, Quest Midstream is paid $0.50 per MMBtu of gas for gathering, dehydration and treating services and $1.10 per MMBtu of gas for compression services, subject to annual adjustment based on changes in gas prices and the producer price index. Such fees will never be reduced below these initial rates and are subject to renegotiation upon the exercise of each five-year extension period. Under the terms of some of our gas leases, we may not be able to charge the full amount of these fees to royalty owners, which would increase the average fees per MMBtu that we effectively pay under the midstream services agreement. For more information about the midstream services agreement, please read “Business — Gas Gathering — Midstream Services Agreement.”

Results of Operations for Quest Energy Partners Predecessor

The discussion of the results of operations and period-to-period comparisons presented below covers the historical results of Quest Energy Partners Predecessor. As discussed above under “— Factors That Significantly Affect Comparability of Our Results”, Quest Energy Partners Predecessor’s historical results of operations and period-to-period comparisons of its results may not be indicative of our future results.

Three Months Ended March 31, 2007 and March 31, 2006

The following table presents Quest Energy Partners Predecessor’s gas and oil production, average gas and oil prices and average costs per Mcfe for the three months ended March 31, 2006 and 2007, respectively.

	Three Months Ended March 31,		Increase/
	2006	2007	(Decrease)

Production Data:
Total production (MMcfe)	2,504	3,729	1,225	48.9%
Average daily production (MMcfe/d)	27.8	41.4	13.6	48.9%
Average Sales Price per Unit (Mcfe):
Excluding hedges	$7.19	$6.58	$(0.61)	(8.5)%
Including hedges	4.20	6.85	2.65	63.1%
Average Unit Costs per Mcfe:
Production costs	$2.20	$3.64	$1.44	65.4%
Depreciation, depletion and amortization	2.16	1.81	(0.36)	(16.5)%
General and administrative expenses	0.50	0.47	(0.03)	(6.9)%

Revenues.  Total revenues were $25.5 million for the three months ended March 31, 2007 compared to $18.5 million for the three months ended March 31, 2006, an increase of $7.1 million, or 38.3%. Total revenues for the three months ended March 31, 2007 include a $1.0 million gain on settlements of gas hedges. The settlements were recorded against gas sales as those hedge contracts qualified for hedge accounting treatment during the quarter. The quarter ended March 31, 2006 includes a $7.4 million loss on settlement of gas hedges. The settlements were recorded in Other revenue/expense due to contracts not qualifying for hedge accounting treatment during the quarter. Other than the settlements on gas hedges, the increase in revenue for the three months ended March 31, 2007 was the result of a 48.9% increase in sales volumes that was achieved by the addition of more producing wells, which was partially offset by the natural decline in production from older gas wells and a decline in gas prices between periods.

The additional wells contributed to the production of 3,715,000 Mcf of net gas for the three months ended March 31, 2007, as compared to 2,490,000 net Mcf produced for the three months ended March 31, 2006. Our product prices on an equivalent basis (Mcfe) decreased from $7.19 Mcfe on average for the three months ended March 31, 2006 to $6.58 Mcfe on average for the three months ended March 31, 2007. For the three months ended March 31, 2007, the net product price, after accounting for the gain on hedging settlements of $1.0 million, averaged $6.85 Mcfe. For the three months ended March 31, 2006, the net product price, after accounting for the loss on hedge settlements of $7.4 million recorded in the change in derivative fair value, averaged $4.20 Mcfe.

Operating Expenses.  Oil and gas production costs were $7.2 million for the three months ended March 31, 2007 as compared to $3.5 million for the three months ended March 31, 2006, an increase of $3.7 million, or 107%. This increase was partially due to increased lease operating costs per Mcfe, inclusive of gross production and ad valorem taxes, which were $1.94 per Mcfe, for the three months ended March 31, 2007 as compared to $1.32 per Mcfe for the three months ended March 31, 2006. Production costs, excluding gross production and ad valorem taxes, were $1.41 per Mcfe for 2007 compared to $1.04 per Mcfe for the 2006 period. This increase was due to a number of factors, including: winter weather conditions resulting in a larger percentage of the field labor force being charged to operating expense as compared to capital expenditures, our increased development program, an increase in wage rates due to a tight labor market for skilled workers in the Cherokee Basin, an increase in well repairs, utilities and fuel costs due to the increase in the number of wells being operated, an increase in energy and raw material costs and an increase in property taxes due to both the increase in the number of properties that we own and an increase in property tax rates.

Transportation expense increased by approximately 214% from $2.0 million for the three months ended March 31, 2006 to $6.3 million for the three months ended March 31, 2007. Transportation expense per Mcf for the three months ended March 31, 2007 increased to $1.71 per Mcf as compared to $0.76 per Mcf for the three months ended March 31, 2006. This increase resulted from the midstream services agreement with Quest Midstream that became effective December 1, 2006.

For the three months ended March 31, 2007, depreciation, depletion and amortization increased to $6.7 million as compared to $5.4 million for the three months ended March 31, 2006. The increase in depreciation, depletion and amortization is a result of the increased number of producing wells developed and the higher volumes of gas and oil produced.

General and Administrative Expenses.  General and administrative expenses increased from $1.3 million for the three months ended March 31, 2006 to $1.8 million for the three months ended March 31, 2007, an increase of $0.5 million, or 39%. This increase resulted from a non-cash charge of approximately $0.3 million for amortization of stock awards. The remainder of the increase is due to an increase in staff personnel, as well as increased legal, accounting and professional fees related to the increased size and complexity of our operations.

Interest Expense.  Interest expense was $7.0 million for the three months ended March 31, 2007 compared to $2.8 million for the three months ended March 31, 2006, an increase of $4.2 million, or 148%. This increase was due to an increase in our outstanding borrowings related to equipment, development and leasehold expenditures and higher average interest rates.

Other Expense.  Other expense for the three months ended March 31, 2007 was $13,000 as compared to other expense of $37,000 for the three months ended March 31, 2006.

Change in Derivative Fair Value.  Change in derivative fair value was a non-cash loss of $464,000 for the three months ended March 31, 2007, which included a $1.0 million loss attributable to the change in fair value for certain derivatives that did not qualify as cash flow hedges pursuant to SFAS 133 and a gain of $572,000 relating to hedge ineffectiveness. Change in derivative fair value was a non-cash gain of $7.1 million for the three months ended March 31, 2006, which included a $6.0 million gain attributable to the change in fair value for certain derivatives that did not qualify as cash flow hedges pursuant to SFAS 133 and a gain of $1.1 million relating to hedge ineffectiveness. Amounts recorded in this caption represent non-cash gains and losses created by valuation changes in derivatives that are not entitled to receive hedge accounting. All amounts recorded in this caption are ultimately reversed in this caption over the respective contract term.

Years Ended December 31, 2006 and 2005

The following table presents Quest Energy Partners Predecessor’s gas and oil production, average gas and oil prices and average costs per Mcfe for the fiscal years ended December 31, 2005 and 2006, respectively.

	Year Ended December 31,		Increase/
	2005	2006	(Decrease)

Production Data:
Total production (MMcfe)	9,620	12,341	2,720	28.3%
Average daily production (MMcfe/d)	26.4	33.8	7.5	28.3%
Average Sales Price per Unit (Mcfe):
Excluding hedges	$7.45	$5.95	$(1.50)	(20.1)%
Including hedges	4.63	5.31	(0.68)	(14.7)%
Average Unit Costs per Mcfe:
Production costs	$2.23	$3.12	$0.89	40.0%
Depreciation, depletion and amortization	2.09	2.07	(0.02)	(1.1)%
General and administrative expenses	0.42	0.66	0.24	56.2%

Revenues.  Total revenues were $65.5 million for the year ended December 31, 2006 as compared to $45.0 million for the year ended December 31, 2005, an increase of $20.5 million, or 45.6%. The increase in natural gas and oil sales from $44.6 million for the year ended December 31, 2005 to $65.6 million for the year ended December 31, 2006 resulted from the additional wells completed during 2006. The additional wells completed contributed to the production of 12,282,142 Mcf of net gas for the year ended December 31, 2006, as compared to 9,565,000 net Mcf produced for the year ended December 31, 2005. Our product prices before hedge settlements on an equivalent basis (Mcfe) decreased from $7.45 Mcfe on average for the 2005 period to $5.95 Mcfe on average for the 2006 period. Accounting for hedge settlements, the product prices increased from $4.63 Mcfe on average for the 2005 period to $5.31 Mcfe on average for the 2006 period.

Other Revenue/(Expense).  Other expense for the year ended December 31, 2006 was $83,000 that resulted from an adjustment of overhead fees and pumper fees as compared to other revenue of $387,000 for the year ended December 31, 2005, that was primarily the result of an adjustment of overhead fees.

Operating Expenses.  Oil and gas production costs for the year ended December 31, 2006 were $20.1 million as compared to $13.6 million for the year ended December 31, 2005, an increase of $6.5 million, or 47.7%. Production costs, excluding gross production and ad valorem taxes, were $1.28 per Mcfe for 2006 compared to $0.98 for the year ended December 31, 2005. Production costs, inclusive of gross production and ad valorem taxes, were $1.63 per Mcfe for the 2006 period as compared to $1.42 per Mcfe for the year ended December 31, 2005 period, representing a 15% increase. This increase was a result of increased property taxes on wells in the State of Kansas, increased gross production taxes from increased production volumes, decreased field payroll allocated to capital expenditures and an increase in our treating program to reduce pump failures.

Transportation expense increased from $0.81 per Mcf for 2005 to $1.49 per Mcf for 2006. This increase resulted from increases in property tax and compression rental.

Depreciation, depletion and amortization costs increased to $25.5 million in 2006 from $20.1 million in 2005 as a result of the increased number of producing wells developed, the higher volumes of gas and oil produced and the resulting increased depletion rate.

General and Administrative Expenses.  General and administrative expenses increased by $4.1 million, or 100%, to $8.1 million for the year ended December 31, 2006 from $4.1 million in the year ended December 31, 2005 due to an increase in professional fees, travel expenses, increased staffing to support the higher levels of development and operational activity and the added resources to enhance our internal controls and financial reporting.

Interest Expense.  Interest expense decreased by $3.0 million, or 15%, to $16.9 million for the year ended December 31, 2006 from $19.9 million for the year ended December 31, 2005 (inclusive of a $4.3 million write-off of debt issue costs realized in connection with the refinancing of our credit facilities in 2005). Excluding the write-off of debt issue costs in 2005, the approximate $3.0 million increase in interest expense in 2006 was due to higher average outstanding borrowings, partially offset by lower average interest rates under our credit facilities that were entered into in November 2005.

Change in Derivative Fair Value.  Change in derivative fair value was a non-cash gain of $6.4 million for the year ended December 31, 2006, which included a net $2.0 million gain attributable to the change in fair value for certain derivative contracts that did not qualify as cash flow hedges pursuant to SFAS 133 and a gain of $4.4 million relating to hedge ineffectiveness. Change in derivative fair value was a non-cash net loss of $4.7 million for the year ended December 31, 2005, which included a $0.9 million net gain attributable to the change in fair value for certain cash flow hedges that did not meet the effectiveness guidelines of SFAS 133 for the period, a $103,000 net gain attributable to the reversal of contract fair value gains and losses recognized in earnings prior to actual settlement, and a loss of $5.7 million relating to hedge ineffectiveness. Amounts recorded in this caption represent non-cash gains and losses created by valuation changes in derivatives that are not entitled to receive hedge accounting. All amounts recorded in this caption are ultimately reversed in this caption over the respective contract term.

Impairment Charge.  In the year ended December 31, 2006 we recognized a $30.7 million provision for impairment of oil and gas properties from a full cost pool ceiling write-down, primarily as a result of declines in estimated reserves due to the prevailing market prices of oil and gas at the measurement date.

Years Ended December 31, 2005 and 2004

The following table presents Quest Energy Partners Predecessor’s gas and oil production, average gas and oil prices and average costs per Mcfe for the fiscal years ended December 31, 2004 and 2005, respectively.

	Year Ended December 31,		Increase/
	2004	2005	(Decrease)

Production Data:
Total production (MMcfe)	8,664	9,620	956	11.0%
Average daily production (MMcfe/d)	23.7	26.4	2.6	11.0%
Average Sales Price per Unit (Mcfe):
Excluding hedges	$5.63	$7.45	$1.82	32.3%
Including hedges	4.93	4.63	(0.30)	(6.1)%
Average Unit Costs per Mcfe:
Production costs	$1.53	$2.23	$0.70	45.6%
Depreciation, depletion and amortization	1.38	2.09	0.71	51.6%
General and administrative expenses	0.46	0.42	(0.04)	(8.1)%

Revenues.  Total revenues were $45.0 million for the year ended December 31, 2005 as compared to $44.6 million for the year ended December 31, 2004, an increase of $400,000, or 1%. The increase in natural gas and oil sales from $43.6 million for the year ended December 31, 2004 to $44.6 million for the year ended December 31, 2005 resulted from the additional wells acquired or completed during 2005. The additional wells completed contributed to the production of 9,565,000 Mcf of net gas for the year ended December 31, 2005, as compared to 8,607,000 net Mcf produced for the year ended December 31, 2004. Our product prices before hedge settlements on an equivalent basis (Mcfe) increased from $5.63 Mcfe on average for the year ended December 31, 2004 to $7.45 Mcfe on average for the year ended December 31, 2005. Accounting for hedge settlements, the product prices decreased from $4.93 Mcfe on average for the 2004 period to $4.63 Mcfe on average for the 2005 period, due to the significant basis differential that occurred in the market during our fourth quarter, resulting from the hurricanes in the United States.

Other revenue for the year ended December 31, 2005 was $0.4 million as compared to $1.0 million for the year ended December 31, 2004. Other revenue consists of the gain or loss on hedge settlements.

Operating Expenses.  Oil and gas production costs for the year ended December 31, 2005 were $13.6 million as compared to $6.2 million for the year ended December 31, 2004, an increase of $7.4 million, or 119%. Production costs, excluding gross production and ad valorem taxes, were $0.98 per Mcfe for the year ended December 31, 2005 compared to $0.78 for the year ended December 31, 2004. Production costs, inclusive of gross production and ad valorem taxes, were $1.42 per Mcfe for the year ended December 31, 2005 as compared to $1.10 per Mcfe for the year ended December 31, 2004, representing a 29% increase. This increase was primarily due to increased property taxes on wells in the State of Kansas, increased gross production taxes from product price increases and decreased field payroll allocated to capital expenditures due to the limited amount of capital expenditures that we could incur under our prior credit facility during the last half of year 2005.

Transportation costs remained constant at $0.81 per Mcf for each of the comparative periods.

Depreciation, depletion and amortization expenses increased to $20.1 million for the year ended December 31, 2005 from $11.9 million for the year ended December 31, 2004 as a result of the increased number of producing wells acquired and developed, the higher volumes of natural gas and oil produced and the resulting increased depletion rate and development costs.

General and Administrative Expenses.  General and administrative expenses increased $0.1 million, or 2.5%, to $4.1 million for the year ended December 31, 2005 from $4.0 million for the year ended December 31, 2004 due primarily to increased staffing in the fourth quarter to support higher levels of development and operational activity and the added resources to enhance our internal controls and financial reporting in anticipation of our having to comply with the requirement for an audit of our Parent’s internal control over financial reporting for the year ended December 31, 2006 required under the Sarbanes-Oxley Act of 2002.

Interest Expense.  Interest expense increased by $6.7 million, or 51%, to $19.9 million (inclusive of a $4.3 million write off of amortizing bank fees realized in connection with the refinancing of our credit facilities) for the year ended December 31, 2005 from $13.2 million for the year ended December 31, 2004. This increase was due to an increase in interest rates and in our outstanding borrowings.

Change in Derivative Fair Value.  Change in derivative fair value was a non-cash net loss of $4.7 million for the year ended December 31, 2005, which included a $879,000 net gain attributable to the change in fair value for certain cash flow hedges that did not meet the effectiveness guidelines of SFAS 133 for the period, a $103,000 net gain attributable to the reversal of contract fair value gains and losses recognized in earnings prior to actual settlement, and a loss of $5.7 million relating to hedge ineffectiveness. Change in derivative fair value was a non-cash net loss of $6.8 million for the year ended December 31, 2004, which included a $5.0 million net loss attributable to the change in fair value for certain cash flow hedges that did not meet the effectiveness guidelines of SFAS 133 for the period, a $1.4 million net gain attributable to the reversal of contract fair value gains and losses recognized in earnings prior to actual settlement, and a loss of $3.2 million relating to hedge ineffectiveness. Amounts recorded in this caption represent non-cash gains and losses created by valuation changes in derivatives that are not entitled to receive hedge accounting. All amounts recorded in this caption are ultimately reversed in this caption over the respective contract term.

Seven Months Ended December 31, 2004 and 2003

The following table presents Quest Energy Partners Predecessor’s gas and oil production, average gas and oil prices and average costs per Mcfe for the seven months ended December 31, 2003 and 2004, respectively.

	Seven Months Ended
	December 31,		Increase/
	2003	2004	(Decrease)

Production Data:
Total production (MMcfe)	1,830	5,050	3,220	176.0%
Average daily production (MMcfe/d)	8.6	23.7	15.1	176.0%
Average Sales Price per Unit (Mcfe):
Excluding hedges	$4.82	$5.77	$0.95	19.7%
Including hedges	4.08	4.79	0.71	17.4%
Average Unit Costs per Mcfe:
Production costs	$1.89	$1.71	$(0.18)	(9.5)%
Depreciation, depletion and amortization	0.97	1.38	0.41	42.3%
General and administrative expenses	0.30	0.46	0.16	53.3%

Revenues.  Total revenues were $24.2 million for the seven months ended December 31, 2004 compared to $6.9 million for the seven months ended December 31, 2003, an increase of $17.3 million, or 251%. This increase was achieved by a combination of the additional producing wells from the Devon acquisition in December 2003 and the Company’s aggressive new well development program that was in effect during the 2003 and 2004 fiscal years.

The increase in gas and oil sales from $8.7 million for the seven months ended December 31, 2003 to $24.2 million for the seven months ended December 31, 2004 resulted from the Devon asset acquisition and the additional wells acquired or completed during 2004. The Devon asset acquisition and the additional wells acquired or completed contributed to the production of 5,010,000 Mcf of net gas for the seven months ended December 31, 2004, as compared to 1,815,000 net Mcf produced for the seven months ended December 31, 2003. Our product prices before hedge settlements on an equivalent basis (Mcfe) increased from $4.82 Mcfe on average for the seven months ended December 31, 2003 to $5.74 Mcfe on average for the seven months ended December 31, 2004. Accounting for hedge settlements, the product prices increased from $4.08 Mcfe on average for the seven months ended December 31, 2003 to $4.79 Mcfe on average for the seven months ended December 31, 2004.

Other Revenue/(Expense).  Other revenue/(expense) for the seven months ended December 31, 2004 was $37,000 as compared to other expense of $1.9 million for the seven months ended December 31, 2003, resulting from recording the gain or loss on hedge settlements for the two comparative periods.

Operating Expenses.  Oil and gas production costs for the seven months ended December 31, 2004 were $4.5 million as compared to $1.1 million for the seven months ended December 31, 2003, an increase of $3.3 million, or 300%. This increase was partially due to increased oil and gas production costs per Mcfe, which were $0.89 per Mcfe for the seven months ended December 31, 2004 period as compared to $0.61 per Mcfe for the seven months ended December 31, 2003, a 46% increase. The increase in operating costs are due to the acquisition of assets from Devon and the number of wells acquired, completed and operated during the year.

Transportation expense for the seven months ended December 31, 2004 was $4.1 million ($0.82 per Mcf) as compared to $1.1 million ($0.65 per Mcf) for the seven months ended December 31, 2003, an increase of $3.0 million, or 273%.

Depreciation, depletion and amortization expenses was $7.0 million for the seven months ended December 31, 2004 as compared to $1.8 million for the prior period, an increase of 289%, due to the increased number of producing wells acquired and developed, the higher volumes of natural gas and oil produced and the higher cost of properties recorded by application of the purchase method of accounting to record the Devon asset acquisition.

General and Administrative Expenses.  General and administrative expenses increased by $1.7 million, or 283%, to $2.3 million for the seven months ended December 31, 2004 from $0.6 million for the seven months ended December 31, 2003 due primarily to the Devon asset acquisition, the increased staffing to support the higher levels of development and operational activity and the added resources to enhance our internal controls and financial reporting.

Interest Expense.  Interest expense increased by $6.8 million, or 756%, to $7.7 million for the seven months ended December 31, 2004 from $0.9 million for the seven months ended December 31, 2003. The increase was due to an increase in our outstanding borrowings related to the Devon acquisition and equipment, development and leasehold expenditures from our aggressive drilling and development program during the transition period.

Change in Derivative Fair Value.  Change in derivative fair value was a non-cash net loss of $1.5 million for the seven months ended December 1, 2004, which included a $269,000 net loss attributable to the change in fair value for certain cash flow hedges which did not meet the effectiveness guidelines of SFAS 133 for the period, a $565,000 net gain attributable to the reversal of contract fair value gains and losses recognized in earnings prior to actual settlement, and a loss of $1.8 million relating to hedge ineffectiveness. Change in derivative fair value was a non-cash net gain of $3.3 million for the seven months ended December 31, 2003, which was attributable to the change in fair value of cash flow hedges that did not meet the effectiveness guidelines of SFAS 133 for the period. Amounts recorded in this caption represent non-cash gains and losses created by valuation changes in derivatives that are not entitled to receive hedge accounting. All amounts recorded in this caption are ultimately reversed in this caption over the respective contract term.

Fiscal Years Ended May 31, 2004 and 2003

The following table presents Quest Energy Partners Predecessor’s gas and oil production, average gas and oil prices and average costs per Mcfe for the fiscal years ended May 31, 2003 and 2004, respectively.

	Year Ended May 31,		Increase/
	2003	2004	(Decrease)

Production Data:
Total production (MMcfe)	1,500	5,580	4,080	272.0%
Average daily production (MMcfe/d)	4.1	15.3	11.2	272.0%
Average Sales Price per Unit (Mcfe):
Excluding hedges	$5.33	$5.02	$(0.31)	(5.8)%
Inluding hedges	5.30	5.04	(0.26)	(4.9)%
Average Unit Costs per Mcfe:
Production costs	$1.75	$1.23	$(0.52)	(29.7)%
Depreciation, depletion and amortization	1.05	1.20	0.15	14.3%
General and administrative expenses	0.47	0.41	(0.06)	(12.8)%

Revenues.  Total revenues were $27.2 million for the fiscal year ended May 31, 2004 compared to $7.4 million for the fiscal year ended May 31, 2003, an increase of $19.8 million, or 266%. This increase was achieved by a combination of the additional producing wells from the Devon acquisition in December 2003, the Perkins/Willhite acquisition in June 2003, the STP Cherokee acquisition in November 2002 and our aggressive new well development program during both periods.

The increase in gas and oil sales from $8.3 million in the fiscal year ended May 31, 2003 to $28.1 million in the fiscal year ended May 31, 2004 resulted from the Devon, STP Cherokee and the Perkins/Willhite acquisitions and the additional wells acquired or completed during the 2004 fiscal year. The Devon, STP Cherokee and Perkins/Willhite acquisitions and the additional wells acquired or completed contributed to the production of 5,530,208 Mcf of net gas in the fiscal year ended May 31, 2004, as compared to 1,488,679 net Mcf produced in the fiscal year ended May 31, 2003. Our product prices on an equivalent basis (Mcfe) decreased from $5.30 Mcfe on average for the fiscal year ended May 31, 2003 to $5.04 Mcfe on average for the fiscal year ended May 31, 2004.

Operating Expenses.  Oil and gas production costs for the fiscal year ended May 31, 2004 were $5.0 million as compared to $2.0 million for the fiscal year ended May 31, 2003, an increase of $3.5 million, or 153%. Oil and gas production costs per Mcfe for the fiscal year ended May 31, 2004 were constant at $0.99 per Mcfe as compared to $0.99 per Mcfe for the fiscal year ended May 31, 2003. The increase in operating costs was due to the Devon, STP Cherokee and Perkins/Willhite acquisitions and the number of wells acquired, completed and operated during the year.

Transportation expense for the fiscal year ended May 31, 2004 totaled $1.9 million ($0.34 per Mcf) as compared to $0.6 million ($0.43 per Mcf) for the fiscal year ended May 31, 2003.

Depreciation, depletion and amortization expenses increased to $6.7 million from $1.6 million as a result of the increased number of producing wells acquired and developed, the higher volumes of natural gas and oil produced and the higher cost of properties recorded by application of the purchase method of accounting to record the Devon, STP Cherokee and Perkins/Willhite acquisitions.

General and Administrative Expenses.  General and administrative expenses increased by $1.6 million, or 218%, to $2.3 million in the fiscal year ended May 31, 2004 from $0.7 million in the fiscal year ended May 31, 2003 due primarily to the Devon, STP and Perkins/Willhite acquisitions, increased staffing to support the higher levels of development and operational activity and the added resources to enhance our internal controls and financial reporting.

Interest Expense.  Interest expense increased by $6.0 million to $6.4 million for the fiscal year ended May 31, 2004 from $0.5 million for the fiscal year May 31, 2003. The increase was due to the increase in our outstanding borrowings related to the Devon, STP and Perkins/Willhite acquisitions and equipment, development and leasehold expenditures and the expense of $1 million related to the refinancing of our credit facilities that were in place at the time of the Devon acquisition.

Other Expense.  Other expense for the fiscal year ended May 31, 2004 was $904,000 as compared to other expense of $908,000 for the fiscal year ended May 31, 2003, resulting from recording the loss on hedge settlements for the two comparative periods.

Change in Derivative Fair Value.  Change in derivative fair value was a non-cash net loss of $2.0 million for the fiscal year ended May 31, 2004, which included a $1.7 million net loss attributable to the change in fair value for certain cash flow hedges that did not meet the effectiveness guidelines of SFAS 133 for the fiscal year, a $888,000 net gain attributable to the reversal of contract fair value gains and losses recognized in earnings prior to actual settlement, and a loss of $1.2 million relating to hedge ineffectiveness. Change in derivative fair value was a non-cash net loss of $4.9 million for the year ended May 31, 2003, which was attributable to the change in fair value of cash flow hedges that did not meet the effectiveness guidelines of SFAS 133 for the year. Amounts recorded in this caption represent non-cash gains and losses created by valuation changes in derivatives which are not entitled to receive hedge accounting. All amounts recorded in this caption are ultimately reversed in this caption over the respective contract term.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are expected to be cash generated from our operations, amounts available under our anticipated credit facility described below and funds from future private and public equity and debt offerings.

Our partnership agreement requires that we distribute our available cash. In making cash distributions, our general partner will attempt to avoid large variations in the amount we distribute from quarter to quarter. In order to facilitate this, our partnership agreement permits our general partner to establish cash reserves to be used to pay distributions for any one or more of the next four quarters. In addition, our partnership agreement allows our general partner to borrow funds to make distributions.

Because of the seasonal nature of gas and oil, we may make short-term working capital borrowings in order to level out our distributions during the year. In addition, a substantial portion of our production is hedged. We are generally required to settle our commodity hedges on either the 5th or 25th day of each month. As is typical in the gas and oil and gas business, we do not generally receive the proceeds from the sale of the hedged production around the 25th day of the following month. As a result, when gas and oil prices increase and are above the prices fixed in our derivative contracts, we will be required to pay the hedge counterparty the difference between the fixed price in the hedge and the market price before we receive the proceeds from the sale of the hedged production. If this were to occur, we may make working capital borrowings to fund our distributions. Because we will distribute our available cash, we will not have those amounts available to reinvest in our business to increase our reserves and production. Because we will distribute a substantial portion of our cash flows rather than reinvest those cash flows in our business, we may not grow as quickly as other companies or at all.

Future Capital Expenditures

We plan to make substantial capital expenditures in the future for the acquisition, exploitation and development of gas and oil properties. During 2007, we intend to focus on drilling and completing an estimated 558 gross wells. We also currently intend to drill and complete approximately 325 gross wells during 2008. Management currently estimates that it will require for 2007 and 2008 capital investments of approximately $79.0 million and $53.9 million, respectively, to drill and complete these wells and recomplete an estimated 80 gross wells and $37.0 million and $29.0 million, respectively, for acreage, equipment and vehicle replacement and purchases and salt water disposal facilities.

Our predecessor’s capital expenditures have consisted primarily of, and we anticipate that our capital requirements will continue to consist of, the following:

•	maintenance capital expenditures, which are those capital expenditures required to maintain the current production levels over the long term of our gas and oil properties or to maintain the current operating capacity of our other capital assets; and

•	expansion capital expenditures, which are those capital expenditures that we expect will increase our production of our gas and oil properties over the long term or increase the current operating capacity of our other capital assets over the long term.

In estimating the minimum amount of Adjusted EBITDA that we must generate to pay our minimum quarterly distribution to our unitholders for the twelve months ending September 30, 2008, we have assumed that our capital expenditure budget for the twelve months ending September 30, 2008 will be approximately $91.4 million, consisting of approximately $26.0 million in maintenance capital expenditures and $65.4 million in expansion capital expenditures. We intend to finance future maintenance capital expenditures generally from cash flow from operations and expansion capital expenditures generally with borrowings under our new credit facility and/or the issuance of debt or equity.

In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we would reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through traditional reserve base borrowings, joint venture partnerships, production payment financings, asset sales, offerings of debt or equity securities or other means. We cannot assure you that needed capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness will be limited by covenants in our anticipated credit facility. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves.

Cash flows

Cash Flows from Operating Activities.  Net cash provided by operating activities totaled $2.6 million for the three months ended March 31, 2007 as compared to net cash provided by operations of $20.6 million for the three months ended March 31, 2006. This increase resulted from a change in derivative fair value, a decrease in restricted cash, an increase in accounts receivable and accounts payable and an increase in revenue payable and other receivables. Net cash provided by operating activities increased from $0.6 million for the year ended December 31, 2005 to $11.2 million for the year ended December 31, 2006 due primarily to an increase in sales volumes during 2006.

Cash Flows Used in Investing Activities.  Net cash used in investing activities totaled $22.4 million for the three months ended March 31, 2007 as compared to $32.7 million for the three months ended March 31, 2006. During the three months ended March 31, 2007, a total of approximately $23.3 million of capital expenditures was invested as follows: $18.3 million was invested in new natural gas wells and properties, $2.5 million in acquiring leasehold and $2.5 million in other additional capital items. Net cash used in investing activities totaled $118.9 million for the year ended December 31, 2006 as compared to $52.0 million for the year ended December 31, 2005.

Cash Flows from Financing Activities.  Net cash provided by financing activities totaled $19.8 million for the three months ended March 31, 2007 as compared to $26.1 million for the three months ended March 31, 2006. Net cash provided by financing activities totaled $103.5 million for the year ended December 31, 2006, which was an increase from $47.1 million for the year ended December 31, 2005, and related to the financing of capital expenditures.

Credit Facility

Description of Credit Facility.  At the closing of this offering, we will enter into a new  -year credit agreement for up to a $      million credit facility with a syndicate of financial institutions.

The credit facility will be available for general partnership purposes, including working capital, capital expenditures, distributions and repayment of indebtedness that is assumed in connection with acquisitions. We will borrow $75.0 million under our credit facility at the closing of this offering and, as a result, we will have approximately $      million of remaining borrowing capacity under the credit facility immediately after the closing. Please read “Use of Proceeds.”

Our obligations under the credit facility will be secured at all times by substantially all of our assets and all of the assets of our subsidiaries. We may prepay all advances at any time without penalty, subject to the reimbursement of lender breakage costs in the case of prepayment of LIBOR borrowings. Indebtedness under the credit facility will initially bear interest at     % per annum.

The credit agreement will prohibit us from making distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. We expect that the credit agreement will require us to maintain a leverage ratio (the ratio of our consolidated indebtedness to our consolidated EBITDA,

in each case as will be defined by the credit agreement) of not more than           to 1.00 and on a temporary basis for not more than two consecutive quarters following the consummation of certain acquisitions, not more than           to 1.00. We expect the credit agreement will require us to maintain an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as will be defined by the credit agreement) of not less than           to 1.00 determined as of the last day of each quarter for the four-quarter period ending on the date of determination.

In addition, the credit agreement will contain various covenants that may limit, among other things, our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of our assets, businesses and operations;

•	materially alter the character of our business; and

•	make acquisitions, investments and capital expenditures.

If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following could be an event of default under the credit agreement:

•	failure to pay any principal when due or any interest or fees within five business days of the due date;

•	failure to perform or otherwise comply with the covenants in the credit agreement;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure to pay debt;

•	a change of control; and

•	other customary defaults, including specified bankruptcy or insolvency events, the Employee Retirement Income Security Act of 1974, or ERISA, violations, and material judgment defaults.

Contractual Obligations

Future payments due on our contractual obligations as of March 31, 2007 are as follows:

	Total	2007	2008-2009	2010-2011	Thereafter
	(In thousands)

Quest Resource Corporation Term Notes(1)	$225,000	$—	$—	$150,000	$75,000
Revolver — Quest Resource Corporation(1)(2)	—	—	—	—	—
Asset retirement obligation	1,477	—	—	—	1,477
Drilling contractor	9,356	5,115	4,241	—	—
Notes payable	348	228	96	13	11
Lease obligations	815	185	403	202	25
Derivatives	16,535	10,457	6,078	—	—

Total	$253,531	$15,985	$10,818	$150,215	$76,513

(1)	Existing indebtedness will be repaid at closing with our new credit facility, the net proceeds of this offering and borrowings under our Parent’s new credit facility.

(2)	$50 million revolving credit facility of our Parent that matures on November 14, 2010. As of March 31, 2007, no amounts were borrowed under this facility.

In addition, we will enter into a management services agreement with Quest Energy Service upon completion of this offering, pursuant to which Quest Energy Service, through its affiliates and employees, will carry out the directions of our general partner and provide us with legal, accounting, finance, tax, property management, engineering and risk management services. Quest Energy Service may additionally provide us with acquisition services in respect of opportunities for us to acquire long-lived, stable and proved gas and oil reserves.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Other Long-Term Indebtedness

At March 31, 2007, $348,000 of notes payable to banks and finance companies were outstanding and are secured by equipment and vehicles, with payments due in monthly installments through October 2013 with interest ranging from 5.5% to 11.5% per annum.

Critical Accounting Policies and Estimates

Certain amounts included in or affecting our consolidated financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions that cannot be known with certainty at the time the financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities and our disclosure of contingent assets and liabilities at the date of our financial statements. We routinely evaluate these estimates, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In preparing our financial statements and related disclosures, we must use estimates in determining the economic useful lives of our assets, the fair values used to determine possible asset impairment charges, provisions for uncollectible accounts receivable, exposures under contractual indemnifications and various other recorded or disclosed amounts. However, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, which policies are discussed below. For additional information with respect to our accounting policies, please read “Note 3 — Summary of Significant Accounting Policies” to the consolidated audited financial statements included elsewhere in this prospectus.

Gas and Oil Properties

We follow the full cost method of accounting for gas and oil properties, prescribed by the SEC. Under the full cost method, all acquisition, exploration and development costs are capitalized. We capitalize internal costs including salaries and related fringe benefits of employees directly engaged in the acquisition, exploration and development of gas and oil properties, as well as other directly identifiable general and administrative costs associated with such activities.

All capitalized costs of gas and oil properties, including the estimated future costs to develop proved reserves, are amortized on the units-of-production method using estimates of proved reserves. Investments in unproved reserves and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonment of gas and oil properties is accounted for as an adjustment of capitalized costs; that is, the cost of abandoned properties is charged to the full cost pool and amortized.

The full cost method inherently relies on the estimation of proved reserves, both developed and undeveloped. The existence and the estimated amount of proved reserves affect, among other things, the amount and timing of costs depleted or amortized into income and the presentation of supplemental information on gas and oil producing activities. The expected future cash flows to be generated by natural gas and oil producing properties used in testing for impairment of such properties also rely in part on estimates of net recoverable quantities of gas and oil.

Our estimation of net recoverable quantities of gas and oil is a highly technical process. Independent gas and oil consultants have prepared the estimates of proved reserves of natural gas and crude oil that we have attributed to our net interest in gas and oil properties as of December 31, 2006.

Proved reserves are the estimated quantities of gas and oil that geologic and engineering data demonstrates with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively and negatively, as additional information becomes available and as contractual, economic and political conditions change.

Under the full cost method of accounting, the net book value of gas and oil properties subject to amortization, less related deferred income taxes, may not exceed a calculated “ceiling.” The ceiling limitation is the estimated after-tax future net revenues, discounted at 10% per annum, from proved gas and oil reserves, as adjusted for the present value of all future gas and oil hedges. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value of the full cost pool is compared to the ceiling on a quarterly basis. The excess, if any, of the net book value above the ceiling is required to be written off as an expense.

As of December 31, 2006, our net book value of oil and gas properties exceeded the ceiling. Accordingly, a provision for impairment was recognized in the fourth quarter of 2006 of $30.7 million. The provision for impairment is primarily attributable to declines in the prevailing market prices of oil and gas at the measurement date.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between the capitalized costs and proved reserves of gas and oil, in which case the gain or loss is recognized in income.

Accounting for Derivative Instruments and Hedging Activities

We seek to reduce our exposure to unfavorable changes in natural gas prices by utilizing energy swaps and collars (collectively, “fixed-price contracts”). We believe that these hedges are generally effective in realizing this objective. However, the accounting standards regarding hedge accounting are very complex, and even when we engage in hedging transactions that are effective economically, these transactions may not be considered effective for accounting purposes. Accordingly, our financial statements may reflect some volatility due to these hedges, even when there is no underlying economic impact at that point. Generally, the financial statement volatility arises from an accounting requirement to recognize changes in values of financial instruments while not concurrently recognizing the values of the underlying transactions being hedged.

In addition, it is not always possible for us to engage in a hedging transaction that completely mitigates our exposure to commodity prices. For example, when we purchase a commodity at one location and sell it at another, we may be unable to hedge completely our exposure to a differential in the price of the product between these two locations. Even when we cannot enter into a completely effective hedge, we often enter into derivative contracts that are not completely effective in those instances where we believe to do so would be better than not hedging at all. Our financial statements may reflect a gain or loss arising from an exposure to commodity prices for which we are unable to enter into a completely effective hedge.

We have adopted SFAS 133, as amended by SFAS 138, Accounting for Derivative Instruments and Hedging Activities, which contains accounting and reporting guidelines for derivative instruments and hedging activities. It requires that all derivative instruments be recognized as assets or liabilities in the statement of financial position, measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Designation is established at the inception of a derivative, but re-designation is permitted. For derivatives designated as cash flow hedges and meeting the effectiveness guidelines of SFAS 133, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings.

Pursuant to the provisions of SFAS 133, all hedging designations and the methodology for determining hedge ineffectiveness must be documented at the inception of the hedge, and, upon the initial adoption of the standard, hedging relationships must be designated anew. Based on the interpretation of these guidelines, the changes in fair value of all of our derivatives during the period from June 1, 2003 to December 22, 2003 were required to be reported in results of operations, rather than in other comprehensive income.

Although our fixed-price contracts may not qualify for special hedge accounting treatment from time to time under the specific guidelines of SFAS 133, we have continued to refer to these contracts in this document as hedges inasmuch as this was the intent when such contracts were executed, the characterization is consistent with the actual economic performance of the contracts, and we expected the contracts to continue to mitigate its commodity price risks in the future. The specific accounting for these contracts, however, is consistent with the requirements of SFAS 133. Please read “Note 14 — Derivatives” to the consolidated audited financial statements included elsewhere in this prospectus.

We have established the fair value of all derivative instruments using estimates determined by our counterparties and subsequently evaluated internally using established index prices and other sources. These values are based upon, among other things, futures prices, volatility, and time to maturity and credit risk. The values reported in the financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors.

Legal Matters.  We are subject to litigation and regulatory proceedings as a result of our business operations and transactions. We utilize internal personnel and external counsel in evaluating our potential exposure to adverse outcomes from orders, judgments or settlements. To the extent that actual outcomes differ from our estimates, or additional facts and circumstances cause us to revise our estimates, our earnings will be affected. We expense legal costs as incurred, and all recorded legal liabilities are revised as better information becomes available.

Environmental Matters.  With respect to our environmental exposure, we utilize both internal staff and external experts to assist us in identifying environmental issues and in estimating the costs and timing of remediation efforts. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued the following standards which the Company reviewed to determine the potential impact on our financial statements upon adoption.

In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006 and has no current applicability to the Company’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”), an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires (a) recognition of the funded status (measured as the difference between the fair value of the plan assets and the benefit obligation) of a benefit plan as an asset or liability in the employer’s statement of financial position, (b) measurement of the funded status as of the employer’s fiscal year-end with limited exceptions, and (c) recognition of changes in the funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS No. 158 has no current applicability to the Company’s financial statements.

In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), an amendment of FASB Statement No. 115. SFAS No. 159 addresses how companies should measure many financial instruments and certain other items at fair value. The objective is to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 159.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading. For additional information regarding our hedging activities, please read “Note 14 — Derivatives” to the consolidated audited financial statements included elsewhere in this prospectus.

Gas Hedging Activities

We seek to reduce our exposure to unfavorable changes in gas prices, which are subject to significant and often volatile fluctuation, through the use of fixed-price contracts. The fixed-price contracts are comprised of energy swaps and collars. These contracts allow us to predict with greater certainty the effective gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided in the contracts. However, we will not benefit from market prices that are higher than the fixed prices in the contracts for hedged production. Collar structures provide for participation in price increases and decreases to the extent of the ceiling and floor prices provided in those contracts. For the three months ended March 31, 2007 and 2006, fixed-price contracts hedged approximately 71.6% and 73.0%, respectively, of our gas production. As of March 31, 2007, fixed-price contracts are in place to hedge 17.5 Bcf of estimated future gas production. Of this total volume, 8.1 Bcf are hedged for 2007 and 9.4 Bcf thereafter.

For energy swap contracts, we receive a fixed price for the respective commodity and pay a floating market price, as defined in each contract (generally a regional spot market index or in some cases, NYMEX future prices), to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty. Natural gas collars contain a fixed floor price (put) and ceiling price (call) (generally a regional spot market index or in some cases, NYMEX future prices). If the market price of natural gas exceeds the call strike price or falls below the put strike price, then we receive the fixed price and pay the market price. If the market price of natural gas is between the call and the put strike price, then no payments are due from either party. The following table summarizes the estimated volumes, fixed prices, fixed-price sales and fair value attributable to the fixed-price contracts as of March 31, 2007.

	Nine Months
	Ending	Year Ending
	December 31,	December 31,
	2007	2008	Total
	(In thousands, except MMBtu data)

Natural Gas Swaps:
Contract volumes (MMBtu)	1,774,000	2,332,000	4,106,000
Weighted-average fixed price per MMBtu(1)	$7.20	$7.35	$7.29
Fixed-price sales	$12,769	$17,141	$29,910
Fair value, net	$(906)	$36	$(870)
Natural Gas Collars:
Contract volumes (MMBtu):
Floor	6,354,000	7,027,000	13,381,000
Ceiling	6,354,000	7,027,000	13,381,000
Weighted-average fixed price per MMBtu(1):
Floor	$6.63	$6.54	$6.58
Ceiling	$7.54	$7.53	$7.53
Fixed-price sales(2)	$42,109	$45,973	$88,082
Fair value, net	$(6,744)	$(3,390)	$(10,134)
Total Natural Gas Contracts:(3)
Contract volumes (MMBtu)	8,128,000	9,359,000	17,487,000
Weighted-average fixed price per MMBtu(1)	$6.75	$6.74	$6.75
Fixed-price sales(2)	$54,878	$63,114	$117,992
Fair value, net	$(7,650)	$(3,354)	$(11,004)

(1)	The prices to be realized for hedged production are expected to vary from the prices shown due to basis.

(2)	Assumes floor prices for gas collar volumes.

(3)	Does not include basis swaps with notional volumes by year, as follows: 2007: 1,368,750 MMBtu; 2008: 1,460,000 MMBtu.

The estimates of fair value of the fixed-price contracts are computed based on the difference between the prices provided by the fixed-price contracts and forward market prices as of the specified date, as adjusted for basis. Forward market prices for gas are dependent upon supply and demand factors in such forward market and are subject to significant volatility. The fair value estimates shown above are subject to change as forward market prices and basis change.

All fixed-price contracts have been approved by our board of directors. The differential between the fixed price and the floating price for each contract settlement period multiplied by the associated contract volume is the contract profit or loss. For fixed-price contracts qualifying as cash flow hedges pursuant to SFAS 133, the realized contract profit or loss is included in oil and gas sales in the period for which the underlying production was hedged. For the three months ended March 31, 2007 and 2006, oil and gas sales included $996,000 and $0, respectively, of net losses associated with realized losses under fixed-price contracts.

For contracts that did not qualify as cash flow hedges, the realized contract profit and loss is included in other revenue and expense in the period for which the underlying production was hedged. For the three months ended March 31, 2007 and 2006, other revenue and expense included $0 and $7.4 million, respectively, of net losses associated with realized losses under fixed-price contracts.

For fixed-price contracts qualifying as cash flow hedges, changes in fair value for volumes not yet settled are shown as adjustments to other comprehensive income. For those contracts not qualifying as cash flow hedges, changes in fair value for volumes not yet settled are recognized in change in derivative fair value in the statement of operations. The fair value of all fixed-price contracts are recorded as assets or liabilities in the balance sheet.

Based upon market prices at March 31, 2007, the estimated amount of unrealized gains for fixed-price contracts shown as adjustments to other comprehensive income that are expected to be reclassified into earnings as actual contract cash settlements are realized within the next 12 months is $7.7 million.

Interest Rate Hedging Activities

We will be exposed to market risk due to variable interest rates under the credit facility that we will enter into prior to the closing of this offering. Prior to the closing of this offering, we will enter into a $      million credit facility and borrow $75.0 million under that facility. All such borrowings will bear interest at floating rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available for capital investment, operations or distributions to our unitholders. Additionally, if domestic interest rates continue to increase, the interest rates on any of our future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly.

Credit Risk

Energy swaps and collars and interest rate swaps and caps provide for a net settlement due to or from the respective party as discussed previously. The counterparties to the derivative contracts are a financial institution and a major energy corporation. Should a counterparty default on a contract, there can be no assurance that we would be able to enter into a new contract with a third party on terms comparable to the original contract. We have not experienced non-performance by its counterparties.

Cancellation or termination of a fixed-price contract would subject a greater portion of our gas production to market prices, which, in a low price environment, could have an adverse effect on its future operating results. Cancellation or termination of an interest rate swap or cap would subject a greater portion of our long-term debt to market interest rates, which, in an inflationary environment, could have an adverse effect on its future net income. In addition, the associated carrying value of the derivative contract would be removed from the balance sheet.

Market Risk

The differential between the floating price paid under each energy swap or collar contract and the price received at the wellhead for our production is termed “basis” and is the result of differences in location, quality, contract terms, timing and other variables. For instance, some of our fixed price contracts are tied to commodity prices on the New York Mercantile Exchange (“NYMEX”), that is, we receive the fixed price amount stated in the contract and pay to our counterparty the current market price for gas as listed on the NYMEX. However, due to the geographic location of our gas assets and the cost of transporting the gas to another market, the amount that we receive when we actually sell our gas is based on the Southern Star first of month index, with a small portion being sold based on the daily price on the Southern Star index. The difference between gas prices on the NYMEX and the price actually received by us is referred to as a basis differential. Typically, the price for gas on the Southern Star first of month index is less than the price on the NYMEX due to the more limited demand for gas on the Southern Star first of month index.

The effective price realizations that result from the fixed-price contracts are affected by movements in this basis differential. Basis movements can result from a number of variables, including regional supply and demand factors, changes in the portfolio of our fixed-price contracts and the composition of its producing property base. Basis movements are generally considerably less than the price movements affecting the underlying commodity, but their effect can be significant. Recently, the basis differential has been increasingly volatile and has on occasion resulted in the Predecessor receiving a net price for its natural gas that is significantly below the price stated in the fixed price contract.

Changes in future gains and losses to be realized in gas and oil sales upon cash settlements of fixed-price contracts as a result of changes in market prices for gas are expected to be offset by changes in the price received for hedged gas production.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed in July 2007 by our Parent to acquire, exploit and develop oil and natural gas properties. Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders at our initial distribution rate and, over time, to increase our quarterly cash distributions. Our operations are currently focused on the development of CBM in the Cherokee Basin. In addition to our producing properties, we have a significant inventory of potential drilling locations and acreage in the Cherokee Basin that we believe will allow us to grow our reserves and production over time.

As of December 31, 2006, we had 198.2 Bcfe of estimated net proved reserves, of which approximately 99% were CBM and 62% were proved developed. We operate over 99% of our existing wells, with an average net working interest of 99% and an average net revenue interest of approximately 82%. We believe we are the largest CBM producer in the Cherokee Basin with an average net daily production of 41.4 MMcfe for the three months ended March 31, 2007. Our estimated net proved reserves at December 31, 2006 had estimated future net revenues discounted at 10%, which we refer to as the “standardized measure”, of $268.1 million. Our reserves are long-lived, with an average reserve-to-production ratio of 16.1 years as of December 31, 2006. Our typical Cherokee Basin CBM well has a predictable production profile and a standard economic life of approximately 15 years.

Prior to the completion of this offering, we intend to enter into derivative contracts with respect to approximately 80% of our estimated net production from proved developed producing reserves through the third quarter of 2010. We also intend to diversify our operations by pursuing accretive acquisitions of conventional and unconventional gas and oil assets outside the Cherokee Basin. Even if we do not make additional acquisitions, we believe that our multi-year inventory of additional development and drilling locations on our undeveloped acreage gives us the opportunity to maintain and increase our proved reserves and average net daily production.

As of March 31, 2007, we were operating approximately 1,723 gross gas wells, of which approximately 90% were multi-seam wells, and 30 gross oil wells. As of December 31, 2006, we owned the development rights to approximately 510,000 net acres throughout the Cherokee Basin and had only developed approximately 46% of our acreage. For 2007, we have budgeted approximately $79.0 million to drill and complete an estimated 558 gross wells and recomplete an estimated 80 gross wells, as well as an additional $37.0 million for acreage, equipment and vehicle replacement and purchases and salt water disposal facilities. For the three months ended March 31, 2007, we have spent approximately $23.3 million, resulting in the connection of 113 gross wells and the recompletion of 9 gross wells. We expect to drill and connect 325 wells in 2008. Our recompletions generally consist of converting wells that were originally completed with single seam completions into multi-seam completions, which allows us to produce additional gas from different levels. As of December 31, 2006, our undeveloped acreage contained approximately 1,760 gross CBM drilling locations, of which 250 were classified as proved undeveloped. Over 99% of the CBM wells that have been drilled on our acreage to date have been successful. Our Cherokee Basin acreage is currently being developed utilizing primarily 160-acre spacing. However, several of our competitors are currently developing their CBM reserves in the Cherokee Basin on 80-acre spacing. We are currently conducting a pilot program to test the development of a portion of our acreage using 80-acre spacing. If our pilot project is successful, we could significantly increase the number of CBM drilling locations which are present on our acreage. None of our acreage or producing wells is associated with coal mining operations.

Business Strategies

Our primary business objective is to make quarterly cash distributions to our unitholders at our initial distribution rate, and over time increase our quarterly cash distributions. Our strategy for achieving this objective is to:

•	Increase reserves and production through executing what we believe to be a low-risk development and exploitation drilling program. We plan to grow our proved reserves through internal development and exploitation activities of our Cherokee Basin CBM properties. We have identified approximately 1,760 gross CBM drilling locations on our undeveloped acreage, of which 250 were classified as proved undeveloped as of December 31, 2006. Since the beginning of 2005, we have spent in excess of $6.1 million re-entering and recompleting over 335 gross wells that were originally completed using single-seam completions into multi-seam completions. We estimate that there are approximately 170 additional single-to-multi seam re-entries which we intend to complete over the next 24 months. Additionally, we are currently conducting a pilot program to test the development of a portion of our acreage using 80-acre spacing. If successful, we potentially could increase significantly the number of CBM drilling locations which are present on our acreage. Based upon current drilling and completion costs and expected increases in the same, we have currently budgeted approximately $79.0 million in calendar year 2007 to drill and complete an estimated 558 gross CBM wells and recomplete an estimated 80 gross wells in the Cherokee Basin.

•	Make accretive acquisitions of conventional and unconventional gas and oil properties characterized by a high percentage of proved developed producing reserves with long-lived, stable production and development opportunities whereby we can apply our management’s knowledge and expertise. We seek to acquire long-lived properties with a high percentage of proved developed producing reserves, stable production and reserve exploitation potential. Proved developed producing reserves tend to be the lowest risk category for gas and oil production, providing immediate cash flow and more predictable future production. Long-lived reserves typically exhibit more sustainable production profiles, thereby better enabling us to grow reserves and production and increasing the likelihood that acquired assets will benefit from future advances in reservoir science and technology. Although our current assets are located in the Cherokee Basin, we intend to assess our opportunities in other producing basins within the United States.

•	Reduce the volatility in our revenues resulting from changes in gas and oil commodity prices through hedging. We enter into derivative contracts with unaffiliated third parties to mitigate the impact of gas price volatility on our cash flow from operations. We intend to enter into derivative contracts with respect to approximately 80% of our estimated net production from proved developed producing reserves through the third quarter of 2010. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

•	Maintain a low cost and efficient operating and production operation. We believe our significant reserve potential in our Cherokee Basin operating area, our technical expertise with unconventional reserves and high drilling success have allowed us to achieve low finding and development costs. From January 1, 2004 through March 31, 2007, we have invested approximately $185 million to drill and complete over 1,148 gross CBM wells and recomplete 377 gross CBM wells in the Cherokee Basin.

•	Control our operations and limit our reliance on third party contractors with respect to the completion, stimulation and connection of our wells. We own, on average, a 99% working interest in all of our currently undeveloped leasehold acreage, and an average 99% working interest in all of our leasehold acreage that is held by production, in the Cherokee Basin. We have historically, and it is our intention to continue, to have our employees and those of our general partner and its affiliates control and physically conduct the completion and stimulation operations for wells we drill in the Cherokee Basin. In addition, our affiliate Quest Midstream owns and operates all of the compression, gas gathering and related facilities for our Cherokee Basin properties and is responsible for gas gathering connection operations for these properties. We believe that by limiting our reliance on third party contractors with respect to the completion, stimulation and connection of our wells, that we are better able to control costs and decisions with respect to the timing, development and operations of our Cherokee Basin properties.

Competitive Strengths

We believe that the following competitive strengths will allow us to achieve our objectives of generating and growing available cash for distribution:

•	High quality asset base characterized by stable, long-lived production with an average reserve-to-production ratio of 16.1 years as of December 31, 2006. Our properties have a long reserve-to-production ratio, with predictable decline rates. Based on our estimated net proved reserves as of December 31, 2006 divided by our production for 2006, our properties’ average reserve-to-production ratio was 16.1 years. In addition, the standard economic life of our typical Cherokee Basin well is approximately 15 years. Over 99% of the CBM wells that have been drilled on our acreage to date have been successful. In addition, the coal seams from which we produce CBM are notable for their consistent thickness and gas content, resulting in a relatively predictable production profile for our wells.

•	Extensive drilling inventory. As of December 31, 2006, we had approximately 1,760 identified drilling locations, of which 250 were classified as proved undeveloped, and approximately 268,295 net undeveloped acres. As a result, we have a multi-year inventory of drilling and development locations with which to maintain and increase our proved reserves and average net daily production. We use certain data available from the drilling records of the over 100,000 well bores that have penetrated the Cherokee Basin since the 1920s to help us determine the aerial extent, thickness and relative permeability of the coal seams we target for development, which greatly reduces our dry hole risk.

•	Operational, acquisition evaluation, risk management and technical support from our Parent. Pursuant to the management services agreement, a subsidiary of our Parent will provide us with legal, accounting, finance, tax, property management, engineering, risk management and acquisition services related to identifying, evaluating and completing acquisitions.

•	Experienced and knowledgeable management team. Key members of our executive management and technical team have been developing CBM in the Cherokee Basin since 1995 and have spent several years conducting technical research on historical data related to the development of the Cherokee Basin. Using our extensive expertise in Cherokee Basin geology, we believe we have determined where the most attractive opportunities for CBM development exist within the basin. In addition, our general partner’s executive officers have an average of over 20 years of experience in the oil and natural gas industry, with extensive experience working with a wide variety of oil and gas assets outside the Cherokee Basin. Our general partner’s executive officers have worked with conventional gas assets in areas including Texas, Louisiana, the Rocky Mountains, the Mid-continent region, the Gulf Coast region and offshore in the Gulf of Mexico and with unconventional assets in areas including the Arkoma, Black Warrior, Raton, Puget and Powder River basins.

Our Relationship with our Parent

One of our principal attributes is our relationship with our Parent, which is an independent energy company engaged in the exploration, development and production of gas and oil and related midstream activities. Upon completion of this offering, our Parent will control us through its ownership of our general partner, which owns a 2% general partner interest in us as well as incentive distribution rights. Our Parent will also own 4,956,702 common units and 9,452,898 subordinated units representing an aggregate 61.0% limited partner interest in us.

While our relationship with our Parent may benefit us, it is also a source of potential conflicts of interest. At the closing of this offering, we and our Parent will enter into an omnibus agreement. The omnibus agreement contains limited non-compete, expense reimbursement and indemnification provisions. Please read “Conflicts of Interest and Fiduciary Duties.”

Exploitation and Exploration Activities.  Upon completion of the formation transactions described in this prospectus, substantially all of our Parent’s existing gas and oil properties will be contributed to us. Our Parent will continue to own approximately 14,000 net undeveloped acres located in the States of Texas, New Mexico and Pennsylvania. Part of our Parent’s strategy is to acquire additional acreage in areas without proved gas and oil reserves and to conduct exploration activities on its existing properties and any other properties acquired in the future. Our Parent currently intends to focus its exploration activities on areas with potential for producing unconventional gas.

In the event that our Parent is successful in developing additional proved reserves, it intends to use us as the primary entity for its exploitation and development activities. As a result, we believe that we may have opportunities to acquire from our Parent any of these gas or oil properties with additional proved reserves that are appropriate to our structure and strategy as a master limited partnership. In addition, opportunities may arise to acquire a package of gas or oil properties, only some of which have proved reserves. In those cases, we anticipate that we and our Parent could work together to acquire all of the properties with our Parent acquiring those properties on which further exploration activities are required while we would acquire those properties that are suitable for exploitation and development activity. We believe our Parent will have a strong incentive to contribute or sell additional assets to us, and to team with us to acquire properties jointly, due to its significant ownership of limited and general partner interests in us. However, our Parent has no obligation to do so and may elect to acquire or dispose of gas and oil properties in the future without offering us the opportunity to purchase or participate in the acquisition of those assets. Our Parent has retained such flexibility because it believes it is in the best interests of its shareholders to do so. We cannot say with any certainty which, if any, opportunities to acquire assets from our Parent may be made available to us or if we will choose to pursue any such opportunity. Moreover, our Parent and its subsidiaries are not prohibited from competing with us outside the Cherokee Basin.

Description of our Properties and Projects

We produce CBM gas out of our properties located in the Cherokee Basin.

Cherokee Basin.  The Cherokee Basin is located in southeastern Kansas and northeastern Oklahoma. Geologically, it is situated between the Forest City Basin to the north, the Arkoma Basin to the south, the Ozark Dome to the east and the Nemaha Ridge to the west. The Cherokee Basin is a mature producing area with respect to conventional reservoirs such as the Bartlesville sandstones and the Mississippian limestones, which were developed beginning in the early 1900s.

The Cherokee Basin is part of the Western Interior Coal Region of the central United States. The coal seams we target for development are found at depths of 300 to 1,400 feet. The principal formations we target include the Mulky, Weir-Pittsburgh and the Riverton. These coal seams are blanket type deposits, which extend across large areas of the basin. Each of these seams generally range from two to five feet thick. Additional minor coal seams such as the Summit, Bevier, Fleming and Rowe are found at varying locations throughout the basin. These seams range in thickness from one to two feet.

Characteristics of Coal Bed Methane.  The rock containing gas, referred to as “source rock”, is usually different from reservoir rock, which is the rock through which the gas is produced, while, in CBM, the coal seam serves as both the source rock and the reservoir rock. The storage mechanism is also different. Gas is stored in the pore or void space of the rock in conventional gas, but in CBM, most, and frequently all, of the gas is stored by adsorption. This adsorption allows large quantities of gas to be stored at relatively low pressures. A unique characteristic of CBM is that the gas flow can be increased by reducing the reservoir pressure. Frequently, the coal bed pore space, which is in the form of cleats or fractures, is filled with water. The reservoir pressure is reduced by pumping out the water, releasing the methane from the molecular structure, which allows the methane to flow through the cleat structure to the well bore. Because of the necessity to remove water and reduce the pressure within the coal seam, CBM, unlike conventional hydrocarbons, often will not show immediately on initial production testing. Coalbed formations typically require extensive dewatering and depressuring before desorption can occur and the methane begins to flow at commercial rates. Our Cherokee Basin CBM properties typically dewater for a period of 12 months before peak production rates are achieved.

CBM and conventional gas both have methane as their major component. While conventional gas often has more complex hydrocarbon gases, CBM rarely has more than 2% of the more complex hydrocarbons. Once coalbed methane has been produced, it is gathered, transported, marketed and priced in the same manner as conventional gas. The CBM produced from our Cherokee Basin properties has an MMBtu content of approximately 970 MMBtu, compared to conventional natural gas hydrocarbon production which can typically vary from 1,050-1,300 MMBtus.

The content of gas within a coal seam is measured through gas desorption testing. The ability to flow gas and water to the well bore in a CBM well is determined by the fracture or cleat network in the coal. While, at shallow depths of less than 500 feet, these fractures are sometimes open enough to produce the fluids naturally, at greater depths the networks are progressively squeezed shut, reducing the ability to flow. It is necessary to provide other avenues of flow such as hydraulically fracturing the coal seam. By pumping fluids at high pressure, fractures are opened in the coal and a slurry of fluid and sand is pumped into the fractures so that the fractures remain open after the release of pressure, thereby enhancing the flow of both water and gas to allow the economic production of gas.

Projects.  Historically, we have developed our CBM reserves in the Cherokee Basin on 160-acre spacing. However, we are beginning to develop some test wells on 80-acre spacing. Our wells generally reach total depth in 1.5 days and our average cost for 2006 to drill and complete a well, excluding the related pipeline infrastructure was approximately $114,000. For the three months ended March 31, 2007, our average cost for drilling and completing a well was approximately $135,000. We perforate and frac the multiple coal seams present in each well. Our typical Cherokee Basin multi-seam CBM well has net reserves of 130 MMcf. Our general production profile for a CBM well averages an initial 15-20 Mcf/d (net), steadily rising for the first twelve months while water is pumped off and the formation pressure is lowered. A period of relatively flat production of 55-60 Mcf/d (net) follows the initial dewatering period for a period of approximately twelve months. After 24 months, production begins to decline. The standard economic life is approximately 15 years. Our completed wells rely on very basic industry technology.

Our development activities in the Cherokee Basin also include an active program to recomplete CBM wells that produce from a single coal seam to wells that produce from multiple coal seams. During the year ended December 31, 2006, we recompleted approximately 120 wellbores in Kansas and an additional five wellbores in Oklahoma and we had an additional 150 wellbores awaiting recompletion to multi-seam producers. The recompletion strategy is to add four to five additional pay zones to each wellbore, in a two-stage process at an average cost of approximately $20,000 per well. Adding new zones to a well has a brief negative effect on production by first taking the well offline to perform the work and then by introducing a second dewatering phase of the newly completed formations. However, in the long term, we believe the impact of the multi-seam recompletions will be positive as a result of an increase in the rate of production and the ultimate recoverable reserves available per well.

Wells are equipped with small pumping units to facilitate the dewatering of the producing coal seams. Generally, upon initial production, a single coal seam will produce 50-60 Bbls of water per day. A multi-seam completion produces about 150 Bbls of water per day. Eventually, water production subsides to 30-50 Bbls per day. Produced water is disposed through injection wells we drill into the underlying Arbuckle formation. One disposal well will generally handle the water produced from 25 producing wells.

Gas and Oil Data

Estimated Net Proved Reserves.  The following table presents our estimated net proved gas and oil reserves relating to the Partnership Properties as of the dates presented based on our Parent’s reserve reports as of the dates listed below. The data was prepared by the petroleum engineering firm Cawley, Gillespie & Associates, Inc. in Ft. Worth, Texas. Our Parent filed estimates of its gas and oil reserves for the calendar years 2004, 2005 and 2006 with the Energy Information Administration of the U.S. Department of Energy on Form EIA-23. The data on Form EIA-23 was presented on a different basis, and included 100% of the gas and oil volumes from our operated properties only, regardless of net interest. The difference between the gas and oil reserves reported on Form EIA-23 and those reported in this table exceeds 5%. The standardized measure values shown in the table are not intended to represent the current market value of our estimated gas and oil reserves.

	May 31,	December 31,
	2004	2004	2005	2006

Proved reserves:
Gas (Mcf)	133,576,200	149,843,900	134,319,000	198,040,000
Oil (Bbls)	57,105	47,834	32,269	32,272
Total (Mcfe)	133,918,830	150,130,904	134,512,614	198,233,632
Proved developed gas reserves (Mcf)	62,558,900	81,467,300	71,638,215	122,390,360
Proved undeveloped gas reserves (Mcf)	71,017,300	68,376,600	62,681,000	75,649,640
Proved developed oil reserves (Bbls)(1)	57,105	47,834	32,269	32,272
Proved developed reserves as a percentage of total proved reserves	47.0%	54.5%	53.4%	61.8%
Standardized measure (in thousands)(2)	$318,356	$401,101	$482,545	$268,072

(1)	Although we have proved undeveloped oil reserves, they are insignificant, so no effort was made to calculate such reserves.

(2)	Standardized measure is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenues. Our standardized measure does not reflect any future income tax expenses because we are not subject to income taxes. Standardized measure does not give effect to derivative transactions. For a description of our derivative transactions, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.” The standardized measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by FASB pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

The data in the table above represents estimates only. Gas and oil reserve engineering is inherently a subjective process of estimating underground accumulations of gas and oil that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of gas and oil that are ultimately recovered. Please read “Risk Factors.”

Production Volumes, Sales Prices and Production Costs.  The following table sets forth information regarding the Partnership Properties. The gas and oil production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells.

	Year	Seven Months	Year		Three Months
	Ended	Ended	Ended		Ended
	May 31,	December 31,			March 31,
	2004	2004	2005	2006	2007

Net Production:
Gas (MMcf)	5,530	5,010	9,565	12,282	3,720
Oil (Bbls)	8,549	5,551	9,241	9,737	2,000
Gas equivalent (MMcfe)	5,580	5,050	9,620	12,341	3,729
Gas and Oil Sales ($ in thousands):
Gas sales	$27,694	$28,864	$71,137	$72,865	$24,440
Gas derivatives — gains (loss)	102	(4,908)	(27,066)	(7,888)	1,009

Total gas sales	27,796	23,956	44,071	64,977	25,449
Oil sales	351	245	494	574	100

Total gas and oil sales	$28,147	$24,201	$44,565	$65,551	$25,549

Average Sales Price (excluding effects of hedging):
Gas ($ per Mcf)	$5.19	$5.74	$7.44	$5.93	$6.55
Oil ($ per Bbl)	41.06	44.14	53.46	60.90	50.00
Gas equivalent ($ per Mcfe)	5.02	5.77	7.45	5.95	6.58
Average Sales Price (including effects of hedging):
Gas ($ per Mcf)	$5.04	$4.83	$4.61	$5.29	$6.82
Oil ($ per Bbl)	41.06	44.14	53.46	60.90	50.00
Gas equivalent ($ per Mcfe)	5.04	4.79	4.63	5.31	6.85
Expenses ($ per Mcfe):
Oil and gas production	$0.90	$0.89	$1.42	$1.63	$1.94
Transportation expense	0.33	0.81	0.81	1.49	1.70

Producing Wells and Acreage.  The following tables set forth information for the Partnership Properties as of December 31, 2004, 2005 and 2006. For purposes of the table below, productive wells consist of producing wells and wells capable of production.

	Productive Wells
As of	Gas(1)		Oil		Total
December 31,	Gross	Net	Gross	Net	Gross	Net

2004	795	774.3	29	27.9	824	802.2
2005	1,026	999.3	29	27.9	1,055	1,027.2
2006	1,653	1,609.9	29	27.9	1,682	1,637.8

(1)	At December 31, 2006, the Partnership Properties had approximately 1,270 gross wells that were producing from multiple seams.

During the year ended December 31, 2006, we drilled 622 gross (605.8 net) new wells on our properties, all being gas wells. The wells drilled have been evaluated and were included in the year-end reserve report. The oil well count remains constant as we are focusing on adding gas reserves. Please read “— Drilling Activities.” During the year ended December 31, 2006, we continued to lease additional acreage in certain core development areas of the Cherokee Basin.

	Leasehold Acreage(1)
As of	Producing(2)		Nonproducing		Total Leased
December 31,	Gross	Net	Gross	Net	Gross	Net

2004	311,941	291,318	205,230	187,884	517,171	479,202
2005	334,676	310,663	198,569	184,322	533,245	494,985
2006	394,795	385,148	132,189	124,774	526,984	509,923

(1)	Approximately 90,000 net acres that were included in the 2005 leasehold acreage amounts expired and are not included in the December 31, 2006 data.

(2)	Includes acreage held by production under the terms of the lease.

Developed acres are acres spaced or assigned to productive wells/units. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves.

Drilling Activities.  The table below sets forth the number of wells completed at any time during the period, regardless of when drilling was initiated. Most of the wells expected to be drilled in the next year will be of the development category and in the vicinity of Quest Midstream’s existing or planned construction pipeline network. Our drilling, recompletion, abandonment, and acquisition activities for the periods indicated are shown below:

					Seven Months
					Ended		Year Ended
					December 31,
	Year Ended May 31, 2004				2004(1)		2005(1)		2006(1)
	Oil		Gas		Gas		Gas		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploratory Wells:
Capable of Production	—	—	—	—	—	—	—	—	—	—
Dry	—	—	—	—	—	—	—	—	—	—
Development Wells:
Capable of Production	—	—	138	132	117	114	233	227	638	621
Dry	—	—	2	2	—	—	—	—	—	—
Wells Abandoned	(2)	(2)	—	—	(11)	(11)	—	—	—	—
Acquired Wells	—	—	337	337	11	11	—	—	—	—

Net Increase in Capable Wells	(2)	(2)	475	469	117	114	233	227	638	621

Recompletion of Single-seam Wells:
Capable of Production	—	—	—	—	38	38	205	200	125	122

(1)	There was no change to oil wells for the seven months ended December 31, 2004 or for the years ended December 31, 2005 and 2006.

The 638 gross new gas wells drilled and completed for the year ended December 31, 2006 reflect an average activity level of approximately 53 gross wells per month. We plan to drill and complete an average of approximately 46 gross wells per month for year 2007, subject to capital being available for such expenditures.

During the period from January 1, 2007 through March 31, 2007, we drilled 124 gross wells and connected 113 gross wells. As of July 16, 2007, we were drilling two gross wells and approximately 40 gross wells were in the process of being completed.

Operations

General.  As the operator of wells in which we have an interest, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. Quest Energy Service will manage all of our properties and employs production and reservoir engineers, geologists and other specialists. One of our operating subsidiaries will employ our field personnel.

Field operations conducted by our personnel include duties performed by “pumpers” or employees whose primary responsibility is to operate the wells. Other field personnel are experienced and involved in the activities of well servicing, the development and completion of new wells and the construction of supporting infrastructure for new wells (such as electric service, salt water disposal facilities, and gas feeder lines). The primary equipment categories owned by us are trucks, well service rigs, stimulation assets and construction equipment. We utilize third party contractors on an “as needed” basis to supplement our field personnel.

We also provide, on an in-house basis, many of the services required for the completion and maintenance of our CBM wells. Internally sourcing these functions significantly reduces our reliance on third-party contractors, which typically provide these services. We believe this results in reduced delays in executing our plan of development. We are also able to realize significant cost savings because we can avoid paying price mark-ups and also because we are able to purchase our own supplies at bulk discounts.

We rely on third-party contractors to drill our wells. Once a well is drilled, either we or a third-party contractor will run the casing, and we will perform the cementing work. We also perform our own fracturing and stimulation work. Finally, we complete our own well site construction. We have our own fleet of 20 well service units that we use in the process of completing our wells, and also to perform remedial field operations required to maintain production from our existing wells.

Gas and Oil Leases.  As of December 31, 2006, we had over 4,500 leases covering approximately 510,000 net acres in the Cherokee Basin. The typical Cherokee Basin gas lease provides for the payment of royalties to the mineral owner for all gas produced from any well drilled on the lease premises. This amount ranges from 18.75% to 12.5% resulting in a 81.25% to 87.5% net revenue interest to us.

Because the acquisition of gas and oil leases is a very competitive process, and involves certain geological and business risks to identify productive areas, prospective leases are sometimes held by other gas and oil operators. In order to gain the right to drill these leases, we may purchase leases from other gas and oil operators. In some cases, the assignor of such leases will reserve an overriding royalty interest, ranging from 1/32nd to 1/16th (3.125% to 6.25%), which further reduces the net revenue interest available to us to between 78.125% and 81.25%.

Approximately 75% of our gas and oil leases are held by production, which means that for as long as our wells continue to produce gas or oil, we will continue to own the lease.

Gas Gathering

Midstream Services Agreement.  In connection with the closing of the offering, we will become a party to an existing midstream services and gas dedication agreement entered into on December 22, 2006, but effective as of December 1, 2006, between our Parent and Quest Midstream. Pursuant to the midstream services agreement, Quest Midstream will gather and provide certain midstream services, including, dehydration, treating and compression, to us for all gas produced from our wells in the Cherokee Basin that are connected to Quest Midstream’s gathering system.

The initial term of the midstream services agreement expires on December 1, 2016, with two additional five-year extension periods that may be exercised by either party upon 180 days’ notice. The fees charged under the midstream services agreement are subject to renegotiation upon the exercise of each five-year extension period.

Under the midstream services agreement, we will pay Quest Midstream $0.50 per MMBtu of gas for gathering, dehydration and treating services and $1.10 per MMBtu of gas for compression services, subject to an annual adjustment to be determined by multiplying each of the gathering services fee and the compression services fee by the sum of (i) 0.25 times the percentage change in the producer price index for the prior calendar year and (ii) 0.75 times the percentage change in the Southern Star first of month index for the prior calendar year. Such adjustment will be calculated within 60 days after the beginning of each year, but will be retroactive to the beginning of the year. Such fees will never be reduced below the initial rates described above. In addition, at any time after each five year anniversary of the date of the midstream services agreement, each party will have a one-time option to elect to renegotiate the fees and/or the basis for the annual adjustment to the fees if the party believes there has been a material change to the economic returns or financial condition of either party. If the parties are unable to agree on the changes, if any, to be made to such terms, then the parties will enter into binding arbitration to resolve any dispute with respect to such terms.

In accordance with the midstream services agreement, we will bear the cost to remove and dispose of free water from our gas prior to delivery to Quest Midstream and of all fuel requirements necessary to perform the gathering and midstream services, plus any gas shrinkage.

Quest Midstream will have an exclusive option for sixty days to connect to its gathering system each of the gas wells that we develop in the Cherokee Basin. In addition, Quest Midstream will be required to connect to its gathering system, at its expense, any new gas wells that we complete in the Cherokee Basin if Quest Midstream would earn a specified internal rate of return from those wells. This rate of return is subject to renegotiation once after the fifth anniversary of the agreement and once during each renewal period at the election of either party. Quest Midstream also has the sole discretion to cease providing services on all or any part of its gathering system if it determines that continued operation is not economically justified. If Quest Midstream elects to do so, it must provide us with 90 days’ written notice and will offer us the right to purchase that part of the terminated system. If we do acquire that part of the system and it remains connected to any other portion of Quest Midstream’s gathering system, then we may deliver our gas from the terminated system to Quest Midstream’s system, and a fee for any services provided by Quest Midstream will be negotiated.

The midstream services agreement also requires the drilling of a minimum of 750 new wells in the Cherokee Basin during the two year period ending December 1, 2008, 151 of which have been drilled in the Cherokee Basin through March 31, 2007. We expect to drill 434 additional wells in 2007 and 325 wells in 2008.

Marketing and Major Customers

We market our own gas and for the fiscal year ended May 31, 2004, approximately 90% of our gas was sold to ONEOK. More than 95% of our gas was sold to ONEOK for the seven months ended December 31, 2004 and for the years ended December 31, 2005 and 2006. No other customer accounted for more than 10% of the consolidated revenues for the fiscal year ended May 31, 2004, the seven months ended December 31, 2004 or the years ended December 31, 2005 and 2006. In December 2006, we began selling gas to Tenaska. For the quarter ended March 31, 2007, approximately 73% of our gas was sold to ONEOK and 27% was sold to Tenaska. Our oil is currently being sold to Coffeyville Refining. Previously, it had been sold to Plains Marketing, L.P. We do not have long term delivery commitments for our gas and oil production.

If we were to lose any of these gas and oil purchasers, we believe that we would be able to promptly replace the purchaser.

Hedging Activity

We seek to mitigate our exposure to volatility in commodity prices through our use of derivative contracts including fixed-price contracts comprised of energy swaps and collars. Prior to the completion of this offering, we intend to enter into derivative contracts with respect to approximately 80% of our estimated net production from proved developed producing reserves through the third quarter of 2010. For 2007, we have fixed price swaps covering 13% of our estimated net gas production from proved developed producing reserves and collars covering 47% of our estimated net gas production from proved developed producing reserves. We also have collars covering 32% of our estimated net gas production from proved developed producing reserves in 2008. In addition, for 2009, we have fixed price swaps covering 43% of our estimated net gas production from proved developed producing reserves. By removing a significant portion of price volatility of our future gas production we have mitigated, but not eliminated, the potential effects of changing gas prices on our cash flows from operations for those periods. We sell the majority of our gas based on the Southern Star first of month index, with the remainder sold on the daily price on the Southern Star index. All of our derivative contracts are based on the Southern Star first of month index, except for some of our older collar agreements covering approximately 3.6 Bcf of gas in 2007 (20% of our estimated net gas production from proved developed producing reserves) and 2.9 Bcf of gas in 2008 (11% of our estimated net gas production from proved developed producing reserves) that are based on NYMEX pricing. As a result, our derivative contracts do not expose us to basis differential risk, except for the NYMEX collars. We have enter into derivative contracts locking the basis differential on approximately 50% of these NYMEX volumes at a weighted average rate of approximately $1.09 per Mcf. For more information on our derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.”

Competition

We operate in a highly competitive environment for acquiring properties, marketing gas and oil and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. As a result, our competitors may be able to pay more for productive gas and oil properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the gas and oil industry. None of our Parent or any of its affiliates is restricted from competing with us outside the Cherokee Basin. Our Parent or its affiliates may acquire, invest in or dispose of assets outside the Cherokee Basin in the future without any obligation to offer us the opportunity to purchase or own interests in those assets.

We are also affected by competition for drilling rigs, completion rigs and the availability of related equipment. In the past, the gas and oil industry has experienced shortages of drilling and completion rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant increases in the prices for this equipment and personnel. We are unable to predict when, or if, such shortages may occur or how they would affect our exploitation program.

Competition is also strong for attractive gas and oil producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily when attempting to make further acquisitions.

Title to Properties

As is customary in the gas and oil industry, we initially conduct only a cursory review of the title to our properties on which we do not have proved reserves. Prior to the commencement of development operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not commence development operations on a property until we have cured any material title defects on such property. Prior to completing an acquisition of producing gas and oil leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, we believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the gas and oil industry.

Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the gas and oil industry, we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or will materially interfere with our use in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.

On a small percentage of our acreage (approximately 0.5%), the land owner in the past transferred the rights to the coal underlying their land to a third party. With respect to those properties, we have obtained gas and oil leases from the owners of the oil, gas, and minerals other than coal underlying those lands. In Oklahoma and Kansas, the law is unsettled as to whether the owner of the gas rights or the coal rights is entitled to the CBM gas. We are currently involved in litigation with the owner of the coal rights on these lands to determine who has the rights to the CBM gas. Please read “Business — Legal Proceedings”.

Seasonal Nature of Business

Seasonal weather conditions and lease stipulations can limit our development activities and other operations and, as a result, we seek to perform a significant percentage of our development during the spring and summer months. These seasonal anomalies can pose challenges for meeting our well development objectives and increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations.

In addition, freezing weather, winter storms and flooding in the spring and summer have in the past resulted in a number of our wells being knocked off-line for a short period of time, which adversely affects our production volumes and revenues and increases our lease operating costs due to the time spent by field employees to bring the wells back on-line.

Generally, but not always, the demand for gas decreases during the summer months and increases during the winter months thereby affecting the price we receive for gas. Seasonal anomalies such as mild winters and hot summers sometimes lessen this fluctuation.

Environmental Matters and Regulation

General.  Our operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	enjoin some or all of the operations of facilities deemed in non-compliance with permits;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with gas and oil drilling, production and transportation activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, areas inhabited by endangered or threatened species, and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws, rules and regulations may also restrict the rate of gas and oil production below the rate that would otherwise be possible. The regulatory burden on the gas and oil industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and the clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. Any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the gas and oil industry could have a significant impact on our operating costs.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Waste Handling.  The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the federal Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of gas and oil are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain gas and oil exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our costs to manage and dispose of wastes, which could have a material adverse effect on our results of operations and financial position. Also, in the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents, and waste oils, that may be regulated as hazardous wastes.

Comprehensive Environmental Response, Compensation and Liability Act.  The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain environmental studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

We currently own, lease or operate numerous properties that have been used for gas and oil exploration and production for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons was not under our control. In fact, there is evidence that petroleum spills or releases have occurred in the past at some of the properties owned or leased by us. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform plugging or pit closure operations to prevent future contamination.

Water Discharges.  The Clean Water Act (“CWA”) and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants in waste water and storm water, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The CWA regulates storm water run-off from oil and gas production operations and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of the CWA may require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. Federal and state regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Our operations also produce wastewaters that are disposed via underground injection wells. These activities are regulated by the Safe Drinking Water Act (“SDWA”) and analogous state and local laws. The underground injection well program under the SDWA classifies produced wastewaters and imposes controls relating to the drilling and operation of the wells as well as the quality of the injected wastewaters. This program is designed to protect drinking water sources and requires a permit from the EPA or the designated state agency — in our case, the Oklahoma Corporation Commission and the Kansas Corporation Commission. Currently, our operations comply with all applicable requirements and have a sufficient number of operating injection wells. However, a change in the regulations or the inability to obtain new injection well permits in the future may affect our ability to dispose of the produced waters and ultimately affect the results of operations.

The primary federal law for oil spill liability is the Oil Pollution Act, or OPA, which addresses three principal areas of oil pollution: prevention, containment, and cleanup. OPA applies to vessels, offshore facilities, and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under OPA, responsible parties, including owners and operators of onshore facilities, may be subject to oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills.

Air Emissions.  The Federal Clean Air Act (“CAA”) and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. Such laws and regulations may require a facility to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain or strictly comply with air permits containing various emissions and operational limitations or utilize specific emission control technologies to limit emissions. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. Moreover, depending on the state-specific statutory authority, states may be able to impose air emissions limitations that are more stringent than the federal standards imposed by EPA. Federal and state regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations.

Permits and related compliance obligations under the CAA, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, may require gas and oil exploration and production operations to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies. In addition, some gas and oil facilities may be included within the categories of hazardous air pollutant sources, which are subject to increasing regulation under the CAA. Failure to comply with these requirements could subject a regulated entity to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions. Gas and oil exploration and production facilities may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Protocol, became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as “greenhouse gases”, that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol; however, Congress has recently considered proposed legislation directed at reducing “greenhouse gas emissions”, and certain states have adopted legislation, regulations and/or initiatives addressing greenhouse gas emissions from various sources, primarily power plants. Additionally, on April 2, 2007, the U.S. Supreme Court ruled in Massachusetts v. EPA that the EPA has authority under the CAA to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks). The Court also held that greenhouse gases fall within the CAA’s definition of “air pollutant”, which could result in future regulation of greenhouse gas emissions from stationary sources, including those used in gas and oil exploration and production operations. The gas and oil industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. Our operations are not adversely impacted by the current state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

National Environmental Policy Act.  Gas and oil exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. If we were to conduct any exploration and production activities on federal lands in the future, those activities would need to obtain governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of gas and oil projects.

Endangered Species Act.  The Endangered Species Act (“ESA”) and analogous state laws restrict activities that may affect endangered or threatened species or their habitats. Although we believe that our current operations do not affect endangered or threatened species or their habitats, the existence of endangered or threatened species in areas of future operations and development could cause us to incur additional mitigation costs or become subject to construction or operating restrictions or bans in the affected areas.

OSHA and Other Laws and Regulation.  We are subject to the requirements of the federal Occupational Safety and Health Act, or OSH Act, and comparable state statutes. These laws and the implementing regulations strictly govern the protection of the health and safety of employees. The Occupational Safety and Health Administration’s hazard communication standard, EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other comparable laws.

We believe that we are in substantial compliance with all existing environmental and safety laws and regulations applicable to our current operations and that our continued compliance with existing requirements will not have a material adverse impact on our financial condition and results of operations. For instance, we did not incur any material capital expenditures for remediation or pollution control activities for the year ended December 31, 2006. Additionally, as of the date of this prospectus, we are not aware of any environmental issues or claims that will require material capital expenditures during 2007. However, accidental spills or releases may occur in the course of our operations, and we cannot assure you that we will not incur substantial costs and liabilities as a result of such spills or releases, including those relating to claims for damage to property and persons. Moreover, we cannot assure you that the passage of more stringent laws or regulations in the future will not have a negative impact on our business, financial condition, results of operations or ability to make distributions to you.

Other Regulation of the Gas and Oil Industry

The gas and oil industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the gas and oil industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the gas and oil industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the gas and oil industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including gas and oil facilities. Our operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Drilling and Production.  Our operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of gas and oil properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from gas and oil wells, generally prohibit the venting or flaring of gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of gas and oil we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, gas and gas liquids within its jurisdiction.

The Cherokee Basin has been an active gas and oil producing region for a number of years. Many of our properties had abandoned oil and conventional gas wells on them at the time the current lease was entered into with the landowner. A number of these wells remain unplugged or were improperly plugged by a prior landowner or operator. Many of the former operators of these wells have ceased operations and cannot be located or do not have the financial resources to plug these wells. We believe that we are not responsible for plugging an abandoned well on one of our leases, unless we have used, attempted to use or invaded the abandoned well bore in our operations on the land or have otherwise agreed to assume responsibility for plugging the wells. The law is unsettled in the State of Kansas as to who has the responsibility to plug such abandoned wells and the Kansas Corporation Commission, or KCC, has recently issued a Show Cause Order requiring our operating company, Quest Cherokee, to demonstrate why it should not be held responsible for plugging 22 abandoned and unplugged oil wells on land covered by a gas lease that is owned and operated by Quest Cherokee in Wilson County, Kansas, and upon which Quest Cherokee has drilled and is operating a gas well.

Gas Regulation.  The availability, terms and cost of transportation significantly affect sales of gas. The interstate transportation and sale for resale of gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission (“FERC”). Federal and state regulations govern the price and terms for access to gas pipeline transportation. FERC is continually proposing and implementing new rules and regulations affecting those segments of the gas industry, most notably interstate gas transmission companies that remain subject to the FERC’s jurisdiction. These initiatives also may affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the gas industry, and these initiatives generally reflect more light handed regulation. We cannot predict the ultimate impact of these regulatory changes to our gas marketing operations, and we note that some of the FERC’s more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that we will be affected by any such FERC action materially differently than other gas marketers with which we compete.

The Energy Policy Act of 2005, or EP Act 2005, gave the FERC increased oversight and penalty authority regarding market manipulation and enforcement. EP Act 2005 amended the NGA to prohibit market manipulation and also amended the NGA, and the Natural Gas Policy Act of 1978, or NGPA, to increase civil and criminal penalties for any violations of the NGA, NGPA and any rules, regulations or orders of the FERC to up to $1,000,000 per day, per violation. In addition, the FERC issued a final rule effective January 26, 2006 regarding market manipulation, which makes it unlawful for any entity, in connection with the purchase or sale of gas or transportation service subject to the FERC’s jurisdiction, to defraud, make an untrue statement or omit a material fact or engage in any practice, act or course of business that operates or would operate as a fraud. This final rule works together with the FERC’s enhanced penalty authority to provide increased oversight of the gas marketplace.

Although gas prices are currently unregulated, Congress historically has been active in the area of gas regulation. We cannot predict whether new legislation to regulate gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of condensate and gas liquids are not currently regulated and are made at market prices.

State Regulation.  The various states regulate the drilling for, and the production, gathering and sale of, gas and oil, including imposing severance taxes and requirements for obtaining drilling permits. For example, Kansas currently imposes a severance tax on the gross value of gas and oil produced from wells having an average daily production during a calendar month with a gross value of more than $87 per day. Kansas also imposes gas and oil conservation assessments per barrel of oil and per 1,000 cubic feet of gas produced. In general, gas and oil leases and gas and oil wells (producing or capable of producing), including all equipment associated with such leases and wells, are subject to an ad valorem property tax.

Oklahoma imposes a monthly gross production tax and excise tax based on the gross value of the gas and oil produced. Oklahoma also imposes an excise tax based on the gross value of gas and oil produced. All property used in the production of gas and oil is exempt from ad valorem taxation if gross production taxes are paid. Lastly, the rate of taxation of locally assessed property varies from county to county and is based on the fair cash value of personal property and the fair cash value of real property.

States may regulate rates of production and may establish maximum daily production allowables from gas and oil wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of gas and oil that may be produced from our wells and to limit the number of wells or locations we can drill.

Employees

We employ approximately 260 field employees that perform development and maintenance services on our wells. Upon the consummation of this offering, we will enter into a management services agreement with Quest Energy Service, LLC pursuant to which it will perform administrative services for us such as accounting, finance, land, legal and engineering. We will also have access to Quest Energy Service’s personnel and senior management team and access to its operational, commercial, technical, risk management and administrative infrastructure. As of June 16, 2007, Quest Energy Service had an experienced staff of approximately 46 executive and administrative personnel. None of these employees are represented by labor unions or covered by any collective bargaining agreement. Quest Energy Service and our general partner believe that relations with these employees are satisfactory.

Offices

Our Parent currently leases approximately 11,000 square feet of office space in Oklahoma City, Oklahoma at 9520 North May Ave., Suite 300, Oklahoma City, Oklahoma 73120, where our principal offices are located. The lease expires in May 2009. On May 31, 2007, our Parent entered into a ten-year office lease for a new corporate headquarters location at Suite 2750, 210 Park Avenue, Oklahoma City, Oklahoma, 73102. The lease is for approximately 35,000 square feet, with a monthly rental expense of $52,590. The lease term is currently anticipated to commence in October 2007.

Legal Proceedings

Our operating subsidiary, Quest Cherokee, LLC is currently a party to various legal and governmental proceedings arising out of our operations in the normal course of business. The following is a summary of our material legal proceedings:

Quest Cherokee, STP Cherokee, Inc. (“STP”), and Bluestem Pipeline, LLC, Quest Midstream’s operating subsidiary (“Bluestem”), were originally named defendants in a lawsuit (Case #CJ-2003-30) filed by plaintiffs Eddie R. Hill, et al, on September 27, 2003 in the District Court for Craig County, Oklahoma. Plaintiffs are royalty owners who are alleging underpayment of royalties owed them by STP and Quest Cherokee. Bluestem owns the gathering system that is used to gather gas from the wells in issue. Plaintiffs also allege, among other things, that STP and Quest Cherokee have engaged in self-dealing, have breached their fiduciary duties to Plaintiffs and have acted fraudulently towards Plaintiffs. Plaintiffs also allege that the gathering fees and related charges imposed by Bluestem should not be deducted by STP and Quest Cherokee in paying royalties. In March 2007, Plaintiffs filed an amended petition that added 20 additional plaintiffs and Quest Midstream Partners, L.P., Quest Energy Service, Inc., and Quest Midstream GP, LLC as defendants. Plaintiffs are seeking unspecified actual and punitive damages as a result of the alleged conduct by the defendants. Quest Cherokee intends to defend vigorously against these claims.

STP, Inc., STP Cherokee, Inc., Quest Cherokee, Quest Energy Service and Bluestem have been named defendants in a lawsuit (Case No. CJ-2005-143) by plaintiffs John C. Kirkpatrick, et ux., in the District Court for Craig County, Oklahoma. Plaintiffs have requested an accounting to determine if royalties have been properly paid and stated, that if Plaintiffs have suffered any damages for failure to properly pay royalties, Plaintiffs have a right to recover those damages and have asserted a claim of fraud. Discovery is ongoing and defendants are vigorously contesting Plaintiffs’ claims. Plaintiffs have not quantified their alleged damages. Quest Cherokee intends to defend vigorously against these claims.

Quest Cherokee and Bluestem were named as defendants in a lawsuit (Case No. 04-C-100-PA) filed by plaintiff Central Natural Resources, Inc. on September 1, 2004 in the District Court of Labette County, Kansas. Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged conversion of the gas and seeks an accounting for all gas produced from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee has asserted third party claims against the persons who entered into the gas leases with Quest Cherokee for breach of the warranty of title contained in their leases in the event that the court finds that Plaintiff owns the coal bed methane gas. The District Court granted Quest Cherokee’s motion for summary judgment, ruling that coal bed methane gas is owned by the owners of the gas rights. That ruling was appealed and the appeal is pending before the Kansas Supreme Court. The appeal has been fully briefed but the Kansas Supreme Court has not yet set the matter for oral argument.

Quest Cherokee was named as a defendant in a lawsuit (Case No. CJ-06-07) filed by plaintiff Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. These leases, together with the leases involved in the Kansas lawsuit discussed above, comprise approximately 0.5% of our total acreage. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff seeks to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contends it has valid leases from the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee has answered the petition and discovery is ongoing. Quest Cherokee intends to defend vigorously against these claims.

Quest Cherokee was named as a defendant in a lawsuit (Case No. 05 CV 41) filed by Labette Energy, LLC in the district court of Labette County, Kansas. Plaintiff claims to own a 3.2 mile gas gathering pipeline in Labette County, Kansas, and that Quest Cherokee used that pipeline without Plaintiff’s consent. Plaintiff also contends that the defendants slandered its alleged title to that pipeline and suffered damages from the cancellation of their proposed sale of that pipeline. Plaintiff claims that they were damaged in the amount of $202,375. Discovery in that case is ongoing and Quest Cherokee intend to defend vigorously against Plaintiff’s claims.

Bluestem and Quest Cherokee were named as defendants in a lawsuit (Case No. CJ-2007-325) filed by Devonian Enterprises, Inc. d/b/a Permian Land Company (“Permian”) in the district court of Oklahoma County, Oklahoma. Permian has asserted claims against Quest Cherokee and Bluestem in the amount of $521,252.88 for land services allegedly rendered to Quest Cherokee and Bluestem by Permian and for which no payment has purportedly been received by Permian. Quest Cherokee and Bluestem have asserted counterclaims against Permian for breach of contract and negligence, among other theories, due to Permian’s failure to file acquired instruments of record and deliver such records to Quest Cherokee and Bluestem, which has caused Quest Cherokee and Bluestem to incur unnecessary costs to re-acquire such instruments. In addition, Permian failed to ascertain whether or not minerals were leased or otherwise burdened and acquired oil and gas leases for Quest Cherokee and Bluestem, which were, in fact, burdened, causing Quest Cherokee and Bluestem to incur thousands of dollars in curative costs to acquire title to such minerals. Further, without approval, Permian inserted non-standard construction completion penalty provisions into said rights-of-way and easements, forcing Quest Cherokee and Bluestem to incur thousands of dollars in damages resulting from the unauthorized construction penalty provisions. Finally, Plaintiff has failed to return confidential information to Quest Cherokee and Bluestem pursuant to the parties’ written confidentiality and non-disclosure agreement. Quest Cherokee and Bluestem seek an undetermined amount of damages, injunctive relief, and an accounting to determine whether and to what extent Permian charged excessive fees for purported services it provided. Discovery is ongoing. Quest Cherokee intends to defend vigorously against Permian’s claims.

Quest Cherokee is a defendant in several lawsuits in which the plaintiffs allege that certain of the oil and gas leases owned by Quest Cherokee are either invalid, have expired by their terms and/or have been forfeited by Quest Cherokee. Plaintiffs in those cases are generally seeking statutory damages of $100 per lease, attorneys fees, and a judicial declaration that Quest Cherokee’s leases have terminated. As of May 8, 2007, the total amount of acreage covered by the leases at issue in these lawsuits was approximately 7,000 acres. Quest Cherokee contends that it has complied with the terms of these oil and gas leases and that they remain in full force and effect. Quest Cherokee intends to vigorously defend against the claims.

Quest Cherokee was named in an Order to Show Cause issued by the Kansas Corporation Commission (the “KCC”) (KCC Docket No. 07-CONS-155-CSHO) filed on February 23, 2007. The KCC has ordered Quest Cherokee to demonstrate why it should not be held responsible for plugging 22 abandoned and unplugged oil wells on a gas lease owned and operated by Quest Cherokee in Wilson County, Kansas. Quest Cherokee denies that it is legally responsible for plugging the wells in issue and intends to vigorously defend against the KCC’s claims. See “Risk Factors — Risks Related to Our Business — We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.”

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of our business. Although no assurance can be given, management believes, based on our experiences to date, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position or results of operations. Like other natural gas and oil producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

MANAGEMENT

Management of Quest Energy Partners, L.P.

Quest Energy GP, LLC, our general partner, will manage our operations and activities on our behalf. Quest Energy GP is wholly owned by our Parent. We intend to enter into a management services agreement with Quest Energy Service, LLC, a wholly-owned subsidiary of our Parent, pursuant to which Quest Energy Service will provide us with legal, accounting, finance, tax, property management, engineering, risk management and acquisition services in respect of opportunities for us to acquire long-lived, stable and proved gas and oil reserves. The management services agreement will provide that employees of Quest Energy Service (including the persons who are executive officers of our general partner) will devote such portion of their time as may be needed to conduct our business and affairs.

Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. As owner of our general partner, our Parent will have the ability to elect all the members of the board of directors of our general partner. Our general partner owes a fiduciary duty to our unitholders, although our partnership agreement limits such duties and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duties. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it. Except as described in “The Partnership Agreement — Voting Rights” and subject to its fiduciary duty to act in good faith, our general partner will have exclusive management power over our business and affairs.

Quest Energy GP has a board of directors that oversees its management, operations and activities. We refer to the board of directors of Quest Energy GP as the “board of directors of our general partner.” The board of directors of our general partner will have at least three members who are not officers or employees, and are otherwise independent, of our Parent and its affiliates, including our general partner. These directors, to whom we refer as independent directors, must meet the independence standards established by the NASDAQ Global Market and SEC rules. The board of directors of our general partner will have at least one independent director to serve on the audit committee prior to our common units being listed for trading on the NASDAQ Global Market, at least one additional independent director to serve on the audit committee within 90 days after listing of our common units on the NASDAQ Global Market and a third independent director to serve on the audit committee not later than one year following the listing of our common units on the NASDAQ Global Market. The NASDAQ Global Market does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee.

All three independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board of directors believes may involve conflicts of interest. At the request of the board of directors of our general partner, the conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including our Parent, and must meet the independence and experience standards established by the NASDAQ Global Market and SEC rules, to serve on an audit committee of a board of directors, and certain other requirements. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

In addition, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by the NASDAQ Global Market and SEC rules. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee.

The independent members of the board of directors of our general partner will serve as the initial members of the audit and conflicts committees of the board of directors of our general partner.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Delaware Act or any other law. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

All of the executive officers of our general partner will be employees of Quest Energy Service and will allocate their time between managing our business and affairs and the business and affairs of our Parent and its affiliates, including Quest Midstream. The executive officers of our general partner may face a conflict regarding the allocation of their time between our business and the other business interests of our Parent and its affiliates. Quest Energy Service intends to cause the executive officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof. It is anticipated that the executive officers of our general partner will devote a majority of their time to our business for the foreseeable future. We will also utilize a significant number of other employees of Quest Energy Service to provide us with general and administrative services. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Management Services Agreement.” We will reimburse Quest Energy Service for allocated general and administrative expenses. Please read “— Reimbursement of Expenses of Our General Partner.”

Directors and Executive Officers

The following table shows information regarding the current directors and executive officers of our general partner. Directors are elected for one-year terms by our Parent, the owner of our general partner.

Name	Age	Position

Jerry D. Cash	45	Chairman of the Board, Chief Executive Officer, Director
David E. Grose	54	Chief Financial Officer
David Lawler	39	Chief Operating Officer and Director
David Bolton	38	Executive Vice President — Land
Steve Hochstein	49	Executive Vice President — Exploration/A&D
Richard Marlin	54	Executive Vice President — Engineering

Our general partner’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected. Officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Jerry D. Cash serves as the Chairman of the Board of Directors and Chief Executive Officer of our general partner. Mr. Cash is Chief Executive Officer and a Director of our Parent. Mr. Cash has been active in the gas and oil exploration and development business for over 25 years. Mr. Cash has been the Chairman of the Board of our Parent since November 2002, when our Parent acquired STP Cherokee, Inc. Mr. Cash has been Chief Executive Officer since September 2004. From November 2002 until September 2004, he was Co-Chief Executive Officer of our Parent. From November 2002 until June 2004, he was Chief Financial Officer of our Parent. In 1987, Mr. Cash formed STP Cherokee and directed that company in the identification and realization of numerous oil, gas and CBM exploration projects until its sale to our Parent in November 2002. From 1980 to 1986, Mr. Cash worked for Bodard & Hale Drilling Company while pursuing a petroleum engineering degree at Oklahoma State University. During this period, Mr. Cash drilled several hundred wells throughout Oklahoma. A long-time resident of Oklahoma, Mr. Cash maintains an active role in several charitable organizations.

David E. Grose serves as the Chief Financial Officer of our general partner. Mr. Grose is Chief Financial Officer of our Parent, and has held that position since June 2004. Mr. Grose has 25 years of financial experience, primarily in the exploration, production, and drilling sectors of the gas and oil industry. Mr. Grose also has significant knowledge and expertise in capital development and in the acquisition of oil & gas companies. In previous years, Mr. Grose held various positions including Vice-President and/or CFO for Oxley Petroleum Company during 2002 and 2003, a telecommunications company from 2000 to 2001, Bayard Drilling Technologies, Inc. from 1997 to 1999, and Alexander Energy Corporation from 1980 to 1997. Mr. Grose earned a B.A. in Political Science from Oklahoma State University in 1974 and an MBA from the University of Central Oklahoma in 1977.

David Lawler serves as a Director and the Chief Operating Officer of our general partner. Mr. Lawler has served as Chief Operating Officer of our Parent since May 2007. Mr. Lawler has worked in the oil and gas industry for more than 16 years in various management and engineering positions including production, drilling, project management and facilities. Prior to joining our Parent, Mr. Lawler was employed by Shell Exploration & Production Company and in his most recent assignment, served as Engineering and Operations Manager for multiple assets along the U.S. Gulf Coast. These assets included Shell’s prolific gas producing assets located in South Texas as well as offshore sour gas production facilities near Mobile Bay, Alabama and the Yellowhammer Sulfur Recovery Plan located in Coden, Alabama. Prior to his role as Operations Manager, Mr. Lawler progressed through technical and leadership assignments at Shell, including deepwater drilling engineering and corporate business planning. Prior to joining Shell in 1997, Mr. Lawler was employed by Conoco, Inc. and Burlington Resources in various domestic engineering and operations positions. Mr. Lawler graduated from the Colorado School of Mines in 1990 with a bachelor’s of science degree in petroleum engineering and earned his Masters in Business Administration from Tulane University in 2003.

David Bolton serves as Executive Vice President — Land of our general partner. Mr. Bolton has served as Executive Vice President — Land of our Parent since May 2006. Prior to that, Mr. Bolton was a Land Manager for a large, Oklahoma based gas and oil lease broker. Mr. Bolton is a Certified Professional Landman with over 15 years of experience in various aspects of the gas and oil industry, and has worked extensively throughout Oklahoma, Texas, and Kansas. Mr. Bolton holds a Bachelor of Liberal Studies degree from the University of Oklahoma, attended the Oklahoma City University School of Law, and is a member of American Association of Petroleum Landmen, Oklahoma City Association of Petroleum Landmen, the American Bar Association, and the Energy Bar Association.

Steve Hochstein serves as Executive Vice President — Exploration/A&D of our general partner. Mr. Hochstein joined our Parent in January of 2006 as Manager of New Ventures. Mr. Hochstein assumed the Executive Vice President — Exploration/A&D position at our Parent effective March 16, 2007. While serving as Manager of New Ventures, Mr. Hochstein led resource assessment efforts for several acquisition projects and was responsible for generating two new resource plays for our Parent. In his new role, Mr. Hochstein will continue to develop new opportunities for our Parent, lead the A&D efforts, and oversee all geologic and reservoir engineering functions. Before joining our Parent, Mr. Hochstein served for two years as a partner in Rockport Energy, a small E&P company. Prior to that, Mr. Hochstein worked 23 years with Sonat Exploration Co. / El Paso, where he held various technical and management positions including Technical Director and Vice President of CBM/Rockies. Mr. Hochstein has more than 25 years of industry experience and more than 10 years of unconventional resource experience. Mr. Hochstein holds a Bachelor of Science in Geologic Sciences from the University of Texas, Austin, and is a member of the American Association of Petroleum Geologists.

Richard Marlin serves as Executive Vice President — Engineering of our general partner. Mr. Marlin has served as Executive Vice President — Engineering of our Parent since September 2004. Mr. Marlin also was our Parent’s Chief Operations Officer from February 2005 through July 2006. Mr. Marlin was our Parent’s engineering manager from November 2002 to September 2004. Prior to that, Mr. Marlin was the engineering manager for STP from 1999 until STP’s acquisition by our Parent in November 2004. Prior to that, Mr. Marlin was employed by Parker and Parsley Petroleum as the Mid-Continent Operations Manager for 12 years. Mr. Marlin has more than 28 years industry experience involving all phases of drilling and production in more than 14 states. His experience also involved primary and secondary operations along with the design and oversight of gathering systems that move as much as 175 MMcf/d. Mr. Marlin is a registered Professional Engineer holding licenses in Oklahoma and Colorado. Mr. Marlin earned a B.S. in Industrial Engineering and Management from Oklahoma State University in 1974. Mr. Marlin is a Director of the Mid-Continent Coal Bed Methane Forum.

Reimbursement of Expenses of our General Partner

Our general partner will not receive any management fee or other compensation for its management of our partnership. However, our partnership agreement requires us to reimburse our general partner for all actual direct and indirect expenses it incurs or actual payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business including overhead allocated to our general partner by its affiliates, including our Parent. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. We do not expect to incur any additional fees or to make other payments to these entities in connection with operating our business. Our general partner is entitled to determine in good faith the expenses that are allocable to us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. We expect that we will reimburse our Parent for at least a majority of the compensation and benefits paid to the executive officers of our general partner. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions” and “The Partnership Agreement — Reimbursement of Expenses.”

We intend to enter into a management services agreement with Quest Energy Service pursuant to which Quest Energy Service will operate our assets and perform other administrative services for us such as accounting, corporate development, finance, land, legal and engineering. We will reimburse Quest Energy Services for its costs in performing these services, plus related expenses.

Executive Compensation Discussion and Analysis

We do not directly employ any of the persons responsible for managing our business, and we do not have a compensation committee. Quest Energy GP, our general partner, will manage our operations and activities, and its board of directors and officers will make decisions on our behalf. All of the executive officers of our general partner also serve as executive officers of our Parent. The compensation of Quest Energy Service’s employees that perform services on our behalf will be set by the compensation committee of and paid for by our Parent. The officers and employees of our general partner may participate in employee benefit plans and arrangements sponsored by our Parent. Our general partner has not entered into any employment agreements with any of its officers.

We and our general partner were formed in July 2007. As such, our general partner did not accrue any obligations with respect to executive compensation for its directors and executive officers for the fiscal year ended December 31, 2006, or for any prior periods. Accordingly, we are not presenting any compensation for historical periods. For 2007, we expect that our general partner’s named executive officers will include Jerry D. Cash (Chief Executive Officer), David E. Grose (Chief Financial Officer), David Lawler (Chief Operating Officer), David Bolton (Executive Vice President — Land) and Steve Hochstein (Executive Vice President — Exploration/A&D). Compensation paid or awarded by us in 2007 with respect to such named officers (collectively, the “named executive officers”) will reflect only the portion of compensation paid by our Parent that is allocated to us pursuant to our Parent’s allocation methodology and subject to the terms of the management services agreement and the omnibus agreement. Compensation of our executive officers, including awards under our long term incentive plan, will be approved by the compensation committee of the board of directors of our Parent or its delegate.

Our Parent’s Compensation Methodology.  Our Parent has the ultimate decision-making authority with respect to the total compensation of our named executive officers. The following discussion relating to compensation paid by our Parent is based on information provided to us by our Parent and does not purport to be a complete discussion and analysis of our Parent’s executive compensation philosophy and practices. The elements of compensation discussed below, and our Parent’s decisions with respect to the levels of such compensation, will not be subject to approval by the board of directors of our general partner, including the audit and conflicts committees thereof. Awards under our general partner’s long-term incentive plan will be made by the board of directors of our general partner or a committee thereof.

Purpose of our Parent’s Executive Compensation Program.  Our Parent’s executive compensation program has been designed to accomplish the following three primary objectives:

•	attract and retain well-qualified executives who will lead our Parent and achieve superior performance;

•	tie annual incentives to achievement of specific, measurable short-term corporate goals; and

•	align the interests of management of our Parent with those of the stockholders of our Parent to encourage achievement of increases in stockholder value.

Role of our Parent’s Compensation Committee.  Our Parent’s compensation committee has overall responsibility for the compensation of the named executive officers. The compensation payable to the Chief Executive Officer is set by our Parent’s compensation committee following an annual performance review. All aspects of compensation payable to the other named executive officers is reviewed and recommended to the board of directors of our Parent or determined by our Parent’s compensation committee. Beginning with the 2007 fiscal year, each year our Parent’s compensation committee will ask the Chief Executive Officer and Chief Financial Officer to present a proposed compensation plan for the fiscal year beginning January 1 and ending December 31 (each, a “Plan Year”), along with supporting and competitive market data.

The compensation philosophy of our Parent’s compensation committee is to manage total compensation of the named executive officers at the median level (50th percentile) relative to companies with which our Parent competes for talent (which are primarily the peer group companies). Our Parent’s compensation committee compares compensation levels with a selected cross-industry group of other gas and oil exploration and production companies of similar size to establish a competitive compensation package. All compensation determinations are discretionary and, as noted above, subject to our Parent’s decision-making authority.

Our Parent’s compensation committee monitors the performance of the named executive officers throughout the Plan Year against the targets set for each performance measure. At the end of the Plan Year, our Parent’s compensation committee meets with the Chief Executive Officer and Chief Financial Officer to review the final results compared to the established performance goals before determining compensation levels of the named executive officers for the Plan Year. During this meeting, our Parent’s compensation committee also establishes the named executive officer compensation plan for the upcoming Plan Year, based on the Chief Executive Officer’s recommendations.

Performance Peer Group.  Our Parent and its compensation committee retained the independent compensation consulting firm of Towers Perrin (“T-P”) to conduct a comprehensive benchmarking survey and to evaluate our Parent’s overall compensation program. With the assistance of T-P, our Parent’s compensation committee selected a peer group consisting of the following thirteen publicly traded U.S. exploration and production companies: ATP Oil & Gas Corp., Brigham Exploration, Carrizo Oil & Gas Inc., Edge Petroleum, Gastar Exploration, GMX Resources, Goodrich Petroleum, Linn Energy, McMoRan Exploration, Parallel Petroleum, Toreador Resources Corp. and Warren Resources. In general, peer group companies were U.S. energy companies in the exploration and production sector which had annual revenues ranging from $30 million to $175 million.

Elements of our Parent’s Executive Compensation Program.  Our Parent’s compensation program for the named executive officers consists of the following components:

Base Salary:  Base salaries for the named executive officers are established base on their scope of responsibilities, taking into account competitive market compensation paid by other companies in our Parent’s peer group. Our Parent’s compensation committee considers the median salary range for each named executive officer’s counterpart, but makes adjustments to reflect differences in job descriptions and scope of responsibilities for each named executive officer and to reflect the compensation committee’s philosophy that each named executive officer’s total compensation should be at the median level (50th percentile) relative to our Parent’s peer group. Our Parent’s compensation committee annually reviews base salaries for the named executive officers and makes adjustments from time to time to realign their salaries, after taking into account individual performance, responsibilities, experience, autonomy, strategic perspectives and marketability, as well as the recommendations of the Chief Executive Officer.

Management Annual Incentive Plan:  Our Parent’s Management Annual Incentive Plan (the “Bonus Plan”) is intended to recognize value creation by providing competitive incentives for meeting and exceeding annual financial and operating performance measurement targets. By providing market-competitive bonus awards, our Parent’s compensation committee believes the Bonus Plan will support the attraction and retention of the named executive officers which are critical to achieving the strategic business objectives of our Parent. The Bonus Plan puts a significant portion of total compensation at risk by linking potential annual compensation to the our Parent’s achievement of specific performance goals during the year, which creates a direct connection between the executive’s pay and our Parent’s financial performance.

Each year our Parent’s compensation committee establishes goals at the beginning of each calendar year. For 2007, the compensation committee established performance targets for each of the five corporate financial goals described below:

•	EBITDA (earning before interest, taxes, depreciation and amortization);

•	Lease Operating Expense (excluding gross production taxes and ad valorem taxes);

•	Finding and Development Cost;

•	Year-End Proved Reserves; and

•	Production.

For 2007, awards under the Bonus Plan will be payable solely in cash. Our Parent’s compensation committee anticipates that future annual bonus awards will also be paid only in the form of cash awards. Our Parent’s compensation committee made this change because of the roll out of our Parent’s long-term incentive plan, as described below, so that the compensation committee could preserve the number of shares remaining under our Parent’s 2005 Omnibus Stock Award Plan (the “Omnibus Stock Award Plan”) for the long-term incentive plan.

After the end of the Plan Year, our Parent’s compensation committee determines to what extent our Parent and the participants have achieved the performance measurement goals. Our Parent’s compensation committee calculates and certifies in writing the amount of each participant’s bonus based upon the actual achievements and computation formulae set forth in the Bonus Plan. Our Parent’s compensation committee has no discretion to increase the amount of any named executive officer’s bonus as so determined, but may reduce the amount of or totally eliminate such bonus, if it determines, in its absolute and sole discretion that such reduction or elimination is appropriate in order to reflect the named executive officer’s performance or unanticipated factors. The performance period (“Incentive Period”) with respect to which target awards and bonuses may be payable under the Bonus Plan will generally be the fiscal year beginning on January 1 and ending on December 31, but our Parent’s compensation committee has the authority to designate different Incentive Periods.

Productivity Gain Sharing Payments:  A one-time cash payment equal to 10% of an individual’s monthly base salary is earned during each month that our Parent’s CBM production rate increases by 1000 Mcf/day over the prior record. In general, employees of our Parent are eligible to receive productivity gain sharing payments. The purpose of these payments is to incentivize all employees, including named executive officers, to continually and immediately focus on production.

Discretionary Bonus Plan:  Beginning in 2007, our Parent established a bonus plan for all of its full time employees that have been employed for 90 days as of the end of a year (other than those employed by Quest Midstream GP). Under the plan, participating employees are eligible to receive a cash bonus of up to 15% of their base compensation (excluding bonuses and other extraordinary compensation) that is earned in the year for which the bonus is paid. The determination as to whether a bonus payment will be made under the bonus plan for any given year, and the amount of that payment, is solely within the discretion of our Parent’s compensation committee. Bonuses under the plan may be paid in either cash, stock of our Parent or a combination thereof. It is currently anticipated that bonuses under the plan would be paid in the form of stock (with such amounts being awarded under the Omnibus Stock Award Plan). Our Parent anticipates that the amount of the bonus paid to an employee would depend upon the employee’s performance during the prior year.

Equity Awards

Omnibus Stock Award Plan.  The total number of shares of our Parent’s stock that may be issued under the Omnibus Stock Award Plan is 2,200,000 shares. The Omnibus Stock Award Plan also permits the grant of incentive stock options for our Parent’s shares. The objectives of the Omnibus Stock Award Plan are to strengthen key employees’ and non-employee directors’ commitment to the success of our Parent, to stimulate key employees’ and non-employee directors’ efforts on its behalf and to help our Parent attract new employees with the education, skills and experience it needs and retain existing key employees. All of our Parent’s equity awards are issued under the Omnibus Stock Award Plan.

Management Annual Incentive Awards.  As described above, in 2006 our Parent’s compensation committee granted awards under the Bonus Plan that were comprised of 2/3 cash and 1/3 our Parent stock. In 2007, no stock awards will be made under the Bonus Plan because our Parent’s compensation committee will use the long-term incentive plan described below for equity awards.

Restricted Stock Awards.  In addition to the equity component of the management annual incentive plan described above, our Parent’s compensation committee granted certain restricted stock awards to certain named executive officers in connection with their acceptance of employment with our Parent.

Long-Term Incentive Plan.  For 2007, our Parent’s compensation committee added a new long-term incentive plan for the named executive officers under our Parent’s Omnibus Stock Award Plan. The new plan is intended to encourage participants to focus on long-term performance of our Parent and provide an opportunity for the named executive officers to increase their stake in our Parent through grants of restricted stock pursuant to the terms of the Omnibus Stock Award Plan. Our Parent’s compensation committee designed the long-term incentive plan to:

•	enhance the link between the creation of stockholder value and long-term named executive officers incentive compensation;

•	provide an opportunity for increased equity ownership by named executive officers; and

•	maintain a competitive level of total compensation.

Our Parent’s compensation committee determined the level of awards based on market data provided by T-P and the recommendations of the Chief Executive Officer (which in some cases were based on negotiations with named executive officers). Award levels vary among participants based on their position within our Parent. The awards are subject to the terms of an award agreement which outlines a vesting schedule (at the conclusion of each year of service, one-third of the award amount vests with the entire award vested at the end of three years) which is expected to help retain named executive officers as any unvested awards are forfeited if that individual terminates his employment without good reason. There are no additional performance criteria that must be met in order for the award to be earned. The vesting schedule for the awards accelerates if a named executive officer is terminated without cause by our Parent, or for good reason by the named executive officer.

We plan to issue our executive officers long-term equity based awards intended to compensate the officers based on the performance of our common units and their continued employment during the vesting period. These awards will be made pursuant to a long-term incentive plan that will be adopted by us and administered by our Parent; provided, however, that awards under the long-term incentive plan will be recommended by the compensation committee of our Parent and approved by the board of directors of Quest Energy GP, LLC. Please see “— Long-Term Incentive Plan.” The cost of such awards will be allocated to us pursuant to our Parent’s allocation methodology and subject to the terms of the omnibus agreement. The Quest Energy Partners equity-based awards that we intend to make to both our named executive officers and the directors of our general partner are intended to align their long-term interests with those of our unitholders.

The terms and amount of Quest Energy Partners equity awards that we intend to make to each of our directors under our long-term incentive plan will be recommended by our Parent’s compensation committee or its delegate and approved by our general partner.

Benefits.  Our Parent’s employees, including the named executive officers, who meet minimum service requirements are entitled to receive medical, dental, life and long-term disability insurance benefits for themselves (and after 12 months’ employment, 100% coverage for their dependents). Named executive officers also participate along with other employees in our Parent’s 401(k) plan and other standard benefits. Our Parent’s 401(k) plan provides for matching contributions by our Parent. Such benefits are provided equally to all our Parent employees, other than where benefits are provided pro rata based on the respective named executive officer’s salary (such as the level of disability insurance coverage).

Perquisites.  Our Parent believes its executive compensation program described above is generally sufficient for attracting talented executives and that providing large perquisites is neither necessary nor in our Parent’s stockholders’ best interests. Certain perquisites are provided to provide job satisfaction and enhance productivity. For example, our Parent provides an automobile for certain named executive officers, and on occasion family members and acquaintances have accompanied the Chief Executive Officer on business trips made on private charter flights. Named executive officers also are eligible to receive gym club memberships.

Long-Term Incentive Plan

Our general partner intends to adopt the Quest Energy GP, LLC Long-Term Incentive Plan for employees, consultants and directors of our general partner and any of its affiliates who perform services for us. The long-term incentive plan will consist of the following components: options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the long-term incentive plan is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The long-term incentive plan will limit the number of units that may be delivered pursuant to awards to 5% of the outstanding units on the effective date of the initial public offering of common units. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The plan will be administered by the compensation committee of our Parent’s board of directors, provided that administration may be delegated to such other committee as appointed by our general partner’s board of directors.

The plan administrator may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The plan will expire on the earliest of (1) the date units are no longer available under the plan for grants, (2) termination of the plan by the plan administrator or (3) the date 10 years following its date of adoption.

Restricted Units.  A restricted unit is a common unit that vests over a specified period of time and during that time is subject to forfeiture. The plan administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period.

Phantom Units.  A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the value of a common unit. The plan administrator may make grants of phantom units under the plan containing such terms as the plan administrator shall determine, including the period over which phantom units granted will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives.

Unit Options.  The long-term incentive plan will permit the grant of options covering common units. The plan administrator may make grants containing such terms as the plan administrator shall determine. Unit options must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit options granted will become exercisable over a period determined by the plan administrator.

Unit Appreciation Rights.  The long-term incentive plan will permit the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a common unit on the exercise date over the exercise price established for the unit appreciation right. Such excess will be paid in cash or common units. The plan administrator may make grants of unit appreciation rights containing such terms as the plan administrator shall determine. Unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant. In general, unit appreciation rights granted will become exercisable over a period determined by the plan administrator.

Distribution Equivalent Rights.  The plan administrator may, in its discretion, grant distribution equivalent rights, or DERs, as a stand-alone award or with respect to phantom unit awards or other award under the long-term incentive plan. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us during the period the right is outstanding. Payment of a DER issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Other Unit-Based Awards.  The long-term incentive plan will permit the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

Unit Awards.  The long-term incentive plan will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to the individual.

Change in Control; Termination of Service.  Awards under the long-term incentive plan will vest and/or become exercisable, as applicable, upon a “change in control” of us or our general partner, unless provided otherwise by the plan administrator. The consequences of the termination of a grantee’s employment, consulting arrangement or membership on the board of directors will be determined by the plan administrator in the terms of the relevant award agreement.

Source of Units.  Common units to be delivered pursuant to awards under the long-term incentive plan may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon the grant, vesting or payment of awards under the long-term incentive plan, the total number of common units outstanding will increase.

Compensation of Directors

Officers or employees of our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as a director of our general partner. Our general partner anticipates that each director who is not an officer or employee of our general partner or its affiliates will receive compensation for attending meetings of the board of directors and committees thereof. The amount of such compensation has not yet been determined.

In addition, each non-employee director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	each director of our general partner;

•	each named executive officer of our general partner; and

•	all directors and officers of our general partner as a group.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Percentage of
Total
		Percentage of		Percentage of	Common and
	Common	Common	Subordinated	Subordinated	Subordinated
	Units to be	Units to be	Units to be	Units to be	Units to be
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned	Owned	Owned	Owned

Quest Resource Corporation	4,956,702	36.2%	9,452,898	100%	62.2%
Jerry D. Cash(2)	—	—	—	—	—
David E. Grose(2)	—	—	—	—	—
David Lawler(2)	—	—	—	—	—
David Bolton(2)	—	—	—	—	—
Steve Hochstein(2)	—	—	—	—	—
Richard Marlin(2)	—	—	—	—	—
All directors and executive officers as a group (6 persons)	—	—	—	—	—

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 9520 North May Avenue, Suite 300, Oklahoma City, Oklahoma 73120.

(2)	Does not include common units that may be purchased in the directed unit program.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our general partner and its affiliates will own 4,956,702 common units and 9,452,898 subordinated units representing an aggregate 61.0% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Quest Energy Partners, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage
The consideration received by Quest Resource Corporation and its subsidiaries for the contribution of the assets and liabilities to us	• 4,956,702 common units;
• 9,452,898 subordinated units;
• 472,645 general partner units; and
• the incentive distribution rights.
Payments at or prior to closing	We intend to use the net proceeds of this offering to repay $ million of indebtedness under existing credit facilities of our Parent that are secured by the Partnership Properties.
Operational Stage
Distributions of available cash to our general partner and its affiliates	We will generally distribute 98% of our available cash to all unitholders, including affiliates of our general partner (as the holders of an aggregate of 4,956,702 common units and 9,452,898 subordinated units) and 2% of our available cash to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 23% of the distributions above the highest target distribution level.
Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our common units for four quarters, our general partner and its affiliates will receive an annual distribution of approximately $732,600 on their 2% general partner interest and $22.3 million on their common units and subordinated units.

Payments to our general partner and its affiliates	Our partnership agreement requires us to reimburse our general partner for all actual direct and indirect expenses it incurs or actual payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to our general partner by its affiliates. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. We do not expect to incur any additional fees or to make other payments to these entities in connection with operating our business. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Our Management Services Agreement requires us to reimburse Quest Energy Service for its expenses incurred on our behalf. Please read ‘‘— Agreements Governing the Transactions — Management Services Agreement” below.
Withdrawal or removal of the general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of that interest. Please read ‘‘The Partnership Agreement — Withdrawal or Removal of the General Partner.”
Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various documents and agreements that will effect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement.  Upon the closing of this offering, we will enter into an omnibus agreement with our Parent that will govern our relationship with it and its subsidiaries with respect to certain matters not governed by the management services agreement.

Under the omnibus agreement, our Parent and its subsidiaries will agree not to engage in, whether by acquisition, construction or otherwise, the exploration and production of gas in the Cherokee Basin, unless such opportunity is first offered to us. Except as provided above, our Parent will not be restricted, under either our partnership agreement or the omnibus agreement, from competing with us and may acquire, construct or dispose of additional gas and oil properties or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Additionally, our Parent will indemnify us against certain losses.

Any or all of the provisions of the omnibus agreement, other than the indemnification provisions described above, will be terminable by our Parent at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The omnibus agreement will also terminate in the event of a change of control of us or our general partner.

Midstream Services Agreement.  Upon completion of this offering, we will become a party to an existing midstream services and gas dedication agreement between our Parent and Quest Midstream pursuant to which Quest Midstream will gather substantially all of the gas from wells operated by us in the Cherokee Basin. Please read “Business — Gas Gathering — Midstream Services Agreement.” The gathering fees payable to Quest Midstream under the midstream services agreement in some cases exceed the amount we are able to charge to royalty owners under our gas leases for gathering and compression.

Management Services Agreement.  We intend to enter into a management services agreement with Quest Energy Service pursuant to which Quest Energy Service will provide us with legal, accounting, finance, tax, property management, engineering, risk management and acquisition services in respect of opportunities for us to acquire long-lived, stable and proved gas and oil reserves.

We will reimburse Quest Energy Service for the reasonable costs of the services it provides to us. The employees of Quest Energy Service will also manage the operations of our Parent and Quest Midstream and will be reimbursed by our Parent and Quest Midstream for general and administrative services incurred on their respective behalf. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to Quest Energy Service by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Our general partner has the right and the duty to review the services provided, and the costs charged, by Quest Energy Service under the management services agreement. Our general partner may in the future cause us to hire additional personnel to supplement or replace some or all of the services provided by Quest Energy Service, as well as employ third-party service providers. If we were to take such actions, they could increase the overall costs of our operations.

The management services agreement is not terminable by us so long as our Parent controls our general partner. Thereafter, the agreement is terminable by either us or Quest Energy Service upon six months’ notice.

Quest Energy Service will not be liable to us for its performance of, or failure to perform, services under the management services agreement unless its acts or omissions constitute gross negligence or willful misconduct. Please read “Management — Reimbursement of Expenses of our General Partner.”

Midstream Omnibus Agreement.  In addition, as of the closing of the offering, we will be subject to the midstream omnibus agreement dated as of December 22, 2006, among Quest Midstream, Quest Midstream’s general partner, Quest Midstream’s operating subsidiary and our Parent so long as we are an affiliate of our Parent and our Parent or any of its affiliates controls Quest Midstream.

The midstream omnibus agreement will restrict us from engaging in the following businesses (each of which is referred to in this prospectus as a “Restricted Business”) —

•	the gathering, treating, processing and transporting of gas in North America;

•	the transporting and fractionating of gas liquids in North America;

•	any other midstream activities, including but not limited to crude oil storage, transportation, gathering and terminaling;

•	constructing, buying or selling any assets related to the foregoing businesses; and

•	any line of business other than those described in the preceding bullet points that generates “qualifying income”, within the meaning of Section 7704(d) of the Code, other than any business that is primarily engaged in the exploration for and production of oil or gas and the sale and marketing of gas and oil derived from such exploration and production activities.

If a business described in the last bullet point above has been offered to Quest Midstream and it has declined the opportunity to purchase that business, then that line of business is no longer considered a Restricted Business.

The following are not considered a Restricted Business —

•	the ownership of a passive investment of less than 5% in an entity engaged in a Restricted Business;

•	any business in which Quest Midstream permits us to engage;

•	the ownership or operation of assets used in a Restricted Business if the value of the assets is less than $4 million; and

•	any business that we have given Quest Midstream the option to acquire and it has elected not to purchase.

Subject to certain exceptions, if we were to acquire any midstream assets in the future pursuant to the above provisions, then Quest Midstream will have a preferential right to acquire those midstream assets in the event of a sale or transfer of those assets by us.

If we acquire any acreage located outside the Cherokee Basin that is not subject to any existing agreement with an unaffiliated party to provide midstream services, Quest Midstream will have a preferential right to offer to provide midstream services to us in connection with wells to be developed by us on that acreage.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including our Parent and Quest Midstream) on the one hand, and our partnership and our limited partners, on the other hand. In addition, the directors and officers of our general partner serve in similar capacities for our Parent and some of its affiliates. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee, comprised of at least two independent directors. Our general partner may, but is not required to, seek the approval of the resolution of the conflict of interest from the conflicts committee of its board of directors.

Our general partner is responsible for identifying any such conflict of interest and our general partner may choose to resolve the conflict of interest by any one of the methods described in the following sentence. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, which approval may be granted in advance of a known conflict, if such approval is contingent upon compliance with pre-approved, documented guidelines and procedures, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner seeks approval from the conflicts committee, the conflicts committee will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. If a matter is submitted to the conflicts committee and the conflicts committee does not approve the matter, we will not proceed with the matter unless and until the matter has been modified in such a manner that the conflicts committee determines is fair and reasonable to us. If our general partner does not seek approval from the conflicts committee, the board of directors of our general partner may adopt a resolution with respect to a conflict of interest provided that interested directors have recused themselves from participation. If the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to believe he or she is acting in the best interests of the partnership.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Under the omnibus agreement, our Parent and its subsidiaries have agreed not to engage in the businesses described under “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement”, subject to certain limitations. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Immediately after the closing of this offering, our Parent will have gas and oil leases covering approximately 14,000 net acres in New Mexico, Pennsylvania and Texas. There are currently no proved reserves associated with these properties. Our Parent may acquire, develop or dispose of additional gas or oil properties or other assets outside of the Cherokee Basin in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

If our Parent does engage in competition with us it could have an adverse impact on our results of operations and ability to make distributions to our unitholders.

Neither our partnership agreement nor any other agreement requires our Parent to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Parent’s directors have a fiduciary duty to make these decisions in the best interests of the owners of our Parent, which may be contrary to our interests.

Because certain of the directors of our general partner are also directors and/or officers of our Parent, such directors have fiduciary duties to our Parent that may cause them to pursue business strategies that disproportionately benefit our Parent or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as our Parent, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its right to make a determination to receive Class B units in exchange for resetting the target distribution levels related to its incentive distribution rights, its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

We do not have any officers and rely solely on officers of our general partner and employees of Quest Energy Service, LLC and its affiliates for the management of our business.

We will rely upon officers of our general partner and employees of affiliates of our general partner to manage our business. We intend to enter into a management services agreement with Quest Energy Service, LLC. Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers and employees of our general partner are not required to work full time on our affairs. In addition, certain of the officers of our general partner, including the chief executive officer and chief financial officer, will also serve as officers of affiliates of the general partner.

Our partnership agreement limits the liability of our general partner, reduces its fiduciary duties, and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owner, our Parent. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions either in its individual capacity, as opposed to in its capacity as our general partner or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity will be made by a majority of the owners of our general partner, and not by the board of directors of our general partner. Examples include:

•	its right to reset the target distribution levels of its incentive distribution rights at higher levels and receive, in connection with this reset, a number of Class B units that are convertible at any time following the first anniversary of the issuance of these Class B units into common units;

•	its limited call right;

•	its rights to vote and transfer the units it owns;

•	its registration rights; and

•	its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement;

•	provides that the general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable”, our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and nonappealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner or the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

If you purchase any common units, you will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith”, our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, our general partner may use an amount equal to $27.5 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and the general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permit us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, Quest Cherokee, or its operating subsidiaries.

Our general partner determines which costs incurred by our Parent and its affiliates are reimbursable by us.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue Class B units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or our unitholders. This ability may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (23%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “How We Make Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that the general partner or the officers and directors of our general partner acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and the officers, directors, and managers of our general partner and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and nonappealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to unitholders under our partnership agreement. For a description of the rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section, “How We Make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of unitholders under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.          will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

If we become subject to U.S. laws with respect to the ownership of interests in oil and gas leases on federal lands, our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible Holders. In such event, transferees will be required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to certify, that the unitholder is an Eligible Holder. As of the date hereof, an Eligible Holder means a person or entity qualified to hold an interest in gas and oil leases on federal lands. As used herein, an Eligible Holder means: (1) a citizen of the

United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

In such event, if a transferee fails to furnish a transfer application containing the required certification, a certification within 30 days after request or provides a false certification, then such transfer will be void or we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by such unitholder at the then-current market price of the units. Further, the units held by such unitholder will not be entitled to any allocations of income or loss, distributions or voting rights. The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 7% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was formed in July 2007 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than acquisition, exploitation and development of oil and gas properties, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Please also read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Midstream Omnibus Agreement” for a description of certain restrictions on our ability to engage in other business activities.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement. Please read “— Amendment of the Partnership Agreement.”

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and the approval of a majority of the outstanding subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the outstanding common units and Class B units, if any, voting as a single class.

In voting their common, Class B and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional common units	No approval right. Please read “— Issuance of Additional Securities.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale, or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the units, excluding units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2017 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the units, excluding units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2017. Please read “— Transfer of General Partner Units.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to , 2017. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in the general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in Kansas and Oklahoma and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our member interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities that may effectively rank senior to our common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval”, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately 62.2% of our outstanding common and subordinated units.

No Unitholder Approval.  Our general partner generally may make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating company nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution and second target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “How We Make Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels;” or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to our partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to          , 2017 without obtaining the approval of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after          , 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units and Class B units, if any, voting as a separate class, and subordinated units, voting as a separate class, including those held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner, its owners and their affiliates will own approximately 62.2% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for the transfer by our general partner of all, but not less than all, of its general partner units in us to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity,

our general partner may not transfer all or any part of its general partner units to another person prior to          , 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, our Parent, as the sole member of our general partner, may sell or transfer all or part of its ownership interest in the general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to          , 2017, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after          , 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change our management. If any person or group other than our general partner, our Parent and their affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

The general partner’s right to purchase common units pursuant to this limited call right will be subject to the general partner’s compliance with applicable securities and other laws.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes except such units may be considered to be outstanding for purposes of the withdrawal of our general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and Class B units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Eligible Holders; Redemption

If we become subject to U.S. laws with respect to the ownership interests in oil and gas leases on federal lands, our general partner has the right under our partnership agreement to institute procedures, by giving notice to each of our unitholders, that would require transferees of common units and, upon the request of our general partner, existing holders of our common units to certify that they are Eligible Holders. In such event, transferees will be required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to certify, that the unitholder is an Eligible Holder. As of the date hereof, an Eligible Holder means a person or entity qualified to hold an interest in gas and oil leases on federal lands. As used herein, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If we become subject to U.S. laws with respect to the ownership interests in oil and gas leases on federal lands, and a transferee or unitholder, as the case may be, fails to furnish:

•	a transfer application containing the required certification,

•	a certification within 30 days after request, or

•	provides a false certification,

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by such unitholder at the then-current market price of the units. Further, the units held by such unitholder will not be entitled to any allocations of income or loss, distributions or voting rights.

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 7% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of or owner of an equity interest in a general partner or any departing general partner;

•	any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in the preceding three bullet points;

•	any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner, our Parent, our officers and directors or any of their respective affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and structuring fees. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, and our Parent will hold an aggregate of 4,956,702 common units and 9,452,898 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Our Parent, our partnership, our general partner and the directors and executive officers of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a summary of the material United States federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Stinson Morrison Hecker LLP, counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Quest Energy Partners, L.P. and our operating company.

The following discussion does not comment on all federal income tax matters affecting us or prospective unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (“IRAs”), real estate investment trusts (“REITs”) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Stinson Morrison Hecker LLP and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Stinson Morrison Hecker LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this summary may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Stinson Morrison Hecker LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); (3) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “— Tax Treatment of Operations — Depletion Deductions”); (4) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of any such deduction to any unitholder (please read “— Tax Treatment of Operations — Deduction for United States Production Activities”); and (5) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, production, marketing, transportation, storage and processing of natural resources including gas, crude oil and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that approximately     % of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Stinson Morrison Hecker LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our classification as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Stinson Morrison Hecker LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Stinson Morrison Hecker LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Stinson Morrison Hecker LLP has relied are:

•	Neither we, nor the operating company has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Stinson Morrison Hecker LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net earnings would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Stinson Morrison Hecker LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Quest Energy Partners, L.P. will be treated as partners of Quest Energy Partners, L.P. for federal income tax purposes. Also:

•	assignees who are awaiting admission as limited partners, and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Quest Energy Partners, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Quest Energy Partners, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Please read “— Tax Treatment of Operations — Taxable Year and Accounting Method.”

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities”, will be treated as a distribution of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables”, including depreciation recapture, and/or substantially appreciated “inventory items”, both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ended          , 2009, will be allocated, on a cumulative basis, an amount of

federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2009 the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depletion, depreciation or amortization for federal income tax purposes or that is depletable, depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the adjusted tax basis of the underlying producing properties, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities. Moreover, a unitholder’s at risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the basis of that property.

The at risk limitation applies on an activity-by-activity basis, and in the case of gas and oil properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s gas and oil properties. It is uncertain how this rule is implemented in the case of multiple gas and oil properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his units as a whole.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether a gas and oil property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net earnings may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. Gross income may also be allocated to holders of subordinated units after the close of the subordination period to the extent necessary to give them economic rights at liquidation identical to the rights of common units. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

For tax purposes, we are required to adjust the “book” basis of all assets contributed to us by our general partner and its affiliates, referred to below as “Contributed Property”, to their fair market values at the time this offering closes. We are further required to adjust this book basis for each asset in proportion to tax depreciation or amortization we later claim with respect to the asset. Section 704(c) principles set forth in Treasury regulations require that subsequent allocations of depreciation, gain, loss and similar items with respect to the asset take into account, among other things, the difference between the “book” and tax basis of the asset. In this context, we use the term “book” as that term is used in Treasury regulations relating to partnership allocations for tax purposes. The “book” value of our property for this purpose may not be the same as the book value of our property for financial reporting purposes.

For example, a substantial portion of our Contributed Property will be depletable property with a “book” basis in excess of its tax basis. Section 704(c) principles generally will require that depletion with respect to each such property be allocated disproportionately to purchasers of common units in this offering and away from our general partner and its affiliates. To the extent these disproportionate allocations do not produce a result to holders of common units similar to that which would be the case if all of our initial assets had a tax basis equal to their “book” basis on the date this offering closes, purchasers of common units in this offering will be allocated the additional tax deductions needed to produce that result as to any asset with respect to which we elect the “remedial method” of taking into account the difference between the “book” and tax basis of the asset.

In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) allocations”, similar to the Section 704(c) allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the “book” basis and the fair market value of all property held by us at the time of the future transaction.

In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by unitholders that did not receive the benefit of such deduction. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required under Section 704(c) principles, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Stinson Morrison Hecker LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election”, “— Uniformity of Units” and “— Disposition of Common Units — Allocations Between Transferors and Transferees”, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s (unitholder’s) share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and all of these distributions would appear to be ordinary income.

Stinson Morrison Hecker LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

The timing of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “— Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our units. Please read “— Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Taxable Year and Accounting Method.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year different from our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Depletion Deductions.  Subject to the limitations on deductibility of losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our gas and oil interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s daily production of domestic crude oil, or the gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between gas and oil production, with 6,000 cubic feet of domestic gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our gas and oil interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs.  We will elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to gas and oil wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in crude oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of gas) on average for any day during the taxable year or in the retail marketing of gas and oil products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Deduction for United States Production Activities.  Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the “Section 199 deduction”, equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentages are 6% for qualified production activities income generated in the years 2007, 2008, and 2009; and 9% thereafter.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs.  The cost of acquiring gas and oil leaseholder or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “— Tax Treatment of Operations — Depletion Deductions.”

Geophysical Costs.  The cost of geophysical exploration incurred in connection with the exploration and development of gas and oil properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs.  Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses which are reasonable in amount.

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of those assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and its affiliates. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Part or all of the goodwill, going concern value and other intangible assets we acquire in connection with this offering may not produce any amortization deductions, either because of the application of the “anti-churning” restrictions of Section 197 or because our general partner determines not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of such property immediately prior to this offering. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract

with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Stinson Morrison Hecker LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Transfer Notification Requirements.  A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. Please read “— Tax Treatment of Operations — Taxable Year and Accounting Method.” We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. Any non-uniformity could have a negative impact on the value of the units. The timing of deductions attributable to Section 743(b) adjustments to the common basis of our assets with respect to persons purchasing units after this offering may affect the uniformity of our units. Please read “— Tax Consequences of Unit Ownership — Section 754 election.” For example, we may not elect the remedial allocation method under Section 704(c) principles with respect to certain of our intangible assets (please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction”), and it is possible that we own, or will acquire, certain assets that are not subject to the typical rules governing depreciation (under Section 168 of the Internal Revenue Code) or amortization (under Section 197 of the Internal Revenue Code) of assets. Any or all of these factors could cause the timing of a purchaser’s deductions to differ, depending on when the unit he purchased was issued.

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Our counsel, Stinson Morrison Hecker LLP, is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by his or her share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his or her common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. Income derived from the ownership of an interest in a “qualified publicly traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership.

Nonresident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net earnings or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity”, which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Stinson Morrison Hecker LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our Parent as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters”, but we believe we are not a tax shelter.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction”, we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties”,

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We initially will own property or conduct business in Kansas and Oklahoma. We may also own property or conduct business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from those jurisdictions falls below the filing and payment requirements, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do conduct or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Stinson Morrison Hecker LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

SELLING UNITHOLDER

If the underwriters exercise all or any portion of their over-allotment option, we will issue up to 1,312,500 additional common units, and we will redeem an equal number of units from our Parent, who may be deemed to be a selling unitholder in this offering. The redemption price per common unit will be equal to the price per common unit (net of underwriting discounts and a structuring fee) sold to the underwriters upon exercise of their option. The structuring fee is equal to 0.5% of the gross proceeds of this offering including any exercise of the underwriters’ over-allotment option and will be paid to A.G. Edwards & Sons, Inc. for its assistance in the evaluation, analysis and structuring of our partnership and this offering.

The following table sets forth information concerning the ownership of common and subordinated units by our Parent. The numbers in the table are presented assuming:

•	the underwriters’ over-allotment option is not exercised; and

•	the underwriters exercise their option to purchase additional units in full.

Units Owned Immediately
	Units Owned		After Exercise of
	Immediately After		Underwriters’ Option and
	this Offering		Related Unit Redemption
Assuming
	Assuming		Underwriters’
	Underwriters’		Option is
	Option is		Exercised
Name of Selling Unitholder	Not Exercised	Percent(1)	in Full	Percent(1)

Quest Resource Corporation
Common units	4,956,702	21.0%	3,644,202	15.4%
Subordinated units	9,452,898	40.0%	9,452,898	40.0%

(1)	Percentage of total units outstanding, including common units, subordinated units and general partner units.

INVESTMENT IN QUEST ENERGY PARTNERS, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities (i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable, and registered under some provisions of the federal securities laws);

(b) the entity is an “operating company”, (i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries); or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement between us and the underwriters, the underwriters have agreed severally to purchase from us the following number of common units at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Number of
Underwriters	Common Units

A.G. Edwards & Sons, Inc.
Wachovia Capital Markets, LLC.
RBC Capital Markets Corporation
Friedman, Billings, Ramsey & Co., Inc.

8,750,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such common units if any of the common units are purchased. The underwriters are obligated to take and pay for all of the common units offered by this prospectus, other than those covered by the over-allotment option described below, if any are taken.

The underwriters have advised us that they propose to offer the common units to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a selling concession not in excess of $      per common unit. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $      per common unit to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters, but any such changes will not affect the net proceeds to be received by us in the offering.

Option to Purchase Additional Units.  Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable in whole or in part for 30 days after the date of this prospectus, to purchase up to 1,312,500 additional common units at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

To the extent the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional units as the number set forth next to such underwriter’s name in the preceding table bears to the total number of units in the table, and we will be obligated, pursuant to the option, to sell such units to the underwriters.

Lock-Up Agreements.  We, our general partner, our Parent, the directors and executive officers of our general partner and our Parent have agreed that during the 180 days after the date of this prospectus, we and they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate, enter into any derivative transaction with similar effect as a sale or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units within the time period of the lock-up, other than (1) pursuant to employee benefit plans as in existence as of the date of this prospectus, (2) to affiliates, (3) in connection with accretive acquisitions of assets or businesses in which common units are issued as consideration, or (4) in connection with the over-allotment option; provided, however, any such recipient of common units will furnish to A.G. Edwards & Sons, Inc. a letter agreeing to be bound by these provisions for the remainder of the 180-day period. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above shall continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. A.G. Edwards & Sons, Inc. may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate, enter into any derivative transaction with similar effect as a sale or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units prior to the expiration of such 180-day period in whole or in part at anytime without notice. A.G. Edwards & Sons, Inc. has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, A.G. Edwards & Sons, Inc., in deciding whether to grant its consent, will consider the unitholder’s reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time of the request for such release. However, A.G. Edwards & Sons, Inc. has informed us that as of the date of this prospectus there are no agreements between A.G. Edwards & Sons, Inc. and any party that would allow such party to transfer any common units, nor does it have any intention of releasing any of the common units subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

IPO Pricing.  Prior to this offering, there has been no public market for the common units. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors that will be considered in determining the public offering price include the following:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	our prospects for future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

Discounts and Commissions.  The following table summarizes the discounts that we will pay to the underwriters in connection with the offering, excluding a financial advisory fee for evaluation, analysis and structuring of our partnership and this offering. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option.

	No Exercise	Full Exercise

Per common unit	$	$

Total	$	$

We estimate that total expenses of this offering, other than underwriting discounts and commissions, will be approximately $      million.

Indemnification.  We, our general partner and our Parent have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required with respect to these liabilities.

Stabilization.  Until the distribution of the common units is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common units. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common units.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

•	Syndicate-covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, resulting in a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise.

The underwriters will deliver a prospectus to all purchasers of common units in the short sales. The purchasers of common units in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of common units covered by this prospectus.

The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

Directed Unit Program.  At our request, the underwriters are reserving up to 437,500 common units for sale at the initial public offering price to directors, officers, employees, family members of directors, officers and employees, business associates and other third parties through a directed unit program. We do not know if our directors, officers, employees, family members of directors, officers and employees, business associates and other third parties will choose to purchase all or any portion of the reserved units, but any purchases they do make will reduce the number of common units available to the general public. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

No sales to accounts over which any underwriter exercises discretionary authority may be made without the prior written approval of the customer.

Financial Advisory Services Fee.  A.G. Edwards & Sons, Inc. will earn 0.5% of the gross proceeds of the offering, including any exercise of the underwriters’ over-allotment option, for financial advisory services rendered to us. The NASD considers this fee to represent compensation earned in connection with this offering.

Electronic Prospectuses.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through such website, is not part of the prospectus.

Conflicts/Affiliates.  Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us, our Parent and its affiliates. They have received customary fees and commissions for these transactions. Royal Bank of Canada, an affiliate of RBC Capital Markets Corporation, is the administrative agent and a lender under Quest Midstream’s credit facility. RBC Capital Markets Corporation acted as the lead arranger and sole bookrunner for Quest Midstream’s credit facility.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The carve out financial statements of Quest Energy Partners Predecessor as of December 31, 2005 and 2006 and for the fiscal year ended May 31, 2004, the seven months ended December 31, 2004 and the years ended December 31, 2005 and 2006 included in this prospectus have been audited by Murrell, Hall, McIntosh & Co., PLLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information included in this prospectus as of May 31, 2004 and December 31, 2004, 2005 and 2006, relating to our estimated quantities of gas and oil reserves, is derived from reserve reports prepared by Cawley, Gillespie & Associates, Inc., of Ft. Worth, Texas. This information is included in this prospectus in reliance upon this firm as an expert in matters contained in the reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

INDEX TO FINANCIAL STATEMENTS

QUEST ENERGY PARTNERS, L.P. UNAUDITED PRO FORMA FINANCIAL STATEMENTS
Introduction	F-2
Unaudited Pro Forma Balance Sheet as of March 31, 2007	F-3
Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2006	F-4
Unaudited Pro Forma Statement of Operations for the Three Months Ended March 31, 2007	F-5
Notes to Unaudited Pro Forma Financial Statements	F-6

QUEST ENERGY PARTNERS, L.P. PREDECESSOR AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-8
Carve Out Balance Sheets as of December 31, 2005 and 2006	F-9
Carve Out Statements of Operations for the Fiscal Year Ended May 31, 2004, Seven Months Ended December 31, 2004 and the Years Ended December 31, 2005 and 2006	F-10
Carve Out Statements of Cash Flows for the Fiscal Year Ended May 31, 2004, Seven Months Ended December 31, 2004 and the Years Ended December 31, 2005 and 2006	F-11
Carve Out Statements of Partners’ Capital for the Fiscal Year Ended May 31, 2004, Seven Months Ended December 31, 2004 and the Years Ended December 31, 2005 and 2006	F-12
Notes to Carve Out Financial Statements	F-13

QUEST ENERGY PARTNERS, L.P. PREDECESSOR UNAUDITED FINANCIAL STATEMENTS
Carve Out Balance Sheets as of December 31, 2006 and March 31, 2007	F-43
Carve Out Statements of Operations for the Three Months Ended March 31, 2006 and 2007	F-44
Carve Out Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2007	F-45
Condensed Notes to Carve Out Financial Statements	F-46

QUEST ENERGY PARTNERS, L.P. AUDITED BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-61
Balance Sheet as of July 19, 2007	F-62
Note to Balance Sheet	F-63

QUEST ENERGY GP, LLC AUDITED BALANCE SHEET
Report of Independent Registered Public Accounting Firm	F-64
Balance Sheet as of July 19, 2007	F-65
Note to Balance Sheet	F-66

QUEST ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma financial statements of Quest Energy Partners, L.P. (the “Partnership”) as of March 31, 2007 and for the year ended December 31, 2006 and the three months ended March 31, 2007 are based on the historical balance sheet and results of operations of Quest Energy Partners, L.P. Predecessor (the “Predecessor”). The unaudited pro forma financial statements of the Partnership have been derived from the historical financial statements of the Predecessor included elsewhere in this prospectus and are qualified in their entirety by reference to such historical financial statements and related notes contained therein. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes and with the historical financial statements and related notes of the Predecessor.

The unaudited pro forma financial statements reflect the following transactions:

•	the contribution by Quest Resource Corporation of its Cherokee Basin gas and oil leases and related equipment to the Partnership (the “Partnership Properties”);

•	the issuance by the Partnership to Quest Energy GP, LLC (the “General Partner”) of 472,645 general partner units representing its initial 2.0% general partner interest in the Partnership, and all of the incentive distribution rights, which incentive distribution rights will entitle the General Partner to increasing percentages of the cash the Partnership distributes in excess of $0.445625 per unit per quarter;

•	the Partnership’s issuance to Quest Resource Corporation of 4,956,702 common units and 9,452,898 subordinated units, representing an aggregate 61.0% limited partner interest in the Partnership;

•	the Partnership’s issuance of 8,750,000 common units to the public in a public offering, representing an aggregate 37.0% limited partner interest in the Partnership;

•	the Partnership’s borrowing of $75.0 million under the Partnership’s new credit facility;

•	the repayment of indebtedness under existing credit facilities of Quest Resource Corporation that are secured by the Partnership Properties using the net proceeds of the 8,750,000 common unit public offering and the borrowings of $75.0 million under the Partnership’s new credit facility;

•	the Partnership’s entry into an Omnibus Agreement with Quest Resource Corporation and the General Partner, which will address, among other things, the provision of, and the reimbursement for, general and administrative and operating services and indemnification matters;

•	the Partnership’s entry into a Management Services Agreement with Quest Energy Service, LLC, which will provide for the provision of, and the reimbursement for, general and administrative, operating and acquisition services; and

•	the Partnership becoming a party to the Midstream Services and Gas Dedication Agreement dated as of December 22, 2006, but effective as of December 1, 2006, between Bluestem Pipeline, LLC and Quest Resource Corporation, pursuant to which Bluestem Pipeline, LLC will provide gathering, dehydration, treating and compression services to the Partnership in exchange for contracted fees.

The unaudited pro forma balance sheet and results of operations were derived by adjusting the historical financial statements of the Predecessor to reflect the above transactions. The adjustments are based on currently available information and certain estimates and assumptions; therefore, the actual effect of the above transactions will differ from pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

QUEST ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA BALANCE SHEET
MARCH 31, 2007

	Predecessor	Pro Forma				Partnership
	Historical	Adjustments				Pro Forma
	(In thousands)

ASSETS
Current assets:
Cash	$—		$175,000	(a	)	$5,925
			75,000	(b	)
			(225,000		)(c)
			(13,700		)(d)
			(5,375		)(e)
Restricted cash	1,150					1,150
Accounts receivable, trade	11,899					11,899
Other receivables	1,415					1,415
Inventory	3,981					3,981
Other current assets	1,859					1,859
Short-term derivative asset	2,781					2,781

Total current assets	23,085		5,925			29,010
Property and equipment, net of accumulated depreciation of $5,183	17,017					17,017
Oil and gas properties:
Properties being amortized	335,067					335,067
Properties not being amortized	12,012					12,012

	347,079					347,079
Less: Accumulated depreciation, depletion, amortization and impairment	(99,399)					(99,399)

Net property, plant and equipment	247,680					247,680
Other assets, net	8,936		(6,716		)(f)	2,220
Long-term derivative asset	2,695					2,695

Total assets	$299,413		$(791)			$298,622

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$14,956	$				$14,956
Revenue payable	6,440					6,440
Accrued expenses	2,057					2,057
Current portion of notes payable	228					228
Short-term derivative liability	10,457					10,457

Total current liabilities	34,138					34,138

Non-current liabilities:
Long-term derivative liability	6,078					6,078
Asset retirement obligation	1,477					1,477
Notes payable	225,348		(225,000		)(c)	75,348
			75,000	(b	)
Less: current maturities	(228)					(228)

Total non-current liabilities	232,675		(150,000)			82,675

Total liabilities	266,813		(150,000)			116,813

Commitments and contingencies	—		—			—
Partners’ capital:
Partners’ capital	45,653		175,000	(a	)	194,862
			(13,700		)(d)
			(6,716		)(f)
			(5,375		)(e)
Accumulated other comprehensive income	(13,053)					(13,053)

Total partners’ capital	32,600		149,209			181,809

Total liabilities and partners’ capital	$299,413		$(791)			$298,622

See accompanying notes to unaudited pro forma financial statements.

QUEST ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	Predecessor	Pro Forma				Partnership
	Historical	Adjustments				Pro Forma
	(In thousands, except per unit data)

Revenues:
Oil and gas sales	$65,551	$				$65,551
Other revenue/(expense)	(83)					(83)

Total revenues	65,468					65,468
Costs and expenses:
Oil and gas production	20,142					20,142
Transportation expense	18,344		8,398		(g)	26,742
General and administrative expenses	8,149					8,149
Depreciation, depletion and amortization	25,521					25,521
Provision for impairment of gas and oil properties	30,719					30,719

Total costs and expenses	102,875		8,398			111,273

Operating income (loss)	(37,407)		(8,398)			(45,805)

Other income (expense):
Change in derivative fair value	6,410					6,410
(Loss)/gain on sale of assets	(7)					(7)
Interest expense	(16,935)		(5,375		)(e)	(18,527)
			(7,089		)(f)
			16,872	(h	)
			(6,000		)(i)
Interest income	390					390

Total other income (expense)	(10,142)		(1,592)			(11,734)

Net income (loss)	$(47,549)		$(9,990)			$(57,539)

General partner’s interest in net income (loss)						$(1,151)

Limited partners’ interest in net income (loss)						$(56,388)

Net income (loss) per limited partner unit						$(2.43)

Weighted average number of limited partner units outstanding						23,160

See accompanying notes to unaudited pro forma financial statements.

QUEST ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2007

	Predecessor	Pro Forma				Partnership
	Historical	Adjustments				Pro Forma
	(In thousands, except per unit data)

Revenues:
Oil and gas sales	$25,549	$				$25,549
Other revenue/(expense)	(13)					(13)

Total revenues	25,536					25,536
Costs and expenses:
Oil and gas production	7,244					7,244
Transportation expense	6,344					6,344
General and administrative expenses	1,753					1,753
Depreciation, depletion and amortization	6,737					6,737

Total costs and expenses	22,078					22,078

Operating income (loss)	3,458					3,458

Other income (expense):
Change in derivative fair value	(464)					(464)
Gain/(loss) on sales of assets	107					107
Interest expense	(6,971)		(5,375		)(e)	(13,602)
			(6,716		)(f)
			6,960	(h	)
			(1,500		)(i)
Interest income	177					177

Total other income (expense)	(7,151)		(6,631)			(13,782)

Net income (loss)	$(3,693)		$(6,631)			$(10,324)

General partner’s interest in net income (loss)						$(206)

Limited partners’ interest in net income (loss)						$(10,118)

Net income (loss) per limited partner unit						$(0.44)

Weighted average number of limited partner units outstanding						23,160

See accompanying notes to unaudited pro forma financial statements.

QUEST ENERGY PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma financial statements have been prepared based upon historical financial information of the Predecessor, giving effect to the transactions described in the Introduction to these unaudited pro forma financial statements and other related adjustments described in these footnotes as if those transactions had taken place on March 31, 2007 in the case of the pro forma balance sheet, or as of January 1, 2006, in the case of the pro forma statement of operations for the twelve months ended December 31, 2006 and the three months ended March 31, 2007. These unaudited pro forma financial statements are not necessarily indicative of the results that would have been achieved had the transactions described in the Introduction to these unaudited pro forma financial statements actually taken place at the dates indicated, and do not purport to be indicative of future financial position or operating results. The unaudited pro forma financial statements should be read in conjunction with the historical financial statements of the Predecessor and the notes thereto.

The historical financial statements were prepared using specific identification of income and expenses and assets and liabilities, where available, and, where not available, include allocations and estimates that management believes are reasonable and appropriate under the circumstances. However, these allocations and estimates may not necessarily reflect the operating results for the periods presented had Quest Energy Partners, L.P. operated as a separate entity.

We expect to incur $1.5 million of general and administrative expenses per year as a result of being a publicly traded limited partnership separate from Quest Resource Corporation, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation, which amount approximates the amount included in the Predecessor financial statements related to similar expenses incurred by Quest Resource Corporation. As a result, no adjustment has been made in the pro forma financial statements for incremental general and administrative expenses related to our being a publicly traded limited partnership.

The accounting policies and presentation used in the preparation of these unaudited pro forma financial statements are those set out in the audited historical financial statements of the Predecessor included elsewhere in this Prospectus.

2.	Pro Forma Adjustments and Assumptions

(a) Reflects estimated gross proceeds to the Partnership of $175.0 million from the issuance and sale of 8,750,000 common units at an assumed initial public offering price of $20.00 per common unit.

(b) Reflects $75.0 million of borrowings under the Partnership’s new credit facility.

(c) Reflects repayment of $225.0 million of loan principal indebtedness under the Predecessor’s credit facilities that is secured by the Partnership Properties.

(d) Reflects the estimated fees and expenses of $13.7 million related to the issuance and sale of 8,750,000 common units.

(e) Reflects the payment of prepayment penalties of $5.4 million associated with loan repayment described in (c) above.

(f) Reflects the write off of loan costs associated with loan repayment described in (c) above.

(g) Reflects incremental gathering, treating, dehydration and compression fees under the Midstream Services and Gas Dedication Agreement with Quest Midstream at $1.60 per MMBtu.

(h) Adjusts interest expense as a result of loan repayment described in (c) above.

QUEST ENERGY PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

(i) Represents interest expense associated with borrowings under the Partnership’s new credit facility described in (b) above. Interest expense is calculated assuming an estimated annual interest rate of 8.0%. A one percentage point change in the interest rate would change pro forma interest expense by $750,000 for the year ended December 31, 2006 and $187,500 for the three months ended March 31, 2007.

3.	Pro Forma Net Income (Loss) Per Limited Partner Unit

Pro forma net income (loss) per limited partner unit is determined by dividing the pro forma net income (loss) that would have been allocated to the common and subordinated unitholders, which is 98% of the pro forma net income, by the number of common and subordinated units expected to be outstanding (23,159,600). All units were assumed to have been outstanding since January 1, 2006. Basic and diluted pro forma net income (loss) per limited partner unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of the Partnership. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income (loss) per limited partner unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Quest Energy Partners, L.P.

We have audited the accompanying carve out balance sheets of Quest Energy Partners, L.P. Predecessor (the “Company”) as of December 31, 2005 and 2006, and the related carve out statements of operations, cash flows and partners’ capital for the year ended May 31, 2004, the seven months ended December 31, 2004 and the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the carve out financial position of the Company as of December 31, 2005 and 2006, and the carve out results of its operations, cash flows and partners’ capital for the year ended May 31, 2004, the seven months ended December 31, 2004 and the years ended December 31, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  Murrell Hall McIntosh & Co PLLP

Oklahoma City, Oklahoma
July 19, 2007

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CARVE OUT BALANCE SHEETS

	As of December 31,
	2005	2006
	($ in thousands)

ASSETS
Current assets:
Cash	$2,527	$—
Restricted cash	4,318	1,150
Accounts receivable, trade	9,658	9,840
Other receivables	343	371
Inventory	1,407	3,378
Other current assets	1,727	1,053
Short-term derivative asset	95	10,795

Total current assets	20,075	26,587
Property and equipment, net of accumulated depreciation of $2,114 and $5,045	13,490	16,054
Oil and gas properties:
Properties being amortized	194,479	316,783
Properties not being amortized	18,285	9,445

	212,764	326,228
Less: Accumulated depreciation, depletion, amortization and impairment	(34,964)	(92,733)

Net property, plant and equipment	177,800	233,495
Other assets, net	6,192	9,466
Long-term derivative asset	93	4,782

Total assets	$217,650	$290,384

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$8,090	$13,929
Revenue payable	—	4,540
Accrued expenses	649	2,486
Current portion of notes payable	407	324
Short-term derivative liability	38,195	5,244

Total current liabilities	47,341	26,523
Non-current liabilities:
Long-term derivative liability	23,723	7,449
Asset retirement obligation	1,150	1,410
Notes payable	76,296	225,569
Less current maturities	(407)	(324)

Total non-current liabilities	100,762	234,104

Total liabilities	148,103	260,627

Commitments and contingencies	—	—
Partners’ capital:
Partners’ capital	116,718	29,329
Accumulated other comprehensive income	(47,171)	428

Total partners’ capital	69,547	29,757

Total liabilities and partners’ capital	$217,650	$290,384

The accompanying notes are an integral part of these financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CARVE OUT STATEMENTS OF OPERATIONS

		Seven Months
	Year Ended	Ended	Year Ended
	May 31,	December 31,
	2004	2004	2005	2006
	($ in thousands)

Revenues:
Oil and gas sales	$28,147	$24,201	$44,565	$65,551
Other revenue/(expense)	(904)	37	387	(83)

Total revenues	27,243	24,238	44,952	65,468
Costs and expenses:
Oil and gas production	5,003	4,473	13,633	20,142
Transportation expense	1,869	4,112	7,793	18,344
General and administrative expenses	2,264	2,328	4,068	8,149
Depreciation, depletion and amortization	6,698	6,954	20,121	25,521
Provision for impairment of gas and properties	—	—	—	30,719

Total costs and expenses	15,834	17,867	45,615	102,875

Operating income (loss)	11,409	6,371	(663)	(37,407)
Other income (expense):
Change in derivative fair value	(2,013)	(1,487)	(4,668)	6,410
(Loss)/gain on sale of assets	(6)	—	12	(7)
Interest expense	(6,404)	(7,711)	(19,919)	(16,935)
Interest income	1	9	46	390

Total other income (expense)	(8,422)	(9,189)	(24,529)	(10,142)

Income (loss) before income taxes	2,987	(2,818)	(25,192)	(47,549)
Income tax expense	—	—	—	—

Net income (loss) before cumulative effect of accounting change	2,987	(2,818)	(25,192)	(47,549)
Cumulative effect of accounting change, net of income tax of $19	(28)	—	—	—

Net income (loss)	$2,959	$(2,818)	$(25,192)	$(47,549)

The accompanying notes are an integral part of these financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CARVE OUT STATEMENTS OF CASH FLOWS

		Seven Months
	Year Ended	Ended	Year Ended
	May 31,	December 31,
	2004	2004	2005	2006
	($ in thousands)

Cash flows from operating activities:
Net income (loss)	$2,959	$(2,818)	$(25,192)	$(47,549)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation and depletion	6,698	6,954	20,121	28,339
Write-down of oil and gas properties	—	—	—	30,719
Net realized derivative gain (loss)	4,537	1,243	4,580	(16,917)
Cumulative effect of accounting change	28	—	—	—
Accrued interest subordinated debt	3,459	4,866	7,765	—
Accretion of line of credit	1,204	—	—	—
Capital contributions for Retirement Plan	121	—	266	428
Capital contributions for audit committee fees	—	62	19	—
Capital contributions for directors fees	—	—	—	429
Capital contributions to employees	—	—	352	779
Capital contributed for services	94	—	—	—
Amortization of loan origination fees	172	530	5,108	1,202
Amortization of gas swap fees	—	163	—	208
Amortization of deferred hedging gains	—	—	(831)	(328)
Bad debt expense	—	—	192	37
(Gain) loss on sale of assets	—	—	(12)	(3)
Change in assets and liabilities:
Restricted cash	—	—	(4,318)	3,167
Accounts receivable	(5,178)	893	(3,455)	(219)
Other receivables	(582)	66	(15)	(28)
Other current assets	151	14	(1,495)	—
Deposits	—	—	—	675
Inventory	(197)	161	(1,124)	(1,970)
Accounts payable	1,924	6,454	(1,440)	5,836
Revenue payable	—	—	—	4,540
Accrued expenses	311	190	63	1,838

Net cash provided by (used in) operating activities	15,701	18,778	584	11,183
Cash flows from investing activities:
Equipment, development and leasehold	(123,335)	(21,681)	(46,269)	(111,703)
Additions to other property and equipment	(1,898)	(5,979)	(5,413)	(5,684)
Additions to other assets	(249)	(415)	—	—
Proceeds from sale of property and equipment	—	—	37	193

Net cash used in investing activities	(125,482)	(28,075)	(51,645)	(117,194)
Cash flows from financing activities:
Proceeds from bank borrowings	93,290	121,711	59,584	203,696
Repayments of note borrowings	(21,748)	(104,732)	(86,728)	(54,424)
Proceeds from subordinated debt	39,920	—	13,297	—
Repayment of subordinated debt	—	—	(66,398)	—
Capital contributions (distributions)	(1,040)	887	133,658	(41,476)
Refinancing costs	—	(4,943)	(6,272)	(4,479)
Change in other long-term liabilities	638	(638)	—	167

Net cash provided from financing activities	111,060	12,285	47,141	103,484

Net increase (decrease) in cash	1,279	2,988	(3,920)	(2,527)
Cash, beginning of period	2,180	3,459	6,447	2,527

Cash, end of period	$3,459	$6,447	$2,527	$—

The accompanying notes are an integral part of these financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CARVE OUT STATEMENTS OF PARTNERS’ CAPITAL

		Seven
	Year Ended	Months Ended
	May 31,	December 31,	Year Ended December 31,
	2004	2004	2005	2006
	($ in thousands)

Beginning Balance	$6,521	$8,655	$7,266	$116,718
Net income (loss)	2,959	(2,818)	(25,192)	(47,549)
Partner contributions	—	887	133,658	—
Contributions for consideration pursuant
to compensation plan for non-employee directors	—	—	—	429
Contributions for consideration in the acquisition of assets	—	—	—	—
Contributions for consideration for compensation to employees	—	—	427	779
Contributions for retirement plan	121	480	495	428
Contributions for consideration of services	94	62	64	—
Distributions	(1,040)	—	—	(41,476)

Ending Balance	8,655	7,266	116,718	29,329

Accumulated other comprehensive income (loss):
Beginning Balance	—	(10,385)	(11,143)	(47,171)
Change in fixed-price contract and other derivative fair value	(10,044)	(5,258)	(63,924)	39,710
Reclassification adjustments-Contract settlements	(341)	4,500	27,896	7,889

Ending Balance	(10,385)	(11,143)	(47,171)	428

Total Partners’ Capital	$(1,730)	$(3,877)	$69,547	$29,757

The accompanying notes are an integral part of these financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS

1.	Formation of the Partnership and Description of Business

Quest Energy Partners. L.P., a Delaware limited partnership (the “Partnership”), was formed in July 2007 by Quest Resource Corporation (individually, “Quest Resource Corporation”, and together with its subsidiaries, “QRC”) to acquire, exploit, and develop oil and natural gas properties and to acquire, own, and operate related assets. QRC currently owns all the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the “Offering”). At the closing of the Offering, the Partnership will hold gas and oil properties and related assets in the Cherokee Basin of Kansas and Oklahoma (the “Cherokee Basin Operations”) currently owned by Quest Cherokee, LLC, a wholly owned subsidiary of QRC. At the closing of the Offering, QRC will contribute Quest Cherokee, LLC to the Partnership in exchange for general partner units, the incentive distribution rights, common units and subordinated units in the Partnership.

2.	Basis of Presentation

The accompanying carve out financial statements and related notes thereto represent the carve out financial position, results of operations, cash flows, and changes in partners’ capital of the Cherokee Basin Operations, referred to as Quest Energy Partners, L.P. Predecessor (the “Predecessor”). The carve out financial statements have been prepared in accordance with Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (“SAB”) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by QRC are only indirectly attributable to its ownership of the Cherokee Basin Operations as QRC owns interests in midstream assets and other gas and oil properties. As a result, certain assumptions and estimates were made in order to allocate a reasonable share of such expenses to the Predecessor, so that the accompanying carve out financial statements reflect substantially all the costs of doing business. The allocations and related estimates and assumptions are described more fully in “Note 3 — Summary of Significant Accounting Policies” and “Note 6 — Related Party Transactions” below.

3.	Summary of Significant Accounting Policies

Use of Estimates

Preparing carve out financial statements in conformity with accounting principles generally accepted in the United States requires the Predecessor to make certain estimations and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the reported amounts of revenues and expenses. Also, certain amounts in the accompanying carve out financial statements have been allocated in a way that the Predecessor believes is reasonable and consistent in order to depict the historical financial position, results of operations and cash flows of the Predecessor on a stand-alone basis. Actual results could differ materially from those estimates.

Estimates made in preparing these financial statements include, among other things, estimates of the proved gas and oil reserve volumes used in calculating depletion, depreciation and amortization expense; the estimated future cash flows and fair value of properties used in determining the need for any impairment write-down; and the timing and amount of future abandonment costs used in calculating asset retirement obligations. Future changes in the assumptions used could have a significant impact on reported results in future periods.

Basis of Accounting

The Predecessor’s financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Cash Equivalents

For purposes of the consolidated financial statements, the Predecessor considers investments in all highly liquid instruments with original maturities of three months or less at date of purchase to be cash equivalents.

QRC has provided cash as needed to support the operations of the Cherokee Basin Operations and has collected cash from sales of production from the Cherokee Basin Operations. Consequently, the accompanying Carve Out Balance Sheets of the Predecessor do not include any cash balances. Cash received or paid by QRC on behalf of the Predecessor is reflected as Distributions on the accompanying Carve Out Statements of Partners’ Capital.

Uninsured Cash Balances

The Predecessor maintains its cash balances at several financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The Predecessor’s cash balances typically are in excess of this amount.

Accounts Receivable

The Predecessor conducts its operations in the States of Kansas and Oklahoma and operates exclusively in the natural gas and oil industry. The Predecessor’s joint interest and natural gas and oil sales receivables are generally unsecured; however, the Predecessor has not experienced any significant losses to date. Receivables are recorded at the estimate of amounts due based upon the terms of the related agreements.

Management periodically assesses the Predecessor’s accounts receivable and establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations when that determination is made.

Inventory

Inventory, which is included in current assets, includes tubular goods and other lease and well equipment which we plan to utilize in our ongoing exploration and development activities and is carried at the lower of cost or market using the specific identification method.

Concentration of Credit Risk

A significant portion of the Predecessor’s liquidity is concentrated in cash and derivative contracts that enable the Predecessor to hedge a portion of its exposure to price volatility from producing natural gas and oil. These arrangements expose the Predecessor to credit risk from its counterparties. The Predecessor’s accounts receivable are primarily from purchasers of natural gas and oil products. Natural gas sales to one purchaser (ONEOK) accounted for more than 90% of total natural gas and oil revenues for the fiscal year ended May 31, 2004 and for more than 95% for the seven month transition period ended December 31, 2004 and for the years ended December 31, 2005 and 2006. The industry concentration has the potential to impact the Predecessor’s overall exposure to credit risk, either positively or negatively, in that the Predecessor’s customers may be similarly affected by changes in economic, industry or other conditions.

Natural Gas and Oil Properties

The Predecessor follows the full cost method of accounting for natural gas and oil properties, prescribed by the Securities and Exchange Commission (“SEC”). Under the full cost method, all acquisition, exploration, and development costs are capitalized. The Predecessor capitalizes internal costs including: salaries and related fringe benefits of employees directly engaged in the acquisition, exploration and development of natural gas

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

and oil properties, as well as other directly identifiable general and administrative costs associated with such activities.

All capitalized costs of natural gas and oil properties, including the estimated future costs to develop proved reserves, are amortized on the units-of-production method using estimates of proved reserves. Investments in unproved reserves and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonments of natural gas and oil properties are accounted for as adjustments of capitalized costs; that is, the cost of abandoned properties is charged to the full cost pool and amortized.

Under the full cost method, the net book value of natural gas and oil properties, less related deferred income taxes, may not exceed a calculated “ceiling.” The ceiling limitation is the estimated after-tax future net revenues discounted at 10% per annum from proved natural gas and oil reserves, plus the cost of properties not subject to amortization, as adjusted for the present value of all future oil and gas hedges. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value of the full cost pool is compared to the ceiling on a quarterly basis. The excess, if any, of the net book value above the ceiling is required to be written off as an expense.

As of December 31, 2006, the Predecessor’s net book value of gas and oil properties exceeded the ceiling. Accordingly, a provision for impairment was recognized in the fourth quarter of 2006 of $30.7 million. The provision for impairment is primarily attributable to declines in the prevailing market prices of oil and gas at the measurement date.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between the capitalized costs and proved reserves of natural gas and oil, in which case the gain or loss is recognized in income.

Other Property and Equipment

Other property and equipment is reviewed on an annual basis for impairment and as of December 31, 2006, the Predecessor had not identified any such impairment. Repairs and maintenance are charged to operations when incurred and improvements and renewals are capitalized.

Other property and equipment are stated at cost. Depreciation is calculated using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The estimated useful lives are as follows:

•	Buildings: 25 years

•	Equipment: 10 years

•	Vehicles: 7 years

Debt Issue Costs

Included in other assets are costs associated with bank credit facilities. The remaining unamortized debt issue costs at December 31, 2006 and 2005 totaled $9.1 million and $5.8 million, respectively, and are being amortized over the life of the credit facilities.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Other Dispositions

Upon disposition or retirement of property and equipment other than natural gas and oil properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income.

Marketable Securities

In accordance with Statement of Financial Accounting Standards (“SFAS”) 115, Accounting for Certain Investments in Debt and Equity Securities, the Predecessor classifies its investment portfolio according to the provisions of SFAS 115 as either held to maturity, trading, or available for sale. At December 31, 2006 and 2005, the Predecessor did not have any investments in its investment portfolio classified as available for sale and held to maturity.

Income Taxes

The operations of the Predecessor are currently included in the federal income tax return of Quest Cherokee, LLC, which is a limited liability company that is not subject to federal income taxes. Following the initial public offering of the Partnership, our operations will be treated as a partnership with each partner being separately taxed on its share of our taxable income. Therefore, no provision for current or deferred federal income taxes has been provided for in the accompanying carve out financial statements.

Fair Value of Financial Instruments

The Predecessor’s financial instruments consist of cash, receivables, deposits, hedging contracts, accounts payable, accrued expenses and notes payable. The carrying amount of cash, receivables, deposits, accounts payable and accrued expenses approximates fair value because of the short-term nature of those instruments. The hedging contracts are recorded in accordance with the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The carrying amounts for notes payable approximate fair value due to the variable nature of the interest rates of the notes payable.

Accounting for Derivative Instruments and Hedging Activities

The Predecessor seeks to reduce its exposure to unfavorable changes in natural gas prices by utilizing energy swaps and collars (collectively, “fixed-price contracts”). The Predecessor has adopted SFAS 133, as amended by SFAS 138, Accounting for Derivative Instruments and Hedging Activities, which contains accounting and reporting guidelines for derivative instruments and hedging activities. It requires that all derivative instruments be recognized as assets or liabilities in the statement of financial position, measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Designation is established at the inception of a derivative, but re-designation is permitted. For derivatives designated as cash flow hedges and meeting the effectiveness guidelines of SFAS 133, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings.

Pursuant to the provisions of SFAS 133, all hedging designations and the methodology for determining hedge ineffectiveness must be documented at the inception of the hedge, and, upon the initial adoption of the standard, hedging relationships must be designated anew. Based on the interpretation of these guidelines by the Predecessor, the changes in fair value of all of its derivatives during the period from June 1, 2003 to December 22, 2003 were required to be reported in results of operations, rather than in other comprehensive income.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Although the Predecessor’s fixed-price contracts may not qualify for special hedge accounting treatment from time to time under the specific guidelines of SFAS 133, the Predecessor has continued to refer to these contracts in this document as hedges inasmuch as this was the intent when such contracts were executed, the characterization is consistent with the actual economic performance of the contracts, and the Predecessor expects the contracts to continue to mitigate its commodity price and interest rate risks in the future. The specific accounting for these contracts, however, is consistent with the requirements of SFAS 133. Please read “Note 14 — Derivatives” below.

The Predecessor has established the fair value of all derivative instruments using estimates determined by its counterparties and subsequently evaluated internally using established index prices and other sources. These values are based upon, among other things, futures prices, volatility, and time to maturity and credit risk. The values reported in the financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors.

Asset Retirement Obligations

The Predecessor has adopted SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Predecessor’s asset retirement obligations relate to the plugging and abandonment of natural gas and oil properties.

Allocation of Costs

The accompanying carve out financial statements have been prepared in accordance with SAB Topic 1-B. These rules require allocations of costs for salaries and benefits, depreciation, rent, accounting, and legal services, and other general and administrative expenses. QRC has allocated general and administrative expenses to the Predecessor based on time and other costs required to properly manage the assets. In management’s estimation, the allocation methodologies used are reasonable and result in an allocation of the cost of doing business borne by QRC on behalf of the Predecessor; however, these allocations may not be indicative of the cost of future operations or the amount of future allocations.

Audited historical financial statements of the Cherokee Basin Operations as of December 31, 2005 and 2006 and for the fiscal year ended May 31, 2004, the seven months ended December 31, 2004 and the years ended December 31, 2005 and 2006 are presented. The Predecessor had a fiscal year end of May 31 through May 31, 2004, and switched to a calendar year end for December 31, 2004. The historical financial statements were prepared as follows:

•	Revenues include all revenues earned by the Cherokee Basin Operations, before elimination of intercompany sales with QRC and its subsidiaries. Prior to December 1, 2006, pursuant to a transportation agreement, Bluestem Pipeline, a wholly-owned subsidiary of QRC, generally charged the Cherokee Basin Operations transportation fees ranging from $0.78 per thousand cubic feet (“Mcf”) to $0.87 per Mcf. Effective December 1, 2006, pursuant to the midstream services agreement, the fee for gathering, dehydration and treating services is $0.50 per MMBtu of gas and $1.10 per MMBtu of gas for compression services, subject to annual adjustment. Please read “Note 6 — Related Party Transactions”.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

•	Certain common expenses of QRC’s operations and the Cherokee Basin Operations were treated as follows:

•	general and administrative expenses associated with the pipeline operations were eliminated;

•	costs associated with the salt water disposal system, which were previously reported in Bluestem operations prior to the formation of Quest Midstream Partners, L.P. (“Quest Midstream”) in December 2006, were allocated to the Cherokee Basin Operations; and

•	third party costs incurred at the QRC level that are clearly identifiable as Cherokee Basin Operations costs, such as insurance premiums related to the Cherokee Basin Operations and legal fees of outside counsel related to contracts entered into or claims made by or against the Cherokee Basin Operations and salaries and benefits of Cherokee Basin Operations executives paid by QRC, were allocated to the Cherokee Basin Operations.

•	Non-producing acreage located outside of the Cherokee Basin and not transferred to the Partnership was eliminated from the balance sheet and related expenses were eliminated.

•	To the extent that the common expenses described above were charged to the Cherokee Basin Operations in the past, the reduction in expenses was retroactively reflected with the offsetting debit to partner’s equity.

•	Since the Partnership is not subject to entity level income taxes, no allocation of income taxes or deferred income taxes was reflected in the financial statements.

•	Derivative transactions remained with the Cherokee Basin Operations.

•	Management’s estimates of the expenses of the Cherokee Basin Operations on a stand-alone basis were not expected to be significantly different from those reflected in the statements.

Earnings per Share

During the periods presented, the Cherokee Basin Operations were wholly owned by QRC. Accordingly, earnings per share has not been presented.

4.	Acquisitions

Quest Cherokee acquired certain assets from Faith Well Service on November 30, 2005 in the amount of $1.5 million. The assets consisted of service rigs and related equipment. The acquisition was funded with a portion of the net proceeds from the private placement of common stock that closed on November 14, 2005.

In November 2005, the Predecessor purchased all of the Class A units in Quest Cherokee from ArcLight for approximately $19.1 million, of which $2.1 million was allocated to non-producing leasehold and $17 million was allocated to wells. The $19.1 million purchase price for the Class A units was arrived at through negotiations between the Predecessor and ArcLight.

The Predecessor acquired approximately 10 miles of pipeline and 2,340 acres of leasehold from Venture Independent Petroleum during 2005 for $365,000, which pipeline was contributed to Quest Midstream in December 2006.

The Predecessor acquired certain assets from Consolidated Oil Well Services on September 15, 2004 in the amount of $4.1 million. The assets consisted of cementing, acidizing and fracturing equipment and a related office building and storage facility in Chanute, Kansas. The acquisition was funded with a portion of the remaining net proceeds from a $120 million term loan that closed in June 2004.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The Predecessor acquired 8 wells and approximately 8,000 acres in the Cherokee Basin on August 6, 2004 for $750,000. These acquisitions were funded with a portion of the remaining net proceeds from a $120 million term loan that closed in June 2004.

On December 10, 2003, the Predecessor entered into an asset purchase agreement with Devon Energy Production Company, L.P. and Tall Grass Gas Services, LLC (collectively, “Devon”) to acquire certain natural gas properties located in Kansas and Oklahoma for a total consideration of $126 million, subject to certain purchase price adjustments. The acquisition was finalized on December 22, 2003. At the closing, the Predecessor transferred all of its rights and obligations under the asset purchase agreement to Quest Cherokee.

At the time of closing, Devon had not received consents to the assignment of certain of the leases from the lessors on natural gas leases with an allocated value of approximately $12.3 million. As a result, Quest Cherokee and Devon entered into a Holdback Agreement pursuant to the terms of which Quest Cherokee paid approximately $113.4 million of the purchase price at the closing and agreed to pay the allocated value of the remaining properties at such time as Devon received the consents to assignment for those leases. Subsequent to closing, Quest Cherokee paid approximately $9.6 million in February 2004, $2.6 million in May 2004 and $0.6 million in September 2004.

At the time of acquisition, the acquired assets had approximately 95.9 Bcfe of estimated proved reserves, 91.7 Bcfe of estimated probable reserves and 72.2 Bcfe of estimated possible reserves. The assets included approximately 372,000 gross (366,000 net) acres of natural gas leases, 418 gross (325 net) natural gas wells and 207 miles of natural gas gathering pipelines, which pipelines have been contributed to Quest Midstream. At the time of acquisition, the Devon assets were producing an average of approximately 19,600 mcf per day.

In accordance with the terms of the asset purchase agreement, the purchase price, including approximately $7.7 million of transaction fees and $1.7 million of assumed hedging liabilities was allocated as follows:

Proved producing properties	$54,528,000
Proved undeveloped properties	38,649,000
Undeveloped properties	20,422,000
Pipelines — contributed to Quest Midstream	21,964,000
Other	9,000

Total	$135,572,000

Effective June 1, 2003, certain subsidiaries of QRC consummated a Stock Purchase Agreement with Perkins Oil Enterprises, Inc. and E. Wayne Willhite Energy, L.L.C. pursuant to the terms of which the subsidiaries acquired from Perkins Oil Enterprises and E. Wayne Willhite Energy all of the capital stock of Producers Service Incorporated in exchange for 200,000 shares of the common stock of QRC, which was valued at $1.2 million. At the time of the acquisition, Producers Service Incorporated owned all of the issued and outstanding membership interests of J-W Gas Gathering, L.L.C. and a 5-year contract right to operate a lease on a 78-mile natural gas pipeline and J-W Gas Gathering, L.L.C. owned approximately 200 miles of natural gas gathering lines in southeast Kansas, which lease and gathering lines have been contributed to Quest Midstream. These assets were subsequently transferred to Quest Cherokee as part of the restructuring of the Predecessor’s operations in anticipation of the Devon asset acquisition.

Also effective June 1, 2003, another subsidiary of QRC closed on a Purchase and Sale Agreement with James R. Perkins Energy, L.L.C. and E. Wayne Willhite Energy, L.L.C. and J-W Gas Gathering, L.L.C. pursuant to the terms of which such subsidiary acquired 53 natural gas and oil leases and related assets in Chautauqua, Elk, and Montgomery Counties, Kansas for $2,000,000. Both of these June 6, 2003 transactions were completed effective as of June 1, 2003. The cash portion of the purchase price was funded with borrowings under the Predecessor’s then existing credit facilities. These assets were also subsequently

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

transferred to Quest Cherokee as part of the restructuring of the Predecessor’s operations in anticipation of the Devon asset acquisition.

In accordance with the terms of the asset purchase agreement, the purchase price, current assets and certain assumed liabilities were allocated as follows:

Current assets	$604,000
Property and equipment	1,177,000
Natural gas and oil properties	2,040,000
Current liabilities	(669,000)
Long-term debt	(112,000)

Net assets acquired	$3,040,000

Pro Forma Summary Data (unaudited)

The following pro forma summary data for the fiscal year ending May 31, 2004 presents the consolidated results of operations as if the Devon asset acquisition made on December 22, 2003 and the Perkins/Willhite acquisition made on June 1, 2003 had occurred on June 1, 2003. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at June 1, 2003 or of results that may occur in the future.

Year Ended
May 31,
2004

Pro forma revenue	$45,241,000
Pro forma net income (loss)	$2,311,000

5.	Long-Term Debt

Long-term debt consists of the following:

	December 31,	December 31,
	2005	2006
	($ in thousands)

Senior credit facilities	$75,310	$225,000
Notes payable to banks and finance companies, secured by equipment and vehicles, due in installments through October 2013 with interest ranging from 5.5% to 11.5% per annum	986	569

Total long-term debt	76,296	225,569
Less — current maturities	407	324

Total long term debt, net of current maturities	$75,889	$225,245

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The aggregate scheduled maturities of notes payable and long-term debt for the five years ending December 31, 2011 and thereafter were as follows as of December 31, 2006:

2007	$324,000
2008	110,000
2009	30,000
2010	50,007,000
2011	100,006,000
Thereafter	75,092,000

$225,569,000

Credit Facilities — Guggenheim

As of December 31, 2006, Quest Resource Corporation and Quest Cherokee were co-borrowers under the following credit facilities (which are referred to as the Predecessor credit facilities):

•	$100 million Senior Credit Agreement with Guggenheim Corporate Funding, LLC (“Guggenheim”), as administrative agent and syndication agent, and the lenders party thereto, which consists of a five-year $50 million revolving credit facility and a five-year $50 million first lien term loan;

•	$100 million Second Lien Term Loan Agreement with Guggenheim, as Administrative Agent, and the lenders party thereto; and

•	$75 million Third Lien Term Loan Agreement with Guggenheim, as Administrative Agent, and the lenders party thereto.

The first lien term loan was fully drawn as of February 14, 2006. The Second Lien Term Loan Agreement consists of a six year $100 million second lien term loan that was fully funded at the closing of the Second Lien Term Loan Agreement on November 14, 2005. The Third Lien Term Loan Agreement consists of a six year $75 million third lien term loan that was fully funded at the closing of the Third Lien Term Loan Agreement on June 9, 2006.

Availability under the revolving credit facility is tied to a borrowing base that will be redetermined by the lenders every six months taking into account the value of the Predecessor’s reserves and such other information (including, without limitation, the status of title information with respect to the Predecessor’s natural gas and oil properties and the existence of any other indebtedness) as the administrative agent deems appropriate and consistent with its normal oil and gas lending criteria as it exists at the particular time. The unanimous consent of the lenders is required to increase the borrowing base and the consent of 66 2/3% of the lenders is required to decrease or maintain the borrowing base. In addition, the Predecessor or the lenders may each request a special redetermination of the borrowing base once every 12 months. The outstanding principal balance of the first lien term loan and any outstanding letters of credit will be reserved against the borrowing base in determining availability under the revolving credit facility. As of December 31, 2006, the borrowing base under the revolving credit facility was $100 million.

The Predecessor pays a commitment fee equal to 0.75% on the difference between $50 million and the outstanding balance of borrowings and letters of credit under the revolving credit facility.

Interest accrues on the revolving credit facility at LIBOR plus 1.75% or the base rate plus 0.75%, at our option. Interest accrues on the first lien term loan at LIBOR plus 3.25% or the base rate plus 2.50%, at our option. Interest accrues on the second lien term loan at LIBOR plus 5.50%. The base rate is the greater of the prime rate or the federal funds effective rate plus 0.5%. Interest accrues on the third lien term loan at LIBOR

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NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

plus 8.00%. For the year ended December 31, 2006, the effective interest rates under the credit facilities were as follows.

•	Revolving credit facility under the Senior Credit Agreement — 9.56%;

•	First lien term loan under the Senior Credit Agreement — 8.30%;

•	Second Lien Term Loan — 10.92%; and

•	Third Lien Term Loan — 13.06%.

The revolving credit facility and the first lien term loan may be prepaid, without any premium or penalty, at any time. The second lien term loan may be repaid at any time, subject to the payment of a prepayment premium described below. The third lien term loan may be repaid at any time, subject to the payment of a prepayment premium described below.

Each of the Predecessor’s subsidiaries has guaranteed all obligations under these credit agreements. The revolving credit facility and the first lien term loan are secured by a first priority lien on substantially all of the assets of the Predecessor and its subsidiaries. The second lien term loan is secured by a second priority lien on substantially all of the assets of the Predecessor and its subsidiaries. The third lien term loan is secured by a third priority lien on substantially all of the assets of the Predecessor and its subsidiaries.

The credit agreements also secure on a pari passu basis derivative contracts entered into with lenders, their affiliates and other approved counterparties if the derivative contracts state that they are secured by the credit facilities. Approved counterparties are generally entities that have an A rating from Standard & Poor’s or an A2 rating from Moody’s, or whose obligations under the derivative contracts are guaranteed by an entity with such a rating. As of December 31, 2006, all of the Predecessor’s natural gas swap and collar derivative contracts were secured on a pari passu basis with the revolving credit facility.

The Predecessor is required to make certain representations and warranties that are customary for credit agreements of this type. The credit agreements also contain affirmative and negative covenants that are customary for credit agreements of this type. The covenants in the credit agreements include, without limitation: performance of obligations; delivery of financial statements, other financial information, production reports and information regarding swap agreements; delivery of notices of default and other material developments; operation of properties in accordance with prudent industry practice and in compliance with applicable laws; maintenance of satisfactory insurance; compliance with laws; inspection of books and properties; continued perfection of security interests in existing and subsequently acquired collateral; further assurances; payment of taxes and other preferred claims; compliance with environmental laws and delivery of notices related thereto; delivery of reserve reports; limitations on dividends and other distributions on, and redemptions and repurchases of, capital stock and other equity interests; limitations on liens; limitations on loans and investments; limitations on debt, guarantees and derivative contracts; limitations on mergers, acquisitions and asset sales; limitations on transactions with affiliates; limitations on dissolution; limitations on changes in business conducted by us and our subsidiaries; limitations on the right to enter into derivative contracts; and prohibitions against agreements limiting any subsidiaries’ right to pay dividends or make distributions; as well as certain financial covenants.

The financial covenants applicable to the credit agreements require that:

•	the Predecessor’s minimum net sales volumes will not be less than:

1,890 MMcf for the quarter ended March 31, 2006;

2,380 MMcf for the quarter ended June 30, 2006;

3,080 MMcf for the quarter ended September 30, 2006; and

3,430 MMcf for the quarter ended December 31, 2006.

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NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

•	the Predecessor’s ratio of total net debt to EBITDA for each quarter ending on the dates set forth below will not be more than:

4.5 to 1.0 for the quarter ended March 31, 2007;

4.25 to 1.0 for the quarter ended June 30, 2007;

4.00 to 1.0 for the quarter ended September 30, 2007;

3.75 to 1.0 for the quarter ended December 31, 2007;

3.50 to 1.0 for the quarter ended March 31, 2008;

3.25 to 1.0 for the quarter ended June 30, 2008; and

3.00 to 1.0 for any quarter ended on or after September 30, 2008.

•	for the Senior Credit Agreement, the Predecessor’s ratio of PV-10 value for all of its proved reserves to indebtedness under the Senior Credit Agreement (excluding obligations under hedging agreements secured by the Senior Credit Agreement) must not be less than 2.0 to 1.0.

•	for the Second and Third Lien Term Loan Agreements, the Predecessor’s ratio of PV-10 value for all of its proved reserves to total net debt must not be less than 1.5 to 1.

Under all credit agreements “PV-10 value” is generally defined as the future cash flows from the Predecessor’s proved reserves (based on the NYMEX three-year pricing strip and taking into account the effects of its hedge agreements) discounted at 10%.

EBITDA is generally defined in all of the credit agreements as consolidated net income plus interest, income taxes, depreciation, depletion, amortization and other non-cash charges (including unrealized losses on derivative contracts), plus costs and expenses directly incurred in connection with the credit agreements, the private equity transaction and the buy-out of ArcLight’s investment in Quest Cherokee and any write-off of prior debt issue costs, minus all non-cash income (including unrealized gains on derivative contracts). The EBITDA for each quarter will be multiplied by four in calculating the above ratios.

Total net debt is generally defined as funded debt, less cash and cash equivalents, reimbursement obligations under letters of credit and certain surety bonds.

Events of default under the credit agreements are customary for transactions of this type and include, without limitation, non-payment of principal when due, non-payment of interest, fees and other amounts for a period of three business days after the due date, representations and warranties not being correct in any material respect when made, non-performance of covenants after any applicable grace period, certain acts of bankruptcy or insolvency, cross defaults to other material indebtedness and change in control. Under the credit agreements, a change in control will generally be deemed to have occurred if any person or group acquires more than 35% of Quest Resource Corporation’s outstanding common stock or a majority of Quest Resource Corporation’s directors have either not been nominated or appointed by its board of directors. If an event of default has occurred and is continuing, the interest rate on the credit agreements will increase by 2.5%.

In connection with the formation of Quest Midstream on December 22, 2006, the Predecessor entered into amendments to the credit agreements. Among other things, the amendments permitted Quest Resource Corporation to transfer the member interests in Bluestem to Quest Midstream, released the security interests of the lenders in the member interests and assets of Bluestem and resulted in the pledge of Quest Resource Corporation’s class A and class B subordinated limited partner interests in Quest Midstream and Quest Resource Corporation’s 85% member interest in Quest Midstream GP as collateral for the credit facilities.

In connection with the amendments, the prepayment provisions of the second and third lien term loans were amended. After giving effect to the amendments, the prepayment provisions are as follows: If the

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Predecessor prepays second lien term loan during the 12 months beginning on (i) November 15, 2006, the Predecessor will pay a 3.5% premium, (ii) November 15, 2007, the Predecessor will pay a 2.25% premium, and (iii) November 15, 2008, the Predecessor will pay a 1.124% premium. Thereafter, the Predecessor may repay the second lien term loan at any time without any premium or prepayment penalty. The third lien term loan may not be repaid prior to June 10, 2007. If the Predecessor prepays the third lien term loan during the 12 months beginning on (i) June 10, 2007, the Predecessor will pay a 2.5% premium, (ii) June 10, 2008, the Predecessor will pay a 1.25% premium, and (iii) June 10, 2009, the Predecessor will pay a 0.5% premium. Thereafter, the Predecessor may repay the third lien term loan at any time without any premium or prepayment penalty.

Other Long-Term Indebtedness

$569,000 of notes payable to banks and finance companies were outstanding at December 31, 2006 and are secured by equipment and vehicles, with payments due in monthly installments through October 2013 with interest ranging from 5.5% to 11.5% per annum.

6.	Related Party Transactions

The Predecessor employs its own field employees and first level supervisor. The management level and general and administrative employees supporting the operations of the Predecessor are employees of Quest Energy Service, Inc. In addition to employee payroll-related expenses, QRC incurred general and administrative expenses related to leasing of office space and other corporate overhead type expenses during the period covered by these carve out financial statements. For purposes of deriving the accompanying carve out financial statements, a portion of the consolidated general and administrative and indirect lease operating overhead expenses reported for QRC has been allocated to the Predecessor and included in the accompanying Carve Out Statements of Operations for each of the periods presented. The portion of QRC’s consolidated general and administrative and indirect lease operating overhead expenses to be included in the accompanying carve out financial statements for each period presented was determined based on time and other costs required to properly manage the assets.

The Predecessor also controls Quest Midstream through its 85% ownership of Quest Midstream’s general partner and its ownership of approximately 49% of Quest Midstream’s limited partner interests. Quest Midstream owns and operates an over 1,700 mile gas gathering pipeline system in the Cherokee Basin. Pursuant to a midstream services and gas dedication agreement, Quest Midstream gathers and provides certain midstream services to the Predecessor for all gas produced from the Predecessor’s wells in the Cherokee Basin that are connected to Quest Midstream’s gathering system. The initial term of the midstream services agreement expires on December 1, 2016, with two additional five-year renewal periods that may be exercised by either party upon 180 days’ notice. Under the midstream services agreement, the Predecessor pays Quest Midstream $0.50 per MMBtu of gas for gathering, dehydration and treating services and $1.10 per MMBtu of gas for compression services, subject to annual adjustment based on changes in gas prices and the producer price index. Such fees will never be reduced below the initial rates described above and are subject to renegotiation upon the exercise of each five-year extension period. Under the terms of some of the Cherokee Basin Operations gas leases, the Predecessor may not be able to charge the full amount of these fees to royalty owners, which would increase the average fees per MMBtu that the Predecessor effectively pays under the midstream services agreement.

Quest Midstream has an exclusive option for sixty days to connect to its gathering system all of the gas wells that the Predecessor develops in the Cherokee Basin. In addition, Quest Midstream is required to connect to its gathering system, at its expense, any new gas wells that the Predecessor completes in the Cherokee Basin if Quest Midstream would earn a specified internal rate of return from those wells. This rate of return is subject to renegotiation once after the fifth anniversary of the agreement and once during each renewal period

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

at the election of either party. The midstream services agreement also requires the drilling of a minimum of 750 new wells in the Cherokee Basin during the two year period ending December 1, 2008, 151 of which have been drilled in the Cherokee Basin through March 31, 2007.

7.	Supplemental Cash Flow Information

		Seven Months
	Year Ended	Ended	Year Ended
	May 31,	December 31,
	2004	2004	2005	2006
	($ in thousands)

Cash paid for interest	$3,354	$4,760	$10,315	$20,418
Cash paid for income taxes	$—	$—	$—	$—

Supplementary Information:

During the year ended December 31, 2006, non-cash investing and financing activities were as follows:

•	Issued 82,500 shares of QRC common stock for credit agreement waiver fees valued at $904,200.

•	Issued QRC common stock to the Predecessor’s 401(k) plan valued at $607,000 as an employer contribution.

During the year ended December 31, 2005, non-cash investing and financing activities were as follows:

•	Issued 3,200 shares of QRC common stock to compensate a director for audit committee service valued at $19,000.

•	Issued QRC common stock for services rendered valued at $45,000.

•	Issued QRC common stock to the Predecessor’s 401(k) plan valued at $495,000 as an employer contribution.

•	Recorded non-cash additions to net natural gas and oil properties of $211,000 pursuant to SFAS 143.

During the seven-month transition period ended December 31, 2004, non-cash investing and financing activities are as follows:

•	Issued 6,800 QRC common stock shares to compensate a director for audit committee service valued at $62,000.

•	Recorded non-cash additions to net natural gas and oil properties of $126,000 pursuant to SFAS 143.

During the fiscal year ended May 31, 2004, non-cash investing and financing activities are as follows:

•	Issued QRC common stock upon conversion of $180,000 of convertible debentures.

•	Issued QRC common stock to acquire assets valued at $1,200,000.

•	Issued QRC common stock for services rendered valued at $94,000.

•	Issued QRC common stock to the Predecessor’s 401(k) plan valued at $121,000 as an employer contribution.

•	Recorded non-cash additions to net natural gas and oil properties of $624,000 pursuant to SFAS 143.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

8.	Contingencies

Quest Cherokee, LLC (“Quest Cherokee”), STP Cherokee, Inc. (“STP”), and Bluestem Pipeline, LLC (“Bluestem”) were originally named defendants in a lawsuit (Case #CJ-2003-30) filed by plaintiffs Eddie R. Hill, et al, on September 27, 2003 in the District Court for Craig County, Oklahoma. Plaintiffs are royalty owners who are alleging underpayment of royalties owed them by STP and Quest Cherokee. Bluestem owns the gathering system that is used to gather gas from the wells in issue. Plaintiffs also allege, among other things, that STP and Quest Cherokee have engaged in self-dealing, have breached their fiduciary duties to Plaintiffs and have acted fraudulently towards Plaintiffs. Plaintiffs also allege that the gathering fees and related charges imposed by Bluestem should not be deducted by STP and Quest Cherokee in paying royalties. In March 2007, Plaintiffs filed an amended petition that added 20 additional plaintiffs and Quest Midstream Partners, L.P., Quest Energy Service, Inc., and Quest Midstream GP, LLC as defendants. Plaintiffs are seeking unspecified actual and punitive damages as a result of the alleged conduct by the defendants. Quest Cherokee intends to defend vigorously against these claims.

STP, Inc., STP Cherokee, Inc., and Bluestem have been named defendants in a lawsuit (Case No. CJ-2005-143) by plaintiffs John C. Kirkpatrick, et ux., in the District Court for Craig County, Oklahoma. Plaintiffs allege that STP, Inc., et al., through Bluestem, sold natural gas from wells owned by Plaintiffs to Quest Cherokee without proper notice to Plaintiffs. Plaintiffs have requested an accounting and stated that if Plaintiffs have suffered any damages for failure to properly pay royalties, Plaintiffs have a right to recover those damages. Plaintiffs have not quantified their alleged damages. Discovery is ongoing and Quest Cherokee is vigorously contesting Plaintiffs’ claims.

Quest Cherokee and Bluestem were named as defendants in a lawsuit (Case No. 04-C-100-PA) filed by plaintiff Central Natural Resources, Inc. on September 1, 2004 in the District Court of Labette County, Kansas. Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Bluestem purchases and gathers the gas produced by Quest Cherokee. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged that Bluestem converted the gas and seeks an accounting for all gas purchased by Bluestem from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. If Quest Cherokee prevails on that issue, then Plaintiff’s claims against Bluestem fail. All issues relating to ownership of the coal bed methane gas and damages have been bifurcated. Cross motions for summary judgment on the ownership of the coal bed methane were filed by Quest Cherokee and Plaintiff, with summary judgment being awarded in Quest Cherokee’s favor. Plaintiff has appealed the summary judgment and that appeal is pending. Quest Cherokee intends to defend vigorously against these claims.

Quest Cherokee was named as a defendant in a lawsuit (Case No. CJ-06-07) filed by plaintiff Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff seeks to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contends it has valid leases from the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

has answered the petition and discovery is ongoing. Quest Cherokee intends to defend vigorously against these claims.

Quest Cherokee was named as a defendant in a lawsuit (Case No. 05 CV 41) filed by Labette Energy, LLC in the district court of Labette County, Kansas. Plaintiff claims to own a 3.2 mile gas gathering pipeline in Labette County, Kansas, and that Quest Cherokee used that pipeline without Plaintiff’s consent. Plaintiff also contends that the defendants slandered its alleged title to that pipeline and suffered damages from the cancellation of their proposed sale of that pipeline. Plaintiff claims that they were damaged in the amount of $202,375. Discovery in that case is ongoing and Quest Cherokee intend to defend vigorously against Plaintiff’s claims.

Bluestem and Quest Cherokee were named as defendants in a lawsuit (Case No. CJ-2007-325) filed by Devonian Enterprises, Inc. d/b/a Permian Land Company (“Permian”) in the district court of Oklahoma County, Oklahoma. Permian has asserted claims against Quest Cherokee and Bluestem in the amount of $521,252.88 for land services allegedly rendered to Quest Cherokee and Bluestem by Permian and for which no payment has purportedly been received by Permian. Quest Cherokee and Bluestem have asserted counterclaims against Permian for breach of contract and negligence, among other theories, due to Permian’s failure to file acquired instruments of record and deliver such records to Quest Cherokee and Bluestem, which has caused Quest Cherokee and Bluestem to incur unnecessary costs to re-acquire such instruments. In addition, Permian failed to ascertain whether or not minerals were leased or otherwise burdened and acquired oil and gas leases for Quest Cherokee and Bluestem, which were, in fact, burdened, causing Quest Cherokee and Bluestem to incur thousands of dollars in curative costs to acquire title to such minerals. Further, without approval, Permian inserted non-standard construction completion penalty provisions into said rights-of-way and easements, forcing Quest Cherokee and Bluestem to incur thousands of dollars in damages resulting from the unauthorized construction penalty provisions. Finally, Plaintiff has failed to return confidential information to Quest Cherokee and Bluestem pursuant to the parties’ written confidentiality and non-disclosure agreement. Quest Cherokee and Bluestem seek an undetermined amount of damages, injunctive relief, and an accounting to determine whether and to what extent Permian charged excessive fees for purported services it provided. Discovery is ongoing. Quest Cherokee intends to defend vigorously against Permian’s claims.

Quest Cherokee is a counterclaim defendant in a lawsuit (Case No. 2006 CV 74) filed by Quest Cherokee in district court of Labette County, Kansas. Quest Cherokee filed that lawsuit seeking a declaratory judgment that several oil and gas leases owned by Quest Cherokee are valid and in effect. In the counterclaim, defendants allege that those leases have expired by their terms and have been forfeited by Quest Cherokee. Defendants seek a declaration that those leases are null and void, statutory damages of $100, and their attorney’s fees. Discovery in that case is ongoing. Quest Cherokee intends to vigorously defend against those counterclaims.

The Predecessor, from time to time, may be subject to legal proceedings and claims that arise in the ordinary course of its business. Although no assurance can be given, management believes, based on its experiences to date, that the ultimate resolution of such items will not have a material adverse impact on the Predecessor’s business, financial position or results of operations. Like other natural gas and oil producers and marketers, the Predecessor’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

9.	Asset Retirement Obligation

As described in “Note 3 — Summary of Significant Accounting Policies” above, effective June 1, 2003, the Predecessor adopted SFAS 143, Accounting for Asset Retirement Obligations. Upon adoption of SFAS 143, the Predecessor recorded a cumulative effect to net income of ($28,000) net of tax. Additionally, the

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Predecessor recorded an asset retirement obligation liability of $254,000 and an increase to net properties and equipment of $207,000.

The following table provides a roll forward of the asset retirement obligations for the seven months ended December 31, 2004 and for the years ended December 31, 2005 and 2006 (dollars in thousands):

	Seven
	Months Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2005	2006
	($ in thousands)

Asset retirement obligation beginning balance	$717	$871	$1,150
Liabilities incurred	129	217	175
Liabilities settled	(3)	(6)	(7)
Accretion expense	28	68	92
Revisions in estimated cash flows	—	—	—

Asset retirement obligation ending balance	$871	$1,150	$1,410

10.	Company Benefit Plan

The Predecessor has adopted a 401(K) profit sharing plan with an effective date of June 1, 2001. The plan covers all eligible employees. During the years ended December 31, 2006 and 2005, employees contributed $490,880 and $298,937, respectively to the plan and the Predecessor contributed 51,131 and 49,842 shares of its common stock to the plan. The Predecessor valued the 2006 and 2005 common stock contribution at $607,000 and $495,000, respectively, of which $428,000 and $266,000, respectively, was included as an expense in the statement of operations and $179,000 and $229,000, respectively, was included in oil and gas properties. During the seven-month transition period ended December 31, 2004 and the fiscal year ended May 31, 2004, the employee contributions to the plan were $115,231 and $97,631, respectively, and the Predecessor contributed 32,355 shares of its common stock to the plan. The Predecessor valued the 2004 common stock contribution at $121,000 and included this amount as an expense in the statement of operations. There is a graduated vesting schedule with the employee becoming fully vested after six years of service.

Stock-Based Compensation

The Predecessor employs its own field employees and first level supervisor. The management level and general and administrative employees supporting the operations of the Predecessor are employees of Quest Energy Service, Inc. In addition, during the periods presented a portion of the general and administrative (“G&A”) expenses and lease operating expenses allocated to the Predecessor was non-cash stock-based compensation recorded on the books of QRC. On January 1, 2006, QRC adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) using the “modified prospective” method. SFAS 123R is a revision of SFAS No. 123, “ Accounting for Stock-Based Compensation “ (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “ Accounting for Stock Issued to Employees “ (“APB 25”). Prior to the adoption of SFAS 123R, employee stock options and restricted stock awards were accounted for under the provisions of APB 25, which resulted in no compensation expense being recorded by QRC for stock options, since all options that were granted to QRC employees or non-employee directors had an exercise price equal to or above the common stock price on the grant date.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

However, expense was recorded by QRC and allocated to the Predecessor related to restricted stock granted to QRC employees.

11.	Operating Leases

The minimum annual rental commitments as of December 31, 2006 under non-cancellable office space leases are as follows: 2007 — $150,000; 2008 — $142,000 and 2009 — $59,000.

12.	Major Purchasers

The Predecessor’s natural gas and oil production is sold under contracts with various purchasers. Natural gas sales to one purchaser approximated 90% of total natural gas and oil revenues for the fiscal year ended May 31, 2004 and 95% of total natural gas and oil revenues for the seven-month transition period ended December 31, 2004 and for the years ended December 31, 2005 and 2006.

13.	Financial Instruments

The following information is provided regarding the estimated fair value of the financial instruments, including derivative assets and liabilities as defined by SFAS 133 that the Predecessor held as of December 31, 2005 and 2006 and the methods and assumptions used to estimate their fair value:

	December 31, 2005		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	($ in thousands)

Derivative assets:
Interest rate swaps and caps	$188	$188	$197	$197
Basis swaps	—	—	62	62
Fixed-price natural gas swaps	—	—	2,207	2,207
Fixed-price natural gas collars	—	—	13,111	13,111
Derivative liabilities:
Basis swaps	$—	$—	$(377)	$(377)
Fixed-price natural gas swaps	(31,185)	(31,185)	—	—
Fixed-price natural gas collars	(30,733)	(30,733)	(12,316)	(12,316)
Credit facilities	(75,310)	(75,310)	(225,000)	(225,000)
Other financing agreements	(986)	(986)	(569)	(569)

The carrying amount of cash, receivables, deposits, accounts payable and accrued expenses approximates fair value due to the short maturity of those instruments. The carrying amounts for notes payable approximate fair value due to the variable nature of the interest rates of the notes payable.

The fair value of all derivative instruments as of December 31, 2005 and 2006 was based upon estimates determined by the Predecessor’s counterparties and subsequently evaluated internally using established index prices and other sources. These values are based upon, among other things, futures prices, volatility, and time to maturity and credit risk. The values reported in the financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors. Please read “Note 14 — Derivatives” below.

Derivative assets and liabilities reflected as current in the December 31, 2006 and 2005 balance sheets represent the estimated fair value of fixed-price contract settlements scheduled to occur over the subsequent

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

twelve-month period based on market prices for natural gas and fluctuations in interest rates as of the balance sheet date. The offsetting increase in value of the hedged future production has not been accrued in the accompanying balance sheet, creating the appearance of a working capital deficit from these contracts. The contract settlement amounts are not due and payable until the monthly period that the related underlying hedged transaction occurs. In some cases the recorded liability for certain contracts significantly exceeds the total settlement amounts that would be paid to a counterparty based on prices and interest rates in effect at the balance sheet date due to option time value. Since the Predecessor expects to hold these contracts to maturity, this time value component has no direct relationship to actual future contract settlements and consequently does not represent a liability that will be settled in cash or realized in any way.

14.	Derivatives

Natural Gas Hedging Activities

The Predecessor seeks to reduce its exposure to unfavorable changes in natural gas prices, which are subject to significant and often volatile fluctuation, through the use of fixed-price contracts. The fixed-price contracts are comprised of energy swaps and collars. These contracts allow the Predecessor to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided in the contracts. However, the Predecessor will not benefit from market prices that are higher than the fixed prices in the contracts for hedged production. Collar structures provide for participation in price increases and decreases to the extent of the ceiling and floor prices provided in those contracts. For the fiscal year ended May 31, 2004, the seven months ended December 31, 2004 and the years ended December 31, 2005 and 2006, fixed-price contracts hedged approximately 83.0%, 85.0%, 89.0%, and 61.0%, respectively, of the Predecessor’s natural gas production. As of December 31, 2006, fixed-price contracts are in place to hedge 20.1 Bcf of estimated future natural gas production. Of this total volume, 10.8 Bcf are hedged for 2007 and 9.3 Bcf thereafter.

For energy swap contracts, the Predecessor receives a fixed price for the respective commodity and pays a floating market price, as defined in each contract (generally a regional spot market index or in some cases, NYMEX future prices), to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty. Natural gas collars contain a fixed floor price (put) and ceiling price (call) (generally a regional spot market index or in some cases, NYMEX future prices). If the market price of natural gas exceeds the call strike price or falls below the put strike price, then the Predecessor receives the fixed price and pays the market price. If the market price of natural gas is between the call and the put strike price, then no payments are due from either party.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated volumes, fixed prices, fixed-price sales and fair value attributable to the fixed-price contracts as of December 31, 2006. Please read “ — Market Risk.”

	Years Ending December 31,
	2007	2008	Total
	($ in thousands, except per MMBtu data)

Natural Gas Swaps:
Contract volumes (MMBtu)	2,354,000	—	2,354,000
Weighted-average fixed price per MMBtu(1)	$7.20	—	$7.20
Fixed-price sales	$16,948	—	$16,948
Fair value, net	$2,207	—	$2,207
Natural Gas Collars:
Contract volumes (MMBtu):
Floor	8,433,000	7,027,000	15,460,000
Ceiling	8,433,000	7,027,000	15,460,000
Weighted-average fixed price per MMBtu(1):
Floor	$6.63	$6.54	$6.59
Ceiling	$7.54	$7.53	$7.54
Fixed-price sales(2)	$55,890	$45,973	$101,863
Fair value, net	$3,525	$(2,729)	$796
Total Natural Gas Contracts(3):
Contract volumes (MMBtu)	10,786,000	7,027,000	17,813,000
Weighted-average fixed price per MMBtu(1)	$6.75	$6.54	$6.67
Fixed-price sales(2)	$72,838	$45,973	$118,811
Fair value, net	$5,732	$(2,729)	$3,003

(1)	The prices to be realized for hedged production are expected to vary from the prices shown due to basis.

(2)	Assumes floor prices for natural gas collar volumes.

(3)	Does not include basis swaps with notional volumes by year, as follows: 2007: 1,825,000 MMBtu; 2008: 1,460,000 MMBtu.

The estimates of fair value of the fixed-price contracts are computed based on the difference between the prices provided by the fixed-price contracts and forward market prices as of the specified date, as adjusted for basis. Forward market prices for natural gas are dependent upon supply and demand factors in such forward market and are subject to significant volatility. The fair value estimates shown above are subject to change as forward market prices and basis change. Please read “Note 13 — Financial Instruments” above.

All fixed-price contracts have been approved by the Predecessor’s board of directors. The differential between the fixed price and the floating price for each contract settlement period multiplied by the associated contract volume is the contract profit or loss. For fixed-price contracts qualifying as cash flow hedges pursuant to SFAS 133, the realized contract profit or loss is included in oil and gas sales in the period for which the underlying production was hedged. For the fiscal year ended May 31, 2004, the seven-month transition period ended December 31, 2004 and the years ended December 31, 2005 and 2006, oil and gas sales included $649,000, $4.7 million, $27.9 million and $7.9 million, respectively, of net losses associated with realized losses under fixed-price contracts.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

For contracts that did not qualify as cash flow hedges, the realized contract profit and loss is included in other revenue and expense in the period for which the underlying production was hedged. For the fiscal year ended May 31, 2004, the seven-month transition period ended December 31, 2004 and the years ended December 31, 2005 and 2006, other revenue and expense included $1.5 million, $105,000, $0 and $10.2 million, respectively, of net losses associated with realized losses under fixed-price contracts.

For fixed-price contracts qualifying as cash flow hedges, changes in fair value for volumes not yet settled are shown as adjustments to other comprehensive income. For those contracts not qualifying as cash flow hedges, changes in fair value for volumes not yet settled are recognized in change in derivative fair value in the statement of operations. The fair value of all fixed-price contracts are recorded as assets or liabilities in the balance sheet.

Based upon market prices at December 31, 2006, the estimated amount of unrealized gains for fixed-price contracts shown as adjustments to other comprehensive income that are expected to be reclassified into earnings as actual contract cash settlements are realized within the next 12 months is $5.3 million.

Change in Derivative Fair Value

Change in derivative fair value in the statements of operations for the fiscal year ended May 31, 2004, the seven-month transition period ended December 31, 2004 and the years ended December 31, 2005 and 2006, are comprised of the following:

		Seven
	Year Ended	Months Ended	Year Ended	Year Ended
	May 31,	December 31,	December 31,	December 31,
	2004	2004	2005	2006
	($ in thousands)

Change in fair value of derivatives not qualifying as cash flow hedges	$(1,740)	$(269)	$879	$12,233
Amortization of derivative fair value gains and losses recognized in earnings prior to actual cash settlements	888	565	103	—
Settlements due to ineffective cash flow hedges	—	—	—	(10,234)
Ineffective portion of derivatives qualifying as cash flow hedges	(1,161)	(1,783)	(5,650)	4,411

	$(2,013)	$(1,487)	$(4,668)	$6,410

The amounts recorded in change in derivative fair value do not represent cash gains or losses. Rather, they are temporary valuation swings in the fair value of the contracts. All amounts initially recorded in this caption are ultimately reversed within this same caption over the respective contract terms.

Credit Risk

Energy swaps and collars provide for a net settlement due to or from the respective party as discussed previously. The counterparties to the derivative contracts are a financial institution and a major energy corporation. Should a counterparty default on a contract, there can be no assurance that we would be able to enter into a new contract with a third party on terms comparable to the original contract. The Predecessor has not experienced non-performance by its counterparties.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Cancellation or termination of a fixed-price contract would subject a greater portion of the Predecessor’s natural gas production to market prices, which, in a low price environment, could have an adverse effect on its future operating results. In addition, the associated carrying value of the derivative contract would be removed from the balance sheet.

Market Risk

The differential between the floating price paid under each energy swap or collar contract and the price received at the wellhead for the Predecessor’s production is termed “basis” and is the result of differences in location, quality, contract terms, timing and other variables. For instance, some of the Predecessor’s fixed price contracts are tied to commodity prices on the New York Mercantile Exchange (“NYMEX”), that is, the Predecessor receives the fixed price amount stated in the contract and pays to its counterparty the current market price for gas as listed on the NYMEX. However, due to the geographic location of the Predecessor’s natural gas assets and the cost of transporting the natural gas to another market, the amount that the Predecessor receives when it actually sells its natural gas is based on the Southern Star Central TX/KS/OK (“Southern Star”) first of month index, with a small portion being sold based on the daily price on the Southern Star index. The difference between natural gas prices on the NYMEX and the price actually received by the Predecessor is referred to as a basis differential. Typically, the price for natural gas on the Southern Star first of the month index is less than the price on the NYMEX due to the more limited demand for natural gas on the Southern Star first of the month index.

The effective price realizations that result from the fixed-price contracts are affected by movements in this basis differential. Basis movements can result from a number of variables, including regional supply and demand factors, changes in the portfolio of the Predecessor’s fixed-price contracts and the composition of its producing property base. Basis movements are generally considerably less than the price movements affecting the underlying commodity, but their effect can be significant. Recently, the basis differential has been increasingly volatile and has on occasion resulted in the Predecessor receiving a net price for its natural gas that is significantly below the price stated in the fixed price contract.

Changes in future gains and losses to be realized in natural gas and oil sales upon cash settlements of fixed-price contracts as a result of changes in market prices for natural gas are expected to be offset by changes in the price received for hedged natural gas production.

15.	SFAS 69 Supplemental Disclosures (Unaudited)

Net Capitalized Costs

The Predecessor’s aggregate capitalized costs related to natural gas and oil producing activities are summarized as follows:

	December 31,
	2005	2006

Natural gas and oil properties and related lease equipment:
Proved	$201,788,000	$316,780,000
Unproved	18,285,000	9,545,000

	220,073,000	326,325,000
Accumulated depreciation and depletion	(36,703,000)	(92,732,000)

Net capitalized costs	$183,370,000	$233,593,000

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Unproved properties not subject to amortization consisted mainly of leasehold acquired through acquisitions. The Predecessor will continue to evaluate its unproved properties; however, the timing of the ultimate evaluation and disposition of the properties has not been determined.

Costs Incurred

Costs incurred in natural gas and oil property acquisition, exploration and development activities that have been capitalized are summarized as follows:

	Year Ended December 31,
	2005	2006

Acquisition of properties proved and unproved	$—	$—
Development costs	29,283,000	105,917,000	(1)

	$29,283,000	$105,917,000

(1)	Development costs for the year ended December 31, 2005 do not include the buy out of the ArcLight units of $19.1 million.

Results of Operations for Natural Gas and Oil Producing Activities

The Predecessor’s results of operations from natural gas and oil producing activities are presented below for the fiscal year ended May 31, 2004, the transition period ended December 31, 2004 and the years ended December 31, 2005 and 2006. The following table includes revenues and expenses associated directly with the Predecessor’s natural gas and oil producing activities. It does not include any interest costs and general and administrative costs and, therefore, is not necessarily indicative of the contribution to consolidated net operating results of the Predecessor’s natural gas and oil operations.

		Seven
	Year Ended	Months Ended	Year Ended
	May 31,	December 31,
	2004	2004	2005	2006

Production revenues	$28,147,000	$24,201,000	$44,565,000	$65,551,000
Production costs	(5,003,000)	(4,473,000)	(13,633,000)	(20,142,000)
Transportation costs	(1,869,000)	(4,112,000)	(7,793,000)	(18,344,000)
Depreciation and depletion	(6,698,000)	(6,954,000)	(20,121,000)	(25,521,000)

	14,577,000	8,662,000	3,018,000	1,544,000
Imputed income tax provision(1)	(5,831,000)	(3,465,000)	(1,207,000)	(618,000)

Results of operations for natural gas/oil producing activity	$8,746,000	$5,197,000	$1,811,000	$926,000

(1)	The imputed income tax provision is hypothetical (at the statutory rate) and determined without regard to the Predecessor’s deduction for general and administrative expenses, interest costs and other income tax credits and deductions, nor whether the hypothetical tax provision will be payable.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Natural Gas and Oil Reserve Quantities

The following schedule contains estimates of proved natural gas and oil reserves attributable to the Predecessor. Proved reserves are estimated quantities of natural gas and oil that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those that are expected to be recovered through existing wells with existing equipment and operating methods. Reserves are stated in thousand cubic feet (Mcf) of natural gas and barrels (Bbl) of oil. Geological and engineering estimates of proved natural gas and oil reserves at one point in time are highly interpretive, inherently imprecise and subject to ongoing revisions that may be substantial in amount. Although every reasonable effort is made to ensure that the reserve estimates are accurate, by their nature reserve estimates are generally less precise than other estimates presented in connection with financial statement disclosures.

	Gas — Mcf	Oil — Bbls

Proved reserves:
Balance, December 31, 2004	149,843,900	47,834
Purchase of reserves-in-place	—	—
Extensions and discoveries	—	—
Revisions of previous estimates	(5,959,600)	(6,324)
Production	(9,565,000)	(9,241)

Balance, December 31, 2005	134,319,300	32,269
Purchase of reserves-in-place	—	—
Extensions and discoveries	76,002,842	9,740
Revisions of previous estimates	—	—
Production	(12,282,142)	(9,737)

Balance, December 31, 2006	198,040,000	32,272

Proved developed reserves:
Balance, December 31, 2004	81,467,220	47,834
Balance, December 31, 2005	71,638,250	32,269
Balance, December 31, 2006	122,390,360	32,272

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Standardized Measure of Discounted Future Net Cash Flows

The following schedule presents the standardized measure of estimated discounted future net cash flows from the Predecessor’s proved reserves for the fiscal year ended May 31, 2004, the seven-month transition period ended December 31, 2004 and for the years ended December 31, 2005 and 2006. Estimated future cash flows are based on independent reserve data. Because the standardized measure of future net cash flows was prepared using the prevailing economic conditions existing at May 31, 2004 and December 31, 2004, 2005 and 2006, it should be emphasized that such conditions continually change. Accordingly, such information should not serve as a basis in making any judgment on the potential value of the Predecessor’s recoverable reserves or in estimating future results of operations.

		Seven
	Year Ended	Months Ended
	May 31,	December 31,	Year Ended December 31,
	2004	2004	2005	2006

Future production revenues(1)	$796,329,000	$959,591,000	$1,258,579,000	$1,197,198,000
Future production costs	(264,810,000)	(274,015,000)	(366,474,000)	(638,844,000)
Future development costs	(48,773,000)	(74,470,000)	(122,428,000)	(126,272,000)

Future cash flows before income taxes	482,746,000	611,106,000	769,677,000	432,082,000
Future income tax	(128,000,000)	(160,734,000)	(205,561,000)	(67,982,000)

Future net cash flows	354,746,000	450,372,000	564,116,000	364,100,000
Effect of discounting future annual cash flows at 10%	(120,802,000)	(154,769,000)	(210,446,000)	(138,205,000)

Standardized measure of discounted net cash flows before hedges	233,944,000	295,603,000	353,670,000	225,895,000
Future hedge settlements	(19,788,000)	(22,477,000)	(61,918,000)	2,687,000

Standardized measure of discounted net cash flows after hedges	$214,156,000	$273,126,000	$291,752,000	$228,582,000

(1)	The weighted average natural gas and oil wellhead prices used in computing the Predecessor’s reserves were $5.95 per Mcf and $35.25 per Bbl at May 31, 2004; $6.30 per Mcf and $41.07 per Bbl at December 31, 2004; $9.22 per Mcf and $55.69 per Bbl at December 31, 2005 and $6.00 per Mcf and $58.06 per Bbl at December 31, 2006.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The principal changes in the standardized measure of discounted future net cash flows relating to proven natural gas and oil properties were as follows:

		Seven
	Year Ended	Months Ended
	May 31,	December 31,	Year Ended December 31,
	2004	2004	2005		2006

Sales and transfers of natural gas and oil, net of production costs	$(21,312,000)	$(18,419,000)	$(25,646,000)		$(25,796,000)
Net changes in prices and production costs	7,461,000	45,264,000	171,468,000		(457,808,000)
Acquisitions of natural gas and oil in place — less related production costs	217,924,000	—	—		—
Extensions and discoveries, less related production costs	19,956,000	46,686,000	—		128,620,000
Revisions of previous quantity estimates less related production costs	22,722,000	5,004,000	(51,760,000	)(1)	(4,121,000)
Accretion of discount	3,917,000	4,609,000	8,832,000		7,053,000
Net change in income taxes	(63,792,000)	(21,485,000)	(44,827,000)		137,579,000

Total change in standardized measure of discounted future net cash flows	$186,876,000	$61,659,000	$58,067,000		$(214,473,000)

(1)	Includes $30.1 million related to increase in future development costs.

The following schedule contains a comparison of the standardized measure of discounted future net cash flows to the net carrying value of proved natural gas and oil properties at December 31, 2004, 2005 and 2006:

	Year Ended At December 31,
	2004	2005	2006

Standardized measure of discounted future net cash flows before hedges	$295,603,000	$353,670,000	$225,895,000
Proved natural gas & oil property, net of accumulated depletion	138,358,000	165,085,000	223,943,000

Standardized measure of discounted future net cash flows in excess of net carrying value of proved natural gas & oil properties	$157,245,000	$188,585,000	$1,952,000

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

16.	Comparison of Certain Financial Data Due To Change in Fiscal Year End

Seven months ended December 31, 2003 compared to the seven months ended December 31, 2004

The Predecessor changed its fiscal year-end from May 31 to December 31, effective January 1, 2005. As a result of this change, the Predecessor has prepared financial statements for the seven-month transition period ended December 31, 2004. Accordingly, the following results of operations compares unaudited balances for the seven months ended December 31, 2003 to the audited balances for the seven months ended December 31, 2004 (dollars in thousands).

	Seven Months Ended December 31,
	2003	2004
	(Unaudited)

Revenues:
Oil and gas sales	$8,755	$24,201
Other revenue/expense	(1,862)	37

Total revenues	6,893	24,238

Cost and expenses:
Oil and gas production	2,430	4,473
Transportation expense	1,035	4,112
General and administrative expense	603	2,328
Depreciation, depletion and amortization	1,773	6,954

Total costs and expenses	5,841	17,867

Operating income	1,052	6,371
Change in derivative fair value	3,312	(1,487)
Other income (expense):
Interest expense	(882)	(7,711)
Interest income	—	9

Total other income (expense)	2,430	(9,189)

Income (loss) before income taxes	3,482	(2,818)
Deferred income tax (expense)	—	—

Net income (loss) before cumulative effect of accounting change	3,482	(2,818)
Cumulative effect of accounting change, net of income tax of $19,000	(28)	—

Net income (loss)	$3,454	$(2,818)

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The following analysis of cash flows compares the unaudited seven months ended December 31, 2003 to the audited seven months ended December 31, 2004 (dollars in thousands).

	Seven Months Ended
	December 31,
	2003	2004
	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$3,454	$(2,818)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation & depletion	1,773	6,954
Accrued interest subordinated notes	—	4,866
Change in derivative fair value	(3,312)	1,487
Cumulative effect of accounting change	28	—
Accretion of line of credit	1,204	—
Stock issued for services	62	—
Stock issued for director fees	—	62
Amortization of loan origination fees	—	530
Other	—	163
Change in assets and liabilities:
Accounts receivable	(2,324)	893
Other receivables	(63)	66
Other current assets	397	14
Inventory	148	161
Accounts payable	1,353	6,454
Accrued expenses	155	190

Net cash provided by operating activities	2,875	19,022
Cash flows from investing activities:
Acquisition of proved gas & oil properties	(109,855)	—
Equipment, development & leasehold costs	(13,225)	(28,276)
Other assets	—	(415)

Net cash used in investing activities	(123,080)	(28,691)
Cash flows from financing activities:
Long-term debt	71,416	121,711
Repayments of note borrowings	(10,585)	(104,732)
Proceeds from subordinated debt	40,576	—
Refinancing costs	—	(4,942)
Acquisition holdback payable	12,417	—
Proceeds from capital contributions	4,601	1,258
Change in other long-term liabilities	—	(638)

Net cash provided by financing activities	118,425	12,657

Net increase in cash	(1,780)	2,988
Cash, beginning of period	2,180	3,459

Cash, end of period	$400	$6,447

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

17.	Recent Accounting Pronouncements

The Financial Accounting Standards Board recently issued the following standards which the Predecessor reviewed to determine the potential impact on its financial statements upon adoption.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which revised SFAS 123, Accounting for Stock-Based Compensation. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. Since the issuance of SFAS 123(R), three FASB Staff Positions (FSPs) have been issued regarding SFAS 123(R): FSP FAS 123(R)-1 — Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R), FSP FAS 123(R)-2 — Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R), and FSP FAS 123(R)-3 — Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. These FSPs will be applicable upon the initial adoption of FAS 123(R). The effect of SFAS 123(R) is more fully described in “Note 10 — Company Benefit Plan” above.

In March 2005, the FASB issued FASB Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 specifies the accounting treatment for conditional asset retirement obligations under the provisions of SFAS 143. FIN 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The Predecessor adopted this statement effective December 31, 2005. Implementation of FIN 47 did not have a material effect on its financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires retrospective application to prior period financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the nature and extent of any voluntary accounting changes and correction of errors after the effective date, but the Predecessor does not currently expect SFAS 154 to have a material impact on its financial statements.

In June 2005, the EITF reached a consensus on Issue No. 04-10, Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds. EITF Issue 04-10 confirmed that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS 131, Disclosure about Segments of an Enterprise and Related Information. The consensus in this issue should be applied for fiscal years ending after September 30, 2005, and the corresponding information for earlier periods, including interim periods, should be restated unless it is impractical to do so. The adoption of EITF Issue 04-10 is not expected to have a material impact on the Predecessor’s disclosures.

In September 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF Issue 04-13 requires that purchases and sales of inventory with the same counterparty in the same line of business should be accounted for as a single non-monetary exchange, if entered into in contemplation of one another. The consensus is effective for inventory arrangements entered into, modified or renewed in interim or annual reporting periods beginning after March 15, 2006. The adoption of EITF Issue 04-13 is not expected to have a material impact on the Predecessor’s financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

In February 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends FASB Statements No. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument containing an embedded derivative that would otherwise require bifurcation, and broadens a Qualified Special Purpose Entity’s permitted holdings to include passive derivative financial instruments that pertain to other derivative financial instruments. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year beginning after September 15, 2006. SFAS No. 155 has no current applicability to the Predecessor’s financial statements. Management plans to adopt SFAS No. 155 on January 1, 2007 and it is anticipated that the initial adoption of this statement will not have a material impact on the Predecessor’s financial position, results of operations, or cash flows.

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006 and has no current applicability to the Predecessor’s financial statements. Management plans to adopt FIN 48 on January 1, 2007 and it is anticipated that the initial adoption of FIN 48 will not have a material impact on the Predecessor’s financial position, results of operations, or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 157.

In September 2006, the FASB issued Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”), an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires (a) recognition of the funded status (measured as the difference between the fair value of the plan assets and the benefit obligation) of a benefit plan as an asset or liability in the employer’s statement of financial position, (b) measurement of the funded status as of the employer’s fiscal year-end with limited exceptions, and (c) recognition of changes in the funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS No. 158 has no current applicability to the Predecessor’s financial statements. Management plans to adopt SFAS No. 158 on December 31, 2006 and it is anticipated the adoption of SFAS No. 158 will not have a material impact to the Predecessor’s financial position, results of operations, or cash flows.

In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment. SAB No. 108 will be effective beginning

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

January 1, 2007 and it is anticipated that the initial adoption of SAB No. 108 will not have a material impact on the Predecessor’s financial position, results of operations, or cash flows.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), an amendment of FASB Statement No. 115. SFAS No. 159 addresses how companies should measure many financial instruments and certain other items at fair value. The objective is to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 159.

18.	Subsequent Events

On April 25, 2007, the Predecessor entered into amendments to its credit facilities. Under the amendments, the lenders waived the default under the credit facilities due to the Predecessor’s failure to comply with the maximum total debt to EBITDA ratio for the fiscal quarter ended March 31, 2007. After giving effect to the amendments, the Predecessor’s ratio of total net debt to EBITDA for each quarter ending on the dates set forth below may not exceed:

•	4.50 to 1.0 for the quarter ended March 31, 2007;

•	5.50 to 1.0 for the quarter ended June 30, 2007;

•	4.75 to 1.0 for the quarter ended September 30, 2007;

•	4.25 to 1.0 for the quarter ended December 31, 2007;

•	3.50 to 1.0 for the quarter ended March 31, 2008;

•	3.25 to 1.0 for the quarter ended June 30, 2008; and

•	3.0 to 1.0 for the quarter ended on or after September 30, 2008.

In connection with the amendments, the Predecessor paid the lenders an aggregate amount equal to $1,687,500.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CARVE OUT BALANCE SHEETS

	December 31,	March 31,
	2006	2007
		(Unaudited)
	($ in thousands)
ASSETS
Current assets:
Cash	$—	$—
Restricted cash	1,150	1,150
Accounts receivable, trade	9,840	11,899
Other receivables	371	1,415
Inventory	3,378	3,981
Other current assets	1,053	1,859
Short-term derivative asset	10,795	2,781

Total current assets	26,587	23,085
Property and equipment, net of accumulated depreciation of $5,045 and $5,183	16,054	17,017
Oil and gas properties:
Properties being amortized	316,783	335,067
Properties not being amortized	9,445	12,012

	326,228	347,079
Less: Accumulated depreciation, depletion, amortization and impairment	(92,733)	(99,399)

Net property, plant and equipment	233,495	247,680
Other assets, net	9,466	8,936
Long-term derivative asset	4,782	2,695

Total assets	$290,384	$299,413

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$13,929	$14,956
Revenue payable	4,540	6,440
Accrued expenses	2,486	2,057
Current portion of notes payable	324	228
Short-term derivative liability	5,244	10,457

Total current liabilities	26,523	34,138
Non-current liabilities:
Long-term derivative liability	7,449	6,078
Asset retirement obligation	1,410	1,477
Notes payable	225,569	225,348
Less current maturities	(324)	(228)

Total non-current liabilities	234,104	232,675

Total liabilities	260,627	266,813

Commitments and contingencies	—	—
Partners’ capital:
Partners’ capital	29,329	45,653
Accumulated other comprehensive income	428	(13,053)

Total partners’ capital	29,757	32,600

Total liabilities and partners’ capital	$290,384	$299,413

The accompanying notes are an integral part of these financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CARVE OUT STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2006	2007
	(Unaudited)
	($ in thousands)

Revenues:
Oil and gas sales	$18,479	$25,549
Other revenue/(expense)	(37)	(13)

Total revenues	18,442	25,536
Costs and expenses:
Oil and gas production	3,497	7,244
Transportation expense	2,019	6,344
General and administrative expenses	1,264	1,753
Depreciation, depletion and amortization	5,417	6,737

Total cost of revenues	12,197	22,078

Operating income (loss)	6,245	3,458
Other income (expense):
Change in derivative fair value	7,077	(464)
Sale of assets	20	107
Interest expense	(2,809)	(6,971)
Interest income	136	177

Total other income (expense)	4,424	(7,151)

Income (loss) before income taxes	10,669	(3,693)
Income tax expense	—	—

Net income (loss)	$10,669	$(3,693)

The accompanying notes are an integral part of these financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CARVE OUT STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2006	2007
	(Unaudited)
	($ in thousands)

Cash flows from operating activities:
Net income (loss)	$10,669	$(3,693)
Adjustments to reconcile net income (loss) to cash provided by operations:
Depreciation and depletion	5,417	7,331
Change in derivative fair value	(7,077)	464
Capital contributions for directors fees	119	(62)
Capital contributions to employees	127	120
Amortization of loan origination fees	266	479
Amortization of gas swap fees	21	62
Amortization of deferred hedging gains	(412)	—
(Gain) loss on sale of assets	(20)	(65)
Change in assets and liabilities:
Restricted cash	2,945	—
Accounts receivable	2,143	(2,059)
Other receivables	—	(1,044)
Other current assets	—	(806)
Deposits	372	—
Inventory	(1,454)	(604)
Accounts payable	6,413	1,029
Revenue payable	—	1,900
Accrued expenses	1,023	(429)

Net cash provided by (used in) operating activities	20,552	2,623
Cash flows from investing activities:
Equipment, development and leasehold costs	(28,930)	(20,854)
Net additions to other property and equipment	(3,846)	(2,468)
Proceeds from sale of property and equipment	106	922

Net cash used in investing activities	(32,670)	(22,400)
Cash flows from financing activities:
Proceeds from bank borrowings	37,000	—
Repayments of note borrowings	(129)	(221)
Capital contributions (distributions)	(10,805)	19,958
Change in other long-term liabilities	38	40

Net cash provided from financing activities	26,104	19,777

Net increase (decrease) in cash	13,986	—
Cash, beginning of period	2,527	—

Cash, end of period	$16,513	$—

The accompanying notes are an integral part of these financial statements.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS
MARCH 31, 2007
(UNAUDITED)

1.	Formation of the Partnership and Description of Business

Quest Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), was formed in July 2007 by Quest Resource Corporation (together with its subsidiaries, “QRC”) to acquire, exploit, and develop oil and natural gas properties and to acquire, own, and operate related assets. QRC currently owns all the general and limited partner interests in the Partnership. The Partnership plans to pursue an initial public offering of its common units representing limited partner interests (the “Offering”). At the closing of the Offering, the Partnership will hold gas and oil properties and related assets in the Cherokee Basin of Kansas and Oklahoma (the “Cherokee Basin Operations”) currently owned by Quest Cherokee, LLC, a wholly owned subsidiary of QRC. At the closing of the Offering, QRC will contribute Quest Cherokee, LLC to the Partnership in exchange for general partner units, the incentive distribution rights, common units and subordinated units in the Partnership.

2.	Basis of Presentation

The accompanying carve out financial statements and related notes thereto represent the carve out financial position, results of operations and cash flows of the Cherokee Basin Operations, referred to as Quest Energy Partners, L.P. Predecessor or the Predecessor. The carve out financial statements have been prepared in accordance with Regulation S-X, Article 3 “General instructions as to financial statements” and Staff Accounting Bulletin (“SAB”) Topic 1-B “Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.” Certain expenses incurred by QRC are only indirectly attributable to its ownership of the Cherokee Basin Operations as QRC owns interests in midstream assets and other gas and oil properties. As a result, certain assumptions and estimates were made in order to allocate a reasonable share of such expenses to the Predecessor, so that the accompanying carve out financial statements reflect substantially all the costs of doing business. The allocations and related estimates and assumptions are described more fully in “Note 3 — Summary of Significant Accounting Policies” below.

3.	Summary of Significant Accounting Policies

Use of Estimates

Preparing carve out financial statements in conformity with accounting principles generally accepted in the United States requires the Predecessor to make certain estimations and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the reported amounts of revenues and expenses. Also, certain amounts in the accompanying carve out financial statements have been allocated in a way that the Predecessor believes is reasonable and consistent in order to depict the historical financial position, results of operations and cash flows of the Predecessor on a stand-alone basis. Actual results could differ materially from those estimates.

Estimates made in preparing these financial statements include, among other things, estimates of the proved gas and oil reserve volumes used in calculating depletion, depreciation and amortization expense; the estimated future cash flows and fair value of properties used in determining the need for any impairment write-down; and the timing and amount of future abandonment costs used in calculating asset retirement obligations. Future changes in the assumptions used could have a significant impact on reported results in future periods.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Basis of Accounting

The Predecessor’s financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred.

Cash Equivalents

For purposes of the consolidated financial statements, the Predecessor considers investments in all highly liquid instruments with original maturities of three months or less at date of purchase to be cash equivalents.

QRC provided cash as needed to support the operations of the Cherokee Basin Operations and has collected cash from sales of production from the Cherokee Basin Operations. Consequently, the accompanying Carve Out Balance Sheets of the Predecessor do not include any cash balances.

Uninsured Cash Balances

The Predecessor maintains its cash balances at several financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The Predecessor’s cash balances typically are in excess of this amount.

Accounts Receivable

The Predecessor conducts the majority of its operations in the States of Kansas and Oklahoma and operates exclusively in the natural gas and oil industry. The Predecessor’s joint interest and natural gas and oil sales receivables are generally unsecured; however, the Predecessor has not experienced any significant losses to date. Receivables are recorded at the estimate of amounts due based upon the terms of the related agreements.

Management periodically assesses the Predecessor’s accounts receivable and establishes an allowance for estimated uncollectible amounts. Accounts determined to be uncollectible are charged to operations when that determination is made.

Inventory

Inventory, which is included in current assets, includes tubular goods and other lease and well equipment which we plan to utilize in our ongoing exploration and development activities and is carried at the lower of cost or market using the specific identification method.

Concentration of Credit Risk

A significant portion of the Predecessor’s liquidity is concentrated in cash and derivative contracts that enable the Predecessor to hedge a portion of its exposure to price volatility from producing natural gas and oil. These arrangements expose the Predecessor to credit risk from its counterparties. The Predecessor’s accounts receivable are primarily from purchasers of natural gas and oil products. Natural gas sales to one purchaser, ONEOK, accounted for approximately 95% of our natural gas and oil revenues for the three months ended March 31, 2006, and natural gas sales to two purchasers, ONEOK and Tenaska, accounted for approximately 73% and 27%, respectively, of our natural gas and oil revenues for the three months ended March 31, 2007. The industry concentration has the potential to impact the Predecessor’s overall exposure to credit risk, either positively or negatively, in that the Predecessor’s customers may be similarly affected by changes in economic, industry or other conditions.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Natural Gas and Oil Properties

The Predecessor follows the full cost method of accounting for natural gas and oil properties, prescribed by the Securities and Exchange Commission (“SEC”). Under the full cost method, all acquisition, exploration, and development costs are capitalized. The Predecessor capitalizes internal costs including: salaries and related fringe benefits of employees directly engaged in the acquisition, exploration and development of natural gas and oil properties, as well as other directly identifiable general and administrative costs associated with such activities.

All capitalized costs of natural gas and oil properties, including the estimated future costs to develop proved reserves, are amortized on the units-of-production method using estimates of proved reserves. Investments in unproved reserves and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonments of natural gas and oil properties are accounted for as adjustments of capitalized costs; that is, the cost of abandoned properties is charged to the full cost pool and amortized.

Under the full cost method of accounting, the net book value of natural gas and oil properties, less related deferred income taxes, may not exceed a calculated “ceiling.” The ceiling limitation is the estimated after-tax future net revenues, discounted at 10% per annum, from proved natural gas and oil reserves, plus the cost of properties not subject to amortization, as adjusted for the present value of all future oil and gas hedges. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value of the full cost pool is compared to the ceiling on a quarterly basis. The excess, if any, of the net book value above the ceiling is required to be written off as an expense.

As of December 31, 2006, the Predecessor’s net book value of gas and oil properties exceeded the ceiling. Accordingly, a provision for impairment was recognized in the fourth quarter of 2006 of $30.7 million. The provision for impairment was primarily attributable to declines in the prevailing market prices of oil and gas at the measurement date.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between the capitalized costs and proved reserves of natural gas and oil, in which case the gain or loss is recognized in income.

Other Property and Equipment

Other property and equipment is reviewed on an annual basis for impairment and as of March 31, 2007, the Predecessor had not identified any such impairment. Repairs and maintenance are charged to operations when incurred and improvements and renewals are capitalized.

Other property and equipment are stated at cost. Depreciation is calculated using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The estimated useful lives are as follows:

•	Buildings: 25 years;

•	Equipment: 10 years; and

•	Vehicles: 7 years.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Debt Issue Costs

Included in other assets are costs associated with bank credit facilities. The remaining unamortized debt issue costs at March 31, 2007 and December 31, 2006 totaled $9.7 million and $9.1 million, respectively, and are being amortized over the life of the credit facilities.

Other Dispositions

Upon disposition or retirement of property and equipment other than natural gas and oil properties, the cost and related accumulated depreciation are removed from the accounts and the gain or loss thereon, if any, is credited or charged to income.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”), the Predecessor classifies its investment portfolio according to the provisions of SFAS 115 as either held to maturity, trading, or available for sale. At March 31, 2007, the Predecessor did not have any investments in its investment portfolio classified as available for sale and held to maturity.

Income Taxes

The operations of the Predecessor are currently included in the federal income tax return of Quest Cherokee, LLC, which is a limited liability company that is not subject to federal income taxes. Following the initial public offering of the Partnership, our operations will be treated as a partnership with each partner being separately taxed on its share of our taxable income. Therefore, no provision for current or deferred federal income taxes has been provided for in the accompanying carve out financial statements.

Fair Value of Financial Instruments

The Predecessor’s financial instruments consist of cash, receivables, deposits, hedging contracts, accounts payable, accrued expenses and notes payable. The carrying amount of cash, receivables, deposits, accounts payable and accrued expenses approximates fair value because of the short-term nature of those instruments. The hedging contracts are recorded in accordance with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 113). The carrying amounts for notes payable approximate fair value due to the variable nature of the interest rates of the notes payable.

Accounting for Derivative Instruments and Hedging Activities

The Predecessor seeks to reduce its exposure to unfavorable changes in natural gas prices by utilizing energy swaps and collars (collectively, “fixed-price contracts”). The Predecessor has adopted Statement of Financial Accounting Standards No. 133, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Derivative Instruments and Hedging Activities, which contains accounting and reporting guidelines for derivative instruments and hedging activities. It requires that all derivative instruments be recognized as assets or liabilities in the statement of financial position, measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Designation is established at the inception of a derivative, but re-designation is permitted. For derivatives designated as cash flow hedges and meeting the effectiveness guidelines of SFAS No. 133, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness is recognized immediately in earnings.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Pursuant to the provisions of SFAS No. 133, all hedging designations and the methodology for determining hedge ineffectiveness must be documented at the inception of the hedge, and, upon the initial adoption of the standard, hedging relationships must be designated anew. Based on the interpretation of these guidelines by the Predecessor, the changes in fair value of all of its derivatives during the period from June 1, 2003 to December 22, 2003 were required to be reported in results of operations, rather than in other comprehensive income.

Although the Predecessor’s fixed-price contracts may not qualify for special hedge accounting treatment from time to time under the specific guidelines of SFAS No. 133, the Predecessor has continued to refer to these contracts in this document as hedges inasmuch as this was the intent when such contracts were executed, the characterization is consistent with the actual economic performance of the contracts, and the Predecessor expects the contracts to continue to mitigate its commodity price and interest rate risks in the future. The specific accounting for these contracts, however, is consistent with the requirements of SFAS No. 133. Please read “Note 6 — Financial Instruments and Hedging Activities” below.

The Predecessor has established the fair value of all derivative instruments using estimates determined by its counterparties and subsequently evaluated internally using established index prices and other sources. These values are based upon, among other things, futures prices, volatility, and time to maturity and credit risk. The values reported in the financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors.

Asset Retirement Obligations

The Predecessor has adopted FASB’s Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). SFAS No. 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The Predecessor’s asset retirement obligations relate to the plugging and abandonment of natural gas and oil properties.

Allocation of Costs

The accompanying carve out financial statements have been prepared in accordance with SAB Topic 1-B. These rules require allocations of costs for salaries and benefits, depreciation, rent, accounting, and legal services, and other general and administrative expenses. QRC has allocated general and administrative expenses to the Predecessor based on time and other costs required to properly manage the assets. In management’s estimation, the allocation methodologies used are reasonable and result in an allocation of the cost of doing business borne by QRC on behalf of the Predecessor; however, these allocations may not be indicative of the cost of future operations or the amount of future allocations.

Historical financial statements of the Cherokee Basin Operations as of December 31, 2006 and March 31, 2007 and for the three months ended March 31, 2006 and 2007 are presented. The historical financial statements were prepared as follows:

•	Revenues include all revenues earned by the Cherokee Basin Operations, before elimination of intercompany sales with QRC and its subsidiaries. Prior to December 22, 2006, pursuant to a transportation agreement, Bluestem Pipeline, a wholly-owned subsidiary of QRC, generally charged the Cherokee Basin Operations transportation fees ranging from $0.78 per thousand cubic feet (“Mcf”) to $0.87 per Mcf. Effective December 1, 2006 pursuant to the midstream services agreement, the fee gathering, dehydration

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

and treating services is $0.50 per MMBtu of gas and $1.10 per MMBtu of gas for compression services, subject to annual adjustment.

•	Certain common expenses of QRC’s operations and the Cherokee Basin Operations were treated as follows:

•	general and administrative expenses associated with the pipeline operations were eliminated;

•	costs associated with the salt water disposal system, which were previously reported in Bluestem operations prior to the formation of Quest Midstream Partners, L.P. (“Quest Midstream”) in December 2006, were allocated to the Cherokee Basin Operations; and

•	third party costs incurred at the QRC level that are clearly identifiable as Cherokee Basin Operations costs, such as insurance premiums related to the Cherokee Basin Operations and legal fees of outside counsel related to contracts entered into or claims made by or against the Cherokee Basin Operations and salaries and benefits of Cherokee Basin Operations executives paid by QRC, were allocated to the Cherokee Basin Operations.

•	Non-producing acreage located outside of the Cherokee Basin and not transferred to the Partnership was eliminated from the balance sheet and related expenses was eliminated.

•	To the extent that the common expenses described above were charged to the Cherokee Basin Operations in the past, the reduction in expenses was retroactively reflected with the offsetting debit to partner’s equity.

•	Since the Partnership is not subject to entity level income taxes, no allocation of income taxes or deferred income taxes was reflected in the financial statements.

•	Derivative transactions remained with the Cherokee Basin Operations.

•	Management’s estimates of the expenses of the Cherokee Basin Operations on a stand-alone basis were not expected to be significantly different from those reflected in the statements.

Earnings per Share

During the periods presented, the Cherokee Basin Operations were wholly owned by QRC. Accordingly, earnings per share has not been presented.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) recently issued the following standards which the Predecessor reviewed to determine the potential impact on our financial statements upon adoption.

In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006 and has no current applicability to the Predecessor’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”), an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires (a) recognition of the funded status (measured as the difference between the fair value of the plan assets and the benefit obligation) of a benefit plan as an asset or liability in the employer’s statement of financial position, (b) measurement of the funded status as of the employer’s fiscal year-end with limited exceptions, and (c) recognition of changes in the funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS No. 158 has no current applicability to the Predecessor’s financial statements.

In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB No. 108”). SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), an amendment of FASB Statement of Financial Accounting Standards No. 115. SFAS No. 159 addresses how companies should measure many financial instruments and certain other items at fair value. The objective is to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 159.

4.	Long Term Debt

Long-term debt consists of the following:

	December 31,	March 31,
	2006	2007
	($ in thousands)

Senior credit facilities	$225,000	$225,000
Notes payable to banks and finance companies, secured by equipment and vehicles, due in installments through October 2013 with interest ranging from 5.5% to 11.5% per annum	569	348

Total long-term debt	225,569	225,348
Less — current maturities	324	228

Total long term debt, net of current maturities	$225,245	$225,120

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The aggregate scheduled maturities of notes payable and long-term debt for the five years ending December 31, 2012 and thereafter were as follows as of March 31, 2007:

2008	$228,000
2009	77,000
2010	19,000
2011	50,007,000
2012	100,006,000
Thereafter	75,011,000

$225,348,000

Credit Facilities

As of March 31, 2007, Quest Resource Corporation and Quest Cherokee were co-borrowers under the following credit facilities (which are referred to as the Predecessor credit facilities):

•	$100 million Senior Credit Agreement with Guggenheim Corporate Funding, LLC (“Guggenheim”), as administrative agent and syndication agent, and the lenders party thereto, which consists of a five-year $50 million revolving credit facility and a five-year $50 million first lien term loan;

•	$100 million Second Lien Term Loan Agreement with Guggenheim, as Administrative Agent, and the lenders party thereto; and

•	$75 million Third Lien Term Loan Agreement with Guggenheim, as Administrative Agent, and the lenders party thereto.

Interest accrues on the revolving credit facility at LIBOR plus 1.75% or the base rate plus 0.75%, at our option. Interest accrues on the first lien term loan at LIBOR plus 3.25% or the base rate plus 2.50%, at our option. Interest accrues on the second lien term loan at LIBOR plus 5.50%. The base rate is the greater of the prime rate or the federal funds effective rate plus 0.5%. Interest accrues on the third lien term loan at LIBOR plus 8.00%. For the three months ended March 31, 2007, the Predecessor’s weighted average interest rate under the credit facilities was approximately 11%.

The financial covenants applicable to the credit agreements require that:

•	for the Senior Credit Agreement, the Predecessor is required to maintain a ratio of PV-10 value for all of its proved reserves to indebtedness under the Senior Credit Agreement (excluding obligations under hedging agreements secured by the Senior Credit Agreement) of not less than 2.0 to 1.0.

•	for the Second and Third Lien Term Loan Agreements, the Predecessor’s ratio of PV-10 value for all of its proved reserves to total net debt must not be less than 1.5 to 1.

•	for all credit agreements, after giving effect to the amendments described in “Note 8 — Subsequent Events” below, the Predecessor’s ratio of total net debt to EBITDA for each quarter ending on the dates set forth below must not be more than:

•	4.50 to 1.0 for the quarter ended March 31, 2007;

•	5.50 to 1.0 for the quarter ended June 30, 2007;

•	4.75 to 1.0 for the quarter ended September 30, 2007;

•	4.25 to 1.0 for the quarter ended December 31, 2007;

•	3.50 to 1.0 for the quarter ended March 31, 2008;

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

•	3.25 to 1.0 for the quarter ended June 30, 2008; and

•	3.0 to 1.0 for the quarter ended on or after September 30, 2008.

Under all credit agreements “PV-10 value” is generally defined as the future cash flows from the Predecessor’s proved reserves (based on the NYMEX three-year pricing strip and taking into account the effects of its hedge agreements) discounted at 10%.

EBITDA is generally defined in all of the credit agreements as consolidated net income plus interest, income taxes, depreciation, depletion, amortization and other non-cash charges (including unrealized losses on derivative contracts), plus costs and expenses directly incurred in connection with the credit agreements, the private equity transaction and the buy-out of ArcLight’s investment in Quest Cherokee and any write-off of prior debt issue costs, minus all non-cash income (including unrealized gains on derivative contracts). The EBITDA for each quarter will be multiplied by four in calculating the above ratios.

Total net debt is generally defined as funded debt, less cash and cash equivalents, reimbursement obligations under letters of credit and certain surety bonds.

For additional information regarding the Predecessor’s credit facilities, please read “Note 5 — Long Term Debt” to the consolidated financial statements for the year ended December 31, 2006.

Other Long-Term Indebtedness

$348,000 of notes payable to banks and finance companies were outstanding at March 31, 2007 and are secured by equipment and vehicles, with payments due in monthly installments through October 2013 with interest ranging from 5.5% to 11.5% per annum.

5.	Commitments and Contingencies

Quest Cherokee, LLC (“Quest Cherokee”), STP Cherokee, Inc. (“STP”), and Bluestem Pipeline, LLC (“Bluestem”) were originally named defendants in a lawsuit (Case #CJ-2003-30) filed by plaintiffs Eddie R. Hill, et al, on September 27, 2003 in the District Court for Craig County, Oklahoma. Plaintiffs are royalty owners who are alleging underpayment of royalties owed them by STP and Quest Cherokee. Bluestem owns the gathering system that is used to gather gas from the wells in issue. Plaintiffs also allege, among other things, that STP and Quest Cherokee have engaged in self-dealing, have breached their fiduciary duties to Plaintiffs and have acted fraudulently towards Plaintiffs. Plaintiffs also allege that the gathering fees and related charges imposed by Bluestem should not be deducted by STP and Quest Cherokee in paying royalties. In March 2007, Plaintiffs filed an amended petition that added 20 additional plaintiffs and Quest Midstream Partners, L.P., Quest Energy Service, Inc., and Quest Midstream GP, LLC as defendants. Plaintiffs are seeking unspecified actual and punitive damages as a result of the alleged conduct by the defendants. Quest Cherokee intends to defend vigorously against these claims.

STP, Inc., STP Cherokee, LLC, Quest Cherokee, LLC, Quest Energy Service, LLC and Bluestem have been named defendants in a lawsuit (Case No. CJ-2005-143) by plaintiffs John C. Kirkpatrick, et ux., in the District Court for Craig County, Oklahoma. Plaintiffs have requested an accounting to determine if royalties have been properly paid and stated, that if Plaintiffs have suffered any damages for failure to properly pay royalties, Plaintiffs have a right to recover those damages and have asserted a claim of fraud. Discovery is ongoing and defendants are vigorously contesting Plaintiffs’ claims. Plaintiffs have not quantified their alleged damages. Quest Cherokee intends to defend vigorously against these claims.

Quest Cherokee and Bluestem were named as defendants in a lawsuit (Case No. 04-C-100-PA) filed by plaintiff Central Natural Resources, Inc. on September 1, 2004 in the District Court of Labette County, Kansas. Central Natural Resources owns the coal underlying numerous tracts of land in Labette County, Kansas. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

underlying some of that land and has drilled wells that produce coal bed methane gas on that land. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff is seeking quiet title and an equitable accounting for the revenues from the coal bed methane gas produced. Plaintiff has alleged conversion of the gas and seeks an accounting for all gas produced from the wells in issue. Quest Cherokee contends it has valid leases with the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee has asserted third party claims against the persons who entered into the gas leases with Quest Cherokee for breach of the warranty of title contained in their leases in the event that the court finds that Plaintiff owns the coal bed methane gas. The District Court granted Quest Cherokee’s motion for summary judgment, ruling that coal bed methane gas is owned by the owners of the gas rights. That ruling was appealed and the appeal is pending before the Kansas Supreme Court. The appeal has been fully briefed, but the Kansas Supreme Court has not yet set the matter for oral argument.

Quest Cherokee was named as a defendant in a lawsuit (Case No. CJ-06-07) filed by plaintiff Central Natural Resources, Inc. on January 17, 2006, in the District Court of Craig County, Oklahoma. Central Natural Resources owns the coal underlying approximately 2,250 acres of land in Craig County, Oklahoma. Quest Cherokee has obtained oil and gas leases from the owners of the oil, gas, and minerals other than coal underlying those lands, and has drilled and completed 20 wells that produce coal bed methane gas on those lands. Plaintiff alleges that it is entitled to the coal bed methane gas produced and revenues from these leases and that Quest Cherokee is a trespasser. Plaintiff seeks to quiet its alleged title to the coal bed methane and an accounting of the revenues from the coal bed methane gas produced by Quest Cherokee. Quest Cherokee contends it has valid leases from the owners of the coal bed methane gas rights. The issue is whether the coal bed methane gas is owned by the owner of the coal rights or by the owners of the gas rights. Quest Cherokee has answered the petition and discovery is ongoing. Quest Cherokee intends to defend vigorously against these claims.

Quest Cherokee was named as a defendant in a lawsuit (Case No. 05 CV 41) filed by Labette Energy, LLC in the district court of Labette County, Kansas. Plaintiff claims to own a 3.2 mile gas gathering pipeline in Labette County, Kansas, and that Quest Cherokee used that pipeline without Plaintiff’s consent. Plaintiff also contends that the defendants slandered its alleged title to that pipeline and suffered damages from the cancellation of their proposed sale of that pipeline. Plaintiff claims that they were damaged in the amount of $202,375. Discovery in that case is ongoing and Quest Cherokee intends to defend vigorously against Plaintiff’s claims.

Bluestem and Quest Cherokee were named as defendants in a lawsuit (Case No. CJ-2007-325) filed by Devonian Enterprises, Inc. d/b/a Permian Land Company (“Permian”) in the district court of Oklahoma County, Oklahoma. Permian is currently asserting a claim against Quest Cherokee and Bluestem in the amount of $521,252.88 for land services allegedly rendered to Bluestem and Quest Cherokee by Permian and for which no payment has been received by Permian. Quest Cherokee and Bluestem have asserted counterclaims against Permian for breach of contract and negligence, among other theories, due to Permian’s failure to file acquired instruments of record and deliver such records to Quest Cherokee and Bluestem, which has caused Quest Cherokee and Bluestem to incur unnecessary costs to re-acquire such instruments. In addition, Permian failed to ascertain whether or not minerals were leased or otherwise burdened and acquired oil and gas leases for Quest Cherokee and Bluestem, which were, in fact, burdened, causing Quest Cherokee and Bluestem to incur thousands of dollars in curative costs to acquire title to such minerals. Further, without approval, Permian inserted non-standard construction completion penalty provisions into said rights-of-way and easements, forcing Quest Cherokee and Bluestem to incur thousands of dollars in damages resulting from the unauthorized construction penalty provisions. Finally, Plaintiff has failed to return confidential information to Quest Cherokee and Bluestem pursuant to the parties’ written confidentiality and non-disclosure agreement. Quest Cherokee and Bluestem seek an undetermined amount of damages, injunctive relief, and an accounting

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

to determine whether and to what extent Permian charged excessive fees for purported services it provided. Discovery in that case is ongoing. Quest Cherokee intends to defend vigorously against Permian’s claims.

Quest Cherokee is a defendant in several lawsuits in which the plaintiffs allege that certain of the oil and gas leases owned by Quest Cherokee are either invalid, have expired by their terms and/or have been forfeited by Quest Cherokee. Plaintiffs in those cases are generally seeking statutory damages of $100 per lease, attorneys fees, and a judicial declaration that Quest Cherokee’s leases have terminated. As of May 8, 2007, the total amount of acreage covered by the leases at issue in these lawsuits was approximately 7,000 acres. Quest Cherokee contends that it has complied with the terms of these oil and gas leases and that they remain in full force and effect. Quest Cherokee intends to vigorously defend against the claims.

Quest Cherokee was named in an Order to Show Cause issued by the Kansas Corporation Commission (the “KCC”) (KCC Docket No. 07-CONS-155-CSHO) filed on February 23, 2007. The KCC has ordered Quest Cherokee to demonstrate why it should not be held responsible for plugging 22 abandoned and unplugged oil wells on a gas lease owned and operated by Quest Cherokee in Wilson County, Kansas. Quest Cherokee denies that it is legally responsible for plugging the wells in issue and intends to vigorously defend against the KCC’s claims.

The Predecessor, from time to time, may be subject to legal proceedings and claims that arise in the ordinary course of its business. Although no assurance can be given, management believes, based on its experiences to date, that the ultimate resolution of such items will not have a material adverse impact on the Predecessor’s business, financial position or results of operations. Like other natural gas and oil producers and marketers, the Predecessor’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental related expenditures.

6.	Financial Instruments and Hedging Activities

Natural Gas Hedging Activities

The Predecessor seeks to reduce its exposure to unfavorable changes in natural gas prices, which are subject to significant and often volatile fluctuation, through the use of fixed-price contracts. The fixed-price contracts are comprised of energy swaps and collars. These contracts allow the Predecessor to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided in the contracts. However, the Predecessor will not benefit from market prices that are higher than the fixed prices in the contracts for hedged production. Collar structures provide for participation in price increases and decreases to the extent of the ceiling and floor prices provided in those contracts. For the three months ended March 31, 2006 and 2007, fixed-price contracts hedged approximately 73.0%, and 71.6%, respectively, of the Predecessor’s natural gas production. As of March 31, 2007, fixed-price contracts are in place to hedge 17.5 Bcf of estimated future natural gas production. Of this total volume, 8.1 Bcf are hedged for 2007 and 9.4 Bcf thereafter.

For energy swap contracts, the Predecessor receives a fixed price for the respective commodity and pays a floating market price, as defined in each contract (generally a regional spot market index or in some cases, NYMEX future prices), to the counterparty. The fixed-price payment and the floating-price payment are netted, resulting in a net amount due to or from the counterparty. Natural gas collars contain a fixed floor price (put) and ceiling price (call) (generally a regional spot market index or in some cases, NYMEX future prices). If the market price of natural gas exceeds the call strike price or falls below the put strike price, then the Predecessor receives the fixed price and pays the market price. If the market price of natural gas is between the call and the put strike price, then no payments are due from either party.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated volumes, fixed prices, fixed-price sales and fair value attributable to the fixed-price contracts as of March 31, 2007.

	Nine Months
	Ending	Year Ending
	December 31,	December 31,
	2007	2008	Total
	(Dollars in thousands, except per MMBtu data)

Natural Gas Swaps:
Contract vols (MMBtu)	1,774,000	2,332,000	4,106,000
Weighted-avg fixed price per MMBtu(1)	$7.20	$7.35	$7.29
Fixed-price sales	$12,769	$17,141	$29,910
Fair value, net	$(906)	$36	$(870)
Natural Gas Collars:
Contract vols (MMBtu):
Floor	6,354,000	7,027,000	13,381,000
Ceiling	6,354,000	7,027,000	13,381,000
Weighted-avg fixed price per MMBtu(1):
Floor	$6.63	$6.54	$6.58
Ceiling	$7.54	$7.53	$7.53
Fixed-price sales(2)	$42,109	$45,973	$88,082
Fair value, net	$(6,744)	$(3,390)	$(10,134)
Total Natural Gas Contracts(3):
Contract vols (MMBtu)	8,128,000	9,359,000	17,487,000
Weighted-avg fixed price per MMBtu(1)	$6.75	$6.74	$6.75
Fixed-price sales(2)	$54,878	$63,114	$117,992
Fair value, net	$(7,650)	$(3,354)	$(11,004)

(1)	The prices to be realized for hedged production are expected to vary from the prices shown due to basis.

(2)	Assumes floor prices for natural gas collar volumes.

(3)	Does not include basis swaps with notional volumes by year, as follows: 2007: 1,368,750 MMBtu; 2008: 1,460,000 MMBtu.

The estimates of fair value of the fixed-price contracts are computed based on the difference between the prices provided by the fixed-price contracts and forward market prices as of the specified date, as adjusted for basis. Forward market prices for natural gas are dependent upon supply and demand factors in such forward market and are subject to significant volatility. The fair value estimates shown above are subject to change as forward market prices and basis change.

All fixed-price contracts have been approved by the Predecessor’s board of directors. The differential between the fixed price and the floating price for each contract settlement period multiplied by the associated contract volume is the contract profit or loss. For fixed-price contracts qualifying as cash flow hedges pursuant to SFAS 133, the realized contract profit or loss is included in oil and gas sales in the period for which the underlying production was hedged. For the three months ended March 31, 2007 and 2006, oil and gas sales

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

included $996,000 and $0, respectively, of net losses associated with realized losses under fixed-price contracts.

For contracts that did not qualify as cash flow hedges, the realized contract profit and loss is included in other revenue and expense in the period for which the underlying production was hedged. For the three months ended March 31, 2006 and 2007, other revenue and expense included $7.4 million and $0, respectively, of net losses associated with realized losses under fixed-price contracts.

For fixed-price contracts qualifying as cash flow hedges, changes in fair value for volumes not yet settled are shown as adjustments to other comprehensive income. For those contracts not qualifying as cash flow hedges, changes in fair value for volumes not yet settled are recognized in change in derivative fair value in the statement of operations. The fair value of all fixed-price contracts are recorded as assets or liabilities in the balance sheet.

Based upon market prices at March 31, 2007, the estimated amount of unrealized gains for fixed-price contracts shown as adjustments to other comprehensive income that are expected to be reclassified into earnings as actual contract cash settlements are realized within the next 12 months is $7.7 million.

Change in Derivative Fair Value

Change in derivative fair value in the statements of operations for the three months ended March 31, 2006 and 2007 are comprised of the following:

	For the Three Months Ended
	March 31,
	2006	2007
	($ in thousands)

Change in fair value of derivatives not qualifying as cash flow hedges	$13,370	$(1,036)
Settlements due to ineffective cash flow hedges	(7,404)	—
Ineffective portion of derivatives qualifying as cash flow hedges	1,111	572

	$7,077	$(464)

The amounts recorded in change in derivative fair value do not represent cash gains or losses. Rather, they are temporary valuation swings in the fair value of the contracts. All amounts initially recorded in this caption are ultimately reversed within this same caption over the respective contract terms.

Credit Risk

Energy swaps and collars provide for a net settlement due to or from the respective party as discussed previously. The counterparties to the derivative contracts are a financial institution and a major energy corporation. Should a counterparty default on a contract, there can be no assurance that we would be able to enter into a new contract with a third party on terms comparable to the original contract. The Predecessor has not experienced non-performance by its counterparties.

Cancellation or termination of a fixed-price contract would subject a greater portion of the Predecessor’s natural gas production to market prices, which, in a low price environment, could have an adverse effect on its future operating results. In addition, the associated carrying value of the derivative contract would be removed from the balance sheet.

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

Market Risk

The differential between the floating price paid under each energy swap or collar contract and the price received at the wellhead for our production is termed “basis” and is the result of differences in location, quality, contract terms, timing and other variables. For instance, some of the Predecessor’s fixed price contracts are tied to commodity prices on the New York Mercantile Exchange (“NYMEX”), that is, it receives the fixed price amount stated in the contract and pays to its counterparty the current market price for gas as listed on the NYMEX. However, due to the geographic location of the Predecessor’s natural gas assets and the cost of transporting the natural gas to another market, the amount that it receives when the Predecessor actually sells its natural gas is based on the Southern Star first of month index, with a small portion being sold based on the daily price on the Southern Star index. The difference between natural gas prices on the NYMEX and the price actually received by the Predecessor is referred to as a basis differential. Typically, the price for natural gas on the Southern Star first of month index is less than the price on the NYMEX due to the more limited demand for natural gas on the Southern Star first of month index.

The effective price realizations that result from the fixed-price contracts are affected by movements in this basis differential. Basis movements can result from a number of variables, including regional supply and demand factors, changes in the portfolio of the Predecessor’s fixed-price contracts and the composition of its producing property base. Basis movements are generally considerably less than the price movements affecting the underlying commodity, but their effect can be significant. Recently, the basis differential has been increasingly volatile and has on occasion resulted in the Predecessor receiving a net price for its natural gas that is significantly below the price stated in the fixed price contract.

Changes in future gains and losses to be realized in natural gas and oil sales upon cash settlements of fixed-price contracts as a result of changes in market prices for natural gas are expected to be offset by changes in the price received for hedged natural gas production.

Fair Value of Financial Instruments

The following information is provided regarding the estimated fair value of the financial instruments, including derivative assets and liabilities as defined by SFAS 133 that the Predecessor held as of December 31, 2006 and March 31, 2007 and the methods and assumptions used to estimate their fair value:

	December 31,		March 31,
	2006		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	(In thousands)

Derivative assets:
Interest rate swaps and caps	$197	$197	$122	$122
Basis swaps	$62	$62	$90	$90
Fixed-price natural gas swaps	$2,207	$2,207	$36	$36
Fixed-price natural gas collars	$13,111	$13,111	$5,228	$5,228
Derivative liabilities:
Basis swaps	$(377)	$(377)	$(267)	$(267)
Fixed-price natural gas swaps	$—	$—	$(906)	$(906)
Fixed-price natural gas collars	$(12,316)	$(12,316)	$(15,362)	$(15,362)
Credit facilities	$(225,000)	$(225,000)	$(225,000)	$(225,000)
Other financing agreements	$(569)	$(569)	$(348)	$(348)

QUEST ENERGY PARTNERS, L.P. PREDECESSOR

CONDENSED NOTES TO CARVE OUT FINANCIAL STATEMENTS — (Continued)

The carrying amount of cash, receivables, deposits, accounts payable and accrued expenses approximates fair value due to the short maturity of those instruments. The carrying amounts for notes payable approximate fair value due to the variable nature of the interest rates of the notes payable.

The fair value of all derivative instruments as of December 31, 2006 and March 31, 2007 was based upon estimates determined by the Predecessor’s counterparties and subsequently evaluated internally using established index prices and other sources. These values are based upon, among other things, futures prices, volatility, and time to maturity and credit risk. The values reported in the financial statements change as these estimates are revised to reflect actual results, changes in market conditions or other factors.

Derivative assets and liabilities reflected as current in the December 31, 2006 and March 31, 2007 balance sheets represent the estimated fair value of fixed-price contract and interest rate cap settlements scheduled to occur over the subsequent twelve-month period based on market prices for natural gas and fluctuations in interest rates as of the balance sheet date. The offsetting increase in value of the hedged future production has not been accrued in the accompanying balance sheet, creating the appearance of a working capital deficit from these contracts. The contract settlement amounts are not due and payable until the monthly period that the related underlying hedged transaction occurs. In some cases the recorded liability for certain contracts significantly exceeds the total settlement amounts that would be paid to a counterparty based on prices and interest rates in effect at the balance sheet date due to option time value. Since the Predecessor expects to hold these contracts to maturity, this time value component has no direct relationship to actual future contract settlements and consequently does not represent a liability that will be settled in cash or realized in any way.

7.	Asset Retirement Obligations

The Predecessor has adopted SFAS 143, Accounting for Asset Retirement Obligations. The following table provides a roll forward of the asset retirement obligations for the three months ended March 31, 2006 and 2007:

	Three Months Ended
	March 31,
	2006	2007
	($ in thousands)

Asset retirement obligation beginning balance	$1,150	$1,410
Liabilities incurred	40	42
Liabilities settled	(1)	(1)
Accretion expense	21	26
Revisions in estimated cash flows	—	—

Asset retirement obligation ending balance	$1,210	$1,477

8.	Subsequent Events

On April 25, 2007, the Predecessor entered into amendments to the Predecessor credit facilities:

Under the amendments, the lenders waived the default under the credit agreements due to the Predecessor’s failure to comply with the minimum total debt to EBITDA ratio for the fiscal quarter ended March 31, 2007, and the Predecessor’s maximum ratio of total net debt to EBITDA for future periods was amended as described above in “Note 4 — Long Term Debt.” In connection with the amendments, the Predecessor paid the lenders an aggregate amount equal to $1,687,500.

QUEST ENERGY PARTNERS, L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Quest Energy Partners, L.P.

We have audited the balance sheet of Quest Energy Partners, L.P. as of July 19, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Quest Energy Partners, L.P. as of July 19, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/  Murrell Hall McIntosh & Co PLLP

Oklahoma City, Oklahoma
July 19, 2007

QUEST ENERGY PARTNERS, L.P.

BALANCE SHEET
JULY 19, 2007

ASSETS
Current assets
Cash	$1,000

Total Assets	$1,000

PARTNERS’ CAPITAL
Limited partners’ capital	$980
General partner’s capital	20

Total partners’ capital	$1,000

See accompanying note to balance sheet.

QUEST ENERGY PARTNERS, L.P.

NOTE TO BALANCE SHEET

1.	Nature of Operations

Quest Energy Partners, L.P. (the “Partnership”) is a Delaware limited partnership formed on July 12, 2007 to acquire the assets of Quest Energy Partners, L.P. Predecessor.

The Partnership intends to issue 4,956,702 common units, representing limited partnership interests in the Partnership, and 9,452,898 subordinated units, representing additional limited partnership interests in the Partnership, to Quest Resource Corporation and 472,645 units representing a 2% general partner interest in the Partnership to Quest Energy GP, LLC. Quest Energy Partners, L.P. intends to offer 8,750,000 common units pursuant to a public offering.

Quest Energy GP, LLC, as general partner, contributed $20 and Quest Resource Corporation, as limited partner, contributed $980 to the Partnership on July 18, 2007. There have been no other transactions involving the Partnership as of July 19, 2007.

QUEST ENERGY GP, LLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Quest Energy GP, LLC

We have audited the accompanying balance sheet of Quest Energy GP, LLC as of July 19, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Quest Energy GP, LLC as of July 19, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/  Murrell Hall McIntosh & Co PLLP

Oklahoma City, Oklahoma
July 19, 2007

QUEST ENERGY GP, LLC

BALANCE SHEET
JULY 19, 2007

ASSETS
Current assets
Cash	$980
Investment in Quest Energy Partners, L.P.	20

Total Assets	$1,000

MEMBER’S EQUITY
Member’s equity	$1,000

Total member’s equity	$1,000

See accompanying note to balance sheet.

QUEST ENERGY GP, LLC

NOTE TO BALANCE SHEET

1.	Nature of Operations

Quest Energy GP, LLC (the “General Partner”) is a single member Delaware limited liability company, formed on July 12, 2007 to become the general partner of Quest Energy Partners, L.P. (the “Partnership”). The General Partner is a direct wholly-owned subsidiary of Quest Resource Corporation. The General Partner owns a 2% general partner interest in the Partnership.

On July 18, 2007, Quest Resource Corporation contributed $1,000 to the General Partner in exchange for a 100% ownership interest.

The General Partner has invested $20 in the Partnership. There have been no other transactions involving the General Partner as of July 19, 2007.

APPENDIX A — FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
QUEST ENERGY PARTNERS, L.P.

[TO COME]

A-1

APPENDIX B — GLOSSARY OF SELECTED TERMS

The terms defined in this section are used throughout this prospectus. The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

Bbl.  One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bbl/D.  One Bbl per day.

Bcf.  One billion cubic feet of gas.

Bcfe.  One billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Btu or British Thermal Unit.  The quantity of heat required to raise the temperature of a one pound mass of water by one degree Fahrenheit.

Cherokee Basin.  A fifteen-county region in southeastern Kansas and northeastern Oklahoma.

Completion.  The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Developed acreage.  The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well.  A well drilled within the proved boundaries of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well.  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Eligible Holder.  A person or entity qualified to hold an interest in gas and oil leases on federal lands. As of the date hereof, an Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

Exploitation.  A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory well.  A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Field.  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Frac/fracturing.  The method used to increase the deliverability of a well by pumping a liquid or other substance into a well under pressure to crack and prop open the hydrocarbon formation.

Gas.  Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

Gathering system.  Pipelines and other equipment used to move gas from the wellhead to the trunk or the main transmission lines of a pipeline system.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which we have a working interest.

Horizon or formation.  The section of rock, from which gas is expected to be produced.

Mcf.  One thousand cubic feet of gas.

Mcf/D.  One Mcf per day.

Mcfe.  One thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

MBbl.  One thousand Bbls.

MMBtu.  One million British thermal units.

MMcf.  One million cubic feet of gas.

MMcf/D.  One MMcf per day.

MMcfe.  One Mcf equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

MMcfe/D.  One MMcfe per day.

Net acres or net wells.  The sum of the fractional working interests owned in gross acres or wells, as the case may be.

Net production.  Production that is owned by us less royalties and production due others.

Net revenue interest.  The percentage of revenues due an interest holder in a property, net of royalties or other burdens on the property.

NGLs.  The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX.  The New York Mercantile Exchange.

Oil.  Crude oil, condensate and NGLs.

Permeability.  The ease of movement of water and/or gases through a soil material.

Perforation.  The making of holes in casing and cement (if present) to allow formation fluids to enter the well bore.

Productive well.  A well that produces commercial quantities of hydrocarbons exclusive of its capacity to produce at a reasonable rate of return.

Proved developed non-producing reserves.  Proved developed reserves expected to be recovered from zones behind casings in existing wells.

Proved developed reserves.  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the Web site at http://www.sec.gov/about/forms/regs-x.pdf.

Proved reserves.  The estimated quantities of crude oil, natural gas and NGLs that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the Web site at http://www.sec.gov/about/forms/regs-x.pdf.

Proved undeveloped reserves or PUDs.  Proved reserves that are expected to be recovered from new wells drilled to known reservoirs on acreage yet to be drilled for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. This definition of proved undeveloped reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the Web site at www.sec.gov/about/forms/regs-x.pdf.

Recompletion.  The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve.  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reserve-to-production ratio.  This ratio is calculated by dividing estimated net proved reserves by the production from the previous year to estimate the number of years of remaining production.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Royalty Interest:  A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil or natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interests have the exclusive right to exploit the mineral on the land.

Scf.  Standard cubic feet of gas.

Scf/ton.  Standard cubic feet of gas per ton.

Shut in.  Stopping an oil or gas well from producing.

Standardized measure.  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Our standardized measure does not reflect any future income tax expenses because we are not subject to federal income taxes. Standardized measure does not give effect to derivative transactions.

Unconventional resource development.  A development in which the targeted reservoirs generally fall into three categories: (1) tight sands, (2) coal beds, and (3) gas shales. The reservoirs tend to cover large areas and lack the readily apparent traps, seals and discrete hydrocarbon-water boundaries that typically define conventional reservoirs. These reservoirs generally require stimulation treatments or other special recovery processes in order to produce economic flow rate.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

APPENDIX C — RESERVE REPORT SUMMARY

[TO COME]

C-1

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Summary	1
Risk Factors	20
Cautionary Note Regarding Forward-Looking Statements	48
Use of Proceeds	49
Capitalization	50
Dilution	51
Our Cash Distribution Policy and Restrictions on Distributions	52
How We Make Cash Distributions	67
Selected Historical and Pro Forma Financial Data	78
Management’s Discussion and Analysis of Financial Condition and Results of Operations	80
Business	103
Management	123
Security Ownership of Certain Beneficial Owners and Management	133
Certain Relationships and Related Party Transactions	134
Conflicts of Interest and Fiduciary Duties	138
Description of the Common Units	147
The Partnership Agreement	149
Units Eligible for Future Sale	162
Material Tax Consequences	163
Selling Unitholder	180
Investment in Quest Energy Partners, L.P. by Employee Benefit Plans	181
Underwriting	182
Validity of the Common Units	186
Experts	186
Where You Can Find More Information	186
Index to Financial Statements	F-1
Appendix A — First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P.	A-1
Appendix B — Glossary Of Selected Terms	B-1
Appendix C — Reserve Report Summary	C-1

Until          , 2007 (25 days after the date of
this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

8,750,000 Common Units

Representing
Limited Partner Interests

[Quest Energy Partners Logo]

Quest Energy Partners, L.P.

PROSPECTUS

A.G. Edwards

Wachovia Securities

RBC Capital Markets

Friedman Billings Ramsey

          , 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee		$6,487
NASD filing fee		21,631
Nasdaq listing fee		*
Printing and engraving expenses		*
Fees and expenses of counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Members of Our Board of Directors.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section            of the Underwriting Agreement filed as an exhibit to this registration statement in which Quest Energy Partners, L.P. and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.	Recent Sales of Unregistered Securities.

On July 18, 2007, in connection with the formation of Quest Energy Partners, L.P. (the “Partnership”), the Partnership issued to (1) our general partner the 2% general partner interest in the Partnership for $20.00 and (2) our Parent the 98% limited partner interest in the Partnership for $980.00. These issuances were exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following documents are filed as exhibits to this registration statement:

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
3.1		Certificate of Limited Partnership of Quest Energy Partners, L.P.
*3	.2	Form of Amended and Restated Limited Partnership Agreement of Quest Energy Partners, L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3.3		Certificate of Formation of Quest Energy GP, LLC
*3	.4	Form of Limited Liability Company Agreement of Quest Energy GP, LLC
*5	.1	Opinion of Stinson Morrison Hecker LLP regarding validity of securities being issued
*8	.1	Opinion of Stinson Morrison Hecker LLP relating to tax matters
*10	.1	Form of Credit Agreement
*10	.2	Form of Quest Energy Partners, L.P. Long-Term Incentive Plan
*10	.3	Form of Contribution, Conveyance and Assumption Agreement
*10	.4	Form of Omnibus Agreement
*10	.5	Form of Management Services Agreement
10.6		Midstream Services and Gas Dedication Agreement, dated December 22, 2006 (but effective as of December 1, 2006), between Bluestem Pipeline, LLC and Quest Resource Corporation, including exhibits thereto (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K (File No. 0-17371) filed on December 29, 2006)
10.7		Quest Midstream Omnibus Agreement, dated December 22, 2006, among Quest Resource Corporation, Quest Midstream GP, LLC, Bluestem Pipeline, LLC and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K (File No. 0-17371) filed on December 29, 2006)
*21	.1	Subsidiaries of Quest Energy Partners, L.P.
23.1		Consent of Murrell, Hall, McIntosh & Co., PLLP
*23	.2	Consent of Stinson Morrison Hecker LLP (included in Exhibit 5.1)
*23	.3	Consent of Stinson Morrison Hecker LLP (included in Exhibit 8.1)
23.4		Consent of Cawley, Gillespie & Associates, Inc.
24.1		Powers of Attorney (included in the signature page hereof)

*	To be filed by amendment

(b) Financial Statement Schedules.

All schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission to the schedule, or because the information is included in the consolidated financial statements and notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Quest Energy GP, LLC or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Quest Energy GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on July 19, 2007.

Quest Energy Partners, L.P.
(Registrant)

By:	Quest Energy GP, LLC
(General Partner of the Registrant)

By:	/s/ Jerry D. Cash
Name: Jerry D. Cash

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry D. Cash and David E. Grose, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his name place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, any registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 19, 2007.

Signature	Title

/s/ Jerry D. Cash Jerry D. Cash	Chief Executive Officer (Principal Executive Officer) and Director

/s/ David Lawler David Lawler	Director

/s/ David E. Grose David E. Grose	Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
3.1		Certificate of Limited Partnership of Quest Energy Partners, L.P.
*3	.2	Form of Amended and Restated Limited Partnership Agreement of Quest Energy Partners, L.P. (included as Appendix A to the Prospectus and including specimen unit certificate for the common units)
3.3		Certificate of Formation of Quest Energy GP, LLC
*3	.4	Form of Limited Liability Company Agreement of Quest Energy GP, LLC
*5	.1	Opinion of Stinson Morrison Hecker LLP regarding validity of securities being issued
*8	.1	Opinion of Stinson Morrison Hecker LLP relating to tax matters
*10	.1	Form of Credit Agreement
*10	.2	Form of Quest Energy Partners, L.P. Long-Term Incentive Plan
*10	.3	Form of Contribution, Conveyance and Assumption Agreement
*10	.4	Form of Omnibus Agreement
*10	.5	Form of Management Services Agreement
10.6		Midstream Services and Gas Dedication Agreement, dated December 22, 2006 (but effective as of December 1, 2006), between Bluestem Pipeline, LLC and Quest Resource Corporation, including exhibits thereto (incorporated herein by reference to Exhibit 10.6 to Quest Resource Corporation’s Current Report on Form 8-K (File No. 0-17371) filed on December 29, 2006)
10.7		Quest Midstream Omnibus Agreement, dated December 22, 2006, among Quest Resource Corporation, Quest Midstream GP, LLC, Bluestem Pipeline, LLC and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.3 to Quest Resource Corporation’s Current Report on Form 8-K (File No. 0-17371) filed on December 29, 2006)
*21	.1	Subsidiaries of Quest Energy Partners, L.P.
23.1		Consent of Murrell, Hall, McIntosh & Co., PLLP
*23	.2	Consent of Stinson Morrison Hecker LLP (included in Exhibit 5.1)
*23	.3	Consent of Stinson Morrison Hecker LLP (included in Exhibit 8.1)
23.4		Consent of Cawley, Gillespie & Associates, Inc.
24.1		Powers of Attorney (included in the signature page hereof)

*	To be filed by amendment